Form 20-F
period 2024-06-30
Gamehaus Holdings Inc.
filed 2025-01-30
CIK 2000530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: January 24, 2025

Commission File Number: 001-42488

Gamehaus Holdings Inc.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

5th Floor, Building 2, No. 500 Shengxia Road

Pudong New District, Shanghai

The People’s Republic of China, 201210
+86-021-68815668
(Address of Principal Executive Offices)

Ms. Ling Yan, Chief Financial Officer

5th Floor, Building 2, No. 500 Shengxia Road

Pudong New District, Shanghai

The People’s Republic of China, 201210

+86-13918168014
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Ordinary Shares, $0.0001 par value per share	GMHS	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: As of January 24, 2025, the issuer had 53,569,377 ordinary shares, par value $0.0001 per share, outstanding, consisting of 37,971,264 Class A ordinary shares and 15,598,113 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐   No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☐

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) is being filed by Gamehaus Holding Inc., a Cayman Islands exempted company (“Pubco”). Unless otherwise indicated, “we,” “us,” “our,” and “Pubco,” and similar terminology refers to Gamehaus Holding Inc., a company incorporated under the laws of the Cayman Islands, and its subsidiaries subsequent to the Business Combination (defined below). References to “Gamehaus,” the “Company” and “Gamehaus Inc.” refers to Gamehaus Inc. prior to the consummation of the Business Combination.

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in “Item 3. Key Information—D. Risk Factors” herein.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

ii

EXPLANATORY NOTE

On September 16, 2023, Golden Star Acquisition Corporation, a Cayman Islands exempted company (“Golden Star”) entered into a certain Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), with Gamehaus Inc., a Cayman Islands exempted company (“Gamehaus”), Pubco, Gamehaus 1 Inc., an exempted company with limited liability incorporated in the Cayman Islands and a wholly owned subsidiary of Pubco (the “First Merger Sub”), Gamehaus 2 Inc., an exempted company with limited liability incorporated in the Cayman Islands and a wholly owned subsidiary of Pubco (the “Second Merger Sub”), G-Star Management Corporation, a British Virgin Islands company, in the capacity as the representative of Golden Star and the shareholders of Golden Star (the “Purchaser Representative” or the “Sponsor”) immediately prior to the effective time of the Second Merger (the “Effective Time”) from and after the Closing (as defined below).

The Merger Agreement provided for a business combination which was effected in two steps: (i) the First Merger Sub merged with and into Gamehaus (the “First Merger”), and Gamehaus is the surviving corporation of the First Merger and a direct wholly owned subsidiary of Pubco, and (ii) following confirmation of the effectiveness of the First Merger, the Second Merger Sub merged with and into Golden Star (the “Second Merger,” and, together with First Merger, the “Mergers”), and Golden Star is the surviving corporation of the Second Merger and a direct wholly owned subsidiary of Pubco (the Mergers together with the share exchange and other transactions contemplated by the Business Combination Agreement and other ancillary documents, the “Transactions” or “Business Combination”).

On January 24, 2025, Pubco consummated the Business Combination pursuant to the terms of the Business Combination Agreement and Gamehaus became a wholly owned subsidiary of Pubco. This Report is being filed in connection with the Business Combination.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The directors and executive officers are set forth in the section entitled “Item 6. Directors, Senior Management and Employees – A. Directors and Executive Officers.”

The business address for each of Pubco’s directors and senior management is 5th Floor, Building 2, No. 500 Shengxia Road, Pudong New District, Shanghai, the PRC.

B. Advisors

Hunter Taubman Fischer & Li LLC acted as U.S. counsel for Gamehaus upon the Business Combination. The address of Hunter Taubman Fischer & Li LLC is 950 Third Avenue, 19th Floor, New York, NY 10022.

Ogier acted as the Cayman Islands counsel for Gamehaus upon the Business Combination. The address of Ogier is Floor 11, Central Tower, 28 Queen’s Road Central, Central, Hong Kong.

C. Auditors

Audit Alliance LLP acted as the independent registered public accounting firm of Gamehaus, for its consolidated financial statements as of and for the fiscal years ended June 30, 2024 and 2023, and will be the Company’s independent registered public accounting firm following the Business Combination.

The address of Audit Alliance LLP is 10 Anson Road, #20-16 International Plaza, Singapore 079903.

UHY LLP, an independent registered public accounting firm, has acted as the accounting firm for Golden Star since 2021 through January 24, 2025, the closing date of the Business Combination.

UHY LLP is headquartered in Farmington Hills, Michigan, U.S.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma condensed combined basis as of June 30, 2024, after giving effect to the Business Combination assuming 100% redemptions into Cash.

As of June 30, 2024	Pro Forma Combined
Cash and cash equivalents	$13,869,167
Ordinary shares, class A	3,787
Ordinary shares, class B	1,560
Additional paid-in capital	9,729,164
Retained earnings	19,581,469
Accumulated other comprehensive loss	(1,772,669)
Non-controlling interests	28,036
Total Equity	27,571,347
Debt:
Due to related party	28,036
Total capitalization	$27,599,383

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with the Company are described in the Form F-4 in the section titled “Risk Factors,” which is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History

Gamehaus was incorporated under the laws of the Cayman Islands on December 2, 2020. The Company began its operations through Shanghai Kuangre Network Technology Co., Ltd. (“Shanghai Kuangre”), which is a limited liability company established pursuant to PRC laws on August 25, 2016. Shanghai Kuangre has formed the following two wholly owned subsidiaries pursuant to Hong Kong laws: (i) Dataverse, which was established on September 9, 2016 and (ii) Avid.ly Co., Limited (“Avid.ly”), which was established on June 21, 2017.

Gamehaus underwent a series of restructuring transactions, which primarily included:

●	on December 9, 2020, the Company incorporated Joypub Holding Limited (“Gamehaus BVI”) pursuant to the laws of the British Virgin Islands as a wholly owned subsidiary of Gamehaus;

●	on January 7, 2021, the Company incorporated Gamehaus Limited (“Gamehaus HK”) in Hong Kong as a wholly owned subsidiary of Gamehaus BVI;

●	on March 4, 2021, the Company incorporated Chongqing Haohan pursuant to PRC laws as a wholly owned subsidiary of Gamehaus HK;

●	on April 8, 2021, the Company incorporated Beijing Haoyou Network Technology Co., Ltd. (“Beijing Haoyou”) pursuant to PRC laws as a wholly owned subsidiary of Chongqing Haohan;

●	on October 29, 2021 and July 1, 2022, Gamehaus HK acquired an aggregate of 35.89% of the equity interests in Shanghai Kuangre from seven shareholders of Shanghai Kuangre for a total consideration of RMB142,325,400. On May 31, 2023, Gamehaus HK acquired an aggregate of RMB109,560,000 worth of paid-up registered capital in Shanghai Kuangre, which was converted from the capital reserved and resolved by the shareholders’ meeting. On October 16, 2023, Gamehaus HK completed the procedure of decreasing its subscribed capital in Shanghai Kuangre, and owed approximately 76.77% of the equity interests in Shanghai Kuangre. In February 2024, Gamehaus HK entered into share transfer agreements with Mr. Feng Xie and other minority shareholders to acquire the remaining approximately 23.23% of the equity interests in Shanghai Kuangre. As of the date of this Report, Gamehaus HK owns 100% of the equity interests in Shanghai Kuangre;

●	on May 25, 2022, the Compnay incorporated Gamehaus Pte. Ltd. (“Gamehaus SG”) pursuant to the laws of Singapore as a wholly owned subsidiary of Gamehaus Cayman;

●	on September 30, 2022, the Company incorporated Shanghai Haoyu Network Technology Co., Ltd. (“Shanghai Haoyu”) pursuant to PRC laws as a wholly owned subsidiary of Gamehaus SG;

●	on May 17, 2021, the Company incorporated Gamepromo pursuant to Hong Kong laws as a wholly owned subsidiary of Gamehaus HK; and

●	on August 15, 2022, Chongqing Haohan acquired an aggregate of 70% of the equity interests in Chongqing Fanfengjian Network Technology Co., Ltd. (“Chongqing Fanfengjian”), a limited liability company incorporated under the laws of the PRC through a share issuance on April 16, 2021, for a total consideration of RMB8,000,000. Chongqing Fanfengjian holds 100% of the equity interests in Shanghai Fanfengjian Network Technology Co., Ltd. (“Shanghai Fanfengjian”), which is a limited liability company incorporated pursuant to PRC laws on November 19, 2021.

Pubco was incorporated under the laws of the Cayman Islands on July 20, 2023, solely for the purpose of effectuating the Business Combination. Pubco owns no material assets and does not operate any business. Gamehaus’ principal executive office is located at 5th Floor, Building 2, No. 500 Shengxia Road, Pudong New District, Shanghai, the PRC, and its telephone number is +86-021-68815668.

Business Combination with Golden Star

On September 16, 2023, Golden Star entered into the Business Combination Agreement with Pubco, the First Merger Sub, the Second Merger Sub, Gamehaus, and the Sponsor. Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) the First Merger Sub will merge with and into Gamehaus, with Gamehaus surviving the First Merger as a wholly owned subsidiary of Pubco and the outstanding shares of Gamehaus being converted into the right to receive shares of Pubco; and (b) the Second Merger Sub will merge with and into Golden Star, with Golden Star surviving the Second Merger as a wholly owned subsidiary of Pubco and the outstanding securities of Golden Star being converted into the right to receive substantially equivalent securities of Pubco.

On January 24, 2025, the parties consummated the Business Combination.

B. Business Overview

Following and as a result of the Business Combination, all business of the Pubco is conducted through the Company and its subsidiaries. A description of the business of the Company is included in the Form F-4 in the sections titled “Business of Gamehaus” and “Gamehaus Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated herein by reference.

C. Organizational Structure

Upon consummation of the Business Combination, Gamehaus became a wholly owned subsidiary of Pubco. A description of the organizational structure of Pubco is included in the Form F-4 in the section entitled “Summary of the Proxy Statement/Prospectus—Organizational Structure” which is incorporated herein by reference.

D. Property, Plants and Equipment

Gamehaus’ principal executive offices are located at 5th Floor, Building 2, No. 500, Shengxia Road, Pudong New District, Shanghai, the PRC, where Shanghai Kuangre, one of its subsidiaries, leases office space from an independent third party. In addition, Beijing Haoyou, one of Gamehaus’ subsidiaries, leases office space for its research and development center at Building No.1, 3rd Floor, Unit 50332, No. 2 Nanzhugan Hutong, Dongcheng District, Beijing, China, from an independent third party. Shanghai Kuangre also leases office space from an independent third party, pursuant to a lease agreement dated September 1, 2022, with an area of approximately 2,265 square feet. Such facilities are described in the Form F-4 in the section entitled “Business of Gamehaus” and are incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following the Business Combination, we conduct business through Gamehaus and its subsidiaries. You should read the following discussion and analysis of the financial condition and results of operations of Gamehaus in conjunction with its consolidated financial statements and the related notes included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. The actual results of Gamehaus and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth “Item 3. Key Information—D. Risk Factors” and elsewhere in this Report.

Business Overview

Gamehaus is an exempted company with limited liability incorporated in the Cayman Islands. As a holding company with no material operations of its own, Gamehaus conducts all of its operations through its operating subsidiaries in Singapore, Hong Kong, and mainland China. Gamehaus is a technology-driven mobile game publishing company dedicated to nurturing partnerships with and amplifying the success of small- and medium-sized game developers. With its data-driven commercialization support and optimized game distribution solutions, the Company helps small- and medium-sized game developers stay competitive in the global gaming market.

As a game publisher targeting the global market, Gamehaus distributes mobile games created by its developer partners across a wide range of gaming markets worldwide, including in countries such as the U.S., the U.K., Australia, Germany, France, Canada, Brazil, Japan, and India, among others. As of the date of this Report, Gamehaus has built a diverse game portfolio across multiple genres, including social casino, match, simulation, RPG, puzzle, and bingo. See “Business of Gamehaus—Game Genres and Portfolio.” Gamehaus’ most popular game category is social casino, and the majority of its users for this genre are located in Europe and North America. As a result, more than 75% of its revenue for the fiscal years ended June 30, 2024 and 2023 was derived from the European and North American markets. As of the date of this Report, Gamehaus has published approximately 110 mobile games and has achieved over 200 million cumulative downloads.

Gamehaus operates as a game publishing company, but its role extends beyond that. As Gamehaus understands the challenges faced by small- and medium-sized game developers, who typically lack commercialization capabilities and face intense competition from large game developers in the mobile gaming industry with channel and resource advantages, it has developed a symbiotic relationship with small- and medium-sized game developers to drive mutual growth and success. Specifically, by leveraging its extensive experience in the mobile gaming industry, its technological advantages, and its data-driven insights into game content production and distribution, Gamehaus offers a comprehensive package of services covering all aspects of the game life cycle, including (i) game development, (ii) screening and pre-publication testing, (iii) user acquisition, and (iv) monetization. See “Business of Gamehaus—Services.” Gamehaus’ proven and scalable growth model allows it to remain an asset-light company while fostering partnerships with game developers by selecting games that are most likely to succeed and distributing these games through the most appropriate distribution channels, so as to maximize the ROI in game promotion and marketing. As of the date of this Report, Gamehaus has worked with 68 developer partners since its incorporation, who are all located in the PRC.

Gamehaus’ revenue for the fiscal year ended June 30, 2024 was $145.2 million, with net cash flows generated from operating activities of $3.2 million, compared to $168.2 million of revenue and $2.2 million of net cash flows generated from operating activities for the fiscal year ended June 30, 2023. Gamehaus had net income of $8.6 million and $4.1 million for the fiscal years ended June 30, 2024 and 2023, respectively.

Key Factors Affecting Business and Financial Results

A number of factors may affect the performance of the Company’s business and the comparability of its results from period to period, including:

●	Connections to Game Content Providers. The Company’s business relies heavily on its relationships with its developer partners, who are third-party game content providers. See “Business of Gamehaus–Developer Partners.” These connections enable the Company to offer a diverse and engaging portfolio of games to its customers. Any disruption in these relationships, whether due to contractual issues, changes in business strategies of its partners, or other reasons, could limit the Company’s access to high-quality game content, which would adversely affect its user engagement and revenue.

●	User Acquisition. Establishing and maintaining a loyal and growing user base is critical to the Company’s success. The Company invests significantly in marketing and advertising campaigns, including ad network and demand-side platform (“DSP”) marketing, social media marketing, and influencer partnerships, to attract new players to its games. The effectiveness of these campaigns, as well as the cost per acquisition of new users, is a key determinant of its future growth and profitability. Changes in advertising costs, platform algorithms, or competition for user attention can significantly impact the Company’s user acquisition efforts and results.

●	New Game Content and Features. The Company’s ability to retain existing players and attract new ones is heavily dependent on its capacity to continually innovate and offer new, engaging content and features within its games. This includes the development of new game titles, updates to existing games, and the launch of new in-app events or features that encourage player engagement and monetization. These initiatives require substantial investments in creative and technical resources, and their success is not guaranteed. Delays or failures in launching appealing new content or features could result in decreased player engagement and revenue.

●	Monetization. The Company’s revenue is primarily generated through in-app purchases of virtual items and currency, as well as in-app advertising. The effectiveness of the Company’s monetization strategies, including pricing, promotional offers, and advertising partnerships, is critical to its financial performance. Changes in player spending behavior, competition, regulatory restrictions on in-app purchases or advertising, and shifts in the broader digital advertising market can significantly impact the Company’s ability to monetize its user base effectively. Managing the balance between player engagement and monetization is a complex challenge that requires careful strategic planning and execution.

●	Investment in Technology. To maintain competitive, the Company continually invests in technology, including game development tools, data analytics, cloud infrastructure, and security measures. These investments enable the Company to improve the performance and security of its games, personalize player experiences, and operate more efficiently. However, technology investments are often capital-intensive and may not always yield expected returns. Additionally, the rapid pace of technological change in the mobile gaming industry requires the Company to adapt continuously, which can result in significant ongoing expenses.

Key performance indicators

The Company manages its business by tracking several key performance indicators, each of which is tracked by its internal analytics systems and more fully described below and referred to in its discussion of operating results. The Company’s key performance indicators are impacted by several factors that could cause them to fluctuate on a periodical basis, such as platform providers’ policies, restrictions, seasonality, user connectivity and the addition of new content to certain portfolios of games. Future growth in the number of players and engagement time will depend on the Company’s ability to retain current players, attract new players, launch new games and features, and expand into new markets and distribution platforms.

●	Average Daily Active Users. DAU is defined as the number of individual users who play a game on a particular day. The Company tracked DAU based on device activities. Thus, an individual who plays multiple games or on multiple devices is counted more than once. Average DAU for a period is the average of the monthly average DAUs for the period presented. The Company believes this indicator provides useful information in understanding the number of users reached across its portfolio of games on a daily basis.

●	Average Monthly Active Users. MAU is defined as the number of individual users who play a game during a particular month. The Company tracked MAU based on device activities. Thus, an individual who plays multiple games or on multiple devices is counted more than once. Average MAU for a period is the average of MAUs for each month for the period presented. The Company believes this indicator provides useful information in understanding the number of users reached across its portfolio of games on a monthly basis.

●	Average Daily Paying Users. DPU is defined as the number of individuals who made a purchase in a game during a particular day. The Company tracks DPU based on device activities. As such, an individual who makes a purchase in two different games in a particular day is counted as two DPUs and an individual who makes purchases in the same game on two different devices is also counted as two DPUs. The term “Average DPU” for a period is defined as the average of DPU for each day during the period presented. The Company uses DPU and Average DPU to better understand the size of its active player base that makes in-app purchases, thus enabling the Company to steer its strategic goals in setting player acquisition and pricing strategies.

●	Average Monthly Paying Users. MPU is defined as the number of individual users who make an in-app purchase during a particular month. An individual who makes purchases in multiple games or on multiple devices may, in certain circumstances, be counted more than once. However, the Company uses third-party data to limit the occurrence of multiple counting. Average MPU for a period is the average of MPUs for each month for the period presented. The Company believes this indicator provides useful information in understanding the number of users reached across its portfolio of games who make in-app purchases on a monthly basis.

●	Average Revenue Per Daily Active User. Average RPDAU is calculated by dividing revenue generated during a specific period by the Average DAU for that period, then further dividing by the number of days in the period. The Company believes this indicator provides useful information reflecting game monetization.

●	Average Monthly Payer Conversion Rate. Average MPCR is calculated by dividing average MPU for a specific period by the average MAU for the same period. The Company believes this indicator provides useful information about game monetization.

●	Average Daily Payer Conversion Rate. Average DPCR is calculated by dividing Average DPU for a specific period by the Average DAU for that period. The Company believes this indicator provides useful information reflecting game monetization.

●	Average Day Seven Retention Rate. Average 7D Retention Rate is calculated by dividing the number of new users who continue to with the app on the seventh day after installing for a specific period by the total number of new users for that period. The Company believes this indicator provides useful information reflecting user engagement.

Key Components of Financial Results

Revenue

The Company primarily generates its revenue from the sale of virtual items associated with mobile games. The Company also generates a portion of revenue from advertisements within mobile games. The following table presents the breakdown of the Company’s total revenue, both in absolute amount and as a percentage of its total revenue, for the fiscal years indicated.

	For the Fiscal Years Ended June 30,
	2024	%	2023	%
Revenue from In-app purchases	$131,638,895	90.6%	$150,815,913	89.7%
Revenue from advertisements	13,597,854	9.4%	17,340,993	10.3%
Total revenue	$145,236,749	100%	$168,156,906	100%

The Company distributes its games to game players/users through various mobile platforms, such as Apple App Store, Google Play, Amazon, and other mobile platforms. Through these platforms, users can download the Company’s free-to-play games and purchase virtual items to enhance their game-playing experience. Players can purchase virtual items through various widely accepted payment methods offered in the games. The Company’s games are distributed on various third-party platforms for which the platform providers collect proceeds from its game players and pay the Company an amount after deducting platform fees. For purchases made through such third-party platforms, the Company is primarily responsible for fulfilling the virtual items, has control over the content and functionality of games, and has the discretion to establish the virtual items’ prices. Therefore, the Company is the principal and, accordingly, revenue is recorded on a gross basis. Payment processing fees paid to platform providers are recorded within the cost of revenue.

Operating costs and expenses

The following table sets forth its operating costs and expenses, both in absolute amount and as a percentage of total revenue, for the fiscal years indicated.

	For the Fiscal Years Ended June 30,
	2024	%	2023	%
Cost of revenue	$70,658,025	51.7%	$71,374,290	43.3%
Research and development expenses	4,788,467	3.5%	5,485,627	3.3%
Selling and marketing expenses	57,685,521	42.1%	85,331,774	51.7%
General and administrative expenses	3,756,679	2.7%	2,814,455	1.7%
Total operating costs and expenses	$136,888,692	100%	$165,006,146	100%

Cost of revenue

Cost of revenue primarily consists of payment processing fees, royalties, customized design fees paid to related parties and third parties, hosting fees, and other direct expenses incurred to generate revenue. Platform providers, such as Apple, Google, and Amazon, charge transactional payment processing fees, which generally represent approximately 30% of the Company’s revenue, for accepting payments from players for in-app consumable virtual items. Royalties are incurred and paid by the Company, in accordance with licensing agreements for the relevant intellectual property, to both affiliated and unaffiliated third parties. Customized design fees are incurred in accordance with the design agreement upon the Company’s unique design request, and payment by the Company is made as the project progresses and upon its completion.

The Company expects cost of revenue to fluctuate proportionately with revenue, and such proportionality may vary as a percentage of revenue based on the Company’s mix of games with different royalties and profit-sharing arrangements.

Research and development expenses

Research and development expenses consist of (i) salaries, bonuses, benefits, and other compensations related to research and development; (ii) outsourced professional services related to the development of game and software; and (iii) depreciation expenses associated with assets associated with its research and development efforts. The Company expects research and development expenses to increase in absolute dollars as the Company expands its business and hires more employees to support its technical development and operating activities. The Company also expects research and development expenses specifically associated with new game development to fluctuate over time primarily because the Company capitalizes development costs incurred during the application development stage, but expenses development costs incurred during the preliminary project stage.

Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) advertisement expenses paid to third parties related to advertising and user acquisition; (ii) salaries, bonus, benefits, and other compensations for employees who work in service lines; and (iii) depreciation expenses associated with assets related to the Company’s selling and marketing efforts.

General and administrative expenses

General and administrative expenses primarily consist of (i) staff costs including salaries, bonuses, and other direct labor expenses related to general and administrative personnel; (ii) expenses related to outsourced professional services such as consulting, legal, and accounting services and insurance premiums; and (iii) rent, depreciation expenses, travel and communication expense, and other corporate expenses related to general and administrative personnel.

Performance Results of Operations

The table below shows the results of the Company’s key operating metrics for the periods indicated. Unless otherwise indicated, the operating metrics are presented in thousands, except percentages.

The Company measures the performance of its business using several key operating metrics, including Average DAUs, Average MAUs, Average DPUs, Average MPUs, Average RPDAU, Average MPCP, and Average DPCR. These operating metrics can help the Company’s management understand and measure the player engagement level of its players, and the size and reach of its audience.

	For the Fiscal Years Ended June 30,
(In thousands, except percentages)	2024	2023
Non-financial performance metrics
Average DAUs	878	1,012
Average MAUs	4,465	5,232
Average DPUs	19	22
Average MPUs	175	215
Average RPDAU	0.459	0.458
Average MPCR	3.9%	4.1%
Average DPCR	2.2%	2.2%
Average 7D Retention Rate	10.9%	12.4%

The Company’s Average DAUs decreased by 13.2%, or 134,000, to 878,000 for the fiscal year ended June 30, 2024 from 1,012,000 for the fiscal year ended June 30, 2023. The Company’s Average MAUs decreased by 14.7%, or 767,000, to 4,465,000 for the fiscal year ended June 30, 2024 from 5,232,000 for the fiscal year ended June 30, 2023.

The Company’s Average DPUs decreased by 13.6%, or 3,000, to 19,000 for the fiscal year ended June 30, 2024 from 22,000 for the fiscal year ended June 30, 2023. The Company’s Average MPUs decreased by 18.6%, or 40,000, to 175,000 for the fiscal year ended June 30, 2024 from 215,000 for the fiscal year ended June 30, 2023.

The decrease in Average DAUs, MAUs, DPUs and MPUs was primarily due to the loss of game players, as the Company reduced advertising costs by 33.4%, or 27.5 million, to $55.1 million for the fiscal year ended June 30, 2024, compared to $82.8 million for the fiscal year ended June 30, 2023.

The Company’s Average MPCR decreased by 4.9%, or 20 basis points, to 3.9% for the fiscal year ended June 30, 2024 from 4.1% for the fiscal year ended June 30, 2023. However, the Company’s Average DPCR remain steady at 2.2% for the fiscal year ended June 30, 2024, compared to for the fiscal year ended June 30, 2023. The Company’s Average RPDAU increased slightly to 0.459 for the fiscal year ended June 30, 2024 from 0.458 for the fiscal year ended June 30, 2023. The stability of payer conversion rates and payment rates, including the slight increase in Average RPDAU and the unchanged Average DPCR was primarily driven by the growing popularity of the Company’s games as the Company focused on live operations to enhance gameplay and monetization.

The Company’s Average 7D Retention Rate decreased by 11.9%, or 148 basis points, to 10.9% for the fiscal year ended June 30, 2023 from 12.4% for the fiscal year ended June 30, 2023. During the fiscal year ended June 30, 2024, the Company adopted a more active monetization strategy, which increased the payment conversion rate and Average RPDAU. However, it had a negative impact on the initial experience of free users, causing some non-paying users to leave and consequently leading to a decrease in the D7 retention rate.

Results of Operations

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2024 and 2023

The following table sets forth a summary of unaudited condensed consolidated results of operations for the period indicated. This information should be read together with the Company’s unaudited condensed consolidated financial statements and related notes included elsewhere in this Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Fiscal Year Ended June 30,		Change
	2024	2023	Amount	%
Revenue
Revenue from in-app purchases	$131,638,895	150,815,913	(19,177,018)	(12.7)%
Revenue from advertisements	13,597,854	17,340,993	(3,743,139)	(21.6)%
Total revenue	145,236,749	168,156,906	(22,920,157)	(13.6)%

Operating costs and expenses
Cost of revenue	(70,658,025)	(71,374,290)	716,265	(1.0)%
Research and development expenses	(4,788,467)	(5,485,627)	697,160	(12.7)%
Selling and marketing expenses	(57,685,521)	(85,331,774)	27,646,253	(32.4)%
General and administrative expenses	(3,756,679)	(2,814,455)	(942,224)	33.5%
Total operating costs and expenses	(136,888,692)	(165,006,146)	28,117,454	(17.0)%

Income from operations	8,348,057	3,150,760	5,197,297	165.0%

Total other income, net	373,011	864,658	(491,647)	(56.9)%

Income before income tax	8,721,068	4,015,418	4,705,650	117.2%
Income tax (expenses) benefits	(130,307)	78,743	(209,050)	(265.5)%
Net income	8,590,761	4,094,161	4,496,600	109.8%
Other comprehensive income
Foreign currency translation difference	(106,429)	(1,954,899)	1,848,470	(94.6)%
Total comprehensive income	$8,484,332	$2,139,262	6,345,070	296.6%

Revenue

The Company’s total revenue decreased by 13.6%, or $22.9 million, to $145.2 million for the fiscal year ended June 30, 2024 from $168.2 million for the fiscal year ended June 30, 2023.

The Company primarily generates revenue from the sale of virtual currency associated with online games. The Company distributes its games to game players/users through various mobile platforms, such as Apple App Store and Google Play. Through these platforms, users can download the Company’s free-to-play games and purchase virtual currency that can be redeemed for virtual goods in the game.

Revenue from in-app purchase decreased by 12.7%, or $19.2 million, to $131.6 million for the fiscal year ended June 30, 2024 from $150.8 million for the fiscal year ended June 30, 2023. The decrease in revenue from in-app purchase was primarily due to a 33.4% reduction in advertising costs related to user acquisition from $82.7 million for the fiscal year ended June 30, 2024, compared to $55.1 million for the fiscal year ended June 30, 2023. However, the Company mitigated the extent of the revenue decline by introducing new content and features, along with its ability to retain game players. The Company’s Average DPCR and Average RPDAU remained steady for the fiscal year ended June 30, 2024, compared with for the fiscal year ended June 30, 2023, indicating that existing users remained engaged and continued to make consistent payments. The reduction in in advertising costs related to user acquisition improved the company’s cash flow, allowing for the investments in new games.

The Company also has relationships with certain advertising service providers for advertisements within its games and revenue from these advertising providers is generated through impressions, click-throughs, and banner ads.

Revenue from advertisements decreased by 21.6%, or $3.7 million, to $13.6 million for the fiscal year ended June 30, 2024 from $17.3 million for the fiscal year ended June 30, 2023. The decrease in revenue from advertisements was primarily due to the 33.4% reduction in advertising costs related to user acquisition from $82.7 million for the fiscal year ended June 30, 2024, compared to $55.1 million for the fiscal year ended June 30, 2023. However, the Company mitigated the extent of the revenue decline by introducing new content and features, along with its ability to retain game players.

Operating cost and expenses

Operating costs and expenses decreased by 17.0%, or $28.1 million, to $136.9 million for the fiscal year ended June 30, 2024 from $165.0 million for the fiscal year ended June 30, 2023.

Cost of revenue

Cost of revenue decreased by 1.0%, or $0.7 million, to $70.7 million for the fiscal year ended June 30, 2024 from $71.4 million for the fiscal year ended June 30, 2023. The decrease in cost of revenue was primarily due to the decrease of $6.2 million in platform fees, offset by a $3.6 million increase in profit sharing arrangement paid to the game developers and $1.7 million increase in customized design fees. Specifically, the platform fees decreased by 13.0%, or $6.2 million, to $41.2 million for the fiscal year ended June 30, 2024 from $47.3 million for the fiscal year ended June 30, 2023. The decrease in platform fees was approximately in line with the 19.3% increase in the Company’s revenue. Management expects the platform fees to fluctuate proportionately with the Company’s revenue. The profit-sharing arrangements paid to game developers increased by 16.5%, or $3.6 million, to $22.0 million for the fiscal year ended June 30, 2024 from $25.7 million for the fiscal year ended June 30, 2023. The increase in profit sharing paid to the game developer was primarily due to certain games entering the profit-making stage after the promotion phase. As these games became profitable, the game developers started receiving their share, resulting in higher profit-sharing expenses. Management expects profit sharing paid to the game developers to fluctuate with the financial performance of individual games and the profit-sharing arrangements established with each game developer. The increase in customized design fees was primarily attributable to the Company’s collaborative effort in developing new games during the fiscal year ended June 30, 2024. Management expects customized design fee expenses to fluctuate with the development of new games and the continued updating of existing games.

Research and development expenses

Research and development expenses decreased by 12.7%, or $0.7 million, to $4.8 million for the fiscal year ended June 30, 2024 from $5.5 million for the fiscal year ended June 30, 2023. The decrease was primarily due to the Company optimizing its personnel structure in the research and development department to improve cost efficiency.

Selling and marketing expenses

Selling and marketing expenses decreased by 32.4%, or $27.6 million, to $57.7 million for the fiscal year ended June 30, 2024 from $85.3 million for the fiscal year ended June 30, 2023, primarily due to the decrease of $27.6 million in advertising costs related to marketing and player acquisition and retention.

General and administrative expenses

General and administrative expenses increased by 33.5%, or $1.0 million, to $3.8 million for the fiscal year ended June 30, 2024 from $2.8 million for the fiscal year ended June 30, 2023, primarily due to the increase in salary expenses, outsourcing professional fees, and travel expenses. All the increase are primarily attributed to the preparation of the public listing.

Other income, net

Other income (expenses), net, is used to record the Company’s non-operating income and expenses, interest income and expenses, investment income, and other income and expenses. For the fiscal year ended June 30, 2024, the Company had net other income of $0.4 million, representing a decrease of $0.5 million, compared to net other income of $0.9 million for the fiscal year ended June 30, 2023. The decrease was due to the decrease of $0.6 million in other income that consisted primarily of tax refunds from third-party platforms against the increase of $0.1 million in interest income.

Income tax expenses (benefit)

The provision for income taxes consists of current income taxes in the various jurisdictions where the Company is subject to taxation, primarily in China and Hong Kong, as well as deferred income taxes reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities in each of these jurisdictions for financial reporting purposes and the amounts used for income tax purposes.

Cayman

Gamehaus is incorporated in the Cayman Islands and is not subject to income taxes under the current laws of the Cayman Islands.

BVI

Gamehaus BVI is incorporated in the BVI and is not subject to income taxes under the current laws of the BVI.

Singapore

Gamehaus SG is incorporated in Singapore and is subject to Singapore Corporate Tax. Nil pretax income was generated in Singapore for the fiscal years ended June 30, 2024 and 2023.

Hong Kong

Gamehaus HK, Gamepromo, Dataverse, and Avid.ly are companies registered in Hong Kong and subject to the following corporate income tax rate: the first HK$2 million of profits earned will be taxed at half the current rate (i.e., 8.25%), while the remaining profits will continue to be taxed at the existing 16.5% if revenue is generated in Hong Kong. According to the relevant provisions of the Hong Kong tax law, a HK Company is exempt from profit tax on income derived from outside Hong Kong.

PRC

Under the EIT Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Starting from the tax year ended December 23, 2021, Shanghai Kuangre is qualified as a High and New Technology Enterprise (“HNTE”) and is subject to a favorable income tax rate of 15%. Shanghai Kuangre’s HNTE certification is valid for three years starting from December 2021 and subject to renewal. In accordance with the implementation rules of the Income Tax Law of the PRC, enterprises newly established in the Western Development Zone within the scope of “preferential catalogue of income tax for key industries encouraged to develop in West area” shall be subject to a favorable income tax rate of 15% from January 1, 2021 to December 31, 2030. Chongqing Haohan and Chongqing Fanfengjian are established in the Western Development Zone and they are subject to a favorable income tax rate of 15% until December 31, 2030. The Company’s remaining subsidiaries are subject to corporate income tax at the PRC unified rate of 25%.

For the fiscal year ended June 30, 2024, income tax expense was $0.13 million, compared to $0.08 million of income tax benefit for the fiscal year ended June 30, 2023, primarily because the net income before provision for income taxes increased by $4.7 million to 8.7 million for the fiscal year ended June 30, 2024 from $4.0 million for the fiscal year ended June 30, 2023. For the fiscal year ended June 30, 2024, the Company continued to benefit from a net operating loss carryover, net income that is exempted from profit tax, differential income tax rates applicable to certain entities in PRC, and additional deductions for research and development expenses, as it did for the fiscal year ended June 30, 2023.

Net income

As a result of the foregoing, the Company’s net income for the fiscal year ended June 30, 2024 increased by 109.8%, or $4.5 million, to $8.6 million from $4.1 million when compared with the fiscal year ended June 30, 2023. The increase in net income was primarily attributable to the Company’s continued effort to elevate gameplay experiences and enhance payer conversion rates. By prioritizing these aspects, the Company maintained steady revenue and effectively reduced advertising costs related to marketing and player acquisition and retention.

Net income per share

For the fiscal year ended June 30, 2024, the net income per ordinary share increased to $0.05, a significant increase from net income per share of $0.03 for the fiscal year ended June 30, 2023.

Liquidity and Capital Resources

In assessing the Company’s liquidity, management monitors and analyzes its cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. For the fiscal years ended June 30, 2024 and 2023, the Company recognized net income of approximately $8.6 million and $4.1 million, respectively. For the fiscal years ended June 30, 2024 and 2023, cash provided by operating activities was negative 3.2 million and 2.2 million, respectively. As of June 30, 2024 and 2023, the Company had $18.8 million and $16.0 million in cash and cash equivalent, respectively. The increase was primarily attributable to $3.2 million from operating activities and $0.1 million from investing activities, against $0.4 million used in financing activities.

The Company’s liquidity needs are to meet its working capital requirements, operating expenses, and capital expenditure obligations. The Company believes that its current cash on hand will be sufficient to meet the current and anticipated needs for general corporate purposes for at least the next 12 months from the date of this Report. The Company may, however, need additional cash resources in the future if the Company experiences changes in business conditions or other developments. The Company may also need additional cash resources in the future if it finds and wishes to pursue opportunities for investment, acquisition, capital expenditure, or similar actions. If the Company determines that the cash requirements exceed the amount of cash on hand, it may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to the shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. The Company’s current contractual obligations consist primarily of operating lease payments and the operating lease commitments for property management expenses under lease agreements. Therefore, the Company believes that it has sufficient cash reserves to pay short-term debts in order to maintain its liquidity.

On April 23, 2024, Shanghai Kuangre and Chongqing Haohan entered into a line of credit agreement with China Merchants Bank Co., Ltd., Shanghai Branch (“CMB”). According to the line of credit agreement, CMB extends a revolving credit facility amounting to RMB30 million to Shanghai Kuangre and Chongqing Haohan for the period from April 28, 2024 to April 27, 2025. The line of credit is guaranteed by Shanghai Kuangre, who entered into an irrevocable maximum amount guarantee contract with Chongqing Haohan and CMB on April 23, 2024. Pursuant to the guarantee contract, Shanghai Kuangre assumes joint and several guarantee responsibilities for all debts of Chongqing Haohan under the line of credit agreement. As of the date of this Report, neither Shanghai Kuangre nor Chongqing Haohan has entered into any loan agreement with CMB under the line of credit agreement.

Cash flows for the Fiscal Years Ended June 30, 2024 and 2023

The following table presents a summary of its cash flows for the periods indicated:

	For the Fiscal Years Ended June 30,
	2024	2023
Net cash provided by operating activities	$3,153,580	$2,190,078
Net cash used in investing activities	(407,345)	(1,451,916)
Net cash provided by financing activities	107,986	4,518,015
Effect of exchange rate changes on cash	(52,073)	(1,122,434)
Net increase in cash and restricted cash	$2,802,148	$4,133,743

Operating activities

Net cash flows provided by operating activities for the fiscal year ended June 30, 2024 increased by $1.0 million when compared with the fiscal year ended June 30, 2023.

Net cash provided by operating activities for the fiscal year ended June 30, 2024 was approximately $3.2 million, which was primarily attributable to net income of approximately $8.6 million, adjusted for non-cash items of approximately $0.9 million and for changes in working capital of approximately negative $6.3 million. The adjustments for changes in working capital mainly included (ii) a decrease in account payable of $12.8 million, and (ii) an increase in deferred offering cost of $1.4 million, offset by (iii) a decrease in account receivable of $5.5 million, and (iv) a decrease in advanced to suppliers of $2.1 million. The decreases were primarily due to the reduced advertising costs and the decrease in revenue. The increase in deferred offering cost was primarily due to the public listing.

Net cash provided by operating activities for the fiscal year ended June 30, 2023 was approximately $2.2 million, which was primarily attributable to net income of approximately $4.1 million, adjusted for non-cash items of approximately $1.0 million and for changes in working capital of approximately negative $2.9 million. The adjustments for changes in working capital mainly included (i) an increase in account receivable of $5.5 million, (ii) an increase in advanced to suppliers of $5.5 million, (iii) an increase in account payable of $9.0 million, and (iv) an increase in unearned contact liabilities of $1.1 million. All the increases were primarily due to the expansion of the Company’s business and the increase in revenue.

Investing activities

Net cash flows used in investing activities for the fiscal year ended June 30, 2024 decreased by $1.0 million when compared with the fiscal year ended June 30, 2023.

Net cash used in investing activities was $0.4 million for the fiscal year ended June 30, 2024, primarily attributable to investments in intangible assets of $0.3 million and investment in transportation equipment of $0.1 million.

Net cash used in investing activities was $1.5 million for the fiscal year ended June 30, 2023, primarily attributable to investments in intangible assets of $3.6 million and against proceeds from disposing of equity investments of $2.2 million.

Financing activities

Net cash flows provided by financing activities for the fiscal year ended June 30, 2024 decreased by $4.4 million when compared with the fiscal year ended June 30, 2023.

Net cash used in financing activities was $0.1 million for the fiscal year ended June 30, 2024, primarily due to the proceeds of $0.1 million from the controlling shareholder, Mr. Xie. See “Note 14 — RELATED PARTY TRANSACTIONS — Due to related parties” in the notes to Gamehaus’ consolidated financial statements.

Net cash provided by financing activities was $4.5 million for the fiscal year ended June 30, 2023, primarily attributable to $3.2 million of reinjection from investor for recapitalization and $1.3 million repayment from the controlling shareholder, Feng Xie. Specifically, during the Company’s reorganization in anticipation of its public listing, Shanghai Kuangre returned approximately $3.3 million in capital investment to Beijing Zhiyi, the then-shareholder of Shanghai Kuangre, in June 2022, and Beijing Zhiyi re-invested in Gamehaus in July 2022. During the fiscal year ended June 30, 2022, the Company advanced approximately $1.3 million as a loan to the controlling shareholder, Feng Xie, approved by the Company’s shareholders. The loan was due on demand and with an annual interest rate of 2.5%. The Company was repaid in December 2022. See “Note 14 — RELATED PARTY TRANSACTIONS — Due from related parties” in the notes to Gamehaus’ consolidated financial statements.

Capital Expenditures

The Company’s capital expenditures are primarily incurred for purchase of royalty rights from game developers and for expenditures on the capitalized development costs associated with infrastructure and new games or significant updates to existing games. The Company’s capital expenditures were $0.3 million and $3.6 million for the fiscal years ended June 30, 2024 and 2023, respectively. The Company intends to fund its future capital expenditures with its existing cash balance. Gamehaus will continue to incur capital expenditures as needed to meet the expected growth of its business.

Contractual Obligations

The following table sets forth the Company’ contractual obligations as of June 30, 2024.

Contractual Obligations as of June 30, 2024	Lease Commitment
Within one year	$61,652
Within two to three years	$58,754
Total	$120,406

The Company recorded lease costs of $442,119 and $499,481 for the fiscal years ended June 30, 2024 and 2023, respectively. Other than what is disclosed above, the Company did not have other significant commitments, long-term obligations, or guarantees as of June 30, 2024.

Off-Balance Sheet Commitments and Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, Gamehaus has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements. Furthermore, Gamehaus does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Gamehaus does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or engages in leasing, hedging or product development services with it.

Critical Accounting Policies and Estimates

In preparing the Company’s consolidated financial statements in conformity with U.S. GAAP, the Company’s management makes estimates and assumptions that affect amounts reported in the Company’s consolidated financial statements and accompanying notes. Such estimates include, but are not limited to, the allowance for credit losses, inventory and long-lived asset valuations, goodwill and other intangible asset valuations and impairment, equity-based compensation, and income taxes. Actual amounts may differ from these estimated amounts.

The Company considers accounting estimates critical accounting policies when: (i) the estimates involve matters that are highly uncertain at the time the accounting estimate is made, and (ii) different estimates or changes to estimates could have a material impact on the Company’s reported financial position, changes in financial position, or results of operations.

When more than one accounting principle, or method of its application, is generally accepted, the Company selects the principle or method that it considers the most appropriate based on the specific circumstances. Application of these accounting principles requires the Company to make estimates about the future resolution of existing uncertainties. Due to the inherent uncertainty involving estimates, actual results reported in the future may differ from such estimates. For additional information on its significant accounting policies, please refer to Note 2, Summary of Significant Accounting Policies to the Company’s consolidated financial statements included elsewhere in this Report.

Software development costs

The Company adopted ASC 985-20-25 on July 1, 2021. The Company reviews internal use software development costs associated with infrastructure and new games or significant updates to existing games to determine if the costs qualify for capitalizing. The development costs incurred during the application development stage are capitalized. Capitalization of such costs begins when the preliminary project stage is completed and ceases at the point in which the project is substantially complete and is ready for its intended purpose. The capitalization of development costs is recognized if, and only if, all of the following conditions are met: (i) technical feasibility to complete the games or internal use software so they will be available for use or sale; (ii) the intention to complete the games or internal use software and use them or sell them; (iii) ability to use or sell the games or internal use software, (iv) how the games or internal use software will generate probable future economic benefits; (v) the availability of proper technical, financial, and other resources to complete the development of the games or internal use software and to use them or sell them, and (vi) the ability to measure reliably the expenditure attributable to the games or internal use software during the development. With respect to new games or updates to existing games, the preliminary project stage remains ongoing until just prior to worldwide launch. The development costs of new games or updates to existing games are expensed as incurred to research and development in the consolidated statements of comprehensive income (loss).

As of June 30, 2024 and 2023, the Company capitalized $3,071,227 and $2,776,440 of development costs, respectively. The Company reviewed the development costs associated with the new games and determined that the preliminary project stage had been completed during the fiscal years ended June 30, 2024 and 2023. Consequently, development costs of approximately $0.3 million and $2.8 million were capitalized during the fiscal years ended June 30, 2024 and 2023, respectively. The estimated useful life of costs capitalized is generally five to seven years. During the fiscal years ended June 30, 2024 and 2023, the amortization of capitalized software costs totaled $39,167 and nil, respectively.

The Internal-use development costs are capitalized as developed games and amortized on a straight-line basis over a five to 10 years estimated useful life upon the publication of the game. The Company believes that a straight-line basis for amortization best represents the pattern through which the Company derives value from developed games. The Company evaluates the useful lives of these assets and conducts impairment tests whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as significant adverse changes to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the remaining useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the fiscal years ended June 30, 2024 and 2023.

Revenue recognition

The Company’s revenue is primarily generated from the sale of virtual currency associated with online games and advertisements within the Company’s games.

The Company recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenue from contracts with customers is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. To achieve the core principle of this standard, the Company applied the following five steps:

1.	identification of the contract, or contracts, with the customer;

2.	identification of the performance obligations in the contract;

3.	determination of the transaction price;

4.	allocation of the transaction price to the performance obligations in the contract; and

5.	recognition of the revenue when, or as, a performance obligation is satisfied.

Revenue from In-app Purchases

The Company primarily derives revenue from the sale of virtual currency associated with online games. The Company distributes its games to game players/users through various web and mobile platforms such as Apple App Store, Google Play, and other mobile platforms. Through these platforms, users can download the Company’s free-to-play games and can purchase virtual currency which can be redeemed in the game for virtual goods.

The initial download of the games does not create a contract under ASC 606; however, the separate election by the player to make an in-app purchase satisfies the ASC 606 criterion for creating a contract. Players can pay for their virtual items through various widely accepted payment methods offered in the games. Payments from players for virtual currency are required at the time of purchase, are non-refundable and relate to non-cancellable contracts that specify the Company’s obligations, and cannot be redeemed for cash or exchanged for anything other than virtual currency within the Company’s games. The purchase price is a fixed amount that reflects the consideration that the Company expects to be entitled to receive in exchange for the use of virtual currency by its customers. The platform providers collect proceeds from the game players and remit the proceeds to the Company after deducting their respective platform fees.

The Company is primarily responsible for providing the virtual currency, has control over the content and functionality of games, and has the discretion to establish the virtual currency prices. Therefore, the Company is the principal and revenue is recorded on a gross basis. Payment processing fees paid to platform providers are recorded within cost of revenue. The Company’s performance obligation is to display the virtual currency within the game over the estimated life of the paying player or until the virtual item is consumed in game play based upon the nature of the virtual item.

The Company categorizes its virtual currency as either consumable or durable. Substantially all of the Company’s games sell only consumable virtual currency. Consumable virtual currencies represent items that can be consumed by a specific player action and do not provide the player any continuing benefit following consumption. For the sale of consumable virtual currency, the Company recognizes revenue as the items are consumed. This review, performed on a game-by-game basis, includes an analysis of game players’ historical play behavior, purchase behavior, and the amount of virtual currency outstanding. Based upon this analysis, the Company has estimated the rate at which virtual currency is consumed during game play. Accordingly, revenue is recognized using a user-based revenue model using these estimated consumption rates. The Company monitors its analysis of customer play behavior on a periodic basis.

Deferred revenue, which represents a contract liability, represents mostly unrecognized fees collected for virtual currency which are not consumed at the balance sheets date, or for players that are still active in the games.

Sales and other taxes collected from customers on behalf of governmental authorities are accounted for on a net basis and are not included in revenue or operating expenses.

Revenue from Advertisements

The Company also has relationships with certain advertising service providers for advertisements within its games and revenue from these advertising providers is generated through impressions, click-throughs, and banner ads. The Company has determined that displaying the advertisements within the mobile games is identified as a single performance obligation. The transaction price in advertising arrangements is established by its advertising service providers and is generally the product of the number of advertising units delivered (such as impressions and offers completed) and the contractually agreed-upon price per unit. Revenue from advertisements is recognized at a point-in-time when the advertisements are displayed in the game or the offer has been completed by the user as the customer simultaneously receives and consumes the benefits provided from these services. The Company has determined that it is generally acting as an agent in its advertising arrangements, because the advertising service providers (i) maintain the relationship with the customers, (ii) control the pricing of the advertising such that the Company does not know the total price paid by the customer to the service providers, and (iii) control the advertising product through the time the advertisements are displayed in its games. Therefore, the Company recognizes revenue related to these arrangements on a net basis.

Disaggregation of Revenue

All the Company’s revenue from the sale of In-app purchases and from advertisements were recognized at a point in time.

Contract Liabilities and Other Disclosures

The Company receives customer payments based on the payment terms established in the Company’s contracts. Payment for the purchase of virtual currency, such as coins, chips, and cards, is made at purchase, and such payments are non-refundable in accordance with the Company’s standard terms of service. Such payments are initially recorded as a contract liability, and revenue is subsequently recognized as the Company satisfies its performance obligations.

The following table summarizes the Company’s opening and closing balances in contract liabilities and accounts receivable:

	Accounts Receivable	Contract Liabilities
Balance as of June 30, 2023	16,551,204	2,986,364
Balance as of June 30, 2024	11,024,450	2,830,068

Substantially all of the Company’s unsatisfied performance obligations relate to contracts with an original expected length of one year or less.

Cost of Revenue

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate in-app purchase revenue. Such costs are recorded as incurred, and primarily consist of fees withheld by the Company’s platform providers from the player proceeds received by the platform providers on the Company’s behalf, amortization of licensing and royalty fees, profit sharing arrangement paid to the game developers, customized design fees, and third-party service fees paid that are directly related to game publishing.

Advertising Costs

The cost of advertising is expensed as incurred, and totaled $55.1 million and $82.6 million for the fiscal years ended June 30, 2024 and 2023, respectively. Advertising costs primarily consist of marketing and player acquisition and retention costs and are included in sales and marketing expenses.

Recently issued and adopted accounting pronouncements

In October 2021, the Financial Accounting Standards Board (“FASB”) issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers,” which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new guidance is required to be applied prospectively to business combinations occurring on or after the date of adoption. This guidance is effective for the Company for the fiscal year ended March 31, 2024 and interim reporting periods during the fiscal year ended March 31, 2024. Early adoption is permitted. The Company does not expect that the adoption of this guidance to have a material impact on its financial position, results of operations, and cash flows.

In March 2022, the FASB issued ASU No. 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, which eliminates the troubled debt restructurings (TDRs) accounting model for creditors that have already adopted Topic 326, which is commonly referred to as the current expected credit loss (CECL) model. For entities that have adopted Topic 326, the amendments in this Update are effective for the fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The FASB’s decision to eliminate the TDR accounting model is in response to feedback that the allowance under CECL already incorporates credit losses from loans modified as TDRs and, consequently, the related accounting and disclosures – which preparers often find onerous to apply – no longer provide the same level of benefit to users. The Company does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, and cash flows.

In November 2023, the FASB issued ASU 2023-07, which modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The update is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company does not expect that the adoption of ASU 2023-07 will have a material impact on its consolidated financial statements disclosures.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statement.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this Report. The business address our directors and executive officers is 5th Floor, Building 2, No. 500 Shengxia Road, Pudong New District, Shanghai, the PRC.

Name	Age	Position
Feng Xie	47	Chairman of the Board of Directors and Director
Yimin Cai	37	Chief Executive Officer and Director
Ling Yan	38	Chief Financial Officer and Director
Xi Yan	43	Chief Technology Officer and Director
Yan Gong	51	Independent Director
Lei Zhu	53	Independent Director
Kenneth Lam	60	Independent Director

Mr. Feng Xie. Mr. Xie has served as the Chairman of the Board of Directors and a Director of Pubco since January 2025. Mr. Xie is the founder and has served as a director and the chairman of board of directors of Gamehaus since December 2020 and November 2023, respectively. Mr. Xie has also served as the chairman and chief executive officer of Shanghai Kuangre since October 2016, responsible for the management of day-to-day operations and high-level strategizing and business planning. From December 2010 to September 2016, Mr. Xie founded and served as the chief executive officer of Shanghai Holaverse Network Technology Co., Ltd., a company primarily focused on the development of mobile applications. From March 2009 to February 2010, Mr. Xie served as the vice president of China at TCL Technology Group Corporation (SHE: 000100), responsible for management of global mobile Internet business. Mr. Xie graduated Air Force Engineering University majoring in Computer Science and Technology in 2001. Mr. Xie is pursuing an EMBA at the National University of Singapore starting from September 2023.

Mr. Yimin Cai. Mr. Cai has served as the Chief Executive Officer and a Director of Pubco since January 2025. Mr. Cai has served as the chief executive officer of Gamehaus since November 2023, responsible for business development, investment, operations, and user acquisition. Since February 2018, Mr. Cai has served as the director of business development at Shanghai Kuangre, responsible for business development of the company. From October 2017 to February 2018, Mr. Cai served as the vice director of human resources at AIA Group Limited (HK: 1299), a multinational insurance company, where he was responsible for driving and managing organizational changes and ensuring that employees were prepared and supported effectively. From February 2012 to October 2017, Mr. Cai served as a manager at PricewaterhouseCoopers Management Consulting (Shanghai) Co., Ltd., responsible for merger and acquisition and post merge integration consulting. Mr. Cai received his bachelor’s degree in Applied Psychology from Nanjing University in 2010 and his master’s degree in Education and Psychology from University of Cambridge in 2012.

Ms. Ling Yan. Ms. Yan has served as the Chief Financial Officer and a Director of Pubco since January 2025. Ms. Yan has served as a director and the chief financial officer of Gamehaus since December 2020 and November 2023, respectively. Ms. Yan has also served as the chief financial officer of Shanghai Kuangre since October 2016, responsible for the company’s overall financial management and internal control. From July 2013 to September 2016, Ms. Yan served as the chief financial officer of Shanghai Holaverse Network Technology Co., Ltd., where she was responsible for the company’s overall financial management, tax compliance, and accounting related matters. Ms. Yan received a bachelor’s degree in Finance from Zhengzhou University in 2009.

Mr. Xi Yan. Mr. Yan has served as the Chief Technology Officer and a Director of Pubco since January 2025. Mr. Yan has served as a partner of Shanghai Kuangre since October 2016, responsible for the company’s technology, data, and marketing promotion. From December 2011 to September 2016, Mr. Yan served as a partner of Shanghai Holaverse Network Technology Co., Ltd., responsible for technology and operation management. Mr. Yan received his bachelor’s degree in Computer Science and Technology from Donghua University in 2003.

Prof. Yan Gong. Mr. Gong has served as an Independent Director of Pubco since January 2025. Since July 2013, Mr. Gong has served as a professor of Entrepreneurial Management Practice at China Europe International Business School, responsible for conducting research, delivering lectures, and overseeing curriculum development. From May 2016 to May 2023, Mr. Gong served as an independent director at Giant Network Group Co., Ltd. (SHE: 002558), and from August 2016 to April 2020, Mr. Gong also served as an independent director at Jack Technology Co., Ltd. (SSE: 603337). Mr. Gong received a bachelor’s degree in Electrical Engineering from Hunan University in 1994, an MBA degree from Zhejiang University in 2001, and a Ph.D. degree in Management from University of Wisconsin-Madison in 2007.

Prof. Lei Zhu. Ms. Zhu has served as an Independent Director of Pubco since January 2025. Since July 2018, Ms. Zhu has served as a professor of Accounting at Fudan Fanhai International School of Finance, Fudan University, responsible for conducting research, teaching corporate finance courses, and contributing to academic initiatives. From July 2013 to July 2018, Ms. Zhu served as an associate professor of accounting at Shanghai Advanced Institute of Finance, Shanghai Jiao Tong University. From July 2009 to June 2013, Ms. Zhu served as an assistant professor of Accounting at Boston University, responsible for teaching courses and contributing to academic projects. Ms. Zhu’s research involves theoretical and empirical studies of corporate finance and financial institutions, as well as the legal and regulatory framework for the financial market. Ms. Zhu received a bachelor’s degree in Accounting in Temple University in 1997, a master’s degree in Finance from Boston College in 2002, and a Ph.D. degree in Accounting from Columbia Business School in 2009.

Mr. Kenneth Lam. Mr. Lam has served as an Independent Director of Pubco since January 2025. Mr. Lam has served as the chief financial officer of Golden Star since December 2, 2021. Mr. Lam, a chartered accountant in the United Kingdom and a CPA in Hong Kong, is a seasoned finance executive with cross functional experiences including board directorship, executive management, enterprise risk management, quality system implementation, Environmental Health & Safety supervision, legal and company secretarial support in leading MNCs. He has a proven track record on formulating and implementing financial strategies for multi-national corporations in the Chinese market. Mr. Lam was the China CFO, Asia Motor Business Unit Finance Business Partner, interim CEO of AXA Assistance based in Beijing and Suzhou between 2016 and 2018. Before joining AXA, he worked for Airbus for 17 years from 1998 to 2015 in Beijing and Tianjin. He was the Vice President in Finance & Quality of Airbus and acted as the CFO of Airbus in China, board director in JVs and WOFE, and the finance shared services leader of the Group. Mr. Lam was the lead player in the establishment of an engineering center in Beijing, the A320 Final Assembly Line and a logistics center in Tianjin, and a manufacturing center in Harbin. He was also the chief negotiator of two Beijing JV extensions. Between 1995 and 1997, Mr. Lam was the Senior Financial Accountant and Regional EH&S Supervisor of ARCO Chemical Asia Pacific in Hong Kong. On the public practice side, Mr. Lam joined PriceWaterhouseCoopers in Beijing from 1997 to 1998, Ernst & Young in Hong Kong from 1992 to 1994, and Helmores in London from 1988 to 1991. During these periods, Mr. Lam gained rich experience in providing client assurance and IPO services, and advising clients on business issues. Mr. Lam was appointed by the Chief Executive of Hong Kong as a Financial Reporting Review Panel Member of the Financial Reporting Council from 2007 to 2013. The duty was to conduct enquiries into non-compliance with financial reporting requirements of listed companies. Mr. Lam received a bachelor of science degree with honors in Electrical Engineering Science from the University of Warwick and a master of science degree in Management Science from the Imperial College London.

B. Compensation

None of Pubco’s directors or executive officers has received any compensation for services rendered to date. Further, no cash compensation has accrued to Pubco’s director and executive officers who were employed by Pubco or its subsidiaries to date.

Pubco intends to develop an executive compensation program that is consistent with existing compensation policies and philosophies of Nasdaq-listed peer companies, which are designed to align the interest of executive officers with those of its stakeholders, while enabling Pubco to attract, motivate and retain individuals who contribute to the long-term success of Pubco. Specific determinations with respect to director and executive compensation after the Business Combination have not yet been made.

2023 Equity Incentive Plan

Under Pubco’s 2023 Equity Incentive Plan, which we refer to herein as the “2023 Plan,” a number of Class A Ordinary Shares equal to 7% of the aggregate number of Pubco Ordinary Shares issued and outstanding immediately after the Closing, or 3,749,856 Class A Ordinary Shares, have been authorized for issuance pursuant to awards under the 2023 Plan.

The 2023 Plan provides for an automatic share reserve increase feature, whereby the share reserve will be increased automatically on the first day of each fiscal year beginning with the 2024 fiscal year, in an amount equal to the lesser of (i) a number equal to 6% of the aggregate number of shares of Pubco Ordinary Shares outstanding on the last day of the immediately preceding fiscal year and (ii) such number of shares as is determined by the Pubco Board or any committee authorized by the Pubco Board. The automatic share reserve feature and any provisions that are or would create a “formula” plan for purposes of the Nasdaq listing requirements will operate only until the ten-year anniversary of the earlier of the initial adoption of the 2023 Plan by the Pubco Board or the approval of the 2023 Plan by Pubco shareholders, and therefore no automatic share reserve increase will be added after the increase on the first day of Pubco’s 2032 fiscal year.

Types of Awards. The 2023 Plan permits the awards of options, share appreciation rights, dividend equivalent right, restricted shares and restricted share units, and other rights or benefits under the 2023 Plan.

Authorized Shares. The 2023 Plan provides for the issuance of up to seven percent (7%) of the aggregate number of Ordinary Shares issued and outstanding immediately after the Closing, subject to adjustment upon changes in capitalization of Pubco and automatic increase. Any Ordinary Shares covered by an award (or portion of an award) which is forfeited, is canceled, or expires (whether voluntarily or involuntarily) shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Ordinary Shares which may be issued under the 2023 Plan. Ordinary Shares that actually have been issued under the 2023 Plan pursuant to an award shall not be returned to the 2023 Plan and shall not become available for future issuance under the 2023 Plan, except that if unvested Ordinary Shares are forfeited or repurchased by Pubco, such Ordinary Shares shall become available for future grant under the 2023 Plan. To the extent not prohibited by the applicable law and the listing requirements of the applicable stock exchange or national market system on which the Ordinary Shares are traded, any Ordinary Shares covered by an award which are surrendered (i) in payment of the award exercise or purchase price or (ii) in satisfaction of tax withholding obligations incident to the exercise of an award shall be deemed not to have been issued for purposes of determining the maximum number of Ordinary Shares which may be issued pursuant to all awards under the 2023 Plan, unless otherwise determined by the administrator. During the term of the 2023 Plan, Pubco will at all times reserve and keep available a sufficient number of Ordinary Shares available for issue to satisfy the requirements of the 2023 Plan.

Plan Administration. The 2023 Plan shall be administrated by the administrator of the 2023 Plan, which shall be the Pubco Board or a compensation committee of the Board or another board committee designated by the Pubco Board to administer the 2023 Plan in accordance with applicable stock exchange rules.

Eligibility. Pubco may grant awards to its employees, directors, and consultants. An employee, director, or consultant who has been granted an award may, if he or she is otherwise eligible, be granted additional awards.

Designation of Award. Each award under the 2023 Plan is designated in an award agreement, which is a written agreement evidencing the grant of an award executed by Pubco and the grantee, including any amendments thereto.

Conditions of Award. Pubco’s board of directors or any entity appointed by its board of directors to administer the 2023 Plan shall determine the provisions, terms, and conditions of each award including, but not limited to, the award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, and form of payment upon settlement of the award.

Terms of Award. The term of each award is stated in the award agreement between Pubco and the grantee of such award.

Transfer Restrictions. Unless otherwise determined by the administrator of the 2023 Plan, awards shall be transferable by the grantee: (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the grantee, only to the extent and in the manner approved by the administrator of the 2023 Plan. Notwithstanding the foregoing, the grantee may designate a beneficiary or beneficiaries of the grantee’s award in the event of the death of the grantee on a beneficiary designation form provided by the administrator of the 2023 Plan.

Exercise of Award. Any award granted under the 2023 Plan is exercisable at such times and under such conditions as determined by the administrator under the terms of the 2023 Plan and specified in the award agreement. An award is deemed to be exercised when exercise notice has been given to the company in accordance with the terms of the award by the person entitled to exercise the award and full payment for the shares with respect to which the award is exercised.

Amendment, Suspension or Termination of the 2023 Plan. The Pubco Board may amend, alter, suspend, discontinue, or terminate the 2023 Plan, and the administrator of the Plan may amend, alter, adjust, suspend, discontinue, or terminate any award agreement hereunder or any portion hereof or thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation, or termination shall be made without (i) shareholder approval with such legally mandated threshold for a resolution of the shareholders if such approval is necessary to comply with Applicable Laws (as defined under the 2023 Plan) or if such amendment would change any of the provisions of Section 12(a) of the 2023 Plan, and (ii) with respect to any award agreement, determination by the administrator of the 2023 Plan in good faith, if such action would materially and adversely affect any rights of such grantee under any award already granted.

Employment Agreements with Executive Officers

Pubco has entered into employment agreements with each of its executive officers. Pursuant to the employment agreements, we agreed to employ each of our executive officers for an initial term of three years, which could be automatically extended for successive one-year terms unless either party provides a one-month prior written notice to terminate the employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to, the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation, or other entity without written consent, any confidential information.

C. Board Practices

Risk Oversight

The Pubco Board is responsible for overseeing Pubco’s risk management process. The Pubco Board focuses on Pubco’s general risk management strategy, the most significant risks facing Pubco, and oversight of the implementation of risk mitigation strategies by the management of Pubco. Pubco’s audit committee is also responsible for discussing Pubco’s policies with respect to risk assessment and risk management.

The Pubco Board appreciates the evolving nature of its business and industry and is actively involved with monitoring new threats and risks as they emerge.

Committees of the Board of Directors

Pubco has established a separately standing audit committee, nominating and corporate governance committee, and compensation committee. The Pubco Board has adopted a charter for each of these committees. Pubco intends to comply with future Nasdaq requirements to the extent they will be applicable to Pubco.

Audit Committee

Pubco’s audit committee is composed of Lei Zhu, Yan Gong, and Kenneth Lam, with Lei Zhu serving as chairperson. The Pubco Board has determined that all such directors meet the independence requirements under the Nasdaq listing rules and under Rule 10A-3 of the Exchange Act. Each member of the audit committee is financially literate, in accordance with Nasdaq audit committee requirements, and possesses prior experience sitting in auditing committees of publicly-listed companies. In arriving at this determination, the Pubco Board examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

Nomination and Corporate Governance Committee

Pubco’s nomination and corporate governance committee is composed of Feng Xie, Yan Gong, and Lei Zhu, with Feng Xie with serving as chairperson. The nomination and corporate governance committee is responsible for the assessment of the performance of the board, considering and making recommendations to the Pubco Board with respect to the nominations or elections of directors and other governance issues.

Compensation Committee

Pubco’s compensation committee is composed of Yimin Cai, Yan Gong, and Lei Zhu, with Yimin Cai serving as chairperson. The compensation committee is responsible for reviewing and making recommendations to the Pubco Board regarding its compensation policies for its officers and all forms of compensation. The compensation committee will also administer Pubco’s equity-based and incentive compensation plans and make recommendations to the Pubco Board about amendments to such plans and the adoption of any new employee incentive compensation plans.

Code of Ethics

Pubco adopted a code of ethics that applies to all of its employees, officers, and directors. This includes Pubco’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. Pubco intends to disclose on its website any future amendments of the code of ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or Pubco’s directors from provisions in the code of ethics.

Shareholder Communication with the Board of Directors

Shareholders and other interested parties may communicate with the board of directors, including non-management directors, by sending a letter to us at 5th Floor, Building 2, No. 500 Shengxia Road, Pudong New District, Shanghai, the PRC, for submission to the board of directors or committee or to any specific director to whom the correspondence is directed. Shareholders communicating through this means should include with the correspondence evidence, such as documentation from a brokerage firm, that the sender is a current record or beneficial shareholder of Pubco. All communications received as set forth above will be opened by the Corporate Secretary or his or her designee for the sole purpose of determining whether the contents contain a message to one or more of Pubco’s directors. Any contents that are not advertising materials, promotions of a product or service, patently offensive materials or matters deemed, using reasonable judgment, inappropriate for the board of directors will be forwarded promptly to the chairman of the board of directors, the appropriate committee or the specific director, as applicable.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this Report by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

The calculations in the table below are based on 37,971,264 Class A Ordinary Shares and 15,598,113 Class B Ordinary Shares issued and outstanding as of the date of this Report.

	Class A Ordinary Shares		Class B Ordinary Shares		Voting Power(1)
	Number	%	Number	%	%
Directors and Executive Officers:
Feng Xie(2)	-	-	15,598,113	100%	86.04%
Yimin Cai(3)	2,657,477	7.00%	-	-	0.98%
Ling Yan(4)	1,062,990	2.80%	-	-	0.39%
Xi Yan(5)	5,314,953	14.00%	-	-	1.95%
Yan Gong	-	-	-	-	-
Lei Zhu	-	-	-	-	-
Kenneth Lam	-	-	-	-	-
All directors and executive officers as a group (seven individuals):	9,035,421	23.80%	15,598,113	100%	89.36%

5% Stockholders:
True Thrive Limited(6)	5,647,138	14.87%	-	-	2.08%
DWC Technology Limited(7)	2,952,776	7.78%	-	-	1.09%
Shanghai Yingben Investment Partnership (Limited Partnership)(8)	4,429,110	11.66%	-	-	1.63%
Beijing Zhiyi(9)	3,296,068	8.68%	-	-	1.21%
Ningbo Meishan Bonded Port Geju Investment Partnership (Limited Partnership)(10)	2,952,776	7.78%	-	-	1.09%
Shanghai Jintou Network Technology Co., Ltd.(11)	2,657,477	7.00%			0.98%
Zhuhai Qianming Investment Partnership (Limited Partnership)(12)	2,214,582	5.83%			0.81%

(1)	Represents the percentage of voting power of our Class A Ordinary Shares and Class B Ordinary Shares voting as a single class. Each holder of Class B Ordinary Shares is entitled to 15 votes per share and each holder of Class A Ordinary Shares is entitled to one vote per share.
(2)	Represents 15,598,113 Class B Ordinary Shares beneficially owned by Mr. Feng Xie through Funtery Holding Limited, a British Virgin Islands company that is (a) 33.33% owned by Cyberjoy holding Limited, a British Virgin Islands company that is wholly owned by Feng Xie; and (b) 66.67% owned by Funomic Holding Limited, a British Virgin Islands company that is wholly owned by Playfund Trust, a trust established under the laws of the Republic of Singapore by Feng Xie, as settlor, with Vistra Trust (Singapore) Pte. Limited being appointed as the trustee and Cyberjoy Holding Limited as the beneficiary and having the sole voting and dispositive power over these ordinary shares.

(3)	Represents 2,657,477 Class A Ordinary Shares held by Carmira Holding Limited, which is 100% owned by Mr. Yimin Cai.
(4)	Represents 1,062,990 Class A Ordinary Shares held by Azuresky Holding Limited, which is 100% owned by Ms. Ling Yan.
(5)	Represents 5,314,953 Class A Ordinary Shares held by Joystick Holding Limited, which is 100% owned by Mr. Xi Yan.
(6)	Represents 5,647,138 Class A Ordinary Shares held by True Thrive Limited, a Cayman Islands company, which is 100% owned by 360 Technology Group Co., Ltd., a PRC company in which Hongyi Zhou serves as the chairman of the board of directors and has voting and dispositive control over these securities owned by True Thrive Limited.
(7)	Represents 2,952,776 Class A Ordinary Shares held by DWC Technology Limited, a British Virgin Islands company, which is 100% owned by its sole director, Mr. Wei Duan, who has voting and dispositive control over the securities owned by DWC Technology Limited.
(8)	Represents 4,429,110 Class A Ordinary Shares held by Shanghai Yingben Investment Partnership (Limited Partnership), a PRC limited partnership. The general partner of Shanghai Yingben Investment Partnership (Limited Partnership) is Shenzhen Share Growth Investment Management Co., Ltd., which is majority owned by Wentao Bai, who has voting and dispositive control over the securities owned by Shanghai Yingben Investment Partnership (Limited Partnership).
(9)	Represents 3,296,068 Class A Ordinary Shares held by Beijing Zhiyi, a PRC limited partnership. The general partner of Beijing Zhiyi is Beijing Zhiyi Capital Investment Management Co., Ltd. The shareholders of Beijing Zhiyi Capital Investment Management Co., Ltd. are Ms. Wenjiang Chen and Mr. Muqing Li.
(10)	Represents 2,952,776 Class A Ordinary shares held by Ningbo Meishan Bonded Port Geju Investment Partnership (Limited Partnership), a PRC limited partnership. The general partner of Ningbo Meishan Bonded Port Geju Investment Partnership (Limited Partnership) is Ningbo Chuangxiangyuan Investment Management Co., Ltd., which is majority owned by Yintao Zhan, who has voting and dispositive control over the securities owned by Ningbo Meishan Bonded Port Geju Investment Partnership (Limited Partnership).
(11)	Represents 2,657,477 Class A Ordinary Shares held by Shanghai Jintou Network Technology Co., Ltd., a PRC company that is wholly owned by Shanghai Songmeng Network Technology Co., Ltd., which is wholly owned by Shanghai Maiya Network Technology Co., Ltd., which is wholly owned by Shanghai Xuyanze Network Technology Co., Ltd., which is majority owned by Song Li, who has voting and dispositive control over the securities owned by Shanghai Jintou Network Technology Co., Ltd.
(12)	Represents 2,214,582 Class A Ordinary Shares held by Zhuhai Qianming Investment Partnership (Limited Partnership). a PRC limited partnership. The general partner of Zhuhai Qianming Investment Partnership (Limited Partnership) is Zhuhai Zhongguan Qianming Phase I Entrepreneurial Investment Partnership (Limited Partnership). The general partner of Zhuhai Zhongguan Qianming Phase I Entrepreneurial Investment Partnership (Limited Partnership) is Zhuhai Zhongguan Qianming Investment Management Co., Ltd., which is majority owned by Mingguo Huang, who has voting and dispositive control over the securities owned by Zhuhai Qianming Investment Partnership (Limited Partnership).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Gamehaus Related Party Transactions

The table below sets forth major related parties of Gamehaus and their relationships with Gamehaus:

Entity or individual name	Relationship with Gamehaus
Feng Xie	Founder and controlling shareholder of the Company
Wuhan Huiyu	Investee of the Company
Shanghai Dongying Network Technology Co., Ltd. (“Shanghai Dongying”)	Investee of the Company
Mobile Motion Co., Limited (“Mobile Motion”)	Wholly-owned subsidiary of investee of the Company

Gamehaus’ related party balances as of June 30, 2024 and 2023 and transactions for the fiscal years ended June 30, 2024 and 2023 are identified as follows:

(a)	Gamehaus entered into the following related party transactions:

Gamehaus invested in these companies engaged in mobile game development and required the royalty right of the games from such investees to distribute on third-party platforms. Gamehaus typically pays one-time royalties and continues to share profits with those investees.

	For the fiscal years ended June 30,
	2024	2023
Royalty fee and service from related parties
Wuhan Huiyu	$450,761	$524,211
Shanghai Dongying	2,860,905	-
Mobile Motion	1,951,176	34,880
Total	$5,262,842	$599,091

(b)	Gamehaus had the following significant related party balances:

Advance to Suppliers — related parties

As of June 30, 2024 and 2023, advance to suppliers - related parties, consisted as following:

	As of June 30,
	2024	2023
Shanghai Dongying	$320,488	$2,513,370
Mobile Motion	873,717	1,206,219
Total	$1,194,205	$3,719,589

Due from related parties

As of June 30, 2024 and 2023, the Company had a due to related party balance of $107,361 and nil, respectively, to Feng Xie. The advances were due on demand and without interest.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this Report. See “Item 18. Financial Statements.”

Legal proceedings

Legal or arbitration proceedings are described in the Form F-4 in the section titled “Information Related to Pubco — Legal Proceedings,” which is incorporated herein by reference.

Dividend Policy

The holders of Class A Ordinary Shares are entitled to such dividends as may be declared by our board of directors, provided always that they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of Pubco’s assets will exceed its liabilities and Pubco will be able to pay its debts as they fall due. It is presently intended that Pubco will retain its earnings for use in business operations and, accordingly, it is not anticipated that the Pubco Board will declare dividends in the foreseeable future.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since January 27, 2025 under the symbol “GMHS.” Holders of our Class A Ordinary Shares should obtain current market quotations for their securities.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market since January 27, 2025 under the symbol “GMHS.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of the date of this Report, we are authorized to issue up to 900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares, each of $0.0001 par value per share. As of January 24, 2025, subsequent to the closing of the Business Combination, there were 37,971,264 Class A Ordinary Shares and 15,598,113 Class B Ordinary Shares outstanding.

Certain of our shareholders are subject to lock-up as contained in the Form F-4 in the section entitled “The Business Combination Proposal — Certain Related Agreements — Founder Lock-Up Agreement & Seller Lock-Up Agreement.”

B. Memorandum and Articles of Association

Pubco is a Cayman Islands exempted company. Cayman Islands law and Pubco’s Amended and Restated Memorandum and Articles of Association govern the rights of its shareholders.

The following includes a summary of the material provisions of the Amended and Restated Memorandum and Articles of Association in so far as they relate to the material terms of our Ordinary Shares. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Amended and Restated Memorandum and Articles of Association, which has been filed as Exhibit 1.1 to this Report.

General

The Amended and Restated Memorandum and Articles of Association of Pubco authorize the issuance of up to 900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares, each of $0.0001 par value per share.

Ordinary Shares

Holders of our Class A Ordinary Shares and Class B Ordinary Shares will generally have the same rights and powers except for voting and conversion rights as set out under the Amended and Restated Memorandum and Articles of Association. The holders of Class A Ordinary Shares will be entitled to one vote for each Class A Ordinary Share held of record on all matters to be voted on by shareholders, whereas the holders of Class B Ordinary Shares will be entitled to 15 votes for each Class B Ordinary Share held of record on all matters to be voted on by shareholders.

There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the votes cast at a general meeting for the election of directors can elect all of the directors to be elected at such general meeting.

Holders of Class A Ordinary Shares will not have any preemptive rights and there will be no sinking fund or redemption provisions applicable to our Class A Ordinary Shares.

There are no limitations on the right of nonresident or foreign owners to hold or vote Ordinary Shares imposed by Cayman Islands law or by the Amended and Restated Memorandum and Articles of Association of Pubco.

Voting Rights

Holders of our Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the shareholders. In respect of all matters upon which holders of our Ordinary Shares are entitled to vote, each Class B Ordinary Share will be entitled to 15 votes and each Class A Ordinary Share will be entitled to one vote. At any meeting of shareholders a resolution put to the vote of the meeting shall be decided by way of a show of hands and not by way of a poll unless before, or on, the declaration of the result of the show of hands, a poll is duly demanded.

Our Class A Ordinary Shares and Class B Ordinary Shares will vote together on all matters, except that Pubco will not, without the approval of holders of a majority of the voting power of Class B Ordinary Shares, voting exclusively and as a separate class:

●	increase the number of authorized Class B Ordinary Shares;

●	issue any Class B Ordinary Shares or securities convertible into or exchangeable for Class B Ordinary Shares, other than (i) to any Key Executive or his Affiliates, or (ii) on a pro rata basis to all holders of Class B Ordinary Shares permitted to hold such shares under the Amended and Restated Memorandum and Articles of Association;

●	create, authorize, issue, or reclassify into, any preference shares in the capital of Pubco or any shares in the capital of Pubco that carry more than one vote per share;

●	reclassify any Class B Ordinary Shares into any other class of shares or consolidate or combine any Class B Ordinary Shares without proportionately increasing the number of votes per Class B Ordinary Share; or

●	amend, restate, waive, or adopt any provision inconsistent with or otherwise vary or alter any provision of the Amended and Restated Memorandum and Articles of Association relating to the voting, conversion, or other rights, powers, preferences, privileges, or restrictions of Class B Ordinary Shares.

An ordinary resolution to be passed by the shareholders will require a simple majority of votes cast at a meeting of shareholders, while a special resolution will require not less than two-thirds of votes cast at a meeting of shareholders. An ordinary resolution and a special resolution may also be passed by way of a unanimous resolution in writing of shareholders entitled to vote, with prior notice duly given.

Optional and Mandatory Conversion

Each Class B Ordinary Share will be convertible into one Class A Ordinary Share at the option of the holder thereof. The Amended and Restated Memorandum and Articles of Association do not provide for the conversion of Class A Ordinary Shares into Class B Ordinary Shares.

Any number of Class B Ordinary Shares held by a holder thereof will automatically and immediately be converted into an equal number of Class A Ordinary Shares upon the occurrence of any of the following:

●	Any direct or indirect sale, transfer, assignment, or disposition of such number of Class B Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise to any person that is not a Permitted Transferee of such holder; or

●	The direct or indirect sale, transfer, assignment, or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment, or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person that is not a Permitted Transferee of the such holder.

Transfer of Ordinary Shares

Our Class B Ordinary Shares may be transferred only to a Permitted Transferee of the holder and any Class B Ordinary Shares transferred otherwise will be converted into Class A Ordinary Shares as described above. See “Optional and Mandatory Conversion.”

“Affiliate” means, with respect to a person, (i) any other person which, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such person, including trusts, funds, and accounts promoted, sponsored, managed, advised, or serviced by such person (ii) if such person is an individual, his/her Family Member (as defined below) and Affiliates of such person and/or his/her Family Members; provided, that in the case of a Key Executive, the term Affiliate shall include such Key Executive’s Permitted Transferees (as defined below), notwithstanding anything to the contrary contained in the Amended and Restated Memorandum and Articles of Association.

A “Permitted Transferee” with respect to each holder of Class A Ordinary Shares, any or all of the following:

(a)	any Key Executive;

(b)	any Key Executive’s Affiliate;

(c)	Pubco or any of its subsidiaries;

(d)	in connection with a transfer as a result of, or in connection with, the death or incapacity of a Key Executive: any Key Executive’s Family Members, another holder of Class B Ordinary Shares, or a designee approved by majority of all directors, provided that in case of any transfer of Class B Ordinary Shares pursuant to clauses (b) through (c) above to a person who at any later time ceases to be a Permitted Transferee under the relevant clause, Pubco shall be entitled to refuse registration of any subsequent transfer of such Class B Ordinary Shares except back to the transferor of such Class B Ordinary Shares pursuant to clauses (b) through (c) (or to a Key Executive or his or her Permitted Transferees) and in the absence of such transfer back to the transferor (or to a Key Executive or his or her Permitted Transferees), the applicable Class B Ordinary Shares be subject to mandatory conversion as set out above.

“Key Executives” means Funtery Holding Limited, a company incorporated in the British Virgin Islands, and Feng Xie, who indirectly holds the 100% issued share capital of Funtery Holding Limited through Cyberjoy Holding Limited.

“Family Member” means, with respect to an individual, any of such individual’s former, current or future spouse, parent, step-parent, grandparent, step-grandparent, child, step-child, grandchild, step-grandchild, sibling, step-sibling, niece, nephew, and in-laws, including adoptive relationships.

Tax Treaty

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by Pubco. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of Pubco Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of Pubco Ordinary Shares, nor will gains derived from the disposal of Pubco Ordinary Shares be subject to Cayman Islands income, withholding or corporation tax.

No Cayman Islands stamp duty is payable in respect of the issue of Pubco Ordinary Shares or on an instrument of transfer in respect of Pubco Ordinary Shares. However, as above, Cayman Islands stamp duty will be payable if an instrument of transfer is executed in, or brought to, the Cayman Islands (including being produced to a court of the Cayman Islands).

Anti-Takeover Provisions

Some provisions of the Pubco’s Amended and Restated Memorandum and Articles of Association may have the effect of delaying, deterring, or discouraging another party from acquiring control of Pubco. Pubco’s Amended and Restated Memorandum and Articles of Association provide for a classified board of directors with staggered terms initially and a maximum of three-year terms thereafter, as well as restrictions requiring the holders of shares together carrying at least 10% of the rights to vote at a shareholder meeting to be able to requisition a general meeting of shareholders. Pursuant to the Pubco’s Amended and Restated Memorandum and Articles of Association, any resolutions in writing must be passed unanimously.

These provisions of Pubco’s Amended and Restated Memorandum and Articles of Association could delay the ability of shareholders to change the membership of a majority of its board, force shareholder action to be taken at an annual meeting or an extraordinary general meeting called by the Pubco Board or on the requisition of the holders of shares carrying at least 10% of the rights to vote at a shareholder meeting of Pubco, and in turn delay the ability of shareholders to force consideration of a proposal or take action.

Pubco’s Amended and Restated Memorandum and Articles of Association require an ordinary resolution or a resolution passed by all of the other directors to remove any director. Pubco’s Amended and Restated Memorandum and Articles of Association and Cayman Islands law also require a special resolution to amend the Amended and Restated Memorandum and Articles of Association. Such requirements may prevent Pubco’s existing shareholders from effecting a change of management of Pubco and removing the provisions in Pubco’s constitutional documents that may have an anti-takeover effect.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those contained in the Form F-4 in the section titled “Business of Gamehaus,” which is incorporated herein by reference.

D. Exchange Controls

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our Class A Ordinary Shares.

E. Taxation

The material United States federal income tax consequences of owning and disposing of our securities following the Business Combination are described in the Form F-4 in the sections entitled “Material U.S. Federal Income Tax Considerations,” which is incorporated herein by reference.

F. Dividends and Paying Agents

Pubco has no current plans to pay dividends. Pubco does not currently have a paying agent.

G. Statement by Experts

The financial statements of Gamehaus Inc. as of June 30, 2024 and 2023 and the fiscal years then ended included in this Report have been audited by Audit Alliance LLP, an independent registered public accounting firm as stated in their report appearing elsewhere herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The address of Audit Alliance LLP is 10 Anson Road, #20-16 International Plaza, Singapore 079903.

The financial statements of Golden Star Acquisition Corporation as of and for the years ended December 31, 2023 and 2022 included in this Report have been audited by UHY LLP, independent registered public accounting firm, which contained explanatory paragraphs regarding substantial doubt about Golden Star Acquisition Corporation’s ability to continue as a going concern and revision of prior period financial information, as set forth in their report appearing elsewhere herein, and are included in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

UHY LLP is headquartered in Farmington Hills, Michigan, U.S.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the U.S. Securities and Exchange Commission (the “SEC”) as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Credit risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of June 30, 2024 and 2023, $18.820,140 and $16,017,992 of the Company’s cash and cash equivalents and restricted cash, respectively, were on deposit at financial institutions in the PRC, Hong Kong and Singapore. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Concentrations risk of customers and suppliers

Accounts receivable are typically unsecured and derived from revenue earned from customers, and are thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances. For the concentration analysis of our revenue and accounts receivable, refer to “Note 12 - Concentration of major customers and suppliers” to the Company’s consolidated financial statements included elsewhere in this Report for detail.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not required

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not required

ITEM 15. CONTROLS AND PROCEDURES

Not required

ITEM 16. [RESERVED]

Not required

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not required

ITEM 16B. CODE OF ETHICS

Not required

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not required

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not required

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Following the consummation of the Business Combination, Audit Alliance LLP, the independent auditor of Gamehaus, is being engaged as the independent auditor of Pubco. In connection with the Business Combination, UHY LLP, which was the auditor for Golden Star Acquisition Corporation, was dismissed effective January 24, 2025.

The reports of UHY LLP on the financial statements of Golden Star Acquisition Corporation as of December 31, 2022 and December 31, 2023, and for the years ended December 31, 2022 and December 31, 2023 did not contain any adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to audit scope, or accounting principles. UHY LLP’s audit reports contained explanatory paragraphs regarding substantial doubt about Golden Star Acquisition Corporation’s ability to continue as a going concern and revision of prior period financial information.

During the period from July 9, 2021 (inception) through December 31, 2023 and through the effective date of the Business Combination (the “Effective Date”), there were no disagreements with UHY LLP (as applicable) on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which such disagreements, if not resolved to the satisfaction of UHY LLP (as applicable), would have caused UHY LLP (as applicable) to make reference thereto in its reports on the financial statements of Golden Star Acquisition Corporation for such periods. During the period from July 9, 2021 (inception) through December 31, 2023 and through the Effective Date, there were no “reportable events” as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F, except that there was one “reportable event” within the meaning of Item 16F(a)(1)(v) of Form 20-F, relating to disclosure of material weaknesses in the Company’s internal control over financial reporting. As previously reported, the following control deficiencies were identified that represent material weaknesses as of December 31, 2023:

Golden Star’s management has identified a material weakness in its internal control over financial reporting as of December 31, 2023, relating to ineffective review and approval procedures over journal entries and financial statement preparation which resulted in errors not being timely identified in prior period financial statements, such as the misclassification of the trust account balance and deferred underwriting commissions payable as current assets and current liabilities instead of non-current assets and non-current liabilities, respectively, and in current year financial statements of an over-accrual of certain vendor’s liabilities as of December 31, 2023. Management concluded that the failure to timely identify such accounting errors constituted material weakness as defined in the SEC regulations. As such, management determined that Golden Star’s disclosure controls and procedures (as defined in Rules 13a-15 (e) and 15d-15 (e) under the Exchange Act) were not effective as of December 31, 2023.

During the period from July 9, 2021 (inception) through December 31, 2023 and through the Effective Date, neither Golden Star Acquisition Corporation, nor anyone on its behalf, consulted Audit Alliance LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the financial statements of Golden Star Acquisition Corporation and neither a written report was provided to Golden Star Acquisition Corporation or oral advice was provided that Audit Alliance LLP concluded was an important factor considered by Golden Star Acquisition Corporation in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

Pubco provided UHY LLP with a copy of the disclosure it is making in this Report and requested that UHY LLP furnish Pubco with a letter addressed to the SEC, pursuant to Item 16F(a)(3) of Form 20-F, stating whether UHY LLP agrees with the statements made by Pubco in this Report, and if not, in which respects UHY LLP does not agree. A copy of UHY LLP’s letter to the SEC dated January 30, 2025 is attached as Exhibit 15.2 to this Report.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 of this Report.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of Gamehaus Inc. for the fiscal years ended June 30, 2024 and 2023 are filed as part of this Report beginning on page F-2.

The financial statements of Golden Star Acquisition Corporation. as of December 31, 2023 and 2022 and for the years then ended, and for the nine months ended September 30, 2024 and 2023 are filed as part of this Report beginning on page F-34.

The Unaudited Condensed Combined Pro Forma Financial Statements of Pubco are included as Exhibit 15.1 hereto.

Item 19. EXHIBITs

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association of Pubco
4.1	Business Combination Agreement, dated September 16, 2023 (incorporated by reference to Annex A of Pubco’s registration statement on Form F-4 (File No. 333-278499), as amended, initially filed with the SEC on April 4, 2024)
4.2*	Form of Seller Lock-Up Agreement
4.3*	Form of Founder Lock-Up Agreement
4.4*	Form of Seller Registration Rights Agreement, dated January 24, 2025, by and between Gamehaus Holdings Inc. and certain Investors named therein
4.5*	Form of Founder Amended and Restated Registration Rights Agreement, dated January 24, 2025, by and among Golden Star Acquisition Corporation, Gamehaus Holdings Inc., and certain Investors named therein
4.6*	Form of Non-Competition Agreement, dated January 24, 2025, by and among Gamehaus Holdings Inc., G-Star Management Corporation, Gamehaus, Inc., Golden Star Acquisition Corporation, and the Executive party thereto
4.7*	Pubco’s 2023 Equity incentive Plan
4.8*	Form of Officer Employment Agreement of Pubco
4.9*	Form of Director Officer Letter of Pubco
4.10*	Form of Officer and Officer Indemnification Agreement of Pubco
8.1	List of Subsidiaries of Pubco (incorporated by reference to Exhibit 21.1 to Pubco’s registration statement on Form F-4 (File No. 333-278499), as amended, initially filed with the SEC on April 4, 2024)
15.1*	Unaudited pro forma condensed combined financial statements of Pubco.
15.2*	Letter from UHY LLP
15.3*	Consent from UHY LLP, as the independent registered accounting firm for Golden Star
15.4*	Consent from Audit Alliance LLP, as the independent registered accounting firm for Gamehaus

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Gamehaus Holding Inc.

Date: January 30, 2025	By:	/s/ Yimin Cai
	Name:	Yimin Cai
	Title:	Chief Executive Officer and Director

GOLDEN STAR ACQUISITION CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Gamehaus Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gamehaus Inc. and its subsidiaries (the “Company”) as of June 30, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years ended June 30, 2024, and 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years ended June 30, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2023.

Singapore

November 26, 2024

GAMEHAUS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN U.S. DOLLARS)

	As of June 30,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$18,816,535	$16,009,655
Restricted cash	3,605	8,337
Accounts receivable	11,024,450	16,551,204
Advanced to suppliers	9,708,899	11,812,878
Prepaid expenses and other current assets	2,041,112	2,731,765
TOTAL CURRENT ASSETS	41,594,601	47,113,839

NON-CURRENT ASSETS:
Plant and equipment, net	133,558	164,381
Intangible assets, net	5,293,126	5,767,473
Operating lease right-of-use assets, net	695,571	402,423
Deferred offering costs	1,571,328	270,896
Equity investments	1,992,206	2,001,219
TOTAL NON-CURRENT ASSETS	9,685,789	8,606,392
TOTAL ASSETS	$51,280,390	$55,720,231

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$13,034,836	$25,936,807
Contract liabilities	2,830,068	2,986,364
Accrued expenses and other current liabilities	555,714	806,463
Operating lease liabilities	336,046	387,118
Due to related party	107,361	-
Taxes payable	19,466	30,594
TOTAL CURRENT LIABILITIES	16,883,491	30,147,346

NON-CURRENT LIABILITY:
Operating lease liabilities	351,856	12,174
TOTAL NON-CURRENT LIABILITY	351,856	12,174
TOTAL LIABILITIES	$17,235,347	$30,159,520

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.0001 par value, 425,262,873 and 425,262,873 shares authorized,75,409,060 and 75,409,060 shares issued and outstanding as of June 30, 2024 and 2023, respectively.	7,541	7,541
Preferred shares, $0.0001 par value, 74,737,127 and 74,737,127 shares authorized, 74,737,127 and 74,737,127 shares issued and outstanding as of June 30, 2024 and 2023, respectively.	7,474	7,474
Additional paid-in capital	16,193,191	16,193,191
Retained earnings	19,581,470	11,333,048
Accumulated other comprehensive loss	(1,772,669)	(1,665,966)
TOTAL GAMEHAUS’ SHAREHOLDERS’ EQUITY	34,017,007	25,875,288
Non-controlling interests	28,036	(314,577)
TOTAL SHAREHOLDERS’ EQUITY	34,045,043	25,560,711
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$51,280,390	$55,720,231

The accompanying notes are an integral part of these consolidated financial statements.

GAMEHAUS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(EXPRESSED IN U.S. DOLLARS)

	For the Years ended June 30,
	2024	2023
REVENUE	$145,236,749	$168,156,906
OPERATING COST AND EXPENSES
Cost of revenue	(70,658,025)	(71,374,290)
Research and development expenses	(4,788,467)	(5,485,627)
Selling and marketing expenses	(57,685,521)	(85,331,774)
General and administrative expenses	(3,756,679)	(2,814,455)
INCOME FROM OPERATIONS	$8,348,057	$3,150,760

OTHER INCOME (EXPENSES):
Share of net loss from equity investees	(4,594)	(23,982)
Interest income	357,623	212,891
Other income, net	19,982	675,749
Total other income, net	373,011	864,658

INCOME BEFORE PROVISION FOR INCOME TAXES	8,721,068	4,015,418

INCOME TAXES (EXPENSES) BENEFITS	(130,307)	78,743
NET INCOME	8,590,761	4,094,161
Less: net income attributable to non-controlling interests	342,339	304,348
NET INCOME ATTRIBUTABLE TO GAMEHAUS’ SHAREHOLDERS	8,248,422	3,789,813

OTHER COMPREHENSIVE INCOME
Net income	8,590,761	4,094,161
Foreign currency translation adjustment, net of tax	(106,429)	(1,954,899)
TOTAL COMPREHENSIVE INCOME	$8,484,332	$2,139,262
Less: total comprehensive income attributable to non-controlling interests	342,613	306,145
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO GAMEHAUS’ SHAREHOLDERS	8,141,719	1,833,117

BASIC AND DILUTED EARNINGS PER SHARE:
Net income attributable to Gamehaus’ shareholders per share
Basic and diluted	$0.05	$0.03

Weighted average shares outstanding used in calculating basic and diluted income per share
Basic and diluted	150,146,187	150,146,187

The accompanying notes are an integral part of these consolidated financial statements.

GAMEHAUS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(EXPRESSED IN U.S. DOLLARS)

	Ordinary shares		Preferred shares		Additional paid in	Retained	Accumulated Other Comprehensive	Non-controlling
	Shares	Amount	Shares	Amount	capital	Earnings	Income (Loss)	Interests	Total
Balance as of June 30, 2022	75,409,060	$7,541	74,737,127	7,474	16,193,191	7,543,235	290,730	(620,722)	23,421,449
Net income	-	-	-	-	-	3,789,813	-	304,348	4,094,161
Foreign currency translation adjustment	-	-	-	-	-	-	(1,956,696)	1,797	(1,954,899)
Balance as of June 30, 2023	75,409,060	$7,541	74,737,127	7,474	16,193,191	11,333,048	(1,665,966)	(314,577)	25,560,711
Net income	-	-	-	-	-	8,248,422	-	342,339	8,590,761
Foreign currency translation adjustment	-	-	-	-	-	-	(106,703)	274	(106,429)
Balance as of June 30, 2024	75,409,060	$7,541	74,737,127	7,474	16,193,191	19,581,470	(1,772,669)	28,036	34,045,043

The accompanying notes are an integral part of these consolidated financial statements.

GAMEHAUS INC. AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(EXPRESSED IN U.S. DOLLARS)

	For the Years ended June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$8,590,761	$4,094,161
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	898,505	983,206
Plant and equipment written off	3,695	1,738
Share of net loss from equity investees	4,594	23,982
Changes in operating assets and liabilities:
Accounts receivable	5,521,910	(5,531,296)
Advanced to suppliers	2,089,822	(5,496,426)
Prepaid expenses and other current assets	688,566	(319,561)
Operating lease right-of-use assets	425,882	413,737
Deferred offering costs	(1,308,598)	(282,494)
Accounts payable	(12,919,042)	8,983,742)
Accrued expenses and other current liabilities	(250,405)	(1,348,564)
Contract liabilities	(150,533)	1,112,621)
Operating lease liabilities	(430,453)	(413,737)
Taxes payable	(11,124)	(31,031)
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,153,580	2,190,078

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of plant and equipment	(104,641)	(15,344)
Purchase of intangible assets	(302,704)	(3,642,683)
Proceeds from disposal of equity investments	-	2,206,111
NET CASH USED IN INVESTING ACTIVITIES	(407,345)	(1,451,916)

CASH FLOWS FROM FINANCING ACTIVITIES:
Reinjection from investor for recapitalization	-	3,210,622
Proceeds of related parties	107,986	1,320,336
Repayment to related parties	-	(12,943)
NET CASH PROVIDED BY FINANCING ACTIVITIES	107,986	4,518,015

EFFECT OF EXCHANGE RATE CHANGE ON CASH	(52,073)	(1,122,434)
NET CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	2,802,148	4,133,743
CASH, CASH EQUIVALENTS AND RESTRICTED CASH — beginning of year	16,017,992	11,884,249
CASH, CASH EQUIVALENTS AND RESTRICTED CASH — end of year	$18,820,140	$16,017,992

Reconciliation of cash to the consolidated balance sheets:
Cash and cash equivalents	18,816,535	16,009,655
Restricted cash	3,605	8,337
Total cash, cash equivalents and restricted cash	18,820,140	16,017,992

Supplemental disclosures of cash flow information:
Cash paid for income tax	177,190	-
Cash paid for interest	1,280	-

Supplemental disclosures of non-cash activities:
Lease liabilities arising from obtaining operating lease right-of-use assets	721,633	469,066

The accompanying notes are an integral part of these consolidated financial statements.

GAMEHAUS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Nature of operations

Gamehaus Inc. (“Gamehaus” or the “Company”), through its subsidiaries, (collectively, the “Company”) publishes and operates mobile social gaming applications (“games” or “game”) and leverages marketing relationships with various partners to provide players a unique social gaming experience. The Company’s games are free-to-play and available via the Apple App Store, Google Play Store, and Amazon Appstore (collectively, “platforms” or “platform operators”). The Company generates revenue through the in-game sale of virtual currency and through advertising.

On September 18, 2023, Gamehaus entered into a business combination agreement (the “Business Combination Agreement”) with (i) Golden Star Acquisition Corporation, an exempted company incorporated with limited liability in the Cayman Islands (“Golden Star”), (ii) G-Star Management Corporation, a British Virgin Islands company, the representative for Golden Star, (iii) Gamehaus Holdings Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Gamehaus (the “Pubco”), (iv) Gamehaus 1 Inc., an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of Pubco (“First Merger Sub”); and (v) Gamehaus 2 Inc., an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of Pubco (“Second Merger Sub”).

Pursuant to the Business Combination Agreement, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (i) Golden Star will reincorporate in the Cayman Islands by merging with and into Pubco, with Pubco remaining as the surviving publicly traded entity; and (ii) one business day after the First Merger, the Merger Sub will merge with and into Gamehaus, resulting in Gamehaus being a wholly-owned subsidiary of Pubco.

Gamehaus is an exempted company incorporated under the laws of the Cayman Islands on December 2, 2020 as a holding company. The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated former variable interest entity (the “consolidated former VIE”), and the subsidiaries of the consolidated former VIE. The Company no longer has the consolidated former VIE as of June 30, 2024, as the former VIE Agreements (as defined below) were terminated on September 1, 2023.

As of June 30, 2024, the Company’s subsidiaries were as follows:

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest
Subsidiaries
Joypub Holding Limited (“Joypub”)	December 9, 2020	BVI	100%
Gamehaus Holding Inc. (Gamehaus Holding)	August 02, 2023	Cayman Islands	100%
Gamehaus PTE LTD (“Gamehaus SG”)	May 25, 2022	Singapore	100%
Gamehaus Limited (“Gamehaus HK”)	January 7, 2021	Hong Kong	100%
Gamepromo Co., Limited (“Gamepromo”)	May 17, 2021	Hong Kong	100%
Shanghai Haoyu Technology Co., Ltd. (“Haoyu SH”)	September 30, 2022	PRC	100%
Chongqing Haohan Network Technology Co., Ltd. (“Haohan CQ”)	March 4, 2021	PRC	100%
Beijing Haoyou Network Technology Co., Ltd. (“Haoyou BJ”)	April 8, 2021	PRC	100%
Chongqing Fanfengjian Network Technology Co., Ltd. (“Fanfengjian CQ”)	April 16, 2021	PRC	70%
Shanghai Fanfengjian Network Technology Co., Ltd. (“Fanfengjian SH”)	November 19, 2021	PRC	70%
Shanghai Kuangre Network Technology Co., Ltd. (“Kuangre SH”)	August 25, 2016	PRC	100%
Dataverse Co., Limited (“Dataverse”)	September 9, 2016	Hong Kong	100%
Avid.ly Co., Limited (“Avid.ly”)	June 21, 2017	Hong Kong	100%

Reorganization

Kuangre SH was incorporated under the laws of the People’s Republic of China (“PRC”) on August 25, 2016. Dataverse was incorporated on September 9, 2016, and Avid.ly was incorporated on June 21, 2017 under the laws of Hong Kong. Kuangre SH and its subsidiaries, Dataverse and Avid.ly, operate game publishing.

In anticipation of the public listing of its equity securities, the Company incorporated Joypub under the laws of the British Virgin Islands on December 9, 2020, and incorporated Gamehaus HK under the laws of Hong Kong on January 7, 2021. Haohan CQ was incorporated under the laws of the PRC on March 4, 2021.

On December 1, 2021, Gamehaus HK, Haohan CQ, and legal shareholders of Kuangre SH entered into a series of contractual agreements (the “former VIE Agreements”), including an exclusive services agreement (the “Exclusive Services Agreement”), an exclusive call option agreement (the “Exclusive Call Option Agreement”), (iii) a power of attorney agreements (the “Power of Attorney Agreement”), and (iv) certain equity interest pledge agreements (the “Equity Interest Pledge Agreements”), which enabled Gamehaus HK to own 35.8895% of Kuangre SH directly in equity interest and 64.1105% through a former VIE structure.

The shareholders of Kuangre SH passed resolutions on June 30, 2023, approving the termination of the former VIE Agreements, the temporary ownership of 23.2284% of the equity interests in Kuangre SH by Mr. Feng Xie and other minority shareholders, the transfer of such 23.2284% equity interests by Mr. Feng Xie and other minority shareholders to Gamehaus HK without consideration, and the waiver of all the rights to profits or losses accumulated during the temporarily holding period subsequent to the termination of the former VIE Agreements. On September 1, 2023, the Company terminated the former VIE Agreements and indirectly held 76.7716% of the equity interests in Kuangre SH, with the remaining 23.2284% temporarily held by Mr. Feng Xie and other minority shareholders.

In accordance with the shareholders’ resolutions, Gamehaus HK entered into share transfer agreements with Mr. Feng Xie and other minority shareholders in February 2024 to transfer 23.2284% of the equity interests in Kuangre SH back to Gamehaus HK. Upon completion of the termination process, the Company held 100% of the equity interests in Kuangre SH for no further consideration. The Company indirectly held 100% of the equity interests in Kuangre SH before and after the termination of the former VIE Agreements. In accordance with ASC 805-50-45-5, the termination process of the former VIE Agreements involved the restructuring of the legal structure of the business but did not change the reporting entities under common control according to ASC 805-50-15-6 and did not result in any substantive changes in the economic substance of the controlling financial interest of ownership and the business. As a result, the process is considered a non-substantive exchange. Accordingly, the Company accounted for the termination of the former VIE Agreements retroactively as if it occurred on September 1, 2023, in accordance with ASC 805-50-45-4.

After the completion of the reorganization, since the Company and its subsidiaries (including Kuangre and its subsidiaries) resulting from the reorganization are effectively controlled by the same controlling shareholder, Mr. Feng Xie, they are considered under common control. During the years presented in these consolidated financial statements, the control of the entities did not change. Accordingly, the reorganization has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time. In accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the years ended June 30, 2024 and 2023, the results of these subsidiaries are included in the consolidated financial statements for both periods. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

Variable Interest Entities

1) Former VIE Agreements

From December 2021 to August 2023, the Company held 35.8895% of the equity interests in Kuangre SH, and controlled the remaining 64.1105% of the equity interests in Kuangre SH through the former VIE Agreements.

On December 1, 2021, Haohan CQ entered into the Exclusive Services Agreement with Kuangre SH, which entitled the Company to receive a majority of Kuangre SH’s residual returns and make it obligatory for the Company to absorb a majority of the risk of losses associated with the activities of Kuangre SH and its subsidiaries. In addition, Haohan CQ entered into certain agreements with the equity holders of Kuangre SH, including (i) the Exclusive Call Option Agreement to acquire the equity interests in Kuangre SH and its subsidiaries when permitted by applicable PRC laws, rules, and regulations, (ii) the Equity Interest Pledge Agreements that each shareholder of Kuangre SH agreed to pledge his equity interests in Kuangre SH to Haohan CQ to secure the performance of the Kuangre SH and its shareholders’ obligations under the Exclusive Services Agreements, Exclusive Call Option Agreement, and Power of Attorney Agreement, and (iii) the Power of Attorney agreement that irrevocably authorized individuals designated by Haohan CQ to exercise the equity owner’s rights over Kuangre SH. Based on the foregoing former VIE Agreements, the Company through its subsidiary Haohan CQ had the power to direct the activities of Kuangre SH and became the primary and sole beneficiary of Kuangre SH for accounting purposes through such former VIE Agreements. As a result of the former VIE Agreements, under generally accepted accounting principles in the United States, or “U.S. GAAP,” the assets and liabilities of Kuangre SH were treated as the Company’s assets and liabilities, and the results of operations of Kuangre SH and its subsidiaries were treated in all aspects as if they were the results of the Company’s operations.

Details of the former VIE Agreements are set forth below:

Exclusive Services Agreement

Under the Exclusive Services Agreement dated December 1, 2021, Haohan CQ had the exclusive right to provide management and consulting and other services to Kuangre SH for a consulting service fee from Kuangre SH. Kuangre SH agreed to pay Haohan CQ for the consulting services in the amount equivalent to 64.1105% Kuangre SH’s net profits after tax. The agreement became effective as of the date of the agreement with a term of 10 years from the date of this agreement, provided that such duration may be extended or shortened as further agreed between these parties.

Exclusive Call Option Agreement

Under the Exclusive Call Option Agreement dated December 1, 2021, Kuangre SH and its shareholders irrevocably granted Haohan CQ an exclusive option to purchase or authorize their designated persons to purchase all or part of each shareholder’s equity interests in Kuangre SH, with the purchase price equal to the minimum price required by relevant PRC laws. Without prior written consent of Haohan CQ, Kuangre SH agreed to not, among other things, amend its articles of association, sell or otherwise dispose of its assets or beneficial interests, enter into transactions that may adversely affect its assets, liabilities, business operations, equity interests, and other legal interests, or merge with any other entities or make any investments, or distribute dividends. Haohan CQ had the right to transfer the rights and obligations pursuant to the Exclusive Call Option Agreement to any third party, which does not require any prior consent of Kuangre SH and their shareholders. The agreement became effective as of the date of agreement with a term of 10 years from the date of the agreement until Haohan CQ exercises the call option or terminates the agreement with 30 days advance notice.

Power of Attorney Agreement

Under the Power of Attorney Agreement dated December 1, 2021, each shareholder of Kuangre SH irrevocably authorized Haohan CQ to exercise rights and powers as the shareholders of Kuangre SH, including but not limited to, convening and attending shareholders’ meetings, voting on all matters of Kuangre SH requiring shareholder approval, and appointing directors and senior management members. The Power of Attorney Agreement remained in force until the entrusting party ceased to be a shareholder of Kuangre SH.

Equity Interest Pledge Agreements

Pursuant to the Equity Interest Pledge Agreements dated December 1, 2021, each shareholder of the consolidated former VIE agreed to pledge his equity interests in the consolidated former VIE to Haohan CQ to secure the performance of the consolidated former VIE’s obligations under the Exclusive Services Agreement and any such agreements to be entered into in the future. Each shareholder of the consolidated former VIE agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interests in the consolidated former VIE without the prior written consent of Haohan CQ. The Equity Interest Pledge Agreements became effective on the date upon execution by the parties.

2) Termination of the former VIE Agreements

The shareholders of Kuangre SH passed resolutions on June 30, 2023, approving the termination of the former VIE Agreements, the temporary ownership of 23.2284% of the equity interests in Kuangre SH by Mr. Feng Xie and other minority shareholders, the transfer of such 23.2284% equity interests by Mr. Feng Xie and other minority shareholders to Gamehaus HK without consideration, and the waiver of all the rights to profits or losses accumulated during the temporarily holding period subsequent to the termination of the former VIE Agreements.

Haohan CQ and Kuangre SH entered into a termination agreement of the Exclusive Services Agreement on June 30, 2023, which provided that the Exclusive Services Agreement would be terminated on September 1, 2023. Each shareholder (except Gamehaus HK) of Kuangre SH, Haohan CQ, and Kuangre SH entered into a termination agreement of the Equity Interest Pledge Agreements on June 30, 2023, which provided that the Equity Interest Pledge Agreements would be terminated on September 1, 2023. Each Shareholder (except Gamehaus HK) of Kuangre SH, Haohan CQ, and Kuangre SH entered into a termination agreement of the Exclusive Call Option Agreement on June 30, 2023, which provided that the Exclusive Call Option Agreement would be terminated on September 1, 2023. The nominee shareholders of Kuangre SH signed a written confirmation revoking the Power of Attorney Agreement on June 30, 2023, which provided the Power of Attorney Agreement would be terminated on September 1, 2023. As a result, the former VIE Agreements were terminated on September 1, 2023.

In accordance with the shareholders’ resolutions, Gamehaus HK entered into share transfer agreements with Mr. Feng Xie and other minority shareholders in February 2024 to transfer 23.2284% of the equity interests in Kuangre SH back to Gamehaus HK. Upon completion of the termination process, the Company held 100% of the equity interests in Kuangre SH for no further consideration. The Company indirectly held 100% of the equity interests in Kuangre SH before and after the termination of the former VIE Agreements. In accordance with ASC 805-50-45-5, the termination process of the former VIE Agreements involved the restructuring of the legal structure of the business but did not change the reporting entities under common control according to ASC 805-50-15-6 and did not result in any substantive changes in the economic substance of the controlling financial interest of ownership and the business. As a result, the process is considered a non-substantive exchange. Accordingly, the Company accounted for the termination of the former VIE Agreements retroactively as if it occurred on September 1, 2023, in accordance with ASC 805-50-45-4.

As of June 30, 2024, the termination of former VIE Agreements had been completed and the Company held Kurangre SH 100% indirectly.

3) Risks in relation to the former VIE structure

In the opinion of the Company’s management, before termination, the former VIE Agreements were in compliance with the then-effective PRC laws and were legally binding and enforceable. To the knowledge of the Company, there was no legal or governmental proceeding, inquiry, or investigation pending against the Company, the subsidiaries, the consolidated former VIE, the subsidiaries of consolidated former VIE or the shareholders of Kuangre SH in any jurisdiction challenging the validity of any of the former VIE Agreements before their termination, and, to the knowledge of the Company, no such proceeding, inquiry, or investigation was threatened in any jurisdiction.

Refer to Note 2 for the consolidated financial information of the consolidated former VIE as of June 30, 2024 and 2023.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP.

Principle of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated former VIE, and the subsidiaries of the consolidated former VIE for which the Company or its subsidiary is the primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors under a statute or agreement among the shareholders or equity holders.

A consolidated former VIE is an entity in which the Company or its subsidiaries, through contractual arrangements, have the power to direct the activities that most significantly impact the entity’s economic performance, bear the risks of, and enjoy the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiaries are the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the consolidated former VIE, and the subsidiaries of the consolidated former VIE have been eliminated upon consolidation. For consolidated subsidiaries where the Company’s ownership in the subsidiary is less than 100%, the equity interest not held by the Company is shown as non-controlling interests.

The following presents the unaudited balance sheet information of Kuangre SH and its subsidiaries as of August 31, 2023, the termination date of former VIE Agreements and June 30, 2023, and the unaudited result of operations and cash flows of Kuangre SH and its subsidiaries for the period from July 1, 2023 to August 31, 2023 as compared to the year ended June 30, 2023, after elimination of intercompany transactions and balances:

	As of August 31, 2023 (Termination date of former VIE)	As of June 30, 2023
Total current assets	$47,166,299	$47,427,874
Total assets	$53,373,577	$55,420,349
Total current liabilities	$42,047,344	$48,814,652
Total liabilities	$42,047,344	$48,827,831

	For the two months from July 1, to August 31, 2023	For the year ended June 30, 2023
Revenue from in-app purchases	$5,460,907	$130,881,024
Revenue from advertisement	709,339	10,044,169
Total revenue	$6,170,246	$140,925,193
Net income	$9,985	$501,521

	For the two months from July 1, to August 31, 2023	For the year ended June 30, 2023
Net cash (used in) provided by operating activities	$(4,380,861)	$24,630,245
Net cash used in investing activities	$-	$(3,522,229)
Net cash provided by financing activities	$-	$1,320,336

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity that is not attributable, directly, or indirectly, to the Company. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheets and statements of operations and comprehensive income are attributed to controlling and non-controlling interests. Non-controlling interests primarily relate to the 30% equity interest in Fanfengjian CQ and Fanfengjian SH as of June 30, 2024 and 2023.

Uses of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include: the allowance for credit losses, realizability of deferred tax assets, estimated useful lives of fixed assets, intangible assets and operating lease right-of-use assets, and accruals for income tax uncertainties.

Revenue recognition

The Company’s revenue is primarily generated from the sale of virtual currency associated with online games and advertisements within the Company’s games.

The Company recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenue from contracts with customers is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. To achieve the core principle of this standard, the Company applied the following five steps:

1.	Identification of the contract, or contracts, with the customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

Revenue from In-app Purchases

The Company primarily derives revenue from the sale of virtual currency associated with online games. The Company distributes its games to game players/users through various web and mobile platforms such as Apple App Store, Google Play, and other mobile platforms. Through these platforms, users can download the Company’s free-to-play games and can purchase virtual currency.

The initial download of the games does not create a contract under ASC 606; however, the separate election by the player to make an in-app purchase satisfies the ASC 606 requirement for creating a contract. Players can pay for their virtual item purchases through various widely accepted payment methods mode offered in the games. Payments from players for virtual currency are required at the time of purchase, which are non-refundable and relate to non-cancellable contracts that specify the Company’s obligations and cannot be redeemed for cash or exchanged for anything other than virtual currency within the Company’s games. The purchase price is a fixed amount that reflects the consideration that the Company expects to be entitled to receive in exchange for the use of virtual currency by its customers. The platform providers collect proceeds from the game players and remit the proceeds to the Company after deducting their respective platform fees.

The Company is primarily responsible for providing the virtual currency, has control over the content and functionality of games, and has the discretion to establish the virtual currency’ prices. Therefore, the Company is the principal and, accordingly, revenue is recorded on a gross basis. Payment processing fees paid to platform providers are recorded within the cost of revenue. The Company’s performance obligation is to ensure the availability and functionality of the gameplay environment, transfer the virtual currencies to customers, host the gameplay to gameplayers upon the consumption of the virtual currencies.

Substantially all of the Company’s games sell only consumable virtual currency instead of durable virtual currency. Consumable virtual currencies represent items that can be consumed by a specific player action without any timeframe restriction and do not provide the player with any continuing additional or enhanced benefit following consumption. Proceeds from these sales of virtual currencies are initially recorded in contract liabilities. Proceeds from the sales of virtual currencies are recognized as revenue when a player consumes the virtual currency in the game at that point of time. When virtual currency is consumed within the games, the player could “win” and would be awarded additional virtual currency. As the player does not receive any additional benefit from the Company’s games, nor is the player entitled to any additional rights once the player’s virtual currency is substantially consumed, the Company has concluded that the virtual currency represents consumable goods. For the sale of consumable virtual currency, the Company considers the control transferred, performance obligation is satisfied and recognizes revenue at the point upon consumption of virtual currencies for gameplay.

Since the Company is unable to distinguish between the consumption of purchased or free virtual currency, the Company must estimate the amount of outstanding purchased virtual currency at each reporting date based on player behavior. This review, performed on a game-by-game basis, includes an analysis of game players’ historical play behavior, purchase behavior, and the amount of virtual currency outstanding. Based upon this analysis, the Company has estimated the rate at which virtual currency is consumed during gameplay. Accordingly, revenue is recognized using a user-based revenue model using these estimated consumption rates. The Company monitors its analysis of customer play behavior on a historical basis.

Deferred revenue, which represents a contract liability, represents mostly unrecognized fees collected for virtual currency that are not consumed at the balance sheets date, or for players that are still active in the games.

Sales and other taxes collected from customers on behalf of governmental authorities are accounted for on a net basis and are not included in revenue or operating expenses.

Revenue from Advertisements

The Company also has relationships with certain advertising service providers for advertisements within its games and revenue from these advertising providers is generated through impressions, click-throughs, and banner ads. The Company has determined that displaying the advertisements within the mobile games is identified as a single performance obligation. The transaction price in advertising arrangements is established by the Company’s advertising service providers and is generally the product of the number of advertising units delivered (such as impressions and offers completed) and the contractually agreed-upon price per unit. Revenue from advertisements is recognized at a point-in-time when the advertisements are displayed in the game or the offer has been completed by the user as the customer simultaneously receives and consumes the benefits provided from these services. The Company has determined that it is generally acting as an agent in its advertising arrangements, because the advertising service providers (i) maintain the relationship with the customers, (ii) control the pricing of the advertising such that the Company does not know the total price paid by the customer to the service providers, and (iii) control the advertising product through the time the advertisements are displayed in the Company’s games. Therefore, the Company recognizes revenue related to these arrangements on a net basis.

Disaggregation of Revenue

Substantially all of the Company’s games sell only consumable virtual currency and the Company recognized the revenue from sale of in-app purchase at the point of virtual currency consumed upon the game player’s action. The revenue from advertisements was recognized at the point the advertising unit delivered.

Contract Liabilities and Other Disclosures

The Company receives customer payments based on the payment terms established in the Company’s contracts. Payment for the purchase of virtual currency, such as coins, chips, and cards, is made at purchase, and such payments are non-refundable in accordance with the Company’s standard terms of service. Such payments are initially recorded as a contract liability, and revenue is subsequently recognized as the Company satisfies its performance obligations.

The following table summarizes the Company’s opening and closing balances in contract liabilities and accounts receivable:

	Accounts Receivable	Contract Liabilities
Balance as of June 30, 2023	16,551,204	2,986,364
Balance as of June 30, 2024	11,024,450	2,830,068

Substantially all of the Company’s unsatisfied performance obligations relate to contracts with an original expected length of one year or less.

Cost of Revenue

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate in-app purchase revenue. Such costs are recorded as incurred, and primarily consist of fees withheld by the Company’s platform providers from the player proceeds received by the platform providers on the Company’s behalf, amortization of licensing and royalty fees, profit sharing arrangement paid to the game developers, customized design fees, and third-party service fees paid that are directly related to game publishing.

Advertising Costs

The cost of advertising is expensed as incurred, and totaled $55.1 million and $82.6 million for the years ended June 30, 2024 and 2023, respectively. Advertising costs primarily consist of marketing and player acquisition and retention costs and are included in sales and marketing expenses.

Software Development Costs

The Company adopted ASC 985-20-25 on July 1, 2021. The Company reviews internal use software development costs associated with infrastructure and new games or significant updates to existing games to determine if the costs qualify for capitalizing. The development costs incurred during the application development stage are capitalized. Capitalization of such costs begins when the preliminary project stage is completed and ceases at the point in which the project is substantially complete and is ready for its intended purpose. The capitalization of development costs is recognized if, and only if, all of the following conditions are met: (i) technical feasibility to complete the games or internal use software so they will be available for use or sale; (ii) the intention to complete the games or internal use software and use them or sell them; (iii) ability to use or sell the games or internal use software, (iv) how the games or internal use software will generate probable future economic benefits; (v) the availability of proper technical, financial, and other resources to complete the development of the games or internal use software and to use them or sell them, and (vi) the ability to measure reliably the expenditure attributable to the games or internal use software during the development. With respect to new games or updates to existing games, the preliminary project stage remains ongoing until just prior to worldwide launch. The development costs of new games or updates to existing games are expensed as incurred to research and development in the consolidated statements of comprehensive income.

As of June 30, 2024 and 2023, the Company capitalized $3,071,227 and $2,776,440 of development costs, respectively.

The Company reviewed the development costs associated with the new games and determined that the preliminary project stage had been completed during the years ended June 30, 2024 and 2023. Consequently, development costs of approximately $0.3 million and $2.8 million were capitalized during the years ended June 30, 2024 and 2023, respectively. The estimated useful life of costs capitalized is generally five to seven years. During the years ended June 30, 2024 and 2023, the amortization of capitalized software costs totaled $39,167 and nil , respectively.

Government Grants

Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attached to them and the grants will be received. Government grants for the purpose of giving immediate financial support to the Company with no future related costs or obligation are recognized in “other income” in the Company’s consolidated statements of comprehensive income when such grants are received.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash in banks, as well as highly liquid investments, which have original maturities of three months or less. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

Restricted Cash

The Company had restricted cash of $3,605 and $8,337 as of June 30, 2024 and 2023, respectively, which were primarily security deposits in third-party platforms, such as Alipay and PayPal. In November 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-year and end-of-year total amounts presented in the statement of cash flows.

Financial Instruments and Current Expected Credit Losses

Effective July 1, 2021, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments,” using the modified retrospective approach for accounts receivable, loan to a related party and other current assets. The Company assessed that the impact of the adoption of ASU 2016-13 was nil as of July 1, 2021. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

The Company uses the length of time a balance has been outstanding, the payment history, creditworthiness and financial conditions of the customers and industry trend as credit quality indicators to monitor the Company’s receivables within the scope of expected credit losses model and use these as a basis to develop the Company’s expected loss estimates. If there is strong evidence indicating that the accounts receivables are likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. Historically, the credit losses for specific assessed accounts receivable were nil and nil as of June 30, 2024 and 2023, respectively. There are no credit losses for the remaining accounts receivable, loan to a related party and other current assets.

Fair Value of Financial Instruments

The Company follows the provisions of FASB ASC Section 820, “Fair Value Measurements and Disclosures” (“ASC 820”). ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 — Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 — Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 — Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheet for cash and cash equivalents, restricted cash, accounts receivable, prepayments and advances to suppliers, accounts payable, deferred revenue and accrued expenses, and other current liabilities approximate their fair value based on the short-term maturity of these instruments. The Company believes that the carrying amount of the short-term loans approximate fair value based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rate.

Transfers into or out of the fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities become unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. The Company did not transfer any assets or liabilities in or out of Level 2 and Level 3 during the years ended June 30, 2024 and 2023.

Accounts receivable

Accounts receivable are stated at the historical carrying amount net of an allowance for credit losses. An allowance for credit losses is established based on management’s assessment of the recoverability of accounts and other receivables. Judgment is required in assessing the realizability of these receivables, including the current credit worthiness of each customer and the related aging analysis. An allowance is provided for credit losses when management has determined that the likelihood of collection is doubtful. The carrying value of such receivables, net of expected credit loss and allowance for doubtful accounts, represents its estimated realized value.

Advances to suppliers

The Company advances funds to certain game developers and certain suppliers for purchases of services. These advances are interest free, unsecured, and short term in nature and are reviewed periodically to determine whether their carrying value has become impaired. For the years ended June 30, 2024 and 2023, the Company did not record any allowance for credit loss on advanced to suppliers.

Equity Investments

FASB ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings unless they qualify for a measurement alternative.

Equity investments without readily determinable fair values

The Company elected to record its equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts are required to be made to identify price changes that are known or that can reasonably be known.

Equity investments with readily determinable fair values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date.

Equity investments accounted for using the equity method

The Company accounts for its equity investments over which it has significant influence (usually 20% to 49.9%) but does not own a majority equity interest or otherwise control, using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entity, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and the determination of whether any identified impairment is other-than-temporary.

The Company’s equity investments without readily determinable fair values, which do not qualify for NAV practical expedient and over which the Company does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative (the “Measurement Alternative”) in accordance with ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in others, net in the consolidated statements of operations and comprehensive income. The Company makes an assessment of whether an investment is impaired based on the performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as its financial and business performance. The Company recognizes an impairment loss equal to the difference between the carrying value and fair value in others, net in the consolidated statements of operations and comprehensive income if there is any. When the investments become qualified for use of the equity method, the Company remeasures the previously held interest in the investments at fair value, if any observable price changes in orderly transactions identified for an identical or a similar investment, immediately before it applies the equity method, in accordance with ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323).

Plant and equipment, net

Plant and equipment are recorded at cost. Depreciation is provided in amounts sufficient to recognize the cost of the related assets over their useful lives using the straight-line method, as follows:

Category	Estimated useful lives	Residual value
Electronic equipment	3 years	5%
Transportation equipment	5 years	5%

The Company charges maintenance, repairs, and minor renewals directly to expenses as incurred; major additions and betterments are capitalized.

Intangible assets, net

Intangible assets acquired are recorded at cost less accumulated amortization. Amortization is provided in amounts sufficient to recognize the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Developed games	5-10 years
Royalties	5-8 years
Copyright	8-10 years

The estimated useful lives of amortizable intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as significant adverse changes to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the remaining useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended June 30, 2024 and 2023.

Deferred offering costs

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A – “Expenses of Offering.” Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Public Offering and that were charged to shareholders’ equity upon the completion of the Public Offering. Should the Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of June 30, 2024 and 2023, the Company capitalized $1,571,328 and $270,896 of deferred offering costs, respectively.

Accounts payable

Accounts payable are primarily payables to game developers for the profit sharing, specialized development expenses, and promotional service to channels.

Related Parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other parties or exercise significant influence over the other parties in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, stockholder, or a related corporation.

Leases

The Company adopted FASB ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) on July 1, 2021 by using the modified retrospective method and did not restate the prior periods. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company also elected the practical expedient not to separate lease and non-lease components of contracts. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

The Company determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Company recognizes a “right-of-use” asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at the commencement date. For finance leases, assets are included in plant and equipment on the consolidated balance sheets. As most of the Company’s leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized loan basis with similar terms and payments, and in the economic environment where the leased asset is located. The Company’s leases often include options to extend and lease terms include such extended terms when the Company is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Company is reasonably certain not to exercise those options. Lease expenses are recorded on a straight-line basis over the lease term.

Income taxes

The Company accounts for income tax under FASB ASC Section 740 which utilizes the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the differences between financial statement carrying amounts of assets and liabilities versus the tax basis of assets and liabilities. Deferred tax assets are also provided for carryforward losses which can be used to offset future taxable income. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. A valuation allowance is established against net deferred tax assets when it is more likely than not that some portion or all of the net deferred tax asset will not be realized. The Company provided negative $2,552,460 and $317,203 of valuation allowance on the net deferred tax assets as of June 30, 2024 and 2023, respectively.

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest related to underpayment of income taxes for uncertain tax positions are classified as income tax expenses in the period incurred. No penalties or interest relating to uncertain tax positions were incurred during the years ended June 30, 2024 and 2023. As of June 30, 2024, the tax years ended December 31, 2021 through December 31, 2023 for the Company’s PRC subsidiaries remained open for statutory examination by PRC tax authorities.

Under the Provisional Regulations of the PRC Concerning Income Tax on Enterprises promulgated by the PRC, income tax is payable by enterprises at a rate of 25% of their taxable income determined under PRC accounting rules. The Company believes that it has provided the best estimates of its accrued tax liabilities because those accruals are based on the prevailing tax rates stipulated under the laws.

Under the provisions of profits tax enacted in Hong Kong, profits tax is payable by enterprises at a rate of half the current rate (i.e., 8.25%) for the first HK$2 million of profits earned while the remaining profits will continue to be taxed at the existing 16.5% if revenue is generated in Hong Kong.

Under the provisions of profits tax enacted in Singapore, tax on the taxable income as reported in its statutory financial statements is adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Value added tax (“VAT”)

The Company’s PRC subsidiaries are subject to VAT, but the Company’s PRC subsidiaries primarily only provide services to overseas entities, which is exempt from VAT. Revenue represents the invoiced value of goods and services, net of VAT. VAT is based on the gross sales price and VAT rates range from 6% to 13%, depending on the type of goods or services provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in China remain subject to examination by the tax authorities for five years from the date of filing. Under the provisions of tax enacted in Hong Kong, no VAT is levied.

Foreign currency translation

The Company has operations in mainland China, Hong Kong, Singapore and other jurisdictions generally use their respective local currencies as their functional currencies. The Company’s financial statements have been translated into the reporting currency of the U.S. dollar. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at the historical exchange rates when the transaction occurred. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported in other comprehensive income (loss). Gains and losses resulting from other foreign currency transactions are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation. The following table outlines the currency exchange rates that were used in creating these consolidated financial statements:

	June 30, 2024	June 30, 2023
Balance sheet items, except for equity accounts	$1=RMB7.2672	$1=RMB7.2513
Items in the statements of income and cash flows	$1=RMB7.2248	$1=RMB6.9536
Balance sheet items, except for equity accounts	$1=HK$7.8083	$1=HK$7.8363
Items in the statements of income and cash flows	$1=HK$7.8190	$1=HK$7.8373

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustments resulting from the Company not using the U.S. dollar as its functional currency.

Credit risk and concentrations of customers and suppliers

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of June 30, 2024 and 2023, $18,820,140 and $16,017,992 of the Company’s cash and cash equivalents and restricted cash, respectively, were on deposit at financial institutions in the PRC, Hong Kong and Singapore, which management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits for each account in each bank in RMB and in foreign currency placed with them for up RMB500,000 ($72,000). Such Deposit Insurance Regulations would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the coverage limit. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Company believes that the Chinese banks that hold the Company’s cash and cash equivalents, restricted cash, and short-term investments are financially sound based on publicly available information. In Hong Kong, the Deposit Protection Scheme (the “DPS”) is established under the Deposit Protection Scheme Ordinance. In case a member bank of DPS (a Scheme member) fails, the DPS will pay compensation up to a maximum of HK$500,000 (approximately $64,000) to each depositor of the failed Scheme member. Singapore Deposit Insurance Corporation Limited (SDIC) administers the Deposit Insurance (DI) Scheme and Policy Owners’ Protection (PPF) Scheme in Singapore. A depositor has up to S$75,000 insured by Singapore Deposit Insurance Corporation (“SDIC”). Balances in excess of the insured amounts as of June 30, 2024 were approximately $16.6 million.

Accounts receivable are typically unsecured and derived from revenue earned from customers, and are thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Apple and Google are significant distribution, marketing, promotion, and payment platforms for the Company’s games. A significant portion of the Company’s revenue has been generated from players who access the Company’s games through these platforms. Therefore, the Company’s accounts receivable are derived mainly from sales through these two platforms. As of June 30, 2024, Apple and Google accounted for approximately 62.5% and 21.5% of the Company’s total account receivable balance. As of June 30, 2023, Apple and Google accounted for approximately 65.8% and 20.0% of the Company’s total account receivable balance.

Accounts receivable are recorded at their transaction amounts and do not bear interest. The Company bases its allowance for credit losses on management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable based on historical collection experience and current and expected future economic and market conditions.

As of June 30, 2024, three suppliers accounted for 11.7%, 10.7% and 10.2% of the Company’s total accounts payable balance. As of June 30, 2023, three suppliers accounted for 18.5%, 14.8% and 12.5% of the Company’s total accounts payable balance.

Earnings per share

Basic earnings per share are computed by dividing net income attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered outstanding shares and included in the computation of basic earnings per share as of the date that all necessary conditions have been satisfied. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

The Company’s convertible preferred shares are participating securities, as they have contractual non-forfeitable right to participate in distributions of earnings. The convertible preferred shares have no contractual obligation to fund or otherwise absorb the Company’s losses. Accordingly, any undistributed net income is allocated on a pro rata basis to ordinary shares and convertible preferred shares; whereas any undistributed net loss is allocated to ordinary shares only.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when the inclusion of such share would be anti-dilutive.

Recent accounting pronouncements

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers,” which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new guidance is required to be applied prospectively to business combinations occurring on or after the date of adoption. This guidance is effective for the Company for the year ended March 31, 2024 and interim reporting periods during the year ended March 31, 2024. Early adoption is permitted. The Company does not expect that the adoption of this guidance to have a material impact on the financial position, results of operations, and cash flows.

In March 2022, the FASB issued ASU No. 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, which eliminates the troubled debt restructurings (TDRs) accounting model for creditors that have already adopted Topic 326, which is commonly referred to as the current expected credit loss (CECL) model. For entities that have adopted Topic 326, the amendments in this Update are effective for years beginning after December 15, 2022, including interim periods within those years. The FASB’s decision to eliminate the TDR accounting model is in response to feedback that the allowance under CECL already incorporates credit losses from loans modified as TDRs and, consequently, the related accounting and disclosures – which preparers often find onerous to apply – no longer provide the same level of benefit to users. The Company does not expect that the adoption of this guidance to have a material impact on the financial position, results of operations, and cash flows.

In November 2023, the FASB issued ASU 2023-07, which modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The update is effective for annual periods beginning after December 15, 2023, and interim periods within years beginning after December 15, 2024, with early adoption permitted. The Company does not expect that the adoption of ASU 2023-07 will have a material impact on its consolidated financial statements disclosures.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statement.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Note 3 — ACCOUNTS RECEIVABLE

As of June 30, 2024 and 2023, the balance of accounts receivable amounted to $11,024,450 and $16,551,204, respectively. For the years ended June 30, 2024 and 2023, the Company assessed the collectability of accounts receivable and did not provide any allowance for credit losses since the platform operators paid in the short term. As of the date of these financial statements, the Company had collected all the balance of accounts receivable as of June 30, 2024 and 2023, respectively.

Note 4 — ADVANCED TO SUPPLIERS

	As of June 30,
	2024	2023
Advanced to suppliers-third parties	$8,514,694	$8,093,289
Advanced to suppliers-related parties	1,194,205	3,719,589
Total advanced to suppliers	$9,708,899	$11,812,878

For the years ended June 30, 2024 and 2023, the Company assessed its collectability and did not provide any allowance for credit losses since the Company expected the suppliers to fulfill their obligations in the short term.

Note 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of June 30,
	2024	2023
Prepaid expenses	$6,677	$935,211
Rental and other deposits	139,038	139,660
Accounts receivable collected by other third parties	1,885,077	1,651,378
Others	10,320	5,516
Total prepaid expenses and other current assets	$2,041,112	$2,731,765

The Company assessed the collectability of prepaid expenses and other current assets, and the Company did not provide any allowance for credit losses. As of the date of these financial statements, the Company had collected substantially all the balance of accounts receivable as of June 30, 2024 and 2023, respectively.

Note 6 — EQUITY INVESTMENTS

Equity investments consisted of the following:

	As of June 30,
	2024	2023
Investment in Ningbo Meishan Bonded Logistics Park Sharing Huixin Venture Capital Partnership (Limited Partnership) (“Ningbo Huixin LP”)	$138,003	$138,406
Investment in Chongqing Xiangyou Xingjie Private Equity Investment Fund Partnership (Limited Partnership) (“Chongqing Xiangyou LP”)	1,385,456	1,415,561
Investment in Wuhan Huiyu Technology Co., Ltd. (“Wuhan Huiyu”)	303,627	281,765
Investment in Beijing Jiaqiwan Technology Co., Ltd. (“Beijing Jiaqiwan”)	165,120	165,487
Total equity investment	$1,992,206	$2,001,219

(a) Investment in Ningbo Huixin LP

Ningbo Huixin LP engages in investing primarily in game development companies. In September 2021, the Company entered into the Ningbo Huixin LP Partnership Agreement (the “Huixin LP Agreement”) with Ningbo Huixin LP and its general partner to acquire 27.27% of the equity in Ningbo Huixin LP. Pursuant to the Huixin LP Agreement, the Company invested, as a limited partner, $137,906 (RMB1 million) into Ningbo Huixin LP. The Company considers that it has significant influence over Ningbo Huixin LP due to the level of ownership and its participation in Ningbo Huixin LP’s significant business operating and strategic decisions. Accordingly, the Company accounts for the investment using the equity method. For the years ended June 30, 2024 and 2023, the Company recognized investment loss of $96 and $220, respectively. For the years ended June 30, 2024 and 2023, the Company did not recognize any impairment loss for the investment in Ningbo Huixin LP.

(b) Investment in Chongqing Xiangyou LP

Chongqing Xiangyou LP engages in investing primarily in game development companies. In October 2021, the Company entered into the Chongqing Xiangyou LP Partnership Agreement (the “Xiangyou Agreement”) with Chongqing Xiangyou LP and its general partner to acquire 20% of the equity interests in Chongqing Xiangyou LP. The Company invested, as a limited partner, $1,448,016 (RMB10.5 million) into Chongqing Xiangyou LP. The Company accounts for its investment in Chongqing Xiangyou LP under the equity method of accounting. For the years ended June 30, 2024 and 2023, the Company recognized investment loss of $27,117 and $35,828, respectively. For the years ended June 30, 2024 and 2023, the Company did not recognize any impairment loss for the investment in Chongqing Xiangyou LP.

(c) Investment in Wuhan Huiyu

Wuhan Huiyu engages in developing mobile gaming applications. In January 2021, the Company entered into a share purchase agreement, with the founder team of Wuhan Huiyu to acquire 37.5% of Wuhan Huiyu. During the year ended June 30, 2022, the Company invested $413,719 (RMB3.0 million) in Wuhan Huiyu. The Company accounts for its investment in Wuhan Huiyu under the equity method of accounting. For the years ended June 30, 2024 and 2023, the Company recognized investment income of $22,619 and $12,066, respectively. For the years ended June 30, 2024 and 2023, the Company did not recognize any impairment loss for the investment in Wuhan Huiyu.

(d) Investment in Beijing Jiaqiwan

Beijing Jiaqiwan engages in developing mobile gaming applications. In June 2020, the Company entered into a share purchase agreement to incorporate and acquire 4% of Beijing Jiaqiwan. During the year ended June 30, 2022, the Company invested $165,488 (RMB1.2 million) in Beijing Jiaqiwan. The Company accounts for its investment in Beijing Jiaqiwan at cost under the measurement alternative.

For the years ended June 30, 2024 and 2023, the Company did not receive any dividends from all the above investments.

Note 7 — PLANT AND EQUIPMENT, NET

Plant and equipment, net, consisted of the following:

	As of June 30,
	2024	2023
Electronic equipment	$399,381	$468,863
Transportation equipment	99,044	-
Less: accumulated depreciation	(364,867)	(304,482)
Plant and equipment, net	$133,558	$164,381

Depreciation expenses were $131,582, accumulated depreciation transferred out from disposal of plant and equipment was $70,166, and currency translation differences were $1,031 for the year ended June 30, 2024. Plant and equipment written off was $3,695 for the year ended June 30, 2024.

Depreciation expenses were $151,126, accumulated depreciation transferred out from disposal of plant and equipment was $1,326, and currency translation differences were $19,444 for the year ended June 30, 2023. Plant and equipment written off was $1,738 for the year ended June 30, 2023.

For the years ended June 30, 2024 and 2023, the Company did not record any impairment loss of plant and equipment.

Note 8 — INTANGIBLE ASSETS, NET

The following is a summary of intangible assets as of June 30, 2024 and 2023:

	As of June 30,
	2024	2023
Royalty	$4,850,373	$4,861,171
Developed games	3,071,227	2,776,440
Copyright	137,600	137,906
Total intangible assets	8,059,200	7,775,517
Less: accumulated amortization	(2,766,074)	(2,008,044)
Intangible assets, net	$5,293,126	$5,767,473

Amortization expenses were $766,923 and currency translation differences were $8,893 for the year ended June 30, 2024.

Amortization expenses were $832,080 and currency translation differences were $134,105 for the year ended June 30, 2023.

For the years ended June 30, 2024 and 2023, the Company did not record any impairment loss of intangible assets.

Note 9 — LEASES

Leases are classified as operating leases or finance leases in accordance with FASB ASC 842. The Company’s operating leases are principally for office facilities. For leases with terms greater than 12 months, the Company records the related right-of-use asset and lease liability at the present value of lease payments over the term. The right-of-use asset is amortized over the life of the lease on a straight-line basis. Certain leases include rental escalation clauses, renewal options, and/or termination options, which are factored into the Company’s determination of lease payments when appropriate. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on long-term interest rates published by the People’s Bank of China in order to discount lease payments to present value.

As of June 30, 2024, the weighted average remaining lease term was 1.91 years and the weighted average discount rate was 4.75% for the Company’s operating leases. The Company’s lease costs are included within the cost of revenue and administrative expenses on the consolidated statements of operations. For the year ended June 30, 2024, the lease cost amounted to $442,119.

As of June 30, 2023, the weighted average remaining lease term was 0.94 year and the weighted average discount rate was 4.75% for the Company’s operating leases. The Company’s lease costs are included within the cost of revenue and administrative expenses on the consolidated statements of operations. For the year ended June 30, 2023, the lease cost amounted to $499,481.

For the years ended June 30, 2024 and 2023, amortization of the operating lease right-of-use assets amounted to $425,882 and $469,066, respectively, and the interest on lease liabilities amounted to $11,666 and $30,414, respectively.

Supplemental balance sheet information related to operating leases was as follows:

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	June 30, 2024	June 30, 2023
Operating lease right-of-use assets	$770,402	1,011,038
Operating lease right-of-use assets, accumulated amortization	(74,831)	(608,615)
Operating lease right-of-use assets, net	$695,571	402,423

Operating lease liabilities, current	336,046	387,118
Operating lease liabilities, non-current	351,856	12,174
Total operating lease liabilities	$687,902	399,292

The future undiscounted aggregate minimum lease payments under non-cancellable operating leases were as follows as of June 30, 2024:

Year ended June 30,	Amount
2025	$359,119
2026	356,803
2027	2,317
Total undiscounted future minimum lease payments	718,239
Less: Amounts representing interest	30,337
Total present value of operating lease liabilities	687,902
Less: current portion of operating lease liabilities	336,046
Non-current portion of operating lease liabilities	$351,856

Note 10 — TAXES

Taxes payable consisted of the following:

	As of June 30,
	2024	2023
Individual income taxes payable	19,466	30,594
Total taxes payable	$19,466	$30,594

Cayman

The Company is incorporated in the Cayman Islands and is not subject to income taxes under the current laws of the Cayman Islands.

BVI

Joypub is incorporated in the BVI and is not subject to income taxes under the current laws of the BVI.

Singapore

Gamehaus SG is incorporated in Singapore and is subject to Singapore Corporate Tax. Nil pretax income was generated in Singapore for the years ended June 30, 2024 and 2023.

Hong Kong

Gamehaus HK, Gamepromo, Dataverse, and Avid.ly are companies registered in Hong Kong and are subject to the following corporate income tax rate: the first HK$2 million of profits earned will be taxed at half the current rate (i.e., 8.25%), while the remaining profits will continue to be taxed at the existing 16.5% if revenue is generated in Hong Kong.

PRC

Under the PRC Enterprise Income Tax Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Starting from the tax year ended December 23, 2021, Kuangre SH is qualified as a High and New Technology Enterprise (“HNTE”) and is subject to a favorable income tax rate of 15%. Kuangre SH’s HNTE certification is valid for three years starting from December 2021 and subject to renewal. In accordance with the implementation rules of the Income Tax Law of the PRC, enterprises newly established in the Western Development Zone within the scope of “preferential catalogue of income tax for key industries encouraged to develop in West area” shall be subject to a favorable income tax rate of 15% from January 1, 2021 to December 31, 2030. Haohan CQ and Fanfengjian CQ are established in the Western Development Zone and they are subject to a favorable income tax rate of 15% to December 31, 2030. The Company’s remaining subsidiaries are subject to corporate income tax at the PRC unified rate of 25%.

i)	The components of the income tax provision (benefit) were as follows:

	For the year ended June 30, 2024	For the year ended June 30, 2023
Current income tax (expenses) benefits	$(130,307)	$78,743
Total	$130,307	$78,743

ii)	The following table summarizes net deferred tax assets resulting from differences between the financial accounting basis and tax basis of assets and liabilities:

	As of June 30,
	2024	2023
Deferred tax assets:
Net operating loss carried forward	13,315,441	1,268,811
Deferred tax asset for net operating loss carried forward	2,353,678	317,203
Total deferred tax assets	2,353,678	317,203
Less: valuation allowance	(2,353,678)	(317,203)
Deferred tax assets, net of valuation allowance	$-	$-

The change in valuation allowance for the years ended June 30, 2024 and 2023 amounted to positive $414,719 and negative $235,240, respectively.

As the PRC does not allow the filing of consolidated tax returns, the deferred taxes relate to separate entities that file their own tax returns and therefore could not be offset with each other. A reconciliation between the Company’s actual provision for income taxes and the provision at the PRC mainland statutory rate is as follows:

	For the year ended June 30, 2024	For the year ended June 30, 2023
Income before income tax expenses	8,721,068	4,015,418
Computed income tax expenses with statutory tax rate	2,180,267	1,003,855
Differential income tax rates applicable to certain entities	(1,080,231)	(585,468)
Additional deduction for research and development expenses	(509,024)	540,141
Tax-exempted income	(1,011,906)	(1,015,909)
Tax effect of non-deductible items	45,625	3,091
Effect of temporary differences	90,895	-
Changes in valuation allowance	414,681	(235,240)
Others	-	210,787
Income tax expenses (benefit)	130,307	(78,743)

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. As of June 30, 2024, the tax years ended December 31, 2021 through December 31, 2023 for the Company’s PRC subsidiaries, remain open for statutory examination by PRC tax authorities.

As of June 30, 2024 and 2023, the Company had net operating loss carryforwards of approximately $13,315,441 and $1,268,811, respectively, which arose from the Company’s subsidiaries in the PRC. As of June 30, 2024 and 2023, deferred tax assets from the net operating loss carryforwards amounted to $2,353,678 and $317,203, respectively, and the Company recorded valuation allowances of $2,353,678 and $317,203 as of June 30, 2024 and 2023, respectively. Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years.

As of June 30, 2024, net operating loss carryforwards were expected to expire, if unused, in the following amounts:

2027	1,800,387
2028	5,487,776
2029	6,027,278
Total	$13,315,441

Note 11 — NET INCOME PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the year ended June 30,
	2024	2023
Numerator:
Net income	$8,590,761	$4,094,161
Less: net income attributable to non-controlling interest	342,339	304,348
Net income attributable to Gamehaus’ shareholders	$8,248,422	$3,789,813

Denominator:
Weighted average number of ordinary shares	75,409,060	75,409,060
Incremental weighted average number of ordinary shares from assumed conversion of preferred shares using if-converted method*	74,737,127	74,737,127

Net income attributable to Gamehaus’ shareholders per share
Basic	0.05	0.03
Diluted	0.05	0.03

*	On September 16, 2023, all of the directors of the Company passed the resolution to unconditionally waive any rights, preferences, and privileges of Preferred Shares under the Memorandum and Articles of the Company.

Note 12 — CONCENTRATION OF MAJOR CUSTOMERS AND SUPPLIERS

Apple and Google are significant distribution, marketing, promotion, and payment platforms for the Company’s games. A significant portion of the Company’s revenue has been generated from players who accessed the Company’s games through these platforms. Therefore, the Company’s accounts receivable are derived mainly from sales through these two platforms. A significant portion of the Company’s revenue has been generated from players who accessed the Company’s games through these platforms but no customer accounts for a significant portion of its revenue. As of June 30, 2024, Apple and Google accounted for approximately 62.5% and 21.5% of the Company’s total account receivable balance. As of June 30, 2023, Apple and Google accounted for approximately 65.8% and 20.0% of the Company’s total account receivable balance.

Accounts receivable are recorded at their transaction amounts and do not bear interest. The Company bases its allowance for doubtful accounts on management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable based on historical collection experience and current and expected future economic and market conditions.

As of June 30, 2024, three suppliers accounted for 11.7%, 10.7% and 10.2% of the Company’s total accounts payable balance. As of June 30, 2023, three suppliers accounted for 18.5%, 14.8% and 12.5% of the Company’s total accounts payable balance.

Note 13 — SHAREHOLDERS’ EQUITY

Gamehaus was established under the laws of the Cayman Islands on December 2, 2020. The authorized share capital of the Company is $50,000 divided into 500,000,000 shares of par value $0.0001 each, including 425,262,873 ordinary shares and 74,737,127 preferred shares. As of June 30, 2024 and 2023, 75,409,060 ordinary shares were issued and outstanding and 74,737,127 preferred shares were issued and outstanding, respectively. The shares are presented on a retroactive basis to reflect the nominal share issuance.

Preferred Shares of the Company

The powers, preferences, rights, restrictions, and other matters relating to the preferred shares are as follows:

Dividend Rights

The holders of the preferred shares are entitled to receive dividends, out of any assets legally available therefor. No dividend or distribution shall be paid except out of the realized or unrealized profits of the Company, or out of the share premium account. Such dividends shall be payable when, as and if declared by the Company’s board of directors, and shall not be cumulative.

Conversion Rights

Subject to and in compliance with the Memorandum and Articles of the Company, the holders of the preferred shares have conversion rights as follows:

(i) Optional Conversion: Subject to the Articles of Association of the Company, any preferred share may, at the option of the holder thereof, be converted at any time after the date of issuance of such shares, without the payment of any additional consideration, into fully-paid and non-assessable ordinary shares based on the then-effective preferred share conversion price.

(ii) Automatic Conversion: Each outstanding preferred share shall automatically be converted into ordinary shares at the then applicable effective conversion price upon the closing of a qualified public offering approved by the board of directors.

(iii) Conversion Ratio: Each preferred share shall be convertible, at the option of the holder thereof, at any time after the applicable preferred share issue date into such number of fully paid and non-assessable ordinary shares as determined by dividing the applicable preferred share issue price by the then-effective preferred share conversion Price. The preferred share conversion price shall initially be the applicable preferred share issue price, resulting in an initial conversion ratio for the preferred shares of 1:1, and shall be subject to adjustment and readjustment from time to time as hereinafter provided.

Voting Rights

Each preferred share holder shall carry a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares at the record date for determination of the shareholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited. The holders of the preferred shares shall vote together with the holders of the ordinary shares, and not as a separate class.

On September 16, 2023, all of the directors of the Company passed the resolution to unconditionally waive any rights, preferences, and privileges of preferred shares under the Memorandum and Articles of Association of the Company.

Note 14 — RELATED PARTY TRANSACTIONS

The table below sets forth major related parties of the Company and their relationships with the Company:

Entity or individual name	Relationship with the Company
Feng Xie	Founder and controlling shareholder of the Company
Wuhan Huiyu	Investee of the Company
Shanghai Dongying Network Technology Co., Ltd. (“Shanghai Dongying”)	Investee of the Company
Mobile Motion Co., Limited (“Mobile Motion”)	Wholly-owned subsidiary of investee of the Company

(a)	The Company entered into the following related party transactions:

The Company invested in companies engaged in mobile game development and required the royalty right of the games from such investees to distribute on third-party platforms. The Company typically pays one-time royalties, continues to share profits, and/or pays customized design fees to such investees.

	For the years ended June 30,
	2024	2023
Royalty fee and service from related parties
Wuhan Huiyu	$450,761	$524,211
Shanghai Dongying	2,860,905	-
Mobile Motion	1,951,176	34,880
Total	$5,262,842	$599,091

1)

The Company entered into an exclusive game agency agreement with Wuhan Huiyu in January 2020. The exclusive agency term is eight years from the date of launching the game. Pursuant to the exclusive game agency agreement, the Company shares 15% to 18% of gross profit generated by the game with Wuhan Huiyu on a monthly basis. The Company recorded $450,761 and $524,211 of profit-sharing expenses for the years ended June 30, 2024 and 2023, respectively.

2)

The Company entered into a technology development agreement with Shanghai Dongying in January 2021 to customize design the game. During the year ended June 30, 2024, the Company entered supplementary agreement with Shanghai Dongying regarding the profit-sharing policy. Pursuant to supplementary agreement, the Company shares 25% of operating income of the game generated by the game with Shanghai Dongying on a monthly basis. The Company recorded $2,860,905 and nil of profit-sharing expenses for the years ended June 30, 2024 and 2023, respectively.

3)	The Company entered into an exclusive game agency agreement with Mobile Motion in January 2021. The exclusive agency term is eight years from the date of launching the game. The Company paid an initial royalty fee of approximately $300,000 (RMB1.9 million). The Company recorded $33,567 and $34,880 of amortization of royalty fees for the years ended June 30, 2024 and 2023, respectively. The Company record $1,917,609 and nil of customized design fees for the years ended June 30, 2024 and 2023.

(b)	The Company had the following significant related party balances:

Advanced to Suppliers — related parties

As of June 30, 2024 and 2023, advanced to suppliers - related parties, consisted as following:

	As of June 30,
	2024	2023
Shanghai Dongying	$320,488	$2,513,370
Mobile Motion	873,717	1,206,219
Total	$1,194,205	$3,719,589

Due to related party

As of June 30, 2024 and 2023, the Company had a due to related party balance of $107,361 and nil , respectively, to Feng Xie. The advances were due on demand and without interest.

Note 15 — COMMITMENTS AND CONTINGENCIES

Commitments

The total future minimum lease payments including the agreed property management fee under the non-cancellable operating lease with respect to the office as of June 30, 2024 are payable as follows:

Contractual Obligations as of June 30, 2024	Lease Commitment
Within one year	$61,652
Within two to three years	$58,754
Total	$120,406

Contingencies

The Company may be involved in various legal proceedings, claims, and other disputes arising from the commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss for a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Company was not aware of any litigation, lawsuits, or claims as of June 30, 2024.

Note 16 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of issuance of the consolidated financial statements, and did not identify any other subsequent events with material financial impact on the Company’s consolidated financial statements.

Note 17 — RESTRICTED NET ASSETS

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries and affiliated entities in mainland China must take appropriations from tax profit to non-distributive funds. These reserves include the general reserve and the development reserve.

The general reserve requires an annual appropriation of 10% of after-tax profits at each year end until the balance reaches 50% of a PRC company’s registered capital. Other reserve is set aside at the Company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. The general reserve amounted to $1,515,165 and $137,502 as of June 30, 2024 and 2023, respectively.

The Company’s subsidiaries are in mainland China, and such subsidiaries can only be paid out of distributable profits reported in accordance with PRC accounting standards. As such, the Company’s subsidiaries in mainland China are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the subsidiaries. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the PRC subsidiaries not available for distribution, was $7,389,306 and $5,318,994 as of June 30, 2024 and 2023, respectively.

The Company performed a test on the restricted net assets of its consolidated subsidiaries (the “restricted net assets”) in accordance with U.S. Securities and Exchange Commission Regulation S-X Rule 4-08 (e)(3), “General Notes to Financial Statements.” Such restricted net assets amounted to approximately $7.4 million, or 21.7% of the Company’s total consolidated net assets, as of June 30, 2024. Such restricted net assets amounted to approximately $5.4 million, or 21.1% of the Company’s total consolidated net assets, as of June 30, 2023. Based upon this percentage, the Company is not required to disclose the financial information for the parent company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Golden Star Acquisition Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Golden Star Acquisition Corporation (the Company) as of December 31, 2023 and 2022, and the related statements of operations, changes in shareholders’ equity (deficit) and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no revenue, it incurred and expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. The Company’s cash and working capital as of December 31, 2023 are not sufficient to complete its planned activities for one year from the issuance date of the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Revision of Prior Period Financial Information

As discussed in Note 2 to the financial statements, the audited balance sheet as of May 4, 2023, and the unaudited balance sheets as of June 30, 2023 and September 2023 have been revised.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Company’s auditor since 2021.

Irvine, California

March 29, 2024

GOLDEN STAR ACQUISITION CORPORATION

BALANCE SHEETS

	December 31, 2023	December 31, 2022
Assets
Current assets:
Cash in escrow	$-	$37,423
Prepaid expenses	46,875	-
Deferred offering costs	-	278,352
Due from Sponsor	-	2,300
Total current assets	46,875	318,075
Noncurrent assets:
Marketable securities held in Trust Account	72,039,823	-
Total noncurrent assets	72,039,823	-
Total assets	$72,086,698	$318,075

Liabilities and shareholders’ equity (deficit)
Current liabilities:
Accrued liabilities	$214,281	$16,175
Promissory note payable to Sponsor	-	300,000
Due to Sponsor	328,821	-
Total current liabilities	543,102	316,175
Noncurrent liabilities:
Deferred underwriting commissions	1,725,000	-
Total noncurrent liabilities	1,725,000	-
Total liabilities	2,268,102	316,175

Commitments and contingencies (Note 7)	-	-

Ordinary shares subject to possible redemption, 6,900,000 shares at redemption value of $10.44 per share, including interest and dividends earned in Trust Account	72,047,323	-

Shareholders’ equity (deficit):
Ordinary shares, $0.001 par value; 50,000,000 shares authorized; 2,032,000 and 1,725,000 shares issued and outstanding at December 31, 2023 and 2022, respectively	2,032	1,725
Additional paid-in capital	-	23,275
Accumulated deficit	(2,230,759)	(23,100)
Total shareholders’ equity (deficit)	(2,228,727)	1,900
Total liabilities and shareholders’ equity (deficit)	$72,086,698	$318,075

The accompanying notes are an integral part of the financial statements.

GOLDEN STAR ACQUISITION CORPORATION

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Operating expenses:
Formation and operational costs	$857,737	$5,700
Loss from operations	(857,737)	(5,700)

Other income:
Interest and dividends earned in Trust Account	2,357,323	-
Total other income	2,357,323	-

Income (loss) before income taxes	1,499,586	(5,700)

Income tax expense	-	-
Net income (loss)	$1,499,586	$(5,700)

Basic and diluted weighted average shares outstanding
Redeemable ordinary shares, basic and diluted	4,555,890	-
Non-redeemable ordinary shares, basic and diluted(1)	1,927,704	1,725,000

Redeemable ordinary shares, basic and diluted net income per share	$1.48	$-
Non-redeemable ordinary shares, basic and diluted net loss per share	$(2.72)	$(0.00)

(1)	On December 14, 2022, the Sponsor surrendered 1,150,000 shares for no consideration. All share amounts and related information have been retroactively restated to reflect the share surrender.

The accompanying notes are an integral part of financial statements.

GOLDEN STAR ACQUISITION CORPORATION

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

For the year ended December 31, 2023

					Total
			Additional		Shareholders’
	Ordinary Shares		Paid-In	Accumulated	Equity
	Shares	Amount	Capital	Deficit	(Deficit)
Balance at January 1, 2023	1,725,000	$1,725	$23,275	$(23,100)	$1,900
Sales of ordinary shares and over-allotment	6,900,000	6,900	68,993,100	-	69,000,000
Underwriters’ compensation	-	-	(3,105,000)	-	(3,105,000)
Offering costs	-	-	(647,890)	-	(647,890)
Sale of shares to sponsor in private placement	307,000	307	3,069,693	-	3,070,000
Ordinary shares subject to possible redemption	(6,900,000)	(6,900)	(55,933,602)	-	(55,940,502)
Allocation of offering costs related to redeemable shares	-	-	3,042,588	-	3,042,588
Accretion for redeemable shares to redemption value	-	-	(15,442,164)	(1,349,922)	(16,792,086)
Subsequent measurement of ordinary shares subject to redemption (interest and dividends earned on Trust Account)	-	-	-	(2,357,323)	(2,357,323)
Net income	-	-	-	1,499,586	1,499,586
Balance at December 31, 2023	2,032,000	$2,032	$-	$(2,230,759)	$(2,228,727)

For the year ended December 31, 2022

			Additional		Total
	Ordinary Shares		Paid-In	Accumulated	Shareholders’
	Shares	Amount	Capital	Deficit	Equity
Balance at January 1, 2022(1)	1,725,000	$1,725	$23,275	$(17,400)	$7,600
Net loss	-	-	-	(5,700)	(5,700)
Balance at December 31, 2022	1,725,000	$1,725	$23,275	$(23,100)	$1,900

(1)	On December 14, 2022, the Sponsor surrendered 1,150,000 shares for no consideration. All share amounts and related information have been retroactively restated to reflect the share surrender.

The accompanying notes are an integral part of the financial statements.

GOLDEN STAR ACQUISITION CORPORATION

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Cash flows from operating activities:
Net income (loss)	$1,499,586	$(5,700)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Amortization of prepaid expenses	236,667
Net changes in operating assets and liabilities:
Deferred offering costs	-	(114,708)
Interest and dividends earned in Trust Account	(2,357,523)	-
Prepaid expenses	(283,542)	-
Due to (from) Sponsor	331,121	(2,300)
Accrued offering costs	-	(40,390)
Accrued liabilities	198,106	4,700
Net cash used in operating activities	(375,385)	(158,398)

Cash flows from investing activities:
Investment of cash in Trust Account	(70,355,085)	-
Cash withdrawn from Trust Account for working capital purposes	672,585	-
Net cash used in investing activities	(69,682,500)	-

Cash flows from financing activities:
Proceeds from promissory note – Sponsor	200,000	175,000
Repayment of promissory note – Sponsor	(500,000)	-
Proceeds from sales of private placement units	3,070,000	-
Proceeds from sales of public offering units	69,000,000	-
Payment of offering costs	(1,749,538)	-
Net cash provided by financing activities	70,020,462	175,000

Net (decrease) increase in cash in escrow	(37,423)	16,602
Cash in escrow at beginning of period	37,423	20,821
Cash in escrow at end of period	$-	$37,423

Supplemental disclosure of non-cash investing and financing activities:
Deferred underwriting compensation	$1,725,000	$-
Initial value of ordinary share subject to possible redemption	$55,940,502	$-
Reclassification of offering costs related to public shares	$(3,042,588)	$-
Change in value of ordinary shares subject to redemption	$16,792,086	$-
Subsequent measurement of ordinary shares subject to redemption (interest and dividends earned on Trust Account)	$2,357,323	$-
Deferred offering costs included in accrued offering costs	$-	$10,475

The accompanying notes are an integral part of the financial statements.

GOLDEN STAR ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Golden Star Acquisition Corporation (“Golden Star” or the “Company”) is a blank check company incorporated in the Cayman Islands on July 9, 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses (“Business Combination”).

Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on businesses that have a connection to the Asian market. The Company is an early stage and emerging growth company and, as such, the Company is subject to all the risks associated with early stage and emerging growth companies.

The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the initial public offering (the “IPO”). The Company has selected December 31 as its fiscal year-end.

The registration statement for the Company’s IPO was declared effective on May 1, 2023. On May 4, 2023, the Company consummated the IPO of 6,000,000 units (“Units” and, with respect to the Ordinary Shares included in the Units being offered, the “Public Shares”) at $10.00 per Unit, generating gross proceeds of $60,000,000 which is described in Note 3. On the closing date, the underwriter purchased an additional 900,000 Units at $10.00 per Unit pursuant to the exercise of the over-allotment option, generating additional gross proceeds to the Company of $9,000,000. Simultaneously with the closing of the IPO, the Company consummated the Private Placement of an aggregate of 307,000 units to the Sponsor at a purchase price of $10.00 per Private Placement Unit (the “Private Units”), generating gross proceeds to the Company in the amount of $3,070,000 (See Note 4).

Offering costs amounted to $3,752,890 consisting of $1,380,000 of underwriting fees, $1,725,000 of deferred underwriting commissions (which are held in the Trust Account as defined below), and $647,890 of other offering costs. As described in Note 6, the $1,725,000 of deferred underwriting commissions is contingent upon the consummation of a Business Combination, subject to the terms of the underwriting agreement.

On September 16, 2023, Golden Star entered into a Merger Agreement with Gamehaus Inc., Gamehaus Holdings Inc. (“Pubco”), and their wholly owned subsidiaries for a business combination. The merger involves multiple steps and will result in the cancellation and conversion of various shares into Pubco’s Class A and Class B Ordinary Shares. After the closing of the transactions contemplated by the Merger Agreement (the “Closing”), Golden Star will become a wholly owned subsidiary of Pubco. The deal is expected to close in the first half of 2024, subject to various conditions, including shareholder approvals and regulatory clearances. Additionally, related agreements such as the Shareholder Support Agreement, Founder Lock-Up Agreement, Seller Lock-Up Agreement, and Registration Rights Agreements have been executed. A press release announcing the merger agreement was also issued.

Upon the Closing, after giving effect to the redemption and any PIPE investment that has been funded prior to or at the Closing, if any, the combined entity shall have net tangible assets of at least $5,000,001.

The Trust Account

As of May 4, 2023, a total of $70,337,513 of the net proceeds from the IPO and the Private Placement transaction completed with the Sponsor, was deposited in a trust account (the “Trust Account”) established for the benefit of the Company’s public shareholders with Wilmington Trust, National Association, acting as trustee. The amount of funds currently in the Trust Account in excess of $69,690,000 and the related interest and dividends earned that are subject to redemption is available to the Company for use as its working capital.

The funds held in the Trust Account will be invested only in United States government treasury bills, bonds or notes having a maturity of 185 days or less, or in money market funds meeting the applicable conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and that invest solely in United States government treasuries. Except with respect to interest and dividends earned on the funds held in the Trust Account that may be released to the Company to pay income or other tax obligations, the proceeds will not be released from the Trust Account until the earlier of the completion of a Business Combination or the Company’s liquidation.

As of December 31, 2023 and December 31, 2022, the Company had $72,039,823 and nil marketable securities held in Trust Account, respectively, and there was a $7,500 overdraft of the available working capital not subject to redemption.

Going Concern Consideration

As of December 31, 2023, the Company had working capital deficit of $503,727 including a $7,500 overdraft of the available cash held in the Trust Account for marketable securities, which indicated a lack of liquidity it needed to sustain operations for a reasonable period of time, which was considered to be one year from the issuance date of the financial statements.

The Company has incurred and expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. These conditions raise substantial doubt about the Company’s ability to continue as a going concern one year from the issuance date of the financial statements. In order to finance transaction cost in connection a Business Combination, the Sponsor or an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, provide the Company related party loans. On July 28, 2023, the Company has secured additional funding of up to $500,000 from the Sponsor through the issuance of a promissory note which will be matured upon the consummation of the initial business combination (see Note 6). There is no assurance that the Company’s plans to consummate a Business Combination will be successful within the Prescribed Time Frame. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements — Going Concern,” management has determined that mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements.

NOTE 2. REVISION OF PRIOR PERIOD FINANCIAL INFORMATION

In connection with the preparation of the financial statement for the year ended December 31, 2023, management of the Company identified that cash held in Trust Account (marketable securities held in Trust Account) and deferred underwriting commissions were improperly classified as current assets and current liabilities instead of noncurrent assets and noncurrent liabilities, respectively. In accordance with FASB ASC Topic 210 Balance Sheet, the funds held in the Trust Account should not be classified as current assets as it will be used for other than current operation purposes, and deferred offering commissions should not be classified as current liabilities as it will be settled out of the funds held in the Trust Account. Although the misclassification had no impact to the comparative balance sheet as of December 31, 2022 including beginning accumulated deficit, and no impact to net income or loss as well as net cash flows of the current year, it impacted and requires adjustments to balance sheet line items of the prior period interim financial statements of the current year included in the last two filings of Form 10-Q, and the closing balance sheet as of May 4, 2023 included in the Current Report on Form 8-K.

The following table illustrates the impact of the revision of the cash held in Trust Account (marketable securities held in Trust Account) and deferred underwriting commissions on the audited balance sheet as of May 4, 2023, and the unaudited balance sheets as of June 30, 2023 and September 30, 2023, respectively. The adjustments will not affect total assets and total liabilities on each of the revised balance sheets.

Balance Sheet as of May 4, 2023

	As Previously Reported	Adjustment	As Revised
Current assets:
Cash held in trust account	$70,337,518	$(70,337,518)	$-
Total current assets	70,337,518	(70,337,518)	-
Noncurrent assets:
Cash held in trust account	-	70,337,518	70,337,518
Total noncurrent assets	-	70,337,518	70,337,518

Current liabilities:
Deferred underwriting commissions	$1,725,000	$(1,725,000)	$-
Total current liabilities	2,028,810	(1,725,000)	303,810
Noncurrent liabilities:
Deferred underwriting commissions	-	1,725,000	1,725,000
Total noncurrent liabilities	-	1,725,000	1,725,000

Balance Sheet as of June 30, 2023

	As Previously Reported	Adjustment	As Revised
Current assets:
Marketable securities held in Trust Account	$70,235,068	$(70,235,068)	$-
Total current assets	70,482,936	(70,235,068)	247,868
Noncurrent assets:
Marketable securities held in Trust Account	-	70,235,068	70,235,068
Total noncurrent assets	-	70,235,068	70,235,068

Current liabilities:
Deferred underwriting commissions	$1,725,000	$(1,725,000)	$-
Total current liabilities	1,834,937	(1,725,000)	109,937
Noncurrent liabilities:
Deferred underwriting commissions	-	1,725,000	1,725,000
Total noncurrent liabilities	-	1,725,000	1,725,000

Balance Sheet as of September 30, 2023

	As Previously Reported	Adjustment	As Revised
Current assets:
Marketable securities held in Trust Account	$71,086,492	$(71,086,492)	$-
Total current assets	71,182,926	(71,086,492)	96,434
Noncurrent assets:
Marketable securities held in Trust Account	-	71,086,492	71,086,492
Total noncurrent assets	-	71,086,492	71,086,492

Current liabilities:
Deferred underwriting commissions	$1,725,000	$(1,725,000)	$-
Total current liabilities	2,083,948	(1,725,000)	358,948
Noncurrent liabilities:
Deferred underwriting commissions	-	1,725,000	1,725,000
Total noncurrent liabilities	-	1,725,000	1,725,000

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. Dollars and conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholders’ approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Accordingly, the actual results could differ significantly from those estimates.

Cash in Escrow

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2023 and 2022. The Company had cash held in escrow of nil and $37,423 as of December 31, 2023 and 2022, respectively.

Marketable Securities Held in Trust Account

The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest and dividends earned on marketable securities held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information. As of December 31, 2023 and December 31, 2022, the Company had $72,039,823 and nil marketable securities held in Trust Account, respectively, and there was a $7,500 overdraft of the available working capital not subject to redemption. The available working capital held in Trust Account was the excess amount over $69,690,000 from IPO and any interest and dividends earned which are subject to redemption.

During the year ended December 31, 2023, interest and dividends earned from the Trust Account amounted to $2,357,323, of which $2,039,660 were reinvested in the Trust Account, $317,663 was accrued income on investments held in the Trust Account.

During the year ended December 31, 2022, no balance of marketable securities and no related investment income as the account had not opened.

Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A – “Expenses of Offering”. Offering costs consisted of principally of professional and registration fees incurred that were directly related to the Initial Public Offering. Upon completion of the Initial Public Offering, offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to the Rights were charged to the shareholders’ equity. Offering costs allocated to the ordinary shares were charged against the carrying value of ordinary shares subject to possible redemption upon the completion of the Initial Public Offering.

Income Taxes

The Company complies with the accounting and reporting requirements Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits as of December 31, 2023 and 2022, and no amounts were accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals, or material deviation from its position.

The Company may be subject to potential examination by foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.

On August 16, 2022, the U.S. Government enacted legislation commonly referred to as the Inflation Reduction Act. The main provisions of the Inflation Reduction Act (the “IR Act”) that we anticipate may impact us is a 1% excise tax on share repurchases. Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Because there is possibility that the Company may acquire a U.S. domestic corporation or engage in a transaction in which a domestic corporation becomes parent or affiliate to the Company and the Company may become a “covered corporation” as a listed Company in Nasdaq. The management team has evaluated the IR Act as of December 31, 2023 and does not believe it would have a material effect on the Company, and will continue to evaluate its impact.

Ordinary Shares Subject to Possible Redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid-in capital and accumulated deficit if additional paid in capital equals to zero. The interest and dividends earned by the marketable security held in trust, and the extension fee invest into the marketable security held in trust, were also recognizes in redemption value against additional paid-in capital and accumulated deficit immediately. The proceeds on the deposit in the Trust account, including interest (which interest shall be net of taxes payable, and less up to $50,000 of interest to pay dissolution expenses) will be used to fund the redemption of the public shares.

Net Income (Loss) Per Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net income (loss) less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the ordinary shares subject to possible redemption was considered to be dividends paid to the public shareholders.

The calculation of diluted net income (loss) per ordinary shares and related weighted average of the ordinary shares does not consider the effect of the rights issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the rights are contingent upon the occurrence of future events. As of December 31, 2023, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares in the earnings of the Company. As a result, diluted net income (loss) per ordinary shares is the same as basic net income (loss) per ordinary share for the periods presented.

The net income (loss) per share presented in the statements of operations is based on the following:

	For the year ended of December 31, 2023	For the year ended of December 31, 2022
Net income (loss)	$1,499,586	$(5,700)
Less: remeasurement to redemption value	(16,792,086)	-
Less: Interest and dividends earned in Trust Account to be allocated to redeemable shares	(2,357,323)	-
Net loss excluding investment income in Trust Account	$(17,649,823)	$(5,700)

	For the year ended December 31, 2023		For the year ended December 31, 2022
	Non- redeemable shares	Redeemable shares	Non- redeemable shares	Redeemable shares
Basic and Diluted net income (loss) per share:
Numerators:
Allocation of net losses	$(5,247,650)	$(12,402,173)	$(5,700)	$-
Accretion of temporary equity	-	16,792,086	-
Accretion of temporary equity- investment income earned	-	2,357,323	-	-
Allocation of net income (loss)	$(5,247,650)	$6,747,236	$(5,700)	$-
Denominators:
Weighted-average shares outstanding	1,927,704	4,555,890	1,725,000	-
Basic and diluted net income (loss) per share	$(2.72)	$1.48	$(0.00)	$-

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account held in escrow. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Recently Issued Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 4. INITIAL PUBLIC OFFERING

On May 4, 2023, the Company sold 6,900,000 Units (including the issuance of 900,000 Units as a result of the underwriter’s full exercise of the over-allotment) at a price of $10.00 per Unit, generating gross proceeds of $69,000,000 related to the IPO. Each Unit consists of one Ordinary Share and one right to receive two-tenths (2/10) of an Ordinary Share upon the consummation of an Initial Business Combination. Each five rights entitle the holder thereof to receive one Ordinary Share at the closing of a Business Combination. No fractional shares will be issued.

At December 31, 2023, the ordinary shares reflected in the balance sheet are reconciled in the following table:

Gross proceeds from Public Shares	$69,000,000
Less:
Proceeds allocated to public rights	(13,059,498)
Allocation of offering costs related to ordinary shares	(3,042,588)
Plus:
Accretion of carrying value to redemption value	16,792,086
Subsequent measurement of ordinary shares subject to possible redemption (interest and dividends earned on Trust Account)	2,357,323
Ordinary shares subject to possible redemption (plus any interest and dividends earned on the Trust Account)	$72,047,323

NOTE 5. PRIVATE PLACEMENT

Concurrently with the closing of the IPO, the Sponsor purchased an aggregate of 307,000 Private Units at a price of $10.00 per Private Unit for an aggregate purchase price of $3,070,000 in a Private Placement. The Private Units are identical to the Public Units except with respect to certain registration rights and transfer restrictions. The proceeds from the Private Units were added to the proceeds from the IPO to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

NOTE 6. RELATED PARTY TRANSACTIONS

Founder Shares

On September 17, 2021, the Company issued 2,875,000 founder shares to the Sponsor (“Founder Shares”) for $25,000. On December 14, 2022, the Sponsor surrendered 1,150,000 shares for no consideration. All share amounts and related information have been retroactively restated to reflect the share surrender (see Note 8). As a result of such share surrender, the Sponsor of the Company held 1,725,000 Founder Shares as of December 31, 2022, which include an aggregate of up to 225,000 Ordinary Shares subject to forfeiture to the extent that the underwriters’ over-allotment was not exercised in full or in part.

Since the underwriters exercised the over-allotment in full at the closing of the IPO on May 4, 2023, no Founder Shares are subject to forfeiture.

Administrative Services Agreement

The Company entered into an administrative services agreement, commencing on May 1, 2023, through the earlier of the Company’s consummation of a Business Combination or its liquidation, to pay to the Sponsor a total of $10,000 per month for office space, secretarial and administrative services provided to members of the Company’s management team. For the year ended December 31, 2023, the Company incurred $79,032 in fees for these services and remain unpaid which was included as accrued liabilities as of December 31, 2023.

Promissory Note — Sponsor

On August 11, 2021, the Company issued an unsecured promissory note to the Sponsor which was later amended on January 12, 2022 and January 4, 2023. Pursuant to the promissory note and its amendments (the “Promissory Note”), the Company may borrow up to an aggregate principal amount of $500,000, which is non-interest bearing and payable on the earlier of (i) December 31, 2023 or (ii) the consummation of the IPO. On April 6, 2023, the Company transferred all of the cash balance of $181,573 in the escrow account to the Sponsor, which was deemed to be a partial repayment of the principal owed under the Promissory Note. On May 4, 2023, the remaining balance was fully repaid upon the consummation of the IPO. As of December 31, 2023 and 2022, the Company had borrowed an aggregate amount of nil and $300,000, respectively, evidenced by the Promissory Note.

On July 28, 2023, the Company issued an unsecured promissory note to the Sponsor. Pursuant to the promissory note (the “Second Promissory Note”), the Company may borrow up to an aggregate principal amount of $500,000, which is non-interest bearing and payable upon the consummation of the Company’s initial Business Combination. The Second Promissory Notes have no conversion feature, and no collateral. The Sponsor waives any and all right, title, interest or claim of any kind in or to any distribution of or from the Trust Account, and agrees not to seek resources, reimbursement, payment or satisfaction for any claim against the Trust Account for any reason whatsoever. As of December 31, 2023, the Company had borrowed an aggregate amount of nil regarding to the Second Promissory Note.

Due from and due to Sponsor

The balance of $2,300 due from Sponsor as of December 31, 2022 was fully repaid. As of December 31, 2023, there was no balance due from Sponsor.

For the year ended December 31, 2023, the Sponsor paid operating expenses on behalf of the Company in the amount of $328,821. The payments made by the Sponsor were not considered as drawdown of the Second Promissory Note. As of December 31, 2023 and 2022, the balance due to Sponsor was $328,821 and nil , respectively.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the Republic of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Recently in October 2023, the military conflict between Israel and militant groups led by Hamas has also caused uncertainty in the global markets. As of the date of the financial statements, the full impact of the war between Russia and Ukraine, the war between Israel and Hamas, and related global economic disruptions on our financial condition and results of operations as well as the consummation of our business combination remains uncertain. The management will continuously evaluate the effect to the Company.

Registration Rights

The holders of the founder shares and private placement units will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the IPO. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company engaged Ladenburg Thalmann & Co. Inc. as its underwriter. The Company granted the underwriter a 45-day option to purchase up to 900,000 additional Units to cover over-allotments at $10.00 per Unit, less the underwriting discounts and commissions. On May 4, 2023, the underwriters exercised the over-allotment in full.

On May 4, 2023, the Company paid a cash underwriting commission of 2.0% of the gross proceeds of the IPO, or $1,380,000.

The underwriters are entitled to a deferred underwriting commission of 2.5% of the gross proceeds of the IPO, or $1,725,000, which will be paid from the funds held in the Trust Account upon completion of the Company’s initial Business Combination subject to the terms of the underwriting agreement.

Professional Fee

The Company agrees to pay its legal counsel a total of $400,000 for the professional services in connection with the Company’s business combination. The retainer of $100,000 was paid in June 2023, and the service fee of $150,000 due upon execution of the Merger Agreement and filing of the registration statement was paid in November, 2023. The remaining $150,000 shall be payable at the closing of the business combination.

NOTE 8. SHAREHOLDERS’ EQUITY

Ordinary Shares — The Company is authorized to issue 50,000,000 ordinary shares, with a par value of $0.001 per share. Holders of the ordinary shares are entitled to one vote for each ordinary share. At December 31, 2022, there was 1,725,000 Ordinary Shares issued and outstanding, of which 225,000 were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full, so that the Sponsor will own 20% of the issued and outstanding shares after the IPO (see Note 6). On May 4, 2023, the underwriter fully exercised the over-allotment option, as such there are no ordinary shares subject to forfeiture.

On May 4, 2023, the Company issued 307,000 shares to the Sponsor upon the completion of the Private Placement (see Note 5). As of December 31, 2023, there was 2,032,000 Ordinary Shares issued and outstanding.

The 6,900,000 Ordinary Shares issued in the IPO subject to possible redemption are excluded from the shareholders’ equity.

Rights — Except in cases where the Company is not the surviving Company in a business combination, the holders of the rights will automatically receive 2/10 of an Ordinary Share upon consummation of the Company’s initial business combination. In the event the Company will not be the surviving company upon completion of the initial business combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the 2/10 of an Ordinary Share underlying each right upon consummation of the business combination. As of December 31, 2023, no rights had been converted into Ordinary Shares.

NOTE 9. FAIR VALUE MEASUREMENTS

The Company complies with ASC 820, “Fair Value Measurements”, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. ASC 820 determines fair value to be the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2023, assets held in the Trust Account were entirely comprised of marketable securities.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2023 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

Assets as of December 31, 2023	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Marketable Securities held in Trust Account	$72,039,823	$-	$-

At December 31, 2022, the Company did not have any assets measured at fair value on a recurring basis.

NOTE 10. SUBSEQUENT EVENTS

The Company has evaluated all events or transactions that occurred up to March 29, 2024, the date the financial statements were issued, except as disclosed below and elsewhere in the notes to the financial statements, no other subsequent events were identified that would have required adjustment or disclosure in the financial statements:

Subsequent to December 31, 2023, the Company drew down $460,000 from the Second Promissory Note to pay the extension contribution of $230,000 each for February 2024 and March 2024, respectively. The full amounts were deposited into the Trust Account immediately.

Subsequent to December 31, 2023, the Sponsor paid a total of $276,026 operating expenses on behalf of the Company. The payment by the Sponsor was not considered as a drawdown of the Second Promissory Note. As of March 29, 2024, the total amount due to Sponsor was $604,847.

GOLDEN STAR ACQUISITION CORPORATION

BALANCE SHEETS

(UNAUDITED)

	September 30, 2024	December 31, 2023
Assets
Current assets:
Prepaid expenses	$129,500	$46,875
Total current assets	129,500	46,875
Noncurrent assets:
Marketable securities held in Trust Account	27,831,371	72,039,823
Total noncurrent assets	27,831,371	72,039,823
Total assets	$27,960,871	$72,086,698

Liabilities and shareholders’ deficit
Current liabilities:
Accrued liabilities	$680,201	$214,281
Due to Sponsor	850,992	328,821
Other payable	106,250	-
Promissory note payable to Sponsor	928,204	-
Total current liabilities	2,565,647	543,102
Noncurrent liabilities:
Deferred underwriting commissions	1,725,000	1,725,000
Total noncurrent liabilities	1,725,000	1,725,000
Total liabilities	4,290,647	2,268,102

Commitments and contingencies (Note 6)	-	-

Ordinary shares subject to possible redemption, 2,502,021 and 6,900,000 shares at redemption value of $11.12 and $10.44 per share, respectively, including interest and dividends earned in Trust Account	27,823,892	72,047,323

Shareholders’ deficit:
Ordinary shares, $0.001 par value; 50,000,000 shares authorized; and 2,032,000 shares issued and outstanding at September 30, 2024 and December 31, 2023, respectively	2,032	2,032
Additional paid-in capital	-	-
Accumulated deficit	(4,155,700)	(2,230,759)
Total shareholders’ deficit	(4,153,668)	(2,228,727)
Total liabilities and shareholders’ deficit	$27,960,871	$72,086,698

The accompanying notes are an integral part of the unaudited financial statements.

GOLDEN STAR ACQUISITION CORPORATION

STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the three months ended September 30, 2024	For the three months ended September 30, 2023	For the nine months ended September 30, 2024	For the nine months ended September 30, 2023
Operating expenses:
Formation and operational costs	$207,994	$458,376	$996,737	$634,097
Loss from operations	(207,994)	(458,376)	(996,737)	(634,097)

Other income:
Interest and dividends earned in trust account	456,069	909,355	2,195,300	1,414,065
Total other income	456,069	909,355	2,195,300	1,414,065

Income before income taxes	248,075	450,979	1,198,563	779,968

Income tax expense	-	-	-	-
Net income	$248,075	$450,979	$1,198,563	$779,968

Basic and diluted weighted average shares outstanding
Redeemable ordinary shares, basic and diluted	2,593,370	6,900,000	4,929,545	3,765,934
Non-redeemable ordinary shares, basic and diluted	2,032,000	2,032,000	2,032,000	1,892,557

Redeemable ordinary shares, basic and diluted net income per share	$0.16	$0.08	$0.36	$1.75
Non-redeemable ordinary shares, basic and diluted net loss per share	$(0.08)	$(0.05)	$(0.28)	$(3.08)

The accompanying notes are an integral part of the unaudited financial statements.

GOLDEN STAR ACQUISITION CORPORATION

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(UNAUDITED)

For the three and nine months ended September 30, 2024

	Ordinary Shares		Additional Paid-In	Accumulated	Total Shareholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance at January 1, 2024	2,032,000	$2,032	$-	$(2,230,759)	$(2,228,727)
Subsequent measurement of ordinary shares subject to redemption (interest and dividends earned on trust account)				(934,316)	(934,316)
Subsequent measurement of ordinary shares subject to redemption (additional funding for business combination extension)				(460,000)	(460,000)
Net income			-	356,169	356,169
Balance at March 31, 2024	2,032,000	$2,032	$-	$(3,268,906)	$(3,266,874)
Subsequent measurement of ordinary shares subject to redemption (interest and dividends earned on trust account)				(804,915)	(804,915)
Subsequent measurement of ordinary shares subject to redemption (additional funding for business combination extension)				(318,204)	(318,204)
Net income	-	-	-	594,319	594,319
Balance at June 30, 2024	2,032,000	$2,032	$-	$(3,797,706)	$(3,795,674)
Subsequent measurement of ordinary shares subject to redemption (interest and dividends earned on trust account)				(456,069)	(456,069)
Subsequent measurement of ordinary shares subject to redemption (additional funding for business combination extension)				(150,000)	(150,000)
Net income	-	-	-	248,075	248,075
Balance at September 30, 2024	2,032,000	$2,032	$-	$(4,155,700)	$(4,153,668)

For the three and nine months ended September 30, 2023

	Ordinary Shares		Additional Paid-In	Accumulated	Total Shareholders’ Equity
	Shares	Amount	Capital	Deficit	(Deficit)
Balance at January 1, 2023	1,725,000	$1,725	$23,275	$(23,100)	$1,900
Net loss	-	-	-	(1,850)	(1,850)
Balance at March 31, 2023	1,725,000	$1,725	$23,275	$(24,950)	$50
Sales of ordinary shares and over-allotment	6,900,000	6,900	68,993,100	-	69,000,000
Underwriters’ compensation	-	-	(3,105,000)	-	(3,105,000)
Offering costs	-	-	(647,890)	-	(647,890)
Sale of shares to sponsor in private placement	307,000	307	3,069,693	-	3,070,000
Ordinary shares subject to possible redemption	(6,900,000)	(6,900)	(55,933,602)	-	(55,940,502)
Allocation of offering costs related to redeemable shares	-	-	3,042,588	-	3,042,588
Accretion for redeemable shares to redemption value	-	-	(15,442,164)	(1,349,922)	(16,792,086)
Subsequent measurement of ordinary shares subject to redemption (interest and dividends earned in Trust Account)			-	(504,710)	(504,710)
Net income	-	-	-	330,839	330,839
Balance at June 30, 2023	2,032,000	$2,032	$-	$(1,548,743)	$(1,546,711)
Subsequent measurement of ordinary shares subject to redemption (interest and dividends earned on trust account)				(909,355)	(909,355)
Net income	-	-	-	450,979	450,979
Balance at September 30, 2023	2,032,000	$2,032	$-	$(2,007,119)	$(2,005,087)

The accompanying notes are an integral part of the unaudited financial statements.

GOLDEN STAR ACQUISITION CORPORATION

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the nine months ended September 30, 2024	For the nine months ended September 30, 2023
Cash flows from operating activities:
Net income	$1,198,563	$779,968
Adjustments to reconcile net income to net cash used in operating activities:
Net changes in operating assets & liabilities:
Interest and dividends earned in Trust Account	(2,195,300)	(1,414,065)
Prepaid expenses	(82,625)	(96,434)
Due to Sponsor	507,192	91,388
Other payable	106,250	-
Accrued liabilities	465,920	253,685
Net cash used in operating activities	-	(385,458)

Cash flows from investing activities:
Investment of cash in trust account	(928,204)	(70,337,512)
Cash withdrawn from trust account to redeem Public Shares	47,346,935	-
Cash withdrawn from trust account for working capital purpose	-	665,085
Net cash provided by (used in) investing activities	46,418,731	(69,672,427)

Cash flows from financing activities:
Proceeds from promissory note – sponsor	928,204	200,000
Redemption of Public Shares	(47,346,935)	-
Payment of promissory note - sponsor	-	(500,000)
Proceeds from sale of private placement units	-	3,070,000
Proceeds from sales of public offering units	-	69,000,000
Payment of offering costs	-	(1,749,538)
Net cash (used in) provided by financing activities	(46,418,731)	70,020,462

Net increase in cash in escrow	-	(37,423)
Cash in escrow at beginning of period	-	37,423
Cash in escrow at end of period	$-	$-

Supplemental disclosure of non-cash investing and financing activities
Deferred offering costs included in accrued liabilities	$-	$1,725,000
Initial value of ordinary value share subject to possible redemption	$-	$55,940,502
Reclassification of offering costs related to public shares	$-	$(3,042,588)
Change in value of ordinary shares subject to redemption	$-	$16,792,086
Subsequent measurement of ordinary shares subject to redemption (interest and dividends earned on trust account and additional funding for business combination extension)	$3,123,504	$1,414,065

The accompanying notes are an integral part of the unaudited financial statements.

GOLDEN STAR ACQUISITION CORPORATION

UNAUDITED NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Golden Star Acquisition Corporation (“Golden Star” or the “Company”) is a blank check company incorporated in the Cayman Islands on July 9, 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses (“Business Combination”).

Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on businesses that have a connection to the Asian market. The Company is an early stage and emerging growth company and, as such, the Company is subject to all the risks associated with early stage and emerging growth companies.

The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the initial public offering (the “IPO”). The Company has selected December 31 as its fiscal year-end.

The registration statement for the Company’s IPO was declared effective on May 1, 2023. On May 4, 2023, the Company consummated the IPO of 6,000,000 units (“Units” and, with respect to the Ordinary Shares included in the Units being offered, the “Public Shares”) at $10.00 per Unit, generating gross proceeds of $60,000,000 which is described in Note 3. On the closing date, the underwriter purchased an additional 900,000 Units at $10.00 per Unit pursuant to the exercise of the over-allotment option, generating additional gross proceeds to the Company of $9,000,000. Simultaneously with the closing of the IPO, the Company consummated the Private Placement of an aggregate of 307,000 units to G-Star Management Corporation (the “Sponsor”) at a purchase price of $10.00 per Private Placement Unit (the “Private Units”), generating gross proceeds to the Company in the amount of $3,070,000 (See Note 4).

Offering costs amounted to $3,752,890 consisting of $1,380,000 of underwriting fees, $1,725,000 of deferred underwriting commissions (which are held in the Trust Account as defined below), and $647,890 of other offering costs. As described in Note 6, the $1,725,000 of deferred underwriting commissions is contingent upon the consummation of a Business Combination, subject to the terms of the underwriting agreement.

On September 16, 2023, Golden Star entered into a Merger Agreement with Gamehaus Inc., Gamehaus Holdings Inc. (“Pubco”), and their wholly owned subsidiaries for a business combination. The merger involves multiple steps and will result in the cancellation and conversion of various shares into Pubco’s Class A and Class B Ordinary Shares. After the closing of the transactions contemplated by the Merger Agreement (the “Closing”), Golden Star will become a wholly owned subsidiary of Pubco. The deal is expected to close in the first half of 2024, subject to various conditions, including shareholder approvals and regulatory clearances. Additionally, related agreements such as the Shareholder Support Agreement, Founder Lock-Up Agreement, Seller Lock-Up Agreement, and Registration Rights Agreements have been executed. A press release announcing the merger agreement was also issued.

Upon the Closing, after giving effect to the redemption and any PIPE investment that has been funded prior to or at the Closing, if any, the combined entity shall have net tangible assets of at least $5,000,001.

On April 1, 2024, the Company held an extraordinary general meeting (“First Extraordinary General Meeting”) and approved to change the monthly extension contribution paid by the Sponsor (or its designee) to extend the deadline for completing the initial Business Combination from $0.033 per outstanding public share, or in total $230,000 per month into $0.02 per outstanding public share, or in total $106,068 per month by the 4th of each month (the “Amended Monthly Extension Fee”) commencing April 4, 2024.

On July 3, 2024, the Company held an extraordinary general meeting (“Second Extraordinary General Meeting”) and approved to the reduction of the monthly extension contribution paid by the Sponsor (or its designee) to extend the deadline for completing the initial Business Combination to the lesser of $0.02 per outstanding public share, or in total $50,000 per month commencing July 4, 2024.

The Trust Account

As of May 4, 2023, a total of $70,337,513 of the net proceeds from the IPO and the Private Placement transaction completed with the Sponsor, was deposited in a trust account (the “Trust Account”) established for the benefit of the Company’s public shareholders with Wilmington Trust, National Association, acting as trustee. The amount of funds currently in the Trust Account in excess of $69,690,000 and the related interest and dividends earned that are subject to redemption is available to the Company for use as its working capital.

The funds held in the Trust Account will be invested only in United States government treasury bills, bonds or notes having a maturity of 185 days or less, or in money market funds meeting the applicable conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and that invest solely in United States government treasuries. Except with respect to interest and dividends earned on the funds held in the Trust Account that may be released to the Company to pay income or other tax obligations, the proceeds will not be released from the Trust Account until the earlier of the completion of a Business Combination or the Company’s liquidation.

In connection with the First and Second Extraordinary General Meeting held on April 1, 2024, and July 3, 2024, holders of 1,596,607 and 2,801,372 ordinary shares of the Company properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.60 and $10.86 per share, for an aggregate redemption of approximately $16,924,034 and $30,422,901, respectively. The redemption payments were settled in May 2024 and July 2024 respectively.

As of September 30, 2024 and December 31, 2023, the Company had $27,831,371 and $72,039,823 marketable securities held in Trust Account, respectively, and there was a $7,479 and $(7,500) overdraft of the available working capital not subject to redemption.

Going Concern Consideration

As of September 30, 2024, the Company had working capital deficit of $2,428,668 including $7,479 of the available cash held in the Trust Account for marketable securities, which indicated a lack of liquidity it needed to sustain operations for a reasonable period of time, which was considered to be one year from the issuance date of the unaudited financial statements.

The Company has incurred and expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. These conditions raise substantial doubt about the Company’s ability to continue as a going concern one year from the issuance date of the unaudited financial statements. In order to finance transaction cost in connection a Business Combination, the Sponsor or an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, provide the Company related party loans. On July 28, 2023, the Company has secured additional funding of up to $500,000 from the Sponsor through the issuance of a promissory note which were amended on April 1, 2024 with increased funding up to $1,000,000 (see Note 5). There is no assurance that the Company’s plans to consummate a Business Combination will be successful within the Prescribed Time Frame. The unaudited financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements — Going Concern,” management has determined that mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time, which is considered to be one year from the issuance date of the unaudited financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements are presented in U.S. Dollars and conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The accompanying unaudited financial statements as of September 30, 2024, and for the three months and nine months ended September 30, 2024 have been prepared in accordance with U.S. GAAP for interim financial information and Article 8 of Regulation S-X. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the nine months ended September 30, 2024 are not necessary indicative of the results that may be expected for the period ending December 31, 2024, or any future period. These unaudited financial statements should be read in conjunction with the Company’s audited financial statements and the notes thereto as of and for the year ended December 31, 2023, which are included in the annual report on Form 10-K filed on March 29, 2024.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholders’ approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Accordingly, the actual results could differ significantly from those estimates.

Cash in Escrow

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash held in escrow and cash equivalents as of September 30, 2024 and December 31, 2023, respectively.

Marketable Securities Held in Trust Account

The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest and dividends earned on marketable securities held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information. As of September 30, 2024 and December 31, 2023, the Company had $27,831,371 and $72,039,823 marketable securities held in Trust Account, with a $7,479 and $(7,500) overdraft of the available working capital not subject to redemption, respectively. The available working capital held in Trust Account was the excess amount over $69,690,000 from IPO and any interest and dividends earned which are subject to redemption.

During the nine months ended September 30, 2024 and 2023, interest and dividends earned from the Trust Account amounted to $2,195,300 and 1,414,065, of which $2,089,065 and $1,112,096 were reinvested in the Trust Account, $106,235 and $301,964 was accrued income on investments held in the Trust Account.

During the three months ended September 30, 2024 and 2023, interest and dividends earned from the Trust Account amounted to $456,069 and $909,355, of which $349,834 and $607,391 were reinvested in the Trust Account, $106,235 and $301,964 was accrued income on investments held in the Trust Account.

Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A – “Expenses of Offering”. Offering costs consisted of principally of professional and registration fees incurred that were directly related to the Initial Public Offering. Upon completion of the Initial Public Offering, offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to the Rights were charged to the shareholders’ equity. Offering costs allocated to the ordinary shares were charged against the carrying value of ordinary shares subject to possible redemption upon the completion of the Initial Public Offering.

Income Taxes

The Company complies with the accounting and reporting requirements Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits as of September 30, 2024 and December 31, 2023, and no amounts were accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals, or material deviation from its position.

The Company may be subject to potential examination by foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.

On August 16, 2022, the U.S. Government enacted legislation commonly referred to as the Inflation Reduction Act. The main provisions of the Inflation Reduction Act (the “IR Act”) that we anticipate may impact us is a 1% excise tax on share repurchases. Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Because there is possibility that the Company may acquire a U.S. domestic corporation or engage in a transaction in which a domestic corporation becomes parent or affiliate to the Company and the Company may become a “covered corporation” as a listed Company in Nasdaq. The management team has evaluated the IR Act as of September 30, 2024 and does not believe it would have a material effect on the Company, and will continue to evaluate its impact.

Ordinary Shares Subject to Possible Redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid-in capital and accumulated deficit if additional paid in capital equals to zero. The interest and dividends earned by the marketable security held in trust, and the extension fee invest into the marketable security held in trust, were also recognizes in redemption value against additional paid-in capital and accumulated deficit immediately. The proceeds on the deposit in the Trust account, including interest (which interest shall be net of taxes payable, and less up to $50,000 of interest to pay dissolution expenses) will be used to fund the redemption of the public shares.

Net Income (Loss) Per Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net income (loss) less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the ordinary shares subject to possible redemption was considered to be dividends paid to the public shareholders.

The calculation of diluted net income (loss) per ordinary shares and related weighted average of the ordinary shares does not consider the effect of the rights issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the rights are contingent upon the occurrence of future events. As of September 30, 2024, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares in the earnings of the Company. As a result, diluted net income (loss) per ordinary shares is the same as basic net income (loss) per ordinary share for the periods presented.

The net income (loss) per share presented in the statements of operations is based on the following:

	For the Three Months Ended September 30, 2024	For the Three Months Ended September 30, 2023	For the Nine Months Ended September 30, 2024	For the Nine Months Ended September 30, 2023
Net income	$248,075	$450,979	$1,198,563	$779,968
Less: remeasurement to redemption value	(150,000)		(928,204)	(16,792,086)
Less: Interest and dividends earned in trust account to be allocated to redeemable shares	(456,069)	(909,355)	(2,195,300)	(1,414,065)
Net loss excluding investment income in trust account	$(357,994)	$(458,376)	$(1,924,941)	$(17,426,183)

	For the Three Months Ended September 30, 2024		For the Three Months Ended September 30, 2023		For the Nine Months Ended September 30, 2024		For the Nine Months Ended September 30, 2023
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
	Non-redeemable shares	Redeemable shares	Non-redeemable shares	Redeemable shares	Non-redeemable shares	Redeemable shares	Non-redeemable shares	Redeemable shares
Basic and Diluted net income (loss) per share:
Numerators:
Allocation of net losses	$(157,273)	$(200,721)	$(104,279)	(354,097)	$(561,870)	$(1,363,071)	$(5,828,416)	$(11,597,767)
Accretion of temporary equity	-	150,000	-		-	928,204	-	16,792,086
Accretion of temporary equity- investment income earned	-	456,069	-	909,355	-	2,195,300	-	1,414,065
Allocation of net income (loss)	$(157,273)	$405,348	$(104,279)	555,258	$(561,870)	$1,760,433	$(5,828,416)	$6,608,384
Denominators:
Weighted-average shares outstanding	2,032,000	2,593,370	2,032,000	6,900,000	2,032,000	4,929,545	1,892,557	3,765,934
Basic and diluted net income (loss) per share	$(0.08)	$0.16	$(0.05)	0.08	$(0.28)	$0.36	$(3.08)	$1.75

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account held in escrow. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Recently Issued Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s unaudited financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

On May 4, 2023, the Company sold 6,900,000 Units (including the issuance of 900,000 Units as a result of the underwriter’s full exercise of the over-allotment) at a price of $10.00 per Unit, generating gross proceeds of $69,000,000 related to the IPO. Each Unit consists of one Ordinary Share and one right to receive two-tenths (2/10) of an Ordinary Share upon the consummation of an Initial Business Combination. Each five rights entitle the holder thereof to receive one Ordinary Share at the closing of a Business Combination. No fractional shares will be issued.

As of September 30, 2024, 4,397,979 ordinary shares of the Company have been redeemed from the Trust Account for a total of $47,346,935.

The ordinary shares reflected in the balance sheet as of September 30, 2024 are reconciled in the following table:

Gross proceeds from Public Shares	$69,000,000
Less:
Proceeds allocated to public rights	(13,059,498)
Allocation of offering costs related to ordinary shares	(3,042,588)
Redemption of public shares	(47,346,935)
Plus:
Accretion of carrying value to redemption value	17,720,290
Subsequent measurement of ordinary shares subject to possible redemption (interest and dividends earned on trust account)	4,552,623
Ordinary shares subject to possible redemption (plus any interest and dividends earned on the Trust Account)	$27,823,892

NOTE 4. PRIVATE PLACEMENT

Concurrently with the closing of the IPO, the Sponsor purchased an aggregate of 307,000 Private Units at a price of $10.00 per Private Unit for an aggregate purchase price of $3,070,000 in a Private Placement. The Private Units are identical to the Public Units except with respect to certain registration rights and transfer restrictions. The proceeds from the Private Units were added to the proceeds from the IPO to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On September 17, 2021, the Company issued 2,875,000 founder shares to the Sponsor (“Founder Shares”) for $25,000. On December 14, 2022, the Sponsor surrendered 1,150,000 shares for no consideration. All share amounts and related information have been retroactively restated to reflect the share surrender. As a result of such share surrender, the Sponsor of the Company held 1,725,000 Founder Shares as of December 31, 2022, which include an aggregate of up to 225,000 Ordinary Shares subject to forfeiture to the extent that the underwriters’ over-allotment was not exercised in full or in part.

Since the underwriters exercised the over-allotment in full at the closing of the IPO on May 4, 2023, no Founder Shares are subject to forfeiture.

Administrative Services Agreement

The Company entered into an administrative services agreement, commencing on May 1, 2023, through the earlier of the Company’s consummation of a Business Combination or its liquidation, to pay to the Sponsor a total of $10,000 per month for office space, secretarial and administrative services provided to members of the Company’s management team. For the nine months ended September 30, 2024 and 2023, and there was $90,000 and $49,032 for the administrative service fee. As of September 30, 2024 and December 31, 2023, the total balance related to the administrative service was $169,032 and $79,032, respectively, which was included in accrued liabilities.

Promissory Note — Sponsor

On August 11, 2021, the Company issued an unsecured promissory note to the Sponsor which was later amended on January 12, 2022 and January 4, 2023. Pursuant to the promissory note and its amendments (the “Promissory Note”), the Company may borrow up to an aggregate principal amount of $500,000, which is non-interest bearing and payable on the earlier of (i) December 31, 2023 or (ii) the consummation of the IPO. On April 6, 2023, the Company transferred all of the cash balance of $181,573 in the escrow account to the Sponsor, which was deemed to be a partial repayment of the principal owed under the Promissory Note. On May 4, 2023, the remaining balance was fully repaid upon the consummation of the IPO.

On July 28, 2023, the Company issued an unsecured promissory note to the Sponsor. Pursuant to the promissory note (the “Second Promissory Note”), the Company may borrow up to an aggregate principal amount of $500,000, which is non-interest bearing and payable upon the consummation of the Company’s initial Business Combination. On April 1, 2024, the Second Promissory Note was amended with increased aggregate principal amount up to $1,000,000 (the “Amended Second Promissory Note”). The Second Promissory Note and its amendment have no conversion feature, and no collateral. The Sponsor waives any and all right, title, interest or claim of any kind in or to any distribution of or from the Trust Account, and agrees not to seek resources, reimbursement, payment or satisfaction for any claim against the Trust Account for any reason whatsoever. As of September 30, 2024 and December 31, 2023, the Company had borrowed an aggregate amount of $928,204 and nil , respectively, under the Second Promissory Note and its amendment.

Due to Sponsor

As of September 30, 2024 and December 31, 2023, the Sponsor paid operating expenses on behalf of the Company in the amount of $850,992 and $328,821, respectively. The payments made by the Sponsor were not considered as a drawdown of the Amended Second Promissory Note.

NOTE 6. OTHER PAYABLE

In May 2024, the Company and Pubco enter into three parties agreements with a placement agent Company for capital market advisory services for both the Company and Pubco with total consideration of the service fees and a discount payment in aggregate of $425,000. Both the Company and Pubco agreed to be jointly liable and split the total fee equally between them.

As of September 30, 2024, Pubco had paid $212,500 as a down payment for the above service fees and discount. The Company has reported 50% of the payment, or $106,250, as an outstanding payable to Pubco in accordance with the agreement, and a prepayment as of September 30, 2024, as the service has not been provided yet.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

In February 2022, the Russian Federation and Belarus commenced a military action with the Republic of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. In October 2023, the military conflict between Israel and militant groups led by Hamas has also caused uncertainty in the global markets. As of the date of the unaudited financial statements, the full impact of the war between Russia and Ukraine, the war between Israel and Hamas, and related global economic disruptions on our financial condition and results of operations as well as the consummation of our business combination remains uncertain. The management will continuously evaluate the effect to the Company.

Registration Rights

The holders of the founder shares and private placement units will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the IPO. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company engaged Ladenburg Thalmann & Co. Inc. as its underwriter. The Company granted the underwriter a 45-day option to purchase up to 900,000 additional Units to cover over-allotments at $10.00 per Unit, less the underwriting discounts and commissions. On May 4, 2023, the underwriters exercised the over-allotment in full.

On May 4, 2023, the Company paid a cash underwriting commission of 2.0% of the gross proceeds of the IPO, or $1,380,000.

The underwriters are entitled to a deferred underwriting commission of 2.5% of the gross proceeds of the IPO, or $1,725,000, which will be paid from the funds held in the Trust Account upon completion of the Company’s initial Business Combination subject to the terms of the underwriting agreement.

Professional Fee

The Company agreed to pay its former legal counsel a total of $400,000 for the professional services in connection with the Company’s business combination. The retainer of $100,000 was paid in June 2023, and the service fee of $150,000 due upon execution of the Merger Agreement and filing of the registration statement was paid in November 2023. In connection with the termination of engagement with the former legal counsel in February 2024, service fee of $50,000 was paid by the Sponsor in March 2024, with the remaining $100,000 payable under accrued liabilities as of September 30, 2024.

The Company engaged with current legal counsel on February 5, 2024 for the professional services in connection with the Company’s regular filing and business combination. Total fees for the engagement are in the amount of $180,000, with a retainer of $80,000 payable within 7 days after the execution, and $100,000 payable within 7 days after the completion of the Business Combination. As a result of the delay in the completion of the Business Combination Transaction, the Company agreed to pay the legal counsel with an additional base fee of $120,000. As of September 30, 2024, the Company has $140,000 payable recorded under accrued liabilities.

NOTE 8. SHAREHOLDERS’ EQUITY

Founder shares — On September 17, 2021, the Company issued 2,875,000 founder shares to the Sponsor “Founder Shares” for $25,000. On December 14, 2022, the Sponsor surrendered 1,150,000 shares for no consideration (reference to Note 5).

Ordinary Shares Held by Sponsor — On May 4, 2023, the Company is authorized to issue 307,000 shares to the Sponsor upon the completion of the Private Placement (see Note 4). Ordinary shares held by Sponsor are not subject to redemption.

As of September 30, 2024 and December 31, 2023, there were 2,032,000 Ordinary Shares held by Sponsor issued and outstanding.

Ordinary Shares held by Public Shareholders — On May 4, 2023, in connection with the IPO (reference to Note 3), 6,900,000 Ordinary Shares issued and subject to possible redemption are excluded from the shareholders’ equity.

As of September 30, 2024 and December 31, 2023, there were 2,502,021 and 6,900,000 Ordinary Shares held by public shareholders issued and outstanding, respectively.

Rights — Except in cases where the Company is not the surviving Company in a business combination, the holders of the rights will automatically receive two-tenths (2/10) of an Ordinary Share upon consummation of the Company’s initial business combination. In the event the Company will not be the surviving company upon completion of the initial business combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the two-tenths (2/10) of an Ordinary Share underlying each right upon consummation of the business combination. As of September 30, 2024 and December 31, 2023, no rights had been converted into Ordinary Shares.

NOTE 9. FAIR VALUE MEASUREMENTS

The Company complies with ASC 820, “Fair Value Measurements”, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. ASC 820 determines fair value to be the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

At September 30, 2024 and December 31, 2023, assets held in the Trust Account were entirely comprised of marketable securities.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at September 30, 2024 and December 31, 2023 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

Assets as of September 30, 2024	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Marketable Securities held in Trust Account	$27,831,371	$-	$-

Assets as of December 31, 2023	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Marketable Securities held in Trust Account	$72,039,823	$-	$-

NOTE 10. SUBSEQUENT EVENTS

The Company has evaluated all events or transactions that occurred up to the date the unaudited financial statements were issued, except as disclosed below and elsewhere in the notes to the unaudited financial statements, no other subsequent events were identified that would have required adjustment or disclosure in the unaudited financial statements:

On October 4, and November 4, 2024, the Sponsor deposited the ninth and the tenth monthly extension fee of $50,000 into the Trust Account, respectively.

NOTE 11. EVENTS SUBSEQUENT TO THE DATE OF THE FORM 10-Q FILED ON NOVEMBER 5, 2024

On November 12, 2024, the Company issued an unsecured promissory note (the “Third Promissory Note”) to the Sponsor. Pursuant to the Third Promissory Note, the Company may borrow up to an aggregate principal amount of $1,000,000, which is non-interest bearing and payable upon the consummation of the initial Business Combination. The Third Promissory Note has no conversion feature. The total drawdown under the Third Promissory Note was $78,204 as of December 17, 2024, which was used to cover the tenth extension payment amount that exceeded the available principal under the Second Promissory Note, as amended, and the eleventh extension payment amount.