Form 20-F
period 2025-06-30
Gamehaus Holdings Inc.
filed 2025-10-23
CIK 2000530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

Ms. Ling Yan

Chief Financial Officer

5th Floor, Building 2, No. 500 Shengxia Road

Pudong New District, Shanghai

The People’s Republic of China, 201210

+86-021-68815668
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.0001 per share	GMHS	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of June 30, 2025, there were 53,569,358 ordinary shares issued and outstanding, par value US$0.0001 per share, being the sum of (i) 37,971,245 Class A ordinary shares and (ii) 15,598,113 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this Report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

Except as otherwise indicated or required by context, references in this Annual Report on Form 20-F for the fiscal year ended June 30, 2025 (the “Report”) to “we,” “us,” “our,” “our company”, and “the Company” are to Gamehaus Holdings Inc., our Cayman Islands holding company and its subsidiaries, which include those in Singapore, Hong Kong, and mainland China.

Unless otherwise indicated, in this Report, the following terms shall have the meaning set out below:

●	“AI” refers to artificial intelligence, which, for the purposes of this Report, refers to developing and fine-tuning customized models for visual design language processing to enhance game development efficiency in the context of our business operations;

●	“Avid.ly” refers to Avid.ly Co., Limited, a Hong Kong corporation and a wholly owned subsidiary of Shanghai Kuangre;

●	“Business Combination Agreement” means the business combination agreement, dated September 16, 2023, by and among Golden Star, Gamehaus, the First Merger Sub, the Second Merger Sub, and G-Star Management Corporation, a British Virgin Islands company, in the capacity as the representative of Golden Star and the shareholders of Golden Star;

●	“Business Combination” means the transaction contemplated under the Business Combination Agreement, including but not limited to (i) the First Merger Sub merged with and into Gamehaus Inc. (the “First Merger”), with Gamehaus Inc. being the surviving corporation of the First Merger and a direct wholly owned subsidiary of Gamehaus Holdings Inc., and (ii) following confirmation of the effectiveness of the First Merger, the Second Merger Sub merged with and into Golden Star (the “Second Merger,” and, together with First Merger, the “Mergers”), with Golden Star being the surviving corporation of the Second Merger and a direct wholly owned subsidiary of Gamehaus Holdings Inc.;

●	“BVI” refers to the British Virgin Islands;

●	“Chongqing Haohan” means Chongqing Haohan Network Technology Co., Ltd., a limited liability company organized under the laws of the People’s Republic of China (the “PRC”), which is wholly owned by Gamehaus Limited;

●	“Class A Ordinary Shares” means the Class A Ordinary Shares of Gamehaus Holdings Inc., par value US$0.0001 per share, with each Class A Ordinary Share entitling the holder thereof to one (1) vote on all matters subject to vote at our general meetings;

●	“Class B Ordinary Shares” means the Class B Ordinary Shares of Gamehaus Holdings Inc., par value US$0.0001 per share, with each Class B Ordinary Share entitling the holder thereof to fifteen (15) votes on all matters subject to vote at our general meetings;

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

●	“Dataverse” refers to Dataverse Co., Limited, a Hong Kong corporation and a wholly owned subsidiary of Shanghai Kuangre;

●	“First Merger Sub” are to Gamehaus 1 Inc., an exempted company with limited liability incorporated in the Cayman Islands;

●	“Gamehaus BVI” means Joypub Holding Limited, a business company incorporated in British Virgin Islands as a wholly owned subsidiary of Gamehaus Inc.;

ii

●	“Gamehaus HK” means Gamehaus Limited, a Hong Kong corporation and a wholly owned subsidiary of Gamehaus BVI;

●	“Gamehaus SG” means Gamehaus PTE. LTD., a company incorporated under the laws of Singapore and a wholly owned subsidiary of Gamehaus Inc.;

●	“Gamepromo” means Gamepromo Co., Limited, a Hong Kong corporation and a wholly owned subsidiary of Gamehaus HK;

●	“Golden Star” means Golden Star Acquisition Corporation, a Cayman Islands exempted company, which is wholly owned by the Parent;

●	“Hong Kong” refers to Hong Kong Special Administrative Region in the PRC;

●	“Ordinary Shares” means the Class A Ordinary Shares and Class B Ordinary Shares of Gamehaus Holding Inc;

●	“PRC” or “China” means the People’s Republic of China. The term “Chinese” has a correlative meaning for the purpose of this Report. When used in the case of laws and regulations of “China” or “the PRC”, it refers to only such laws and regulations of mainland China;

●	“PRC Subsidiaries” means all our subsidiaries in the PRC, including Chongqing Haohan, Shanghai Kuangre Network Technology Co., Ltd., and Gamepromo, and our other subsidiaries incorporated in the PRC;

●	“RMB” means the legal currency of China;

●	“Nasdaq” means The NASDAQ Stock Market LLC;

“Parent” or “Gamehaus Holdings” means Gamehaus Holdings Inc., our Cayman Islands holding company;

●	“SEC” means the Securities and Exchange Commission;

●	“Securities Act” means the Securities Act of 1933, as amended;

●	“Second Merger Sub” means Gamehaus 2 Inc., an exempted company with limited liability incorporated in the Cayman Islands;

●	“Shanghai Kuangre” means Shanghai Kuangre Network Technology Co., Ltd., a limited liability company organized under the laws of the PRC and a wholly owned subsidiary of Gamehaus HK;

●	“Sponsor” means G-Star Management Corporation, a British Virgins Islands company;

●	“U.S.” means the United States of America;

●	“U.S. Dollars,” “$,” or “US$” means the legal currency of the United States; and

●	“U.S. GAAP” or “GAAP” means accounting principles generally accepted in the United States.

iii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

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

iv

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure

Gamehaus Holdings is an exempted company incorporated in the Cayman Islands and not a Chinese operating company, and this corporate structure involves unique risks to our investors. As an exempted company in the Cayman Islands with no material operations of its own, all of the operations are conducted through our subsidiaries. Our Class A Ordinary Shares are shares of the Cayman Islands exempted company instead of shares of our operating entities, including those in the PRC. Holders of our Class A Ordinary Shares do not directly own any equity interests in our subsidiaries, but will instead own shares of a Cayman Islands exempted company. The Chinese regulatory authorities could disallow our corporate structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of our Class A Ordinary Shares to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Chinese regulatory authorities could disallow our holding company structure, which may result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless.”

Permissions or Approval Required from the PRC Authorities for Our Operations

In order to operate our business activities as currently conducted in China, each of our PRC Subsidiaries is required to obtain a business license from the State Administration for Market Regulation (“SAMR”). We confirm that, as of the date of this Report, each of our PRC Subsidiaries has obtained a valid business license from the SAMR and no application for any such license has been denied. Furthermore, as of the date of this Report, our PRC Subsidiaries are not required to obtain any other approval, licenses, or permits from PRC governmental authorities to conduct their business. However, it is uncertain whether we or our PRC Subsidiaries will be required to obtain additional approval, licenses, or permits in connection with our business operations pursuant to evolving PRC laws and regulations, and whether we would be able to obtain and renew such approval on a timely basis or at all. Failing to do so could result in a material change in our operations, and the value of our Class A Ordinary Shares could depreciate significantly or become worthless.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions.” The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. These Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-concept overseas-listed companies and the demand for cybersecurity and data privacy protection. On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three business days following their submission of initial public offerings or listing applications. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies” (the “Archive Provisions”) and became effective on March 31, 2023 together with the Trial Measures. One of the major revisions to the Archive Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. On or after March 31, 2023, any failure or perceived failure by our company or our PRC Subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. As there are still uncertainties regarding the interpretation and implementation of the Trial Measures and any regulatory guidance related thereto, we cannot assure you that our future filings will meet the standards of the CSRC, or that we will be able to comply with any additional regulatory requirements, which may arise from the evolving interpretation of the Opinions, the Trial Measures, or any related implementing rules to be enacted, with respect to our future overseas capital-raising activities. See “Item 3. Key Information—D. Risk Factors— The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject our PRC Subsidiaries to additional compliance requirements in the future.” Other than the CSRC filing review under the Trial Measures, neither we nor our PRC Subsidiaries are required to obtain, or have been denied, any other approval, licenses, or permits from PRC governmental authorities to offer our securities.

The Cybersecurity Review Measures, which became effective on February 15, 2022, provide that, in addition to CIIOs that intend to purchase Internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further require that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries. As of the date of this Report, we have not received any notice from any authorities identifying any of our PRC Subsidiaries as a CIIO or requiring us to go through cybersecurity review or network data security review by the CAC. We are not subject to cybersecurity review or network data security review by the CAC under the Cybersecurity Review Measures or the Security Administration Regulations, because our PRC Subsidiaries are not CIIOs or online platform operators that possess personal information of at least one million users or engage in data processing activities that affect or may affect national security. There remains uncertainty, however, as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. For further details, see “Item 3. Key Information—D. Risk Factors— Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our Class A Ordinary Shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Our securities may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

As of the date of this Report, no cash transfer or transfer of other assets has occurred between the Parent and our subsidiaries except that during March 2025, Gamehaus Holdings received US$100,798 from Gamehaus HK for working capital purpose. We have established controls and procedures for cash flows within our organization based on internal cash management policies established by our finance department, which were discussed, considered, and reviewed by the relevant departments in our company, and approved by our Chairman of the Board of Directors. Specifically, our finance department supervises cash management, following the instructions of our management. Our finance department is responsible for establishing our cash operation plan and coordinating cash management matters among our subsidiaries and departments. Each subsidiary and department initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to our finance department. The finance department reviews the cash demand plan and prepares a summary for the management of our company. Management examines and approves the allocation of cash based on the sources of cash and the priorities of the needs.

A. [Reserved]

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Our business and our industry are subject to significant risks. You should carefully consider all of the information set forth in this Report and in our other filings with the SEC, including the following risk factors, in evaluating our business. Any of the following risks or any additional risks not presently known to us or that we currently deem immaterial may materially and adversely affect our business, financial condition, results of operations, and growth prospects. In that event, the trading price of our securities could decline, and you could lose all or portion of your investment. This Report also contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Relating to Our Business

●	If we fail to screen, test, and publish popular, high-quality mobile games in a timely and successful manner, we will not be able to compete effectively and our ability to generate revenue will suffer;

●	We rely on developer partners for game development, and if such third parties, or critical staff of such third parties, are unable or unwilling to continue their cooperation with us, our business may be severely disrupted;

●	Our failure to anticipate or successfully implement new technologies could render our game publishing support services uncompetitive and reduce our revenue and market share;

●	If we are unable to continue to extend the life of existing mobile games that will encourage continued player engagement through the addition of new features or functionalities, our business may be negatively impacted;

●	We are in the highly competitive mobile gaming industry, and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position and financial performance;

●	Our business relies on a few significant suppliers that account for more than 10% of our total purchases. Any interruption in operations in such significant suppliers may have an adverse effect on our business, financial condition, and results of operations;

●	Our business generates and processes a large amount of data, and we are required to comply with laws and regulations in multiple jurisdictions relating to data privacy and security. The improper use or disclosure of data could have a material adverse effect on our business and prospects;

●	The proper functioning of our technology systems and platforms is essential to our business. Any disruption to our information technology systems could materially affect our ability to maintain the satisfactory performance of our game publishing support services;

●	If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches, we could be subject to increased costs, liabilities, reputational harm, or other negative consequences, and we have no insurance coverage with respect to any such attacks or incidents;

●	We rely on app distribution platforms to distribute our mobile games and collect payments, including, in particular, Apple App Store and Google Play. If we were denied access to these app distribution platforms or if the terms of our revenue-sharing arrangements or other material aspects of our arrangements with these platforms were to materially adversely change, our mobile games business would be adversely affected, and such change could materially and adversely affect our business, financial condition, and results of operation;

●	If we fail to manage our growth or execute our strategies and future plans effectively, we may not be able to take advantage of market opportunities or meet the demand of our customers;

●	Non-compliance with laws and regulations on the part of any third parties with which we conduct business could expose us to legal expenses, compensation to third parties, penalties, and disruptions of our business, which may adversely affect our results of operations and financial performance;

●	If we fail to attract, recruit, or retain our key personnel, including our executive officers, senior management, and key employees, our ongoing operations and growth could be affected;

●	We may from time to time be subject to claims, controversies, lawsuits, and legal proceedings, which could adversely affect our business, prospects, results of operations, and financial condition;

●	We have not sought to register and do not have protection for our proprietary software, or the software and other intellectual property that we license from out developer partners, outside of China, notwithstanding that a majority of our business is conducted in North America and the EU; and

●	Our current insurance policies do not provide adequate levels of coverage against claims we may incur, and in the case of an uninsured or underinsured claim we would be required to bear the costs of repair and recovery and/or potential liability for a wide variety of perils to which our business is exposed, including those relating to cyber-attacks and data breaches.

Risks Relating to Doing Business in the PRC

●	Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations;

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, could limit the legal protection available to you and us;

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management that reside outside the United States based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China;

●	Given the Chinese government’s significant oversight and discretion over the conduct of our business, the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares;

●	Any actions by the Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless;

●	The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us or our subsidiaries to additional compliance requirements in the future;

●	Joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing on Nasdaq or future offerings of our securities in the U.S.;

●	Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business;

●	To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong, due to interventions in or the imposition of restrictions and limitations on our ability by the PRC government to transfer cash or assets;

●	Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment;

●	Chinese regulatory authorities could disallow our holding company structure, which may result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless;

●	If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation;

●	Some of our subsidiaries are subject to various evolving Hong Kong laws and regulations regarding data security or antimonopoly, which could subject them to government enforcement actions and investigations, fines, penalties, and suspension or disruption of their operations;

●	Increases in labor costs in the PRC may adversely affect our business and profitability; and

●	Our PRC subsidiaries have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, and have paid social insurance and housing fund for certain employees through a third-party agency, which may subject them to penalties.

Risks Relating to Our Class A Ordinary Shares and the Trading Market

●	As a public company, we incur higher costs as compared to when we were a private company.

●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected;

●	We may or may not pay cash dividends in the foreseeable future;

●	A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our Class A Ordinary Shares;

●	The market price of our Class A Ordinary Shares may be volatile or may decline, regardless of our operating performance;

●	We may not be able to maintain the listing of our Class A Ordinary Shares on Nasdaq;

●	If securities or industry analysts publish reports that are interpreted negatively by the investment community or publish negative research reports about our business, our share price and trading volume could decline;

●	The issuance of additional Class A Ordinary Shares in connection with future financings, acquisitions, investments, the Incentive Plan, or otherwise will dilute all other shareholders;

●	We are an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors, which could have a material adverse effect on us, including our growth prospects;

●	As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers;

●	We are a “controlled company” within the meaning of the Nasdaq listing rules, and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders;

●	The dual-class structure of our Ordinary Shares has the effect of concentrating voting control with our Chairman of Board of Directors, and his interests may not be aligned with the interests of our other shareholders;

●	Our dual-class capital structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares;

●	Because we are incorporated in the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited; and

●	If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences.

Risks Relating to Our Business

If we fail to screen, test, and publish popular, high-quality mobile games in a timely and successful manner, we will not be able to compete effectively and our ability to generate revenue will suffer.

We operate in a highly competitive, quickly changing environment, and player preferences for mobile games are difficult to predict. As we derive revenue from the profits generated by the games we publish, the future success depends not only on the popularity of our existing mobile games, but also on our ability to screen, test, and publish new high-quality mobile games and expand game portfolio with games in a variety of genres that are in line with market trends and to successfully monetize such games.

By leveraging industry expertise and data-driven insight, we decide which games to publish by assessing their expected revenue and profits based on lifetime value (“LTV”) prediction. See “Item 4—Information on the Company—B. Business Overview—Services—Screening and Testing.” However, screening and testing mobile games for success potential can be challenging and require high levels of data analytics skills, a deep understanding of the mobile gaming industry in the regions where our games are published, and an ability to anticipate and effectively respond to constantly evolving interests and preferences of game players in a timely manner. There is no assurance we will be able to consistently identify games with substantial success potential, and the number of qualified games passing screening and testing may not be sufficient to meet the goals. Further, for our new games, it may take a long period of time for their developer partners to develop and for us to test, screen, and optimize their marketing and distribution, and it often requires a long ramp-up period for players to become familiar with newly published mobile games. As a result, even with our industry expertise and data-driven insights in testing and screening mobile games, and despite our efforts to optimize marketing and distribution of mobile games through quality ad channels, there remains a possibility that published games may not appeal to players. In the event that occurs, our business, financial condition, and results of operations will be negatively impacted because we may not be able to compete effectively, and our ability to generate revenue could suffer.

In addition, we are not able to predict if or when we will commercially launch additional new games and the pace at which our new games will penetrate the mobile game market, if at all. A number of factors, including technical difficulties, lack of competitive new games, and lack of personnel and other resources, could result in delayed launching of our new games or the cancellation of the development of pipeline games. Any delays in product releases or problems arising from the commercial release of new mobile games, such as programming errors, or “bugs,” could also negatively impact our business and reputation and could cause our results of operations to be materially different from expectations. Players may have high expectations on the quality, performance, and integrity of our mobile games and services, and if any of these issues occur, players may stop playing our mobile games and may be less likely to return to such games as often in the future, which may negatively impact our business, financial condition, and results of operations.

Our business will suffer if we are unable to successfully monetize “free-to-play” games.

Our business depends on publishing and continuing to serve “free-to-play” games that players will download and spend time and money playing. We focus on mobile gaming, and offer our games on mobile devices, including smartphones and tablets on Apple’s iOS and Google’s Android operating systems. We have devoted, and we expect to continue to devote, substantial resources to the research, analytics, and marketing of our games. Our development and marketing efforts focus on improving the experience of our existing games (frequently through new content and feature releases), publishing new games, and successfully monetizing our games. We generate revenue primarily through the sale of in-game virtual items and advertising. For games distributed through third-party platforms, we are required to share a portion of the proceeds from in-game sales with the platform providers. Due to our focus on mobile gaming, these costs are expected to remain a significant portion of operating expense. In order to be profitable, we need to generate sufficient revenue and bookings from our existing and new game offerings to offset our ongoing development, marketing, and operating costs.

Successfully monetizing “free-to-play” games is difficult and requires that we deliver valuable and engaging player experiences for which a sufficient number of players will pay or that we are able to otherwise sufficiently monetize the games. The success of our games depends, in part, on unpredictable and volatile factors beyond our control, including consumer preferences, competing games, new mobile platforms, and the availability of other entertainment experiences.

In addition, our ability to publish games for mobile platforms and our ability to achieve commercial success will depend on our ability to:

●	achieve benefits from our player acquisition costs;

●	achieve viral organic growth and gain customer interest in our games through free or more efficient channels;

●	adapt to changing player preferences;

●	adapt to new technologies and feature sets for mobile and other devices;

●	expand and enhance games after their initial release;

●	partner with mobile platforms and obtain featuring opportunities; and

●	continue to adapt game feature sets for an increasingly diverse set of mobile devices, including various operating systems and specifications, limited bandwidth, and varying processing power and screen sizes.

We rely on developer partners for game development, and if such third parties, or critical staff of such third parties, are unable or unwilling to continue their cooperation with us, our business may be severely disrupted.

The business model we have implemented allows us to work cost-effectively with our developer partners. We rely on small- and medium-sized game developer partners for game design and development, and primary focus is to enable the game developer partners to maintain competitiveness in the global gaming market by offering a comprehensive package of services related to game development, screening and pre-publication testing, user acquisition, and monetization. However, as these games are largely developed by the game development teams with which we collaborate, our engagement with those teams may expose them to risks beyond our control. Although we typically enter into exclusive game license agreements with them when their game products show high profitability during the screening and selection process, there is no assurance that we will continue to maintain the cooperation with these third-party developer partners at the same level, or at all. Such third-party developer partners are subject to their own unique operational and financial risks, which are beyond our control. If such third-party developer partners fail to function properly or breach or terminate their cooperation with us, we will be required to secure sufficient substitute developer partners to maintain the game publishing business. If we are unable to do so in a timely and cost-effective manner, our business, financial condition, and results of operations may be adversely affected.

The value of the virtual items is highly dependent on how we manage the economies in the games. If we fail to manage their game economies properly, our business may suffer.

Paying players make purchases in our games because of the perceived value of these virtual items, which is dependent on the relative ease of obtaining an equivalent good by playing the game. The perceived value of these virtual items can be impacted by various actions that we take in the games, including offering discounts for virtual items, giving away virtual items in promotions, or providing easier non-paid means to secure these goods. Managing game economies is difficult, and relies on our assumptions and judgment. If we fail to manage the game economies properly or fail to promptly and successfully respond to any such disruption, our reputation may suffer and our players may be less likely to play our games and purchase virtual items from us in the future, which would cause our business, financial condition, and results of operations to suffer.

If we do not successfully invest in, establish, and maintain awareness of our brand and games, if we incur excessive expenses promoting and maintaining the brand or the games, or if our games contain defects or objectionable content, our business, financial condition, results of operations, or reputation could be harmed.

We believe that establishing and maintaining the brand is critical to maintaining and creating favorable relationships with players, platform providers, and advertisers, as well as competing for key talent. Increasing awareness of our brand and recognition of our games is particularly important in connection with the development of relationships with game developers and successful cross-promotion of our games. In addition, recognition of the games requires significant investment and extensive management time to execute successfully. Although we make significant sales and marketing expenditures in connection with the launch of our games, these efforts may not succeed in increasing awareness of our brand or the new games. If we fail to increase and maintain brand awareness and consumer recognition of our games, our potential revenue could be limited, the costs could increase, and our business, financial condition, results of operations, or reputation could suffer.

In addition, if a game contains objectionable content or the messaging functionality of our games is abused, we could experience damage to the reputation and brand. Despite reasonable precautions, some consumers may be offended by certain game content or the third-party advertisements displayed in our games. If players believe that a game we published or a third-party advertisement displayed in a game contains objectionable content, it could harm the brand and players could refuse to play it and could pressure the platform providers to remove the game from their platforms. For example, we rely on third-party advertising partners to display advertisements within our games and may experience instances where offensive or objectionable content is displayed in our games through our advertising partners, which could harm our reputation and player experience. Furthermore, steps that we may take in response to such instances, such as temporarily or permanently shutting off access of such advertising partner to our network, may negatively impact our revenue in such period.

If we are able to develop new games and features that achieve success, it is possible that these games and features could divert players of other games without growing our overall user base, which could harm our operating results.

Although it is important to our future success that we develop new games and features that are popular with players, it is possible that new games and features may reduce the amount of time players spend with other games. In particular, we plan to continue leveraging the existing games to cross-promote new games and features, which may encourage players of existing games to divert some of their playing time and discretionary spending away from our existing games. If new games and game features do not grow the player base, increase the overall amount of time our players spend with the games, or generate sufficient new bookings to offset any declines from other games, our revenue and bookings could be adversely affected.

Our failure to anticipate or successfully implement new technologies could render our game publishing support services uncompetitive and reduce our revenue and market share.

We utilize data-driven technologies to empower game developers through the full life cycle of game development and distribution. See “Item 4—Information on the Company—B. Business Overview—Competitive Strengths—Sophisticated Technology Systems and Platforms with Data Expertise that Empower Game Publishing.” As of the date of this Report, we have registered 61 software copyrights in the PRC and have designed and developed a wide spectrum of technology and analytics infrastructure. Nonetheless, the mobile gaming industry is characterized by rapid technological advancement, frequent launches of new games, changes in player needs and behavior, disruption by innovative entrants, and evolving business models and industry standards. This requires us to anticipate the technologies we must implement and take advantage of these technologies to make our mobile games competitive in the market. As such, we need to continue to invest significant financial resources in research and development to keep pace with technological advances in order to make our technologies, such as the AIGC service platform, business publishing predictive tool, and intelligent advertising management system, remain competitive in the market. However, development activities are inherently uncertain, and our expenditures on research and development may not generate commensurate benefits. Given the fast pace with which mobile games technology has been and will continue to be developed, we may not be able to timely upgrade our data analytics and AI-based technologies, or the algorithm or engines required thereby in an efficient and cost-effective manner, or at all. New technologies in the industry could render the technologies and publishing support services that we are developing or expect to develop in the future obsolete or uncompetitive, thereby potentially resulting in a decline in our revenue and market share.

If we are unable to continue to extend the life of existing mobile games that will encourage continued player engagement through the addition of new features or functionalities, our business may be negatively impacted.

To prolong the lifespan of the mobile games, we need to cooperate with game developers to continually improve and update those games on a timely basis with new features and functionalities that appeal to existing game players, attract new game players, and improve overall player loyalty to such games. As a result, we have devoted, and expect to continue to devote, significant resources to maintain and raise the popularity of our mobile games through the release of new versions and/or expansion packs on a periodic basis. Developing successful updates and expansion packs for the existing games depends on our ability to anticipate market trends in the mobile gaming industry. We must also collect and analyze player behavior data and feedback from our online community in a timely manner and utilize this information to effectively incorporate features into the updates and expansion packs to improve the variety and attractiveness of our gameplay and any virtual items sold within the games. There is no assurance that the introduction, change, or removal of any game feature will be well received by our game players, who may decide to reduce or eliminate their playing time in response to any such introduction, change, or removal. Consequently, any unsuccessful introduction, change, or removal of game features may adversely impact our business, financial condition, and results of operations. We are unable to predict whether these activities will be successful or adversely affect the profitability given the significant resources required. Moreover, because of the rapidly evolving nature of the global mobile games market, we cannot estimate the total life cycle of any of our mobile games, and changes in players’ tastes for mobile games could alter the life cycle of each version or upgrade or even cause the players to stop playing games altogether.

We are in the highly competitive mobile gaming industry, and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position and financial performance.

The mobile gaming industry worldwide is competitive and rapidly evolving, with new companies increasingly joining the competition in recent years. Games and business models in the industry are constantly evolving to adapt new technologies, increase cost efficiency, and meet players’ preferences. We compete for leisure time, attention, and discretionary spending of players versus other forms of offline and online entertainment, including social media, reading, and other video games on the basis of a number of factors, including the quality of player experience, breadth and depth of gameplay, and access to effective distribution channels. As of the date of this Report, we believe that we are well-positioned to effectively compete in the mobile gaming industry primarily due to (i) scalable business model that enables them to work with more developer partners on a cost-effective basis; (ii) connection to experienced and efficient Chinese game developers; and (iii) data-driven technology-enabled user acquisition and monetization strategies. See “Item 4—Information on the Company—B. Business Overview—Competition.” Nonetheless, with the growth of overseas warehousing services, competition can be increasingly intensive and is expected to increase significantly in the future. The increased competition may lead to increased costs for player acquisition and retention, which may result in reduced margins and a loss of market share for us. We compete with other competitors on the following bases:

●	the attractiveness and quality of mobile games;

●	operational capabilities;

●	business model;

●	brand recognition;

●	quality of services;

●	effectiveness of sales and marketing efforts; and

●	hiring and retention of talented staff.

Our competitors may operate with different business models, have different service structures, and may ultimately prove to be more successful or more adaptable to new regulatory, technological, and other developments. We may in the future achieve greater market acceptance and recognition and gain a greater market share. It is also possible that potential competitors may emerge and acquire a significant market share. If existing or potential competitors develop or offer services that provide significant performance, price, creative optimization, or other advantages over those offered by us, our business, results of operations, and financial condition could be negatively affected. The existing and potential competitors may enjoy competitive advantages over us, such as longer operating history, greater brand recognition, larger customer base, and better value-added services. We may lose game players if we fail to compete successfully, which could adversely affect our financial performance and business prospects. We cannot guarantee that the strategies will remain competitive or successful in the future. Increasing competition may result in pricing pressure and loss of the market share, either of which could have a material adverse effect on our financial condition and results of operations.

Our business relies on certain third-party services that are critical to our business, which exposes them to various risks that may materially and adversely affect the reputation, business, financial condition, and results of operations.

We rely on third-party suppliers and service providers to provide services that are critical to our businesses, such as online cloud services, advertising services, and data support services, among others. We have limited control over the operations of such third parties and any significant interruption in their operations may have an adverse impact on our operations. For example, we rely on the capacity, reliability, and security of third-party cloud services, including Amazon Cloud, Google Cloud, and Microsoft Cloud, to process, transmit, and store critical information and support our operations. The systems of third-party providers may experience material interruptions or failures due to a variety of events beyond our control, including, without limitation, natural disasters, telecommunications failures, employee or customer errors or misuse, targeted attacks, unauthorized access, fraud, computer viruses, denial of service attacks, terrorism, firewall or encryption failures, and other security problems. If any of such systems does not operate properly, is compromised, or is disabled, we may suffer adverse impact on our operations. Furthermore, we rely on third-party advertising services to promote and market mobile games to users. If our relationship with these advertisement service providers deteriorates or is interrupted for any reason, these providers may suspend or terminate their services to us. If such event occurs, our prospective users may not have access or find an alternative way to access the mobile games, which may adversely affect our operation and financial results. There is no assurance that we will be able to maintain their partnership with the third-party service providers at the same level, or at all. If any such third-party service provider breaches its obligations under the contractual arrangements to provide relevant service to us, or revert payment to us for products provided and services rendered, or refuses to renew these service agreements on terms acceptable to us, we may not be able to find a suitable alternative service provider. Similarly, any failure of or significant quality deterioration in such service provider’s service platform or system could materially and adversely affect our business, financial condition, and results of operations.

Our business relies on a few significant suppliers that account for more than 10% of our total purchases. Any interruption in operations in such significant suppliers may have a materially adverse effect on our business, financial condition, and results of operations.

We rely on a few suppliers that account for more than 10% of our total purchases, with whom we collaborate to advertise game apps through their own or cooperative ad distribution channels. For the fiscal year ended June 30, 2025, we had two significant suppliers, Sinointeractive Digital Marketing Co., Ltd. (“Sinointeractive”) and AppLovin Corporation (“AppLovin”), which accounted for 20.5% and 15.1% of our total accounts payable balance, respectively. For the fiscal year ended June 30, 2024, we had three significant suppliers, Sinointeractive, Moloco Corporation (“Moloco”), and AppLovin, which accounted for 11.7%, 10.7%, and 10.2% of our total accounts payable balance, respectively. For the fiscal year ended June 30, 2023, we had three significant suppliers, AppLovin, Moloco, and Sinointeractive, which accounted for 18.5%, 14.8%, and 12.5% of our total accounts payable balance, respectively. No other suppliers accounted for more than 10% of our total purchases during the fiscal years ended June 30, 2025, 2024 and 2023. As an example of a typical transaction, in accordance with a service agreement between AppLovin and Dataverse, AppLovin is required to provide advertising services to distribute Dataverse’s mobile games to end users, and provide Dataverse with access to AppLovin’s online reporting system and invoice Dataverse based on the numbers in the reporting system. Pursuant to the service agreement, Dataverse is obligated to pay services based on invoice numbers, which are considered final and billable two days after the end of each month. Either party may terminate the agreement for any reason by providing written notice, which may be provided by email to any of the contacts listed the agreement, two days prior to the desired termination date. In the event of termination of the agreement, Dataverse is required to pay AppLovin any amounts owed or invoiced within 30 days of invoice. There is no guarantee that we will not have a concentration of suppliers in the future, which are independent entities with their own operational and financial risks that are beyond our control. If any of these suppliers breach or terminate their contracts with us, or experience significant disruptions to their operations, we will be required to rely on one or more replacement suppliers. It could be costly and time-consuming to find alternative suppliers, and these suppliers may not be available to us at reasonable terms or at all. As a result, this could harm our business and financial results and result in lost or deferred revenue.

We rely on assumptions and estimates to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

Certain key metrics, such as the Average Daily Active Users (“DAU”), Average Monthly Active Users (“MAU”), Average Daily Paying Users (“DPU”), Average Monthly Paying Users (“MPU”), Average Revenue Per Daily Active User (“RPDAU”), Average Monthly and Daily Payer Conversion Rate (“MPCR” and “DPCR”) and Average Day Seven Retention Rate (“Average 7D Retention Rate”), are calculated using data tracked by our internal analytics systems based on tracking activity of user accounts. The analytics systems and the resulting data have not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable period of measurement, there are inherent challenges in measuring usage and user engagement across the user base, and factors relating to user activity and systems may impact these numbers. In addition, we rely on the accuracy and transparency of data provided by individuals and reported by third parties to calculate the metrics and eliminate duplication of data.

Our advertisers rely on the key metrics as a representation of their performance. We regularly review and may adjust the processes for calculating the internal metrics to improve their accuracy. If we determine that they can no longer calculate any of the key metrics with a sufficient degree of accuracy and if we cannot find an adequate replacement for the metric, the business, financial condition, or results of operations may be harmed. In addition, if advertisers and platform partners do not perceive the user metrics to be accurate representations of the user base or user engagement, or if we discover material inaccuracies in the user metrics, our reputation may be harmed and advertisers and platform partners may be less willing to allocate their budgets or resources to our game products, which could negatively affect our business, financial condition, or results of operations.

If the use of mobile devices as game platforms and the proliferation of mobile devices generally do not increase, our business could be adversely affected.

The number of people using mobile Internet-enabled devices has increased dramatically over time and we expect this trend to continue. However, the mobile market, particularly the market for mobile games, may not grow in the way we anticipate. Our future success is substantially dependent upon the continued growth of the market for mobile games. In addition, we do not currently offer our games on all mobile devices. If the mobile devices on which our games are available decline in popularity or become obsolete faster than anticipated, we may experience a decline in revenue and bookings and may not achieve the anticipated return on our development efforts. Any such declines in the growth of the mobile market or in the use of mobile devices for games could harm our business, financial condition, or results of operations.

Our business generates and processes a large amount of data, and we are required to comply with laws and regulations in multiple jurisdictions relating to data privacy and security. The improper use or disclosure of data could have a material adverse effect on our business and prospects.

During the course of our business, we collect, process, transmit and store user data in and across multiple jurisdictions. The data we collect includes users’ email addresses, geographical location, device information, and their preferences in games. These are common data collected for the type of business we are engaged in.

As a result of our global operations, we may be subject to a variety of laws and regulations in various jurisdictions where we operate, as well as contractual obligations, regarding data privacy, protection, and security. These include existing regulations such as the European Union General Data Protection Regulation, or EU GDPR, UK GDPR (which is the EU GDPR as saved into the United Kingdom law by virtue of the European Union (Withdrawal) Act 2018 GDPR (as may be amended from time to time), state and federal privacy laws in the United States, including the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (the “CCPA”) and similar state laws. In addition, new laws, regulations and regimes continue to be proposed and enacted. Monitoring, assessing and complying with the continuously evolving requirements can carry substantial costs and has the potential to introduce additional complexities for our business which may necessitate changes to our business plans and practices.

Some of these laws and regulations require obtaining data subjects’ consent to the collection and use of their data, honoring data subjects’ requests to delete their data or limit the processing of their data, providing notifications in the event of a data breach, and setting up the proper legal mechanisms for cross-border data transfers. Some users may refuse to provide consent to have their data collected or may restrict the use of such data. In many cases, these laws and regulations apply not only to the collection and processing of data from third parties with whom we do not have any contractual relationship, but also to the sharing or transfer of information between or among us, our subsidiaries, and other third parties with which we have commercial relationships, such as our business partners. The regulatory framework for data privacy, protection, and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.

As we do not collect user data in the PRC, we are currently not subject to data privacy rules and regulations in the PRC. However, we expect that there will continue to be new proposed laws and regulations concerning data privacy and security in the PRC, and we cannot yet determine the impact that such future laws, regulations, and standards may have on its business.

Efforts to comply with these and other data privacy and security restrictions that may be enacted could require us to modify our data processing practices and policies and increase the cost of our operations. Our managerial resources may have to be diverted from existing or future projects to build and maintain mechanisms which facilitate compliance or we may need additional dedicated compliance resources and personnel. Failure to comply with such restrictions could subject us to criminal and civil sanctions and other penalties. In part due to the uncertainty of the legal climate, complying with regulations, and any applicable rules or guidance from regulatory authorities or self-regulatory organizations relating to privacy, data protection, information security, and consumer protection, may result in substantial costs and may necessitate changes to our business practices, which may compromise the growth strategy, adversely affect the ability to attract or retain players, and otherwise adversely affect our business, reputation, legal exposure, financial condition and results of operations. Our business, including our ability to operate and expand internationally, could be adversely affected if laws or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that requires changes to these practices, the design of our games, features, or privacy policy.

Player interaction with the games is subject to our privacy policy and terms of service. If we fail to comply with the posted privacy policy or terms of service or if we fail to comply with existing privacy-related or data protection laws and regulations, it could result in complaints by data subjects or proceedings or litigation against us by governmental authorities or others, which could result in fines or judgments against us, damage our reputation, impact our financial condition, and harm our business. Any concerns raised by regulators, the media or consumers about our privacy and data protection or consumer protection practices, even if unfounded, could also result in fines or judgments against us, damage our reputation, and negatively impact our financial condition and damage our business.

Additionally, if third parties we work with, such as the service providers or game developer partners, violate applicable laws, regulations, or agreements, such violations may put our users’ and/or employees’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims (including class action claims) or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our players to lose trust in them and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies in general or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

In addition, in some cases, we are dependent upon app distribution platform providers to solicit, collect and provide us with information regarding our games that is necessary for compliance with these various types of regulations. These platform providers may dictate rules, conduct, or technical features that do not properly comply with federal, state, local, and foreign laws, regulations, and regulatory codes and guidelines governing data privacy, data protection, and security, including with respect to the collection, storage, use, processing, transmission, sharing, and protection of personal information and other consumer data. In addition, these platforms may dictate rules, conduct, or technical features relating to the collection, storage, use, transmission, sharing, and protection of personal information and other consumer data, which may result in substantial costs and may necessitate changes to our business practices, which in turn may compromise our growth strategy, adversely affect our ability to attract, monetize or retain players, and otherwise adversely affect our business, reputation, legal exposures, financial condition and results of operations. Any failure or perceived failure by us, or by third parties we work with, such as the game developer partners, to comply with these platform-dictated rules, conduct, or technical features may result in platform-led investigations or enforcement actions, litigation, or public statements against us and/or the game developer partners, which in turn could result in significant liability or temporary or permanent suspension of the business activities with these platforms, cause our players to lose trust in them, and otherwise compromise the growth strategy, adversely affect our ability to attract, monetize or retain players, and otherwise adversely affect our business, reputation, legal exposures, financial condition and results of operations. See “—Non-compliance with rules, policies, and guidance established by app distribution platforms, either by us or third parties, including our game developer partners, could result in potential penalties and disruptions in their business, which may adversely affect our results of operations and financial performance.”

In the area of information security and data protection, many jurisdictions have passed laws that impose notification requirements when there is a security breach of personal data or that require the adoption of minimum information security standards that are often vaguely defined and difficult to implement. Our security measures and standards may not be sufficient to protect personal information, and we cannot guarantee that the security measures will prevent security breaches. A security breach that compromises personal information could harm our reputation and result in a loss of player and/or employee confidence in our games and ultimately in a loss of players, which could adversely affect our business and impact our financial condition. A security breach could also involve loss or unavailability of business-critical data and could require us to spend significant resources to mitigate and repair the breach, which in turn could compromise our growth and adversely affect our ability to attract, monetize or retain players. These risks could also subject us to liability under applicable security breach-related laws and regulations and could result in additional compliance costs, costs related to regulatory inquiries and investigations, and an inability to conduct our business.

Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing, and which could subject them to claims or otherwise harm our business.

We are subject to a variety of laws in the U.S. and abroad that affect our business, including state and federal laws regarding consumer protection, electronic marketing, protection of minors, data protection and privacy, intellectual property, export, and national security, which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to we are often uncertain and may be conflicting, particularly laws outside the U.S. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with our current practices and could have an adverse effect on our business. It is also likely that as our business grows and evolves and our games are played in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions or other jurisdictions may claim that we are required to comply with their laws and regulations.

We are potentially subject to a number of foreign and domestic laws and regulations that affect the offering of certain types of content, such as those depict violence. The interpretation of such laws and regulations may be ambiguous, still evolving, and could be interpreted in ways that harm our business or expose us to liability. In addition, there are ongoing academic, political, and regulatory discussions in the U.S., Europe, Australia, Brazil, and other jurisdictions regarding whether certain game genres, such as social casino, or certain game mechanics, such as “loot boxes,” should be subject to a higher level or different type of regulation than other game genres or mechanics to protect consumers, in particular minors and persons susceptible to addiction, and, if so, what such regulation should include. Class action suits have been filed in multiple states in the U.S. against publication platforms and publishers alleging online social casino games violate various anti-gambling laws since 2020. If new social casino regulations are imposed, or other regulations are interpreted to apply to our social casino games, certain, or all, of the casino-themed games may become subject to such rules and regulations and expose us to civil and criminal penalties if we do not comply. Additionally, loot box game mechanics have been the subject of increased public discussion—for example, Belgium and the Netherlands have recommended enforcement actions against certain companies, the U.S. Federal Trade Commission (“FTC”) held a public workshop on loot boxes in August 2019, at least one bill was introduced in the U.S. Senate that would regulate loot boxes in games marketed toward players under the age of 18, the United Kingdom’s Department for Digital, Culture, Media and Sport in September 2020 launched a call for evidence into the impact of loot boxes on in-game spending and gambling-like behavior, several class action suits have been filed in Brazil and in Canada against various companies for offering loot boxes in their games or platforms based in part on claims connecting or equating loot boxes to gambling, and politicians have cited loot boxes as an example of recent technology innovation where government regulation is needed. In some of our casino games, certain mechanics may be deemed as “loot boxes.” New regulations by the FTC, U.S. states, or other international jurisdictions, which may vary significantly across jurisdictions and which we may be required to comply with, could require that these game mechanics be modified or removed from games, increase the costs of operating the games, impact player engagement and monetization, or otherwise harm our business performance. It is difficult to predict how existing or new laws may be applied to these or similar game mechanics. If we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our games, which would harm our business, financial condition, and results of operations. In addition, the increased attention focused on liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business, financial condition, or results of operations.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in the U.S. and elsewhere that could restrict the online and mobile industries, including player privacy, advertising, taxation, content suitability, copyright, distribution, and antitrust. Furthermore, the growth and development of electronic commerce and virtual items may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as our conducting business through the Internet and mobile devices. We anticipate that scrutiny and regulation of the industry will increase, and we will be required to devote legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the marketing of in-app purchases, labeling of free-to-play games, or regulation of currency, banking institutions, unclaimed property, or money transmission may be interpreted to cover the games and the virtual currency, goods, or payments that we receive. If that were to occur, we may be required to seek licenses, authorizations, or approvals from relevant regulators, the granting of which may be dependent on our ability to mee certain capital and other requirements, and we may be subject to additional regulation and oversight, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the U.S. or elsewhere regarding these activities may lessen the growth of social game services and impair our business, financial condition, or results of operations.

The proper functioning of our technology systems and platforms is essential to their business. Any disruption to their information technology systems could materially affect their ability to maintain the satisfactory performance of their game publishing support services.

The proper functioning of our technology and analytics systems and platforms, such as the Game Version Control System, the Online Testing Detection and Auxiliary Management System, and the Game Development and Deployment Process Control Service System, is essential to improve the efficiency of the administrative processes and game publishing services. See “Item 4—Information on the Company—B. Business Overview—Technology.” The satisfactory performance, reliability, and availability of the information technology systems are critical to the ability to help developers generate textual and visual content and analyze testing data to better understand a game’s user acquisition costs, retention rates, conversion rates, and average revenue per user (“ARPU”) across different distribution channels. Our technology or infrastructure, however, may not function properly at all times. Any system interruptions caused by computer viruses, hacking, or other attempts to harm the systems could result in the unavailability or slowdown of our system or platforms and compromise the quality of the gaming publishing support services provided thereon. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions, which could lead to system interruptions, website or mobile application slowdown or unavailability, or loss of data. Any of such occurrences could cause severe disruption to our daily operations. As such, the reputation may be materially and adversely affected, our market share could decline, and could be subject to liability claims.

If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches, we could be subject to increased costs, liabilities, reputational harm, or other negative consequences, and we have no insurance coverage with respect to any such attacks or incidents.

Our information technology systems and platforms may be subject to cyber-attacks, viruses, malicious software, ransomware, break-ins, theft, computer hacking, phishing, employee error or malfeasance, or other security breaches. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated hacks. Experienced computer programmers and hackers may be able to penetrate our security controls and misappropriate or compromise sensitive proprietary or confidential information, including personal data, create system disruptions, or cause shutdowns. They also may be able to develop and deploy malicious software programs that attack our systems or otherwise exploit any security vulnerabilities. Our systems and the data stored on those systems also may be vulnerable to security incidents or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors, or other similar events that could negatively affect the systems and the data stored on or transmitted by those systems, including the data of our game players.

Although we have taken measures to protect sensitive data from unauthorized access, use, or disclosure, our protective measures may not be effective and information technology may still be vulnerable to attacks. In the event of such attacks, the costs to eliminate, investigate, and address the foregoing security threats and vulnerabilities before or after a cyber-incident could potentially be significant, and our remediation efforts may not be successful and could result in interruptions or delays of services. Moreover, as of the date of this Report, we do not maintain cyber-security insurance or insurance against breaches or loss of data or personal private information of users of our games. See “—Our current insurance policies do not provide adequate levels of coverage against claims we may incur, and in the case of an uninsured or underinsured claim we would be required to bear the costs of repair and recovery and/or potential liability for a wide variety of perils to which our business is exposed, including those relating to cyber-attacks and data breaches.” As threats related to cyber-attacks develop and grow, we may also find it necessary to take further steps to protect our data and infrastructure, which could be costly and therefore impact the results of operations. In the event that we are unable to prevent, detect, and remediate the foregoing security threats and vulnerabilities in a timely manner, our operations could be interrupted or we could incur financial, legal, or reputational losses arising from misappropriation, misuse, leakage, falsification, or intentional or accidental release or loss of information stored in the systems. The number and complexity of these threats continue to increase over time. Although we have not experienced any cyber-attacks or other privacy or data security incidents as of the date of this Report, and we inspect our systems on a regular basis to prevent these events from occurring, the possibility of these events occurring cannot be eliminated entirely.

We rely on app distribution platforms to distribute our mobile games and collect payments, including, in particular, Apple App Store and Google Play. If we were denied access to these app distribution platforms or if the terms of our revenue-sharing arrangements or other material aspects of the arrangements with these platforms were to change materially and adversely, our mobile games business would be adversely affected, and such change could materially and adversely affect our business, financial condition and results of operation.

App distribution platforms, such as Apple App Store and Google Play, are crucial to our business. We publish the mobile games primarily through these app distribution platforms. Substantially all of the revenue generated by the are processed by those platforms. We also rely on them to record gross billings, maintain the security of their platforms to prevent fraudulent activities, and provide certain user services. We believe that our games benefit from the strong brand recognition and large user base of these platforms. Since a significant portion of our revenue has been generated from our customers (namely, game players) who accessed their games through these platforms, our accounts receivable are derived mainly from sales through these two platforms. As of June 30, 2025, 2024 and 2023, Apple App Store and Google Play accounted for approximately 61% and 24%, 63% and 22%, and 66% and 20%, respectively, of our total accounts receivable balance.

If our collaboration with any of these third-party platforms terminates for any reason, we may not be able to find a replacement in a timely manner or at all, and the distribution of the games may be adversely affected. Any failure to maintain good relationships with such app distribution platforms for the distribution of the games could cause the number of our game downloads and activations to decrease, which could have a material adverse effect on our business, financial condition, and results of operations.

The arrangements with these third-party platforms’ are governed by their standard terms and conditions for application developers, which govern the content, promotion, distribution, and operation of games and other applications on their platforms, as well as the terms of the payment processing services provided by the platforms. Our business would be harmed if:

●	the platform providers discontinue or limit our access to their platforms;

●	governments or private parties, such as internet providers, impose bandwidth restrictions or increase charges or restrict or prohibit access to those platforms;

●	the platforms increase the fees they charge us;

●	the platforms modify their algorithms, communication channels available to developers, respective terms of service, or other policies;

●	the platforms decline in popularity;

●	the platforms adopt changes or updates to their technology that impede integration with other software systems or otherwise require us to modify our technology or update the games in order to ensure players can continue to access the games and content with ease;

●	the platforms block or limit access to the genres of games that we provide in any jurisdiction;

●	the platforms impose restrictions or spending caps or make it more difficult for players to make in-app purchases of virtual items;

●	the platforms change how the personal information of players is made available to developers or develop or expand their own competitive offerings; or

●	we are unable to comply with the platform providers’ terms of service.

If our platform providers do not perform their obligations in accordance with the platform agreements, we could be adversely impacted. For example, in the past, some of these platform providers have been unavailable for short periods of time, unexpectedly changed their terms or conditions, or experienced issues with their features that permit our players to purchase virtual items. Furthermore, any changes in the revenue-sharing arrangements that we have with those third-party app distribution platforms may materially impact our revenue and profitability. In addition, changes in the credit period or the settlement cycle terms of these platforms may materially and adversely affect the cash flow. These platforms may also experience security breaches or other issues with their functionalities. In addition, disputes with the platforms, such as disputes relating to intellectual property rights, distribution fee arrangements, and billing issues, may also arise from time to time and we cannot assure you that we will be able to resolve such disputes in a timely manner or at all.

In addition, we may lose app distribution platform due to a variety of factors, including our ability to comply with the rules and policies imposed by those platforms. See “—Non-compliance with rules, policies, and guidance established by app distribution platforms, either by us or third parties, including our game developer partners, could result in potential penalties and disruptions in their business, which may adversely affect our results of operations and financial performance.” Even though we have a strong record of performance, we cannot guarantee that we will continue to maintain the business cooperation with these significant app stores at the same level, or at all.

We rely on a few third-party app distribution platforms to distribute the games and collect revenue, and if our ability to do so is harmed, or such app distribution platforms change their policies in such a way that restricts our business, increases the expenses, or limits the information we derive from their mobile games, our business, financial condition, and results of operations could be adversely affected.

An app distribution platform provider may alter how mobile apps are labeled or marketed on its platform, change how the personal information of its users is made available to developers on its platform, limit the use of personal information for advertising purposes, restrict how users can share information on its platform or across platforms, or significantly increase the level of compliance or requirements necessary to use its platform.

For example, in April 2021, Apple started implementing its application tracking transparency framework that, among other things, requires users’ opt-in consent for certain types of tracking. While this transparency framework has not had a significant impact on our overall business, it may in the future, including with respect to the effectiveness of our advertising practices and/or our ability to efficiently generate revenue for our games. We and our third-party advertisement providers rely in part on identifier for advertisers (“IDFA”) to provide us with data that helps us better market and monetize mobile games. To the extent we or our third-party advertisement providers are unable to utilize IDFA or a similar offering, or if the transparency changes and any related opt-in or other requirements result in decreases in the availability or utility of data relating to mobile games, our marketing may not be as effective, we may not be able to continue to efficiently generate revenue from our mobile games, and our revenue and results of operations may be harmed.

Similarly, in February 2022, Google announced its Privacy Sandbox initiative for Android, a multi-year effort expected to restrict tracking activity and limit advertisers’ ability to collect app and user data across Android devices. Additionally, in May 2023, Google announced new Consent Management Platform (“CMP”) requirements for ads served in the EEA and the U.K., which will require, starting in January 2024, publishers using Google’s ad management platforms, including Google AdSense, Ad Manager, or AdMob, to utilize a CMP that has been certified by Google and integrated with the Interactive Advertising Bureau’s Transparency and Consent Framework when delivering ads to users in the EEA or the UK. If publishers do not adopt a Google-certified CMP within this timeframe, only limited ads will be eligible to serve in the EEA and UK. While to date these third-party platform privacy changes have had some impact on the discoverability of apps across these platforms and have had a relatively muted aggregate impact on our results of operations, the ultimate impact of these or any similar or future changes to the policies of Apple or Google may adversely affect our business, financial condition, and results of operations.

If we or our third-party advertising providers violate, or a distribution platform provider believes we or our third-party advertising providers have violated, a distribution platform’s terms of service, or if there is any change or deterioration in the relationship with such distribution provider, that platform provider could limit or discontinue the distribution of the mobile games on their platform, or limit or discontinue the access to their platform. In the event that third-party distribution platforms reduce the visibility or availability of the mobile games, our users’ ability to access the mobile games, our ability to monetize the mobile games, our business, financial condition, and results of operations could be adversely affected.

Non-compliance with rules, policies, and guidance established by app distribution platforms, either by us or third parties, including the game developer partners, could result in potential penalties and disruptions in their business, which may adversely affect our results of operations and financial performance.

We depend upon the app distribution platforms, such as Apple App Store and Google Play, to solicit, collect, and provide us with information regarding the games that is necessary for compliance with applicable laws and regulations in the local markets where the games are distributed. These distribution platform providers also establish their own rules, policies, and guidance to regulate all the applications available on their platforms, including guidance on copyright, licensing, information collection, storage, use, processing, transmission, sharing, and protection. Any failure or perceived failure by us, or by third parties with whom we work, such as the game developer partners, to comply with these platform-dictated rules, conduct, or technical features may result in platform-led investigations or enforcement actions, litigation, or public statements against us and/or our game developer partners, which in turn may result in significant liability or temporary or permanent suspension of our business activities with those platforms, cause our players to lose trust in them, adversely affect our ability to attract, monetize, or retain players, and otherwise adversely affect their business and reputation. As of the date of this Report, we have not received any inquiries, notices, warnings, fines, or penalties regarding noncompliance with such rules and guidance mandated by our collaborative app distribution platforms. However, since the platform-imposed rules and policies are subject to frequent updates, there is no guarantee that we, and the third parties with whom we work, including our current or future game developer partners, will consistently comply with these rules and policies. In the event of any noncompliance, regardless of its veracity, we may incur penalties, fines, or punishments, including the removal of the game apps from their app distribution platforms. As a result, our business operations, financial condition, and results of operations may be adversely affected.

Use of generative artificial intelligence tools may require additional investment and costs, and pose unique risks to our business and could subject us to legal liability.

Uncertainty around new and emerging AI applications, such as generative AI content creation, may require additional investment in the development of proprietary datasets and machine learning models, development of new approaches and processes to provide attribution or remuneration to content creators, and the development of systems that enable creators to exert more control over how their work is utilized in AI development, which may be costly and could impact our profit margin. Developing, testing, and deploying AI systems may also increase the cost profile of our offerings due to the nature of the computing costs involved in such systems.

We use generative AI tools in their business. Generative AI tools producing content that can be indistinguishable from that generated by humans is a relatively novel development, with benefits, risks, and liabilities still unknown. Recent decisions of the U.S. Copyright Office suggest that we would not be able to claim copyright ownership in any source code, text, images, or other materials that we develop through the use of generative AI tools, and the availability of such protections in other countries is unclear. As a result, we could have no remedy if third parties reused those same materials, or similar materials also generated by AI tools. In addition, we have little or no insight into the third-party content and materials used to train these generative AI tools, or the extent of the original works which remain in the outputs. As a result, we may face claims from third parties claiming infringement of their intellectual property rights of materials or content we believed to be available for use and not subject to license terms or other third-party proprietary rights. We could also be subject to claims from the providers of the generative AI tools, if we use any of the generated materials in a manner inconsistent with their terms of use.

Any of these claims could result in legal proceedings and could require us to purchase a costly license, or limit or cease using the implicated software, or other materials or content unless and until we can re-engineer such materials or content to avoid infringement or change the use of, or remove, the implicated third-party materials, which could reduce or eliminate the value of our game products and relevant service offerings. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, results of operations, financial condition, and future prospects.

If we fail to manage the growth or execute the strategies and future plans effectively, we may not be able to take advantage of market opportunities or meet the demand of their customers.

Our business has grown substantially since the inception, and we expect it to continue to grow in terms of scale and diversity of operations. For example, in order to diversify the revenue streams for future growth, we have begun investing in selected developer partners since December 2019, by acquiring equity stakes in the companies established by these development teams, to further solidify a long-term cooperation with them, who we believe have the potential to continue producing quality games. In addition, we endeavor to enlarge their developer partner base and diversify the game portfolio by actively sourcing new developers and game products. After 2023, as we plan to keep launching new products in the social casino game market, we also endeavor to explore new opportunities in casual and mid-core game genres, such as puzzle, match, simulation, RPG, and strategy games. This expansion increases the complexity of our operations and may cause strain on our managerial, operational, and financial resources. We must continue to hire, train, and effectively manage new employees. In the event that our new hires fail to perform as expected, or if we fail to hire, train, manage, and integrate new employees, our business, financial condition, and results of operations may be materially adversely affected. The expansion of our services will also require them to maintain consistency in the quality of their services so that the market reputation is not damaged by any deviations in quality, whether actual or perceived.

Our future results of operations also depend largely on our ability to execute our future plans successfully. In particular, our continued growth may subject us to the following additional challenges and constraints:

●	we face challenges in ensuring the productivity of a large employee base and recruiting, training, and retaining highly skilled personnel, including areas of game sourcing, game operations and marketing, and information technology for our growing operations;

●	we face challenges in responding to evolving industry standards and government regulation that impact our business and the mobile gaming industry in general;

●	we face technological or operational challenges as we implement our growth plans or strategies;

●	the execution of our future plans will be subject to the availability of funds to support the relevant capital investment and expenditures; and

●	the successful execution of our strategies is subject to factors beyond our control, such as general market conditions and global economic and political developments.

All of these endeavors involve risks and will require significant management, financial, and human resources. We cannot assure you that we will be able to effectively manage the growth or to implement the strategies successfully. There is no assurance that the investment to be made by us as contemplated under our future plans will be successful and generate the expected return. If we are not able to manage our growth or execute our strategies effectively, or at all, our business, results of operations, and prospects may be materially and adversely affected.

Unauthorized use of our intellectual property by third parties and expenses incurred in protecting their intellectual property rights may adversely affect their business, reputation, and competitive edge.

As of the date of this Report, we have registered 61 software copyrights in the PRC, 41 domain names in the PRC, and nine and two trademarks in the PRC and U.S., respectively. We regard the software copyrights, trademarks, domain names, and similar intellectual property as important to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-disclosure agreements to protect the proprietary rights. For details, please see “Item 4—Information on the Company—B. Business Overview—Intellectual Property.”

Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented, or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. While we publish games on the global market, we focus primarily on protecting the intellectual property rights in the PRC than anywhere else. Consequently, we may face challenges when defending the intellectual property rights outside the PRC. See “—We have not sought to register and do not have protection for the proprietary software, or the software and other intellectual property that we license from the developer partners, outside of China, notwithstanding that a majority of our business is conducted in North America and the EU.” In addition, confidentiality, invention assignment, and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect the intellectual property rights or to enforce our contractual rights in all jurisdictions.

Policing unauthorized use of our proprietary technology and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce their intellectual property rights. Future litigation could result in substantial costs and diversion of our resources and could disrupt our business, as well as materially adversely affect the financial condition and results of operations. Further, despite the potentially substantial costs, we cannot assure you that they will prevail in such litigation.

Third parties may claim that we infringe their proprietary intellectual property rights, which could cause us to incur significant legal expenses and prevent us from promoting their services.

We cannot be certain that our operations or any aspects of the business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how, or other intellectual property rights held by third parties. We may from time to time in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how, or other intellectual property rights that are infringed by our game products or technology and analytics tools or infrastructure utilized in the data-driven publishing support services. There could also be existing intellectual property of which we are not aware that our products and services may inadvertently infringe.

If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits. Additionally, the application and interpretation of intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how, or other intellectual property rights are evolving and may be uncertain, and we cannot assure you that courts or regulatory authorities would agree with our analysis. Such claims, even if they do not result in liability, may harm our reputation. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of their own. As a result, our business and financial performance may be materially and adversely affected.

Non-compliance with laws and regulations on the part of any third parties with which we conduct business could expose us to legal expenses, compensation to third parties, penalties, and disruptions of our business, which may adversely affect their results of operations and financial performance.

Third parties with which we conduct business, including third-party digital marketing service providers/platforms, may be subject to regulatory penalties or punishments because of their regulatory compliance failures or infringement upon other parties’ legal rights, which may, directly or indirectly, disrupt our business. We cannot be certain whether such third party has violated any regulatory requirements or infringed or will infringe on any other parties’ legal rights, which could expose them to legal expenses or compensation to third parties, or both.

We, therefore, cannot rule out the possibility of incurring liabilities or suffering losses due to any non-compliance by third parties. There is no assurance that we will be able to identify irregularities or non-compliance in the business practices of third parties with which we conduct business, or that such irregularities or non-compliance will be corrected in a prompt and proper manner. Any legal liabilities and regulatory actions affecting third parties involved in our business may affect our business activities and reputation, and may in turn affect our business, results of operations and financial performance.

Moreover, regulatory penalties or punishments against our business stakeholders, such as the game developer partners, whether or not resulting in any legal or regulatory implications upon us, may nonetheless cause business interruptions or even suspension of these business stakeholders, and may result in abrupt changes in their business emphasis, such as changes in advertising and/or ad inventory offering strategies, any of which could disrupt our usual course of business with them and result in material negative impact on the business operations, results of operation, and financial condition.

Future acquisitions may have an adverse effect on our ability to manage our business.

We may acquire businesses, technologies, services, or products that are complementary to their existing game publishing businesses. Future acquisitions may expose us to potential risks, including risks associated with the integration of new operations, services, and personnel, the diversion of resources from our existing businesses, failure to achieve expected growth by the acquired businesses, and the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, or the potential loss of or harm to relationships with both employees and customers resulting from their integration of new businesses.

In addition, we may be unable to identify appropriate acquisition or strategic investment targets when it is necessary or desirable to make such acquisition or investment to remain competitive or to expand our business. Even if we identify an appropriate acquisition or investment target, we may face challenges in successfully negotiating favorable terms of the acquisition or investment and financing the proposed transaction. We may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities could result in additional dilution to our shareholders. If any one or more of the aforementioned risks associated with acquisitions or investments materialize, the acquisitions or investments may not be beneficial to us, which in turn may materially and adversely affect our business, financial condition, and results of operations.

A decline in general economic conditions or a disruption of financial markets may affect entertainment and gaming markets or the discretionary income of consumers, which in turn could adversely affect our profitability.

Our operations and profitability are directly or indirectly affected by general economic conditions and, in particular, conditions that have a direct impact on the demand for entertainment and leisure activities. A decline in general economic conditions could reduce the level of discretionary income that players have to spend on mobile games, which could negatively impact our revenue. The revenue generated from a particular mobile game could be affected directly by declines in consumer spending more broadly, resulting in a reduction in revenue we receive through income-sharing and/or profit-sharing arrangements with our cooperative game development teams. In addition, adverse economic conditions, including volatility and disruptions in financial markets, may also affect other stakeholders or investors in this arena, thereby potentially affecting their ability to cooperate with us.

We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.

Our business may be negatively impacted by the fear of, exposure to, or actual effects of, a disease outbreak, epidemic, pandemic, or similar widespread public health concern, including travel restrictions or recommendations or mandates from governmental authorities as a result of the COVID-19 pandemic, the threat of the virus, or the emergence of any variants. During the fiscal year ended June 30, 2022, our business was moderately impacted by the COVID-19 pandemic. Specifically, a new COVID-19 subvariant (Omicron) outbreak hit China in March 2022, spreading more quickly and easily than previous strains. We temporarily closed the Shanghai office starting from April 2022, as required by the local authorities in Shanghai, and had their employees located in Shanghai work remotely. Starting from June 2022, we reopened the Shanghai office, and both the management and business activities returned to normal. As a result of some employees working remotely and others taking sick leave occasionally, our ability to maintain a stable customer relationship was moderately compromised. During the fiscal year ended June 30, 2023, our business was moderately impacted by the COVID-19 pandemic for the same reason, as some of our employees experienced occasional lockdowns and quarantines in the first half of the fiscal year ended June 30, 2023. Since the end of 2022, the Chinese government has eased the COVID-19 restrictions. As a result, we gradually recovered from the negative impact of the COVID-19 pandemic on their results of operations. During the fiscal years ended June 30, 2025, 2024 and 2023, the COVID-19 pandemic did not have a material impact on our financial positions and operating results. However, there is no assurance that a disease outbreak, such as the COVID-19 pandemic and any similar natural disasters will not occur in the future. The extent to which such natural diseases may impact we will depend on future developments, which are highly uncertain and cannot be predicted, including the duration, severity, and recurrence of any such disease outbreak, the effectiveness of mitigation strategies, and third-party actions taken to contain its spread and mitigate its public health effects. Any of these factors may materially and adversely affect our business, financial condition, and results of operations.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, prospects, financial condition, and results of operation.

The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. There have been concerns over the downturn in economic output caused by the COVID-19 pandemic. It is unclear whether these challenges will be contained and what effects they each may have. Economic conditions in regions where we operate or may seek to operate are sensitive to global economic conditions. In particular, there have been signs that the rate economic growth is declining in some of the regions where we operate or may seek to operate. Any prolonged slowdown in economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence, and dramatic changes in business and consumer behaviors. Credit risks of customers and suppliers and other counterparty risks may also increase. Our revenue depends in part on discretionary consumer spending and is also exposed to adverse changes in general economic conditions. In response to the perceived uncertainty in economic conditions, players may opt to postpone, reduce, or cease their spending on our games and our results of operations may be materially and adversely affected.

Any negative publicity about us, our services, and our management may materially and adversely affect the reputation and business.

We may from time to time receive negative publicity about us, the management, or the business. Certain of such negative publicity may be the result of malicious harassment or unfair competition acts by third parties. We may even be subject to government or regulatory investigation (including those relating to game content alleged to be illegal) as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to defend ourselves against such third-party conduct, and we may not be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Harm to our reputation and confidence of players in our mobile games can also arise for other reasons, including misconduct of our employees or any third-party business partners with whom we conduct business. Our reputation may be materially and adversely affected as a result of any negative publicity, which in turn may cause us to lose market share, game players, cooperative development teams, and other business partnerships.

We may be adversely affected by the effects of inflation and a potential recession.

Global inflation has adversely affected, and may continue to affect, our liquidity, business, financial condition, and results of operations by increasing our overall cost structure, particularly if we are unable to increase the prices we charge the players commensurately. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, increased costs of labor, weakening exchange rates and other similar effects. As a result of inflation, we have experienced and may continue to experience, cost increases. In addition, poor economic and market conditions, including a potential recession, may negatively impact the research and development investments and consumer spending levels and willingness, which would adversely affect our operating income and results of operations. If we are unable to take effective measures in a timely manner to mitigate the impact of the inflation as well as a potential recession, the business, financial condition, and results of operations could be adversely affected.

If we fail to attract, recruit, or retain their key personnel, including their executive officers, senior management, and key employees, our ongoing operations and growth could be affected.

Our success also depends, to a large extent, on the efforts of our key personnel, including Mr. Feng Xie, our founder and director, senior management, and other key employees who have valuable experience, knowledge, and connection in the mobile gaming industry. We do not carry, and do not intend to procure, key person insurance on any of the senior management team. There is no assurance that these key personnel will not voluntarily terminate their employment with us. The loss of any of key personnel could be detrimental to ongoing operations. Our success will also depend on an ability to attract and retain qualified personnel to manage our existing operations as well as the future growth. We may not be able to successfully attract, recruit, or retain key personnel, and this could adversely impact the financial condition, operating results, and business prospects.

We may from time to time be subject to claims, controversies, lawsuits, and legal proceedings, which could adversely affect their business, prospects, results of operations, and financial condition.

Our company and we may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. However, claims and threats of lawsuits are subject to inherent uncertainties, and We are uncertain whether any of these claims would develop into a lawsuit. Lawsuits, or any type of legal proceeding, may cause us to incur defense costs, utilize a significant portion of our resources, and divert management’s attention from day-to-day operations, any of which could harm the business. Any settlements or judgments against us could have a material adverse impact on the financial condition, results of operations, and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in a material adverse impact on us.

We have not sought to register and do not have protection for the proprietary software, or the software and other intellectual property that we license from the developer partners, outside of China, notwithstanding that a majority of our business is conducted in North America and the EU.

As of the date of this Report, while we have applied for the registration of intellectual property rights for our significant technologies and self-developed software in the PRC, we have not applied for or obtained registration of the proprietary software or the intellectual property we license from the developer partners in any jurisdiction within the European Union (“EU”) or North America, where our business is primarily conducted. This presents several risks to our business. The absence of international intellectual property protection exposes us to potential infringements, legal disputes, and competitive challenges. Our proprietary or licensed software copyrights and other related intellectual property rights could be challenged, invalidated, circumvented, or misappropriated. Moreover, third parties may assert that we are infringing their rights, and we may not be successful in defending these claims without incurring substantial expenses to us and a significant diversion of management time and attention from business strategy. While we plan to address these concerns as we expand, there is no assurance that we will succeed in securing the necessary protection or avoiding disputes, which could materially impact the business, financial condition, and results of operations.

Our current insurance policies do not provide adequate levels of coverage against claims we may incur, and in the case of an uninsured or underinsured claim we would be required to bear the costs of repair and recovery and/or potential liability for a wide variety of perils to which our business is exposed, including those relating to cyber-attacks and data breaches.

We maintain a general public liability insurance for one of our PRC Subsidiaries, Shanghai Kuangre, but have no general public liability insurance coverage for our other subsidiaries, including we engaged in the game publishing business. The insurance coverage is insufficient to protect us against most losses. For example, we do not maintain directors and officers liability insurance, group comprehensive life insurance for employees, property insurance, or business disruption insurance. Neither do we maintain cyber-security insurance or insurance against breaches or loss of data or personal private information of users of our games. As a result, we do not have any insurance coverage that would compensate us if a public or private claim is brought against us claiming a failure to adequately protect privacy and data. The absence of insurance protection places us at risk of incurring substantial costs and expenses for repair, recovery, and potential legal liabilities in the event of unforeseen events. If we incur any loss that is not covered by insurance policies, or if the compensated amount is significantly less than the actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

Risks Relating to Doing Business in the PRC

Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC Subsidiaries or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause our PRC Subsidiaries to make material changes to their operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our PRC Subsidiaries to operate in China may be impaired by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, foreign investment limitations, and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts for us to ensure our PRC Subsidiaries’ compliance with such regulations or interpretations. As such, we could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government for continued listing on U.S. exchanges in the future, and even when such permission is obtained, whether it will be later denied or rescinded. Although we believe we are currently not required to obtain permission from any Chinese authorities and have not received any notice of denial of permission for continued listing on the U.S. exchange as of the date of this Report, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission for continued listing on U.S. exchanges may be later rescinded.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of our PRC Subsidiaries at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC Subsidiaries, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China. Our PRC Subsidiaries are subject to various PRC laws and regulations generally applicable to companies in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, however, the interpretations of many laws, regulations, and rules are not always uniform and enforcement of these laws, regulations, and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies, internal rules, and regulations (some of which are not published in a timely manner or at all) that may have retroactive effect and may change quickly with little advance notice. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject our PRC Subsidiaries to additional compliance requirements in the future.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law” (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three business days following their submission of initial public offerings or listing applications. The issuer, after offering or listing overseas, will be under an obligation to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. Except for the requirement for such CSRC filing under the Trial Measures, which has already been obtained on November 21, 2024 in connection with our business combination and listing, as of the date of this Report, neither we nor our PRC Subsidiaries have received any inquiry, notice, warning, or sanction regarding our overseas listing from any other PRC governmental authorities.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and became effective on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (i) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (ii) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by PRC domestic companies to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

Given the Chinese government’s significant oversight and discretion over the conduct of our business, the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations at any time as the government deems appropriate to further regulatory, political, and societal goals, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

The Chinese government has recently published new policies that significantly affected certain industries such as the education and Internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding the adult education supporting service industry that could adversely affect our business, financial condition, and results of operations. Furthermore, if China adopts more stringent standards with respect to certain areas such as environmental protection or corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. Certain areas of the law, including intellectual property rights and confidentiality protections, in China may also not be as effective as in the United States or other countries. In addition, our we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors.

Our securities may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list our securities on a non-U.S. exchange or that a market for our securities will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list or continuously list on a foreign exchange, could adversely impact our business.

On September 24, 2024, the CAC published the Regulations on the Network Data Security Administration (the “Security Administration”), which came into effect on January 1, 2025. The Security Administration provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the relevant Cyberspace Administration of the PRC.

On December 28, 2021, 13 governmental departments of the PRC, including the CAC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to critical information infrastructure operators (the “CIIOs”) that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of more than one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

The PRC Data Security Law, which was promulgated by the SCNPC on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the People’s Republic of China (the “Personal Information Protection Law”), which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021.

As of the date of this Report, we have not received any notice from any authorities identifying any of our PRC Subsidiaries as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. Our operations and continued listing are not expected to be affected by, or subject to, cybersecurity review by the CAC under the Cybersecurity Review Measures, given that we are not (i) online platform operators engaging in data processing activities that affect or may affect national security; (ii) critical information infrastructure operators purchasing cyber products or services that affect or may affect national security; or (iii) online platform operators with personal information data of more than one million users. There remains possibility of changes, however, as to how the Cybersecurity Review Measures and the Security Administration Regulations will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Regulations. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on it. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operations or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to us and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong.

Relevant PRC laws and regulations permit our PRC Subsidiaries to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, each of our PRC Subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The companies in the PRC are also required to further set aside a portion of their after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. Furthermore, in order for us to pay dividends to its shareholders, it will rely on payments made from Shanghai Kuangre (as defined below), Chongqing Haohan (as defined below), and Gamepromo (as defined below) as dividends from these subsidiaries and the distribution of such payments to Gamehaus BVI (as defined below) as dividends from Gamehaus HK (as defined below), and then the distribution of such payments to our company as dividends from Gamehaus BVI. If Shanghai Kuangre, Chongqing Haohan, Gamepromo, or their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a tax resident enterprise of the PRC for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

As of the date of this Report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into, and out of Hong Kong (including funds from Hong Kong to mainland China), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on its results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), which became effective in January 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In April 2009, the State Administration of Taxation (the “SAT”) issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management, or “SAT Circular 82,” which was amended in December 2017. SAT Circular 82 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation, and management; financial and personnel decision-making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. In addition to SAT Circular 82, the SAT issued the Measures for the Administration of Enterprise Income Tax of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises (for Trial Implementation), or “SAT Bulletin 45,” which took effect in September 2011 and was amended in April 2015, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups, or by PRC or foreign individuals.

A PRC resident enterprise for PRC enterprise income tax purpose will be subject to the uniform 25% enterprise income tax on worldwide income. In addition, it will also be subject to PRC enterprise income tax reporting obligations. If we are deemed to be resident enterprise in the PRC, dividends payable by us to our investors and gains on the sale of its shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Class A Ordinary Shares. Although up to the date of this Report, we have not been notified or informed by the PRC tax authorities that we have been deemed to be resident enterprises for the purpose of the EIT Law, there is no assurance that we or our PRC Subsidiaries will not be deemed to be resident enterprises in the future.

Chinese regulatory authorities could disallow our holding company structure, which may result in a material change in its operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

As of the date of this Report, we indirectly hold the equity of our PRC Subsidiaries through Gamehaus HK. Although the PRC government has increasingly open attitude towards absorbing foreign investment in general, it still implements the Special Administrative Measures for Access of Foreign Investments (the “Negative List”). Under the Negative List, foreign investors shall not invest in any forbidden fields stipulated in the Negative List and shall meet the conditions stipulated in the Negative List before investing in any restricted fields. As of the date of this Report, since we distribute mobile games created by its developer partners across the countries and territories outside mainland China and our PRC Subsidiaries do not distribute mobile games in mainland China, our current services and operations in China are unlikely to be restricted or prohibited by the Negative List. If the business of our PRC Subsidiaries is deemed as a restricted or prohibited business based on the Negative List, our corporate structure may be considered illegal and required to be restructured by the Chinese government, which may adversely affect our operations and the value of our securities.

On July 4, 2014, SAFE issued the SAFE Circular 37, which requires PRC residents, including PRC individuals and institutions, to register with SAFE or its local branches in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents must update their foreign exchange registrations with SAFE or its local branches when the offshore special purpose vehicles in which such residents directly hold equity interests undergo material events relating to any changes of basic information (including changes of such PRC individual shareholders, names, and operation terms), increases or decreases in investment amount, share transfers or exchanges, or mergers or divisions. As of the date of this Report, most of our shareholders have completed SAFE Circular 37 Registration and are in compliance. Some of our beneficial owners, who are PRC residents, are currently processing SAFE Circular 37 Registration. We have asked shareholders who are PRC residents to make the necessary applications and filings as required by SAFE Circular 37. We attempt to comply and ensure that, our shareholders who are subject to these rules comply with the relevant requirements. However, we may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and therefore, we may not be able to identify all our shareholders or beneficial owners who are PRC residents to ensure their compliance with the SAFE Circular 37 or other related rules. In addition, there is no assurance that all such shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain, or update any applicable registrations or comply with other requirements required by the SAFE Circular 37 or other related rules in a timely manner. Even if such shareholders and beneficial owners who are PRC residents comply with such request, there is no assurance that they will successfully obtain or update any registration required by the SAFE Circular 37 or other related rules in a timely manner. If any of such shareholders who is a PRC resident, as determined by SAFE Circular 37, fails to fulfill the required foreign exchange registration, it will be deemed illegal for such shareholder to directly or indirectly hold our equity under the PRC laws. Furthermore, if PRC authorities disallow such shareholder to own our equity, our PRC Subsidiaries may be prohibited from distributing dividends to us or from carrying out other subsequent cross-border foreign exchange activities, and we may be restricted in our ability to contribute additional capital to our PRC Subsidiaries, which may adversely affect our operations and the value of the securities we are registering for sale.

Furthermore, if future laws, administrative regulations, or provisions mandate further actions to be taken by us or our PRC Subsidiaries with respect to our existing corporate structure, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our corporate structure, resulting in a material change in its operations and/or a material change in the value of our Class A Ordinary Shares, including that it could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

Because some of our operations are in China, our business is subject to a certain degree of the complex and rapidly evolving laws and regulations there.

As a company having business operations in China through our PRC Subsidiaries, we are subject to the laws and regulations of China, which can be complex and evolve rapidly. The application, interpretation, and enforcement of new and existing laws and regulations in the PRC may change in the future. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	result in negative publicity or increase our operating costs in China;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties, and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders to modify or even cease our business practices in China.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business in China and could require us to change certain aspects of our business to ensure compliance, could increase costs and expenses, require us to obtain more licenses, permits, approvals, or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition, and results of operations could be adversely affected and the value of our securities could significantly decline.

Possibility of changes with respect to the interpretation and implementation of the PRC Foreign Investment Law and Implementation Regulations may affect our corporate governance.

On January 1, 2020, the PRC Foreign Investment Law (the “Foreign Investment Law”) and the Regulations for Implementation of the Foreign Investment Law (the “Implementation Regulations”), came into effect and replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules. Since the Foreign Investment Law and the Implementation Regulations are relatively new, possibility of changes still exists in relation to its interpretation and implementation. The Foreign Investment Law and the Implementation Regulations may affect our relevant corporate governance practices and increase our compliance costs. For instance, the Foreign Investment Law and the Implementation Regulations require that foreign-invested enterprises established before the Foreign Investment Law became effective have five years to complete the necessary adjustments to their organization form, governance structure, and other required matters to comply with the PRC Company Law, the Partnership Enterprise Law, and other laws. The PRC Company Law significantly differs from the Sino-foreign Equity Joint Venture Enterprise Law and the Sino-foreign Cooperative Joint Venture Enterprise Law. These differences include, but are not limited to, an enterprise’s highest authority, minimum number of directors, quorum, term of directors, voting mechanisms, profit distributions and equity transfer restrictions. According to the Implementation Regulations, the provisions regarding equity interest transfer and distribution of profits or remaining assets may remain the same as previously provided in the contracts among the joint venture parties of a foreign-invested enterprise. Uncertainties still exist with respect to the specific adjustments foreign-invested enterprises must make. The local branch of the SAMR may, at its discretion, require our PRC Subsidiaries to make necessary adjustments to their articles of association and other filing documents to comply with the PRC Company Law and the Partnership Enterprise Law, as applicable.

In addition, the Foreign Investment Law and the Implementation Regulations impose information reporting requirements on foreign investors and foreign-invested enterprises. Any foreign investors or foreign-invested enterprises found to be non-compliant with these reporting obligations may be subject to fines or administrative liabilities.

As advised by our PRC counsel, since we distribute mobile games created by its developer partners across the countries and territories outside mainland China and its PRC Subsidiaries do not distribute mobile games in mainland China, our current services and operations in China are unlikely to be restricted or prohibited by the Foreign Investment Law. However, it is not known whether any additional laws or regulations promulgated pursuant to the Foreign Investment Law and the Implementation Regulations will have a material adverse effect on our business, financial condition, and results of operations.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC Subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issues Relating to Foreign Exchange Control for Overseas Investment and Financing and Roundtripping by PRC Residents through Special Purpose Vehicles (“SAFE Circular 37”) in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released in February 2015 by SAFE, as amended in December 2019 (“SAFE Circular 13”), local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015.

As of the date of this Report, most of our shareholders have completed SAFE Circular 37 Registration and are in compliance. Some of our beneficial owners, who are PRC residents, are currently processing SAFE Circular 37 Registration. We have asked our shareholders who are PRC residents to make the necessary applications and filings as required by SAFE Circular 37. We attempt to comply and ensure that our shareholders who are subject to these rules comply with the relevant requirements. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel their beneficial owners to comply with SAFE registration requirements. As a result, we cannot provide any assurances that all of our current and future shareholders who are PRC residents will comply with our request to make or obtain any applicable registration or comply with other requirements required by SAFE Circular 37 or other related rules. Failure by such shareholders or beneficial owners to comply with SAFE regulations could subject us to fines or legal sanctions, restrict our investment activities outside China or affect our ownership structure, which could adversely affect our business and prospects. See “— Chinese regulatory authorities could disallow our holding company structure, which may result in a material change in its operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.”

Restrictions on our subsidiaries in the PRC and Hong Kong on paying dividends or making other payments to us under existing or new laws and regulations of the PRC may restrict our ability to satisfy our liquidity requirements.

Dividend payments from our PRC Subsidiaries in the future are subject to various restrictions under PRC laws and regulations in force at the time and could be subject to additional restrictions under new PRC laws and regulations that may come into effect in the future. Current PRC regulations permit our PRC Subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC Subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that withholding tax at the rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated. Furthermore, if our PRC Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. Due to these restrictions and additional restrictions that may be imposed under new PRC laws and regulations that may come into effect in the future, cash and/or non-cash assets held by our PRC Subsidiaries may not be available to fund our foreign currency needs or any foreign operations that we may have in the future or for other uses outside of the PRC.

Based on the experience of our management team, we do not believe that remittance of cash and/or non-cash assets is subject to the aforementioned interventions, restrictions, and limitations by the PRC government or similar interventions, restrictions, or limitations, nor do we believe such interventions, restrictions, and limitations will be imposed on it or any future subsidiary that it may have in the foreseeable future. To the extent that our cash and/or non-cash assets or any cash and/or non-cash assets held by our subsidiaries are subject to the aforementioned interventions, restrictions and limitations by the PRC government, then, as a result of such interventions, restrictions and limitations, such cash/assets may not be available to be used to pay dividends to us and to fund the operations of our subsidiaries outside of China.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC operating subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner.

We are a Cayman Islands holding company and a certain portion of our operations are conducted through our operating subsidiaries. The ability of our operating subsidiaries to make dividend and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations.

In particular, under the PRC law, each of our PRC operating subsidiaries may only pay dividends after 10% of its net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of its registered capital. In addition, the profit available for distribution from our PRC operating subsidiaries is determined in accordance with generally accepted accounting principles in the PRC. This calculation may differ if it were performed in accordance with U.S. GAAP. As a result, we may not have sufficient distributions from our PRC operating subsidiaries to enable necessary profit distributions to our shareholders in the future, which would be based upon our financial statements prepared under U.S. GAAP.

Distributions by our PRC operating subsidiaries to us other than as dividends may be subject to governmental approval and taxation. Any transfer of funds from our company to our PRC operating subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of PRC governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. These limitations on the free flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market conditions in a timely manner.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation.

U.S. public companies that have a substantial majority of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S.-listed Chinese companies sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of our Class A Ordinary Shares. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time-consuming and could distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Class A Ordinary Shares.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of the Business Combination to make loans or additional capital contributions to our PRC Subsidiaries, which could adversely affect their liquidity and their ability to fund and expand their business.

We are an offshore holding company with some of our operations conducted in China. We may make loans to our PRC Subsidiaries subject to the approval, registration, and filing with governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to PRC Subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to foreign exchange loan registrations with the National Development and Reform Commission, or the NDRC, and SAFE or its local branches. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of Chongqing Haohan and Shanghai Kuangre, and dividends payable by Chongqing Haohan and Shanghai Kuangre to our Gamehaus HK may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to the Double Tax Avoidance Arrangement, a withholding tax rate of 10% may be lowered to 5% if the enterprise in mainland China is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws.

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” which became effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities. Our PRC Subsidiaries are owned by Gamehaus HK. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our Chongqing Haohan and Shanghai Kuangre to Gamehaus HK, in which case, we would be subject to the higher withdrawing tax rate of 10% on dividends received.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, there is no assurance that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans by us to our PRC Subsidiaries or with respect to future capital contributions by us to our PRC Subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

We are subject to various evolving Hong Kong laws and regulations regarding data security or antimonopoly, which could subject them to government enforcement actions and investigations, fines, penalties, and suspension or disruption of their operations.

Our incorporated in Hong Kong (the “Hong Kong subsidiaries”), including Gamehaus HK, Gamepromo, and Dataverse, operate in Hong Kong and are thus subject to laws and regulations in Hong Kong in respect of data privacy, data security, and data protection. The main legislation in Hong Kong concerning data security is the PDPO, which regulates the collection, usage, storage, and transfer of personal data and imposes a statutory duty on data users to comply with the six data protection principles contained therein. Pursuant to section 33 of the PDPO, the PDPO is applicable to the collection and processing of personal data if such activities take place in Hong Kong, or if the personal data is collected by a data user whose principal place of business is in Hong Kong. As of the date of this Report, we believe that our Hong Kong subsidiaries have complied with the laws and requirements in respect of data security in Hong Kong, and that (i) neither our directors nor the Hong Kong subsidiaries has been involved in any litigation or regulatory action relating to breach of the PDPO; and (ii) neither our directors nor the Hong Kong subsidiariesis aware of any non-compliance incidents relating to breach of the PDPO since the date of incorporation of our Hong Kong subsidiaries. Since the majority of our users are located in Europe and North America and the majority of our revenue was derived from European and North American markets, and since our Hong Kong subsidiaries do not directly engage in data collection or processing activities in Hong Kong, we believe that the incumbent data security statutory requirements under Hong Kong laws do not materially affect our business. However, the laws on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to consequences, including, but not limited to, government enforcement actions and investigations, fines, penalties, and suspension or disruption of our business operations.

The Competition Ordinance (Cap. 619 of the Laws of Hong Kong) prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting, or distorting competition in Hong Kong. It provides for general prohibitions in three major areas of anti-competitive conduct described as the first conduct rule, the second conduct rule, and the merger rule. The first conduct rule prohibits undertakings from making or giving effect to agreements or decisions or engaging in concerted practices that have as their object or effect the prevention, restriction, or distortion of competition in Hong Kong. The second conduct rule prohibits undertakings that have a substantial degree of market power in a market from engaging in conduct that has as its object or effect the prevention, restriction, or distortion of competition in Hong Kong. The merger rule prohibits mergers that have or are likely to have the effect of substantially lessening competition in Hong Kong. The scope of application of the merger rule is limited to carrier licenses issued under the Telecommunications Ordinance (Cap. 106 of the Laws of Hong Kong). As of the date of this Report, we believe that we have complied with all three areas of anti-competition laws and requirements in Hong Kong. Our Hong Kong subsidiaries have not engaged in any concerted practices that have an object or effect to prevent, restrict, or distort competition in Hong Kong. Additionally, we do not possess a substantial degree of market power in the Hong Kong market that could trigger the second conduct rule. The merger rule is equally not applicable to us since we do not hold any carrier license issued under the Telecommunications Ordinance.

The data security or antimonopoly laws and regulations in Hong Kong do not restrict our ability to accept foreign investment or impose limitation on its ability to continuously list on any U.S. stock exchange under Hong Kong laws and regulations.

Increases in labor costs may adversely affect our business and profitability.

The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

There is no assurance that the employment practices of our subsidiaries do not and will not violate labor-related laws and regulations, which may subject our PRC Subsidiaries to labor disputes or government investigations. If any of our subsidiaries are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, and, in such case, our financial condition, and results of operations could be materially and adversely affected.

Our PRC Subsidiaries have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject them to penalties.

According to the PRC Social Insurance Law and the Administrative Regulations on the Housing Funds, companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance (collectively known as “social insurance”), and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees.

Our PRC Subsidiaries have not made adequate social insurance and housing fund contributions for all employees, and they may be required to make up for the shortfall in the social insurance contributions as well as to pay late fees at the rate of 0.05% per day of the outstanding amount from the due date. If they fail to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities will impose a fine of one to three times the outstanding amount upon them. With respect to housing fund plans, our PRC Subsidiaries may be required to pay and/or deposit housing funds in full and on time within the prescribed time limit. If they fail to do so, relevant authorities could impose a fine of not less than RMB10,000 nor more than RMB50,000 and file applications to competent courts for compulsory enforcement of payment and deposit. We have not made accruals for the expected amounts owed, including late fees and fines that may be imposed by the relevant local government authorities in the financial statements. Our PRC Subsidiaries have paid social insurance and housing fund for several employees through a third-party agency. Since the third-party agency is not the factual employer of these employees, our PRC Subsidiaries may be required to pay the social insurance and housing fund again for these employees by themselves and compensate the employees for their loss arising from our failure to paying the social insurance and housing fund by themselves. There are a number of policies providing that local governmental authorities shall act carefully to avoid burdensome measures over the small- and medium-size entities. For example, pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums, promulgated by the Ministry of Human Resources and Social Security on September 21, 2018, local authorities are prohibited from recovering the unpaid social insurance premiums from enterprises without permission in a centralized manner. Although neither of our PRC Subsidiaries have received any inquiry, notice, warning, or sanctions regarding such late fees or fines, the interpretation and implementation of labor-related laws and regulations are still constantly evolving which may be further amended from time to time. If the relevant PRC authorities determine that any of our PRC Subsidiaries shall make supplemental social insurance and housing fund contributions or that they are subject to fines and legal sanctions in relation to their failure to make social insurance and housing fund contributions in full for their employees, their business, financial condition, and results of operations may be adversely affected.

Our PRC Subsidiaries have not completed lease registration with relevant PRC government authorities for the properties leased in the PRC, which may expose them to potential fines.

Under PRC laws, all lease agreements are required to be registered with the local land and real estate administration bureau. Although failure to do so does not in itself invalidate the leases, the leases may not be able to defend these leases against bona fide third parties and may also be exposed to potential fines if they fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities.

The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. As of the date of this Report, the lease agreements of our PRC Subsidiaries have not been registered with relevant governmental authorities. In the event that any fine is imposed on our PRC Subsidiaries for their failure to register their lease agreements, our PRC Subsidiaries may not be able to recover such losses from the lessors. However, as the fines, if any, will be minor, the business and financial results of our PRC Subsidiaries will not be materially affected.

We may be required to register our business premises outside of our registered residence addresses as branch offices under PRC law.

Under PRC law, a company doing business at a fixed venue outside its registered residence address is required to register with the local branch of the SAMR where the business premise is located, and to set up a branch office and obtain required business licenses. Shanghai Kuangre leases office and carries out business activities in Xi’an City, but it has not been able to complete the registration and establish a branch office in Xi’an City. If relevant PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income, and suspension of operation, and the business, results of operations, and financial condition could thus be adversely affected.

Risks Relating to Our Class A Ordinary Shares and the Trading Market

As a public company, we incur higher costs as compared to when we were a private company.

We incur significant additional legal, accounting, insurance, and other expenses, including costs associated with public company reporting requirements that we did not incur as a private company. We incur higher costs associated with complying with the requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform, and the Consumer Protection Act, and related rules implemented by the SEC and Nasdaq. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these laws and regulations to increase our legal and financial compliance costs and to render some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. We may need to hire more employees or engage outside consultants to comply with these requirements in the future, which may increase our costs and expenses. These laws and regulations could make it more difficult or costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A Ordinary Shares, fines, sanctions, and other regulatory action and potentially civil litigation.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

In preparing our consolidated financial statements as of and for the fiscal years ended June 30, 2025, 2024 and 2023, several material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies, were identified. The material weaknesses identified included (i) a lack of sufficient skilled staff with U.S. U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as a lack of formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; and (ii) a lack of internal audit function to establish formal risk assessment process and internal control framework. To remedy the identified material weaknesses, we have adopted and will adopt further measures to improve our internal control over financial reporting. We have implemented, and plans to continue to develop, a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work control in place. We have recruited staff with knowledge of U.S. GAAP and SEC regulations in our finance and accounting department. We have also supplemented and enhanced internal training and development programs for financial reporting personnel as well as appointing independent directors, establishing an audit committee, and strengthening corporate governance. Additionally, when entering into complex transactions, we will utilize a third-party consultant for accounting services as additional resources. However, we cannot assure you that these measures may fully address the material weaknesses and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act (“Section 404”) requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company,” as defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, since we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to an increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our consolidated financial statements from prior periods.

We may or may not pay cash dividends in the foreseeable future.

Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, applicable law, regulations, restrictions, our results of operations, financial condition, cash requirements, contractual restrictions, the future projects, and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends depends significantly on the extent to which we receive dividends from our subsidiaries and there can be no assurance that our subsidiaries will pay dividends. As a result, capital appreciation, if any, of our Class A Ordinary Shares will be an investor’s sole source of gain for the foreseeable future.

Sales of a substantial number of our securities in the public market by our existing shareholders could cause the price of the Class A Ordinary Shares to fall.

Sales of substantial amounts of the Class A Ordinary Shares in the public market or the perception that these sales could occur, could adversely affect the market price of the Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future.

A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our Class A Ordinary Shares.

The price of our Class A Ordinary Shares may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for our securities may never develop or, if developed, it may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our Class A Ordinary Shares become delisted from Nasdaq or if our Class A Ordinary Shares are not listed on Nasdaq, the liquidity and price of our securities may be more limited than if we were listed on Nasdaq or another national securities exchange. The lack of an active market may impair your ability to sell your Class A Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling securities and may impair our ability to acquire other businesses or technologies using our shares as consideration, which, in turn, could materially adversely affect our business.

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance.

The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We may not be able to maintain the listing of our Class A Ordinary Shares on Nasdaq.

There can be no assurance that we will be able to maintain the listing standards of that exchange, which includes requirements that we maintain our shareholders’ equity, total value of shares held by unaffiliated stockholders, and market capitalization above certain specified levels. If we fail to conform to the Nasdaq listing requirements on an ongoing basis, our Class A Ordinary Shares might cease to trade on Nasdaq, and may move to the OTCQB or OTC Pink Markets operated by OTC Markets Group, Inc. These quotation services are generally considered to be markets that are less efficient and that provide less liquidity in the shares than Nasdaq.

If securities or industry analysts publish reports that are interpreted negatively by the investment community or publish negative research reports about our business, our share price and trading volume could decline.

The trading market for our Class A Ordinary Shares depends, to some extent, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts or the information contained in their reports. If one or more analysts publish research reports that are interpreted negatively by the investment community, or have a negative tone regarding our business, financial condition or results of operations, industry or end-markets, the share price of our Class A Ordinary Shares could decline. In addition, if a majority of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

The issuance of additional Class A Ordinary Shares in connection with future financings, acquisitions, investments, the Incentive Plan, or otherwise will dilute all other shareholders.

We expect to issue additional shares in the future that will result in dilution to all other shareholders. We expect to grant equity awards to employees, directors, and consultants under our 2023 Equity Incentive Plan. It may also raise capital through equity financings in the future. As part of its business strategy, we may acquire or make investments in complementary companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional shares may cause shareholders to experience significant dilution of their ownership interests and the per share value of our Class A Ordinary Shares to decline.

We are an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors, which could have a material adverse effect on us, including its growth prospects.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares held by non-affiliates exceeds US$700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after we no longer qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a result, our shareholders may not have access to certain information they deem important. we cannot predict if investors will find our Class A Ordinary Shares less attractive because it relies on these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market and share price for our Class A Ordinary Shares may be more volatile.

As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

We are considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act, although we may elect to file certain periodic reports and financial statements with the SEC on a voluntary basis on the forms used by U.S. domestic issuers. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities.

In addition, as a “foreign private issuer,” we are permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. We currently intend to follow some, but not all, of the corporate governance requirements of Nasdaq. With respect to the corporate governance requirements that we do follow, we cannot give any assurances that we will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available Nasdaq exemptions that would allow us to follow our home country practice. Unlike the requirements of Nasdaq, we are not required, under the statutory requirements in the Cayman Islands, to have its board consist of a majority of independent directors, nor are we required to have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors, or have regularly scheduled executive sessions with only independent directors each year. Such Cayman Islands home country practices may afford less protection to holders of our Class A Ordinary Shares.

We would lose its status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of our outstanding voting securities becomes directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensure these additional regulatory requirements are fulfilled.

We are a “controlled company” within the meaning of the Nasdaq listing rules, and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

As of the date of this Report, Mr. Feng Xie, our Chairman of Board of Directors, beneficially owns 86.04% of the aggregate voting power of our issued and outstanding Class A and Class B Ordinary Shares. As a result, we are a “controlled company” within the meaning of applicable Nasdaq listing rules. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (i) that a majority of its board of directors consist of independent directors, (ii) that its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (iii) that its board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We intend to utilize these exemptions. Specifically, although we have a compensation committee and nominating committee, such committees will not be composed entirely of “independent directors.” In addition, our board of directors is composed of seven directors, three of whom qualify as independent directors as defined within the meaning of the corporate governance standards of the Nasdaq listing rules and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Accordingly, since we intend to rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

The dual-class structure of our Ordinary Shares has the effect of concentrating voting control with our Chairman of Board of Directors, and his interests may not be aligned with the interests of our other shareholders.

We have a dual-class voting structure consisting of our Class A and Class B Ordinary Shares. Under this structure, holders of our Class A Ordinary Shares are entitled to one vote per share, and holders of our Class B Ordinary Shares are entitled to 15 votes per share, which may cause the holders of our Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. As of the date of this Report, Mr. Feng Xie, our Chairman of Board of Directors, beneficially owns 15,598,113 Class B Ordinary Shares, or 100% of our issued Class B Ordinary Shares, representing approximately 86.04% of the voting rights in our company. As a result, until such time as his voting power is below 50%, Mr. Xie as the controlling shareholder has substantial influence over our business, including decisions regarding mergers, consolidations, and the sale of all or substantially all of its assets, election of directors, and other significant corporate actions. Mr. Xie, in his capacity of shareholder of our company, may take actions that are not in the best interests of our company or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of transactions that shareholders may consider favorable, including ones in which shareholders might otherwise receive a premium for their shares. Future issuances of our Class B Ordinary Shares may also be dilutive to the holders of our Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

Our dual-class capital structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

We cannot predict whether our dual-class capital structure will result in a lower or more volatile market price of our Class A Ordinary Shares, adverse publicity, or other adverse consequences. Certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. For example, in July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of Public Shareholders, and S&P Dow Jones announced in the same month that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Also, in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, Our dual-class capital structure might make our Class A Ordinary Shares ineligible for inclusion in any of these indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our Class A Ordinary Shares. It is unclear what effect, if any, these policies will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class capital structure of our Ordinary Shares, our Class A Ordinary Shares will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price and liquidity of our Class A Ordinary Shares could be materially adversely affected.

Because we are incorporated in the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

We are an exempted company incorporated in the Cayman Islands with limited liability. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by the Amended and Restated Memorandum and Articles of Association, the Cayman Companies Act (as the same may be supplemented or amended from time to time), and the common law of the Cayman Islands. We will also be subject to the federal securities laws of the United States. The rights of our shareholders to take action against the directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less prescriptive body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

There is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors, or controlling shareholders than they would as public shareholders of a corporation incorporated in the United States.

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences.

If we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of our Ordinary Shares, the U.S. holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Our PFIC status for our current and subsequent taxable years may depend on our unbooked goodwill as valued based on the projected market value of our equity and whether it qualifies for the PFIC start-up exception. Depending on the particular circumstances, the application of the start-up exception may be subject to uncertainty, and there cannot be any assurance that we will qualify for the start-up exception. Accordingly, there can be no assurances with respect to our status as a PFIC for its current taxable year or any subsequent taxable year. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. U.S. holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of our Ordinary Shares.

Economic substance legislation of the Cayman Islands may adversely impact us or our operations.

The Cayman Islands, together with several other non-EU jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the EU as to offshore structures engaged in certain activities that attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act, (Revised) (the “Substance Act”) came into force in the Cayman Islands, introducing certain economic substance requirements for in-scope Cayman Islands entities that are engaged in certain “relevant activities,” which, in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019 onwards. As we are a Cayman Islands company, compliance obligations include filing annual notifications for our company, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Substance Act. As it is a new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to its operations in order to comply with all requirements under the Substance Act. Failure to satisfy these requirements may subject us to penalties under the Substance Act.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We began our operations through Shanghai Kuangre, which is a limited liability company established pursuant to PRC laws on August 25, 2016. Shanghai Kuangre then formed two wholly owned subsidiaries under the laws of Hong Kong: Dataverse, which was established on September 9, 2016, and Avid.ly, which was established on June 21, 2017.

We subsequently underwent a series of restructuring transactions, which primarily included:

●	On December 2, 2020, Gamehaus Inc. was incorporated under the laws of the Cayman Islands;

●	On December 9, 2020, Gamehaus Inc. incorporated Gamehaus BVI;

●	On January 7, 2021, Gamehaus Inc. incorporated Gamehaus HK as a wholly owned subsidiary of Gamehaus BVI;

●	On March 4, 2021, Gamehaus Inc.incorporated Chongqing Haohan as a wholly owned subsidiary of Gamehaus HK;

●	On April 8, 2021, Gamehaus Inc. incorporated Beijing Haoyou Network Technology Co., Ltd. (“Beijing Haoyou”) pursuant to PRC laws as a wholly owned subsidiary of Chongqing Haohan;

●	On October 29, 2021 and July 1, 2022, Gamehaus HK acquired an aggregate of 35.89% of the equity interests in Shanghai Kuangre from seven shareholders of Shanghai Kuangre for a total consideration of RMB142,325,400. On May 31, 2023, Gamehaus HK acquired an aggregate of RMB109,560,000 worth of paid-up registered capital in Shanghai Kuangre, which was converted from the capital reserved and resolved by the shareholders’ meeting. On October 16, 2023, Gamehaus HK completed the procedure of decreasing its subscribed capital in Shanghai Kuangre, and owed approximately 76.77% of the equity interests in Shanghai Kuangre. In February 2024, Gamehaus HK entered into share transfer agreements with Mr. Feng Xie and other minority shareholders to acquire the remaining approximately 23.23% of the equity interests in Shanghai Kuangre. As of the date of this Report, Gamehaus HK owns 100% of the equity interests in Shanghai Kuangre;

●	On May 25, 2022, Gamehaus Inc. incorporated Gamehaus SG as its wholly owned subsidiary;

●	On September 30, 2022, Gamehaus incorporated Shanghai Haoyu Network Technology Co., Ltd. (“Shanghai Haoyu”) pursuant to PRC laws as a wholly owned subsidiary of Gamehaus SG;

●	On May 17, 2021, Gamehaus incorporated Gamepromo as a wholly owned subsidiary of Gamehaus HK; and

●	On August 15, 2022, Chongqing Haohan acquired an aggregate of 70% of the equity interests in Chongqing Fanfengjian Network Technology Co., Ltd. (“Chongqing Fanfengjian”), a limited liability company incorporated under the laws of the PRC through a share issuance on April 16, 2021, for a total consideration of RMB8,000,000. Chongqing Fanfengjian holds 100% of the equity interests in Shanghai Fanfengjian Network Technology Co., Ltd. (“Shanghai Fanfengjian”), which is a limited liability company incorporated pursuant to PRC laws on November 19, 2021.

●	On April 17, 2024, Chongqing Haohan formed a wholly owned subsidiary, Xi’an Ruojintang Technology Co., Ltd. (“Xi’an Ruojintang”), a limited liability company established under the laws of the PRC.

●	On August 6, 2025, Chongqing Haohan acquired an aggregate of 51% of the equity interests in Guangzhong Octopus Cat Network Technology Co., Ltd., a limited liability company incorporated under the laws of the PRC.

Gamehaus Holdings Inc. is our holding company incorporated under the laws of the Cayman Islands on July 20, 2023 solely for the purpose of effectuating the Business Combination. The Parent owns no material assets and does not operate any business. Our principal executive office is located at 5th Floor, Building 2, No. 500 Shengxia Road, Pudong New District, Shanghai, the PRC, and our telephone number is +86-021-68815668.

On January 24, 2025, we consummated the Business Combination pursuant to the terms of the Business Combination Agreement. As a result of the Business Combination, (i) the First Merger Sub merged with and into Gamehaus, with Gamehaus being the surviving entity of the First Merger and a direct wholly owned subsidiary of Gamehaus Holdings, and (ii) the Second Merger Sub merged with and into Golden Star, with Golden Star being the surviving entity of the Second Merger and a direct wholly owned subsidiary of Gamehaus.

On January 27, 2025, our Class A Ordinary Shares commenced trading on Nasdaq, under the symbol “GMHS.”

The following diagram illustrates our corporate structure as of the date of this Report:

B. Business Overview

We are a technology-driven mobile game publishing company dedicated to nurturing partnerships with and amplifying the success of small- and medium-sized game developers. With the data-driven commercialization support and optimized game distribution solutions, we help small- and medium-sized game developers stay competitive in the global gaming market.

As a game publisher targeting the global market, we distribute mobile games created by our developer partners across a wide range of gaming markets worldwide, including in countries such as the U.S., the U.K., Australia, Germany, France, Canada, Brazil, Japan, and India, among others. As of the date of this Report, we have built a diverse game portfolio across multiple genres, including social casino, match, simulation, RPG, puzzle, and bingo. See “—Game Genres and Portfolio.” Our most popular game category is social casino, and the majority of the users for this genre are located in Europe and North America. As a result, more than 75% of our revenue for the fiscal years ended June 30, 2023, 2024 and 2025 was derived from the European and North American markets. As of the date of this Report, we have published approximately 110 mobile games and have achieved over 200 million cumulative downloads.

We operate as a game publishing company, but our role extends beyond that. As we understand the challenges faced by small- and medium-sized game developers, who typically lack commercialization capabilities and face intense competition from large game developers in the mobile gaming industry with channel and resource advantages, we have developed a symbiotic relationship with small- and medium-sized game developers to drive mutual growth and success. Specifically, by leveraging our extensive experience in the mobile gaming industry, technological advantages, and data-driven insights into game content production and distribution, we offer a comprehensive package of services covering all aspects of the game life cycle, including (i) game development, (ii) screening and pre-publication testing, (iii) user acquisition, and (iv) monetization. See “—Services.” Our proven and scalable growth model allows us to remain an asset-light company while fostering partnerships with game developers by selecting games that are most likely to succeed and distribute these games through the most appropriate distribution channels, so as to maximize the ROI in game promotion and marketing. As of the date of this Report, we have worked with over 70 developer partners, who are all located in the PRC.

Our revenue for the fiscal year ended June 30, 2025 was US$118.0 million, with net cash flows generated from operating activities of US$2.2 million, compared to US$145.2 million of revenue and US$4.5 million of net cash flows generated from operating activities for the fiscal year ended June 30, 2024, as well as US$168.2 million of revenue and US$2.4 million of net cash flows generated from operating activities for the fiscal year ended June 30, 2023. We had net income of US$3.8 million, US$8.6 million and US$4.1 million for the fiscal years ended June 30, 2025, 2024 and 2023, respectively.

Business Model

We currently derive all of our revenue from the games we publish. We and the developer partners typically have a tiered income-sharing or profit-sharing arrangement based on the total profits generated by the games. The role we play, however, goes beyond publishing—we also provide comprehensive support services, including game content development, screening and pre-publication testing, user acquisition, and effective monetization strategies, in order to maximize profitability opportunities for each game we publish and extend its shelf life. All of the mobile games we published are free to download, and we generate revenue primarily from the following three sources:

●	In-App Purchases (“IAP”). Users can purchase in-game currencies, such as coins and diamonds, that can be used to purchase virtual goods or items within the games. Users can purchase in-game items that enhance various game attributes or accelerate progress in order to enhance their gaming experience. Virtual goods can broadly be divided into consumable and durable items. Consumable virtual items can be consumed by specific player actions, whereas durable virtual items provide players with long-term accessibility and the ability to exchange or utilize them for acquiring various in-game items or advancing to higher levels. During the fiscal years ended June 30, 2025, 2024 and 2023, approximately 90.1%, 90.6% and 89.7% of the total revenue generated from the mobile games we published was attributed to IAP, respectively.

●	In-App Advertising (“IAA”). Apart from in-app purchases, we also monetize our games through in-app advertising, which allows users to obtain extra in-game currencies or game attempts by watching advertisements. In-game advertising offers a means of monetizing users who do not engage in in-game purchases. During the fiscal years ended June 30, 2025, 2024 and 2023, approximately 9.9%, 9.4% and 10.3% of the total revenue generated from the mobile games we published was attributed to IAA, respectively.

●	Subscription. Subscriptions allow users in certain mobile games to gain long-term benefits, such as daily sign-on bonuses, extra coins, and extra game chances and game task rewards, by subscribing and making automatic payments on a weekly, monthly or yearly basis. The subscription revenue accounted for less than one percent of the total revenue derived from the mobile games we published during the fiscal years ended June 30, 2025, 2024 and 2023.

Services

We provide development and commercialization support to small- and medium-sized game developers, who often face challenges in producing game content and commercializing their games in an economic and effective manner. Our comprehensive support services encompass all aspects of the game life cycle, including (i) game development, (ii) screening and testing, (iii) user acquisition, and (iv) monetization.

Game development

We provide AIGC services to assist developers in various aspects of game development, especially in game design and content generation, where our developer partners can create AI-based textual, graphic, and animation content that enhances the overall gaming experience.

Our AIGC solutions are tailored to meet the specific requirements of different developer teams. For example, we designed and developed a customized AIGC service platform, Whispers Writing Room, for the developer partner who developed a story-based game called Whispers (see “—Game Genres and Portfolio”). To do so, our technical team incorporates the application programming interface of a large language model, ChatGPT, into our own content writing platform, to facilitate the production of textual content for the game. Such integration has streamlined our developer partner’s workflow and enhanced its content creation capabilities. Textual story content, such as storylines, scripts, dialogue, and narratives, is created using the writing platform. In addition, we have built a repository of art assets by utilizing Stable Diffusion, a deep learning, text-to-image model developed by third parties and made accessible to the public, as a customized game art style model for the generation of images tailored to the requirements of a particular game. While Stable Diffusion is a publicly accessible AI platform, training it to be a game-specific art style model requires both art and technology expertise, which is often lacking among game developers. As such, we offer art style training solutions to assist the developer partners in utilizing Stable Diffusion to generate an extensive collection of art assets in their preferred style. Our developer partners can utilize the trained art style model to produce art assets, such as characters, costumes, scenes, and icons, and reuse certain art assets when needed, thereby significantly improving the efficiency of their work.

The AIGC services for textual and art content production work synergistically, enabling the efficient creation and release of new game story chapters. For example, for the development of Whispers, the plot writing team can utilize the Whispers Writing Room to develop their plot, and they can further select and incorporate art assets, such as characters, background scenes, character activities, and facial expressions, from the customized art content resources developed specifically for Whispers to match their plot. Once the plot and art assets are integrated, a new story chapter can be released for the game. With our AIGC services and expertise in textual and art asset creation, our developer partners can significantly accelerate their development and production processes. For example, a project that used to take three to five months can now be completed in a month. The AIGC services also enable real-time optimization of the storyline based on user feedback, thus enhancing the overall gameplay experience by incorporating user input. With our AICG services, story-based games, such as Whispers, can be updated on a weekly basis. While we used to release a story only when it was complete, the accelerated writing process enabled by our AIGC services allows the story writers to release a few chapters first, allowing them to gather feedback from game players while they work on the remaining chapters.

Screening and Testing

At the early stage of game development, we evaluate mobile games from different developer partners to screen and select those with the highest potential for success prior to their official release to the market. By leveraging their industry expertise and data-driven insight, we decide which games to publish by assessing their expected revenue and profits, generated based on LTV prediction.

Specifically, we conduct preliminary user acquisition testing among a pool of candidate games. This involves releasing the game on Google Play/Apple App Store and strategically spending a small amount of funds on several major advertising platforms to acquire users. We then gather key information and data in connection with the games by analyzing the behavior of early users. In order to optimize the financial performance of a, we have developed a publishing business predictive tool/model, which enables us to utilize the data we collected to predict the potential profitability of those game candidates, enabling us to make informed decisions. Through the test data, we can understand the user acquisition costs, retention rates, conversion rates, and ARPU across different distribution channels. Our predictive tool/model can utilize such data to calculate the LTV of users, which is a measure of the expected revenue generated by a player throughout his or her engagement with the game. By comparing the LTV with the user acquisition cost, we are able to estimate the acceptable cost, profitability, and revenue scale of games, which help determine whether they should be published. The publishing business predictive tool/model also plays an important role in post-publication user acquisition by evaluating the rationality of investments and mitigating losses.

User Acquisition

We rely on third-party advertising service providers, including Google Ads (including YouTube Ads), Meta Ads, AppLovin, Moloco, and Unity, to advertise our game apps through the ad distribution channels or platforms. See “—Suppliers.” We have established collaborative partnerships with those advertising platforms, either through agents or directly. Our in-house advertising team is responsible for managing the associated advertising accounts with those third-party advertising service providers and setting up targeted advertising campaigns to effectively promote their game products.

In order to optimize the marketing and distribution of our mobile games, we have developed an intelligent advertising management system that can process and obtain real-time data to improve ad impressions and conversion rates. Our integrated business intelligence data systems incorporate the key data we collected for each game we tested and/or published, with data provided by third-party advertising service providers or third-party analysis platforms. The initial data we collect includes users’ email addresses, geographical location, device information, and their preferences in games. User profiling will then be conducted based on the user profiling analysis provided by third-party advertising platforms and our industry expertise, enabling us to make informed judgments. In light of the initial data and the results of the user profiling analysis, which generate projected data such as their spending habits, we are able to decide who to target and how to deliver targeted advertisements to attract and retain prospective game players.

Data insights from different sources enable us to identify low-quality ad distribution channels and ineffective marketing creatives, which help reduce installation fraud and optimize advertising. We understand that each game is unique, so while some ad distribution channels may be generally effective, they may not be the best fit for a particular game we publish, potentially resulting in low revenue or retention rates. Such ad distribution channels typically return low LTV and unsatisfactory ROI. The ad distribution channels would therefore be marked as low-quality, as they may not be aligned with the target audience of a particular game. By doing so, we are able to accurately identify low-quality channels to refine user acquisition effectiveness while reducing marketing spending.

Meanwhile, we have implemented real-time data tracking, so we can conduct data analysis and issue timely warnings to mitigate publishing risks. Relevant data is continually collected and tracked both during pre-publication testing and following the release of the game. Real-time data tracking allows us to identify risks and issue prompt warnings by setting rules to detect significant fluctuations or values below a pre-determined threshold. For example, if there are connection or login issues in certain regions due to network fluctuations caused by cloud service providers, we can temporarily pause or reduce the advertising budget in those regions to mitigate the impact. Once network stability is restored, we can resume advertising investments in those regions, thereby improving the overall efficiency of capital utilization.

In summary, with our intelligent advertising management system, we can track and analyze data in real-time and identify the most effective marketing channels and strategies, as well as the best combinations of marketing materials. By doing so, we can optimize our user acquisition costs and improve ROI in game publishing.

Monetization

We have also developed and implemented tailored in-app purchasing and advertising strategies for different categories of existing players. Based on anonymous user profiling analysis and segmentation of payment behavior, targeted strategies are designed to encourage user consumption. With these personalized monetization strategies, we can offer users targeted promotional gift packages, thereby increasing the frequency and amount of user payments and ultimately boosting in-app purchase revenue.

Technology

We have designed and developed our technology and analytics infrastructure to enable data-driven publishing support services and improve administrative efficiencies. Below are a few representative technical systems we have developed that make up our core technical infrastructure, primarily including (i) the Dataverse System, (ii) the Creative System, and (iii) the Beiming System.

The Dataverse System – Publishing and Operations Insight Intelligence Platform

The Dataverse System is a publishing and operations insight intelligence platform designed to provide comprehensive data insight services for game publishing teams. The system integrates player game behavior throughout the entire game lifecycle, along with player segmentation data analysis, and provides real-time feedback on game performance to enable a more efficient decision-making process. Specifically, the system offers the following features:

●	Data-Driven Decision Making: The system provides detailed player behavior data and market analysis to assist our operational teams in making data-based decisions.

●	Real-Time Monitoring and Feedback: Our operational teams can monitor key performance indicators of the game in real-time and respond quickly to any unexpected situations or issues.

●	Precise Targeting: By analyzing player data, the system helps our user acquisition teams better target specific user groups, thereby improving ad conversion rates.

●	Budget Optimization: Based on the data provided by the system, our user acquisition teams can strategically allocate advertising budgets to ensure efficient utilization of our funds and resources.

●	Multi-Channel Management: The system supports unified management across multiple advertising platforms and channels, thereby streamlining the workflow for our user acquisition teams.

The Creative System – User Growth Creative Center

The Creative System, which focuses on the generation, use, and optimization of advertising creatives for user growth, provides systematic life-time management of advertising creative, including (i) the management and control of creative generation processes, (ii) creative implementation support, (iii) the effectiveness analysis of creative, and (iv) the creative value assessment system.

●	Creative Generation Process Management: The creative system offers complete process management from creative demand formulation, creative production, creative verification and acceptance, and creative filing in the library. The creative library facilitates the organization and management of creative files, including images, videos, HTML, and other finished files, as well as artistic assets and source files that have been generated in intermediate stages.

●	Creative Implementation Support: Through the Creative System, the artistic assets and resources could be easily applied to creatives in different advertising platforms facilitating the rapid creation and use of batch creatives, thereby increasing the efficiency of creative execution.

●	Creative Effectiveness Analysis: The Creative System analyzes advertising effectiveness data, user conversion data, and imported user value data. The system facilitates a macro-level analysis of overall creative effectiveness based on games, channels, and creative directions as well as a micro-level analysis of the lifecycle of individual creatives.

●	Value Assessment System: With comprehensive effectiveness analysis, the Creative System provides creative value assessment conclusions guided by business objectives. Our operational team can quickly determine whether a specific creative contributes positively to business objectives and can make future creative iteration decisions based on the creative tag analysis.

The Beiming System – User Data Analysis and Operations Platform

The Beiming System is a user data analysis and operations platform designed to create unique game behavioral profiles for different groups of players, ensuring a personalized experience for players while adhering to global data privacy standards to enhance operational efficiency. Using the platform, our operational teams can design and execute targeted live-ops events, thereby increasing player engagement and loyalty. The platform’s data analysis modules play a vital role, which facilitate detailed data visualization tools to help our teams dive into user preferences, identify Whale Players, and analyze the underlying needs of different types of players, enabling teams to determine the best operational strategies for them. Additionally, it provides multidimensional data analysis, including segment analysis, trend analysis, and behavior pattern recognition, allowing our operational teams to make better decisions. Specifically, the platform offers the following features:

●	Player Segmentation: Through the platform’s in-depth analysis of player behavior, our operational teams can categorize different player groups and develop specific operational strategies for each group.

●	Advanced Analytics: Leveraging deep learning and AI technology, the platform can automatically recognize and predict player behavior, thereby providing personalized game experience for different players.

●	Enhancing Player Retention: The platform can help analyze and predict which players are at risk of leaving, allowing our operational teams to take timely measures to increase player retention.

●	Optimizing Player Lifetime Value: The platform can analyze players’ spending habits and help our operational teams formulate more targeted monetization strategies, thereby increasing ARPU and the overall lifetime value of players.

Data privacy and security remain our top priority in connection with these features on the Beiming System. We are committed to ensuring the security of player data while providing efficient and effective operational tools. See “—Governmental Regulations—Regulations Related to Data Privacy.”

Game Genres and Portfolio

As of June 30, 2025, we had published over 100 mobile games in diverse gaming markets worldwide since our incorporation, including countries such as the U.S., the U.K., Australia, Germany, France, Canada, Brazil, and India, among others, and had achieved over 200 million cumulative downloads. During the fiscal years ended June 30, 2025, 2024 and 2023, we had 34, 32 and 35 published mobile games in operation, respectively. Benefitting from the relationships with over 200 Chinese game development teams, we have been able to acquire a diverse portfolio of games, rather than being limited to a single or few categories. As of June 30, 2025, we have developed a diverse game matrix across multiple genres, including social casino, match, simulation, RPG, puzzle, and bingo. The following summarizes a few representative mobile games we have published.

Bingo Party

●	Genre:	Board

●	Launch:	2017

●	Rating:	4.6/5 on Google Play and 4.6/5 on the Apple App Store

Launched in 2017, Bingo Party is a board game, which allows players to experience the ultimate bingo game with friends and players worldwide. With over 30 bingo rooms and the option to play up to eight cards, players can enjoy a fresh bingo experience through daily tournaments and boosted bingo wins.

Double Win Slots

●	Genre:	Casino

●	Launch:	2018

●	Rating:	4.7/5 on Google Play and 4.9/5 on the Apple App Store

Launched in 2018, Double Win Slots is a casino game, which allows players to immerse themselves in the glitz and glamor of Las Vegas. Players can enjoy thrilling slot machines such as Wild Buffalo, Vegas Night, Gorilla Chief, and Night of Wolf, along with unique bonus features.

Grand Cash Slots

●	Genre:	Casino

●	Launch:	2021

●	Rating:	4.8/5 on Google Play and 4.7/5 on the Apple App Store

Launched in 2021, Grand Cash Slots is a casino game, which allows players to experience the thrill of real casino machines and aim for the Grand Jackpot. With a variety of splendid and magnification machines, including Zeus, Egypt Scarab, Pirate Captain, users can enjoy an exciting slot journey with endless fun.

Match Tile Scenery

●	Genre:	Puzzle

●	Launch:	2022

●	Rating:	4.9/5 on Google Play and 4.9/5 on the Apple App Store

Launched in 2022, Match Tile Scenery is a match game, which allows players to enjoy a unique twist on match tile gameplay. With over 1000 levels, the game provides entertainment and relaxation by challenging the mind, solving puzzles, and unlocking various scenery and themes.

Whispers

●	Genre:	Simulation

●	Launch:	2021

●	Rating:	4.6/5 on Google Play and 4.6/5 on the Apple App Store

Launched in 2021, Whispers is a love simulation game, which allows players to choose their own destiny in love stories with billionaires, vampires, or werewolves. With unlimited choices, players can make important decisions, such as starting relationships, discovering secrets, or kissing their true love. Each decision made by the player affects subsequent chapters and shapes the narrative progression. Written by popular romance authors, Whispers offers an unforgettable interactive storytelling experience.

Harvest Town

●	Genre:	Simulation

●	Launch:	2019

●	Rating:	4.5/5 on Google Play and 4.8/5 on the Apple App Store

Launched in 2019, Harvest Town is a simulation game, which allows players to build their own farmhouse, cultivate crops and livestock, explore caves, and interact with non-player characters. With multiplayer features, such as racing and trading, the game fosters a vibrant online community. Players can experience the changing seasons and create their own dream town in this immersive game.

Developer Partners

The business model we have implemented allows us to work cost-effectively with our developer partners rather than acquire teams that already have a certain level of scale. This has enabled us to remain an asset-light company while growing together with small- and medium-sized developers by helping them select games with the highest chance of success and distribute these games through the most appropriate distribution channels, in order to maximize the return on marketing investment. By doing so, we have enabled our developer partners to concentrate on game development, unlock their potential, increase their chances of success, and enhance the scale of their accomplishments.

One of our key advantages is the extensive network we have established with highly skilled and efficient game developers. Presently, we have connections with over 200 potential developer partners in China. Many of these developers seek our publishing services for the games they developed, but we only partner with developers whose game candidates show profitability potential. If a developer’s game products show high potential for profitability during our screening and selection process and we decide to include such developer’s game products in our portfolio for publishing, such developer will become a developer partner by entering into an exclusive game license agreement with us. As of the date of this Report, we have worked with over 70 small- and medium-sized developer partners since our incorporation. In addition, we strategically invest in selected developer teams, whom we believe have the potential to continually produce quality games. Developer teams are evaluated based on several factors, including team scale, expertise, cooperation duration, historical experience, genre focus, financial status, and product status. We engage in investment agreements with those selected developer teams in order to maintain long-term cooperation with them.

Suppliers

Our suppliers primarily include (i) third-party digital marketing service providers/platforms, with whom we collaborate to advertise game apps through own own or cooperative ad distribution channels, and (ii) third-party advertising analytics companies that help analyze the impact and effectiveness of marketing channels. As of June 30, 2025, we had two significant suppliers, AppLovin and Sinointeractive, which accounted for 19.7% and 15.1% of our total accounts payable balance, respectively. As of June 30, 2024, we had three significant suppliers, Sinointeractive, Moloco and AppLovin, which accounted for 11.7%, 10.7%, and 10.2% of our total accounts payable balance, respectively. As of June 30, 2023, we had three significant suppliers, AppLovin, Moloco, and Sinointeractive, which accounted for 18.5%, 14.8%, and 12.5% of our total accounts payable balance, respectively. No other suppliers accounted for more than 10% of our total purchases during the fiscal years ended June 30, 2025, 2024 and 2023.

Customers

Our customers are the game players of the mobile games published by us. Our customers are located in more than 100 countries across the world, including countries such as the U.S., the U.K., Australia, Germany, France, Canada, Brazil, Japan, and India, among others. For the fiscal years ended June 30, 2025, 2024 and 2023, approximately 62.8%, 64.2% and 65.3% of our revenue are derived from our customers located in the U.S., respectively, and approximately 15.6%, 14.7% and 14.0% of our revenue are derived from our customers located in the Europe for the respective years. No single customer represented 10% or more of our total revenue for the fiscal years ended June 30, 2025, 2024 and 2023.

App Distribution Platforms

We rely on third-party app distribution platforms, including Apple App Store and Google Play Store, to distribute our mobile games and collect payments. Game players can discover, access, and download the games we publish through these platforms located in more than 100 countries across the world, including countries such as the U.S., the U.K., Australia, Germany, France, Canada, Brazil, Japan, and India, among others. Our mobile gaming offering is split between two operating systems: (i) Apple iOS, with games distributed in the Apple App Store, and (ii) Google Android, with games distributed primarily in Google Play. We work with third-party digital marketing service providers to promote our game products through the service providers’ advertising network to drive players to app distribution platforms to download the games they are interested in. Players can also discover games within the app distribution platforms by searching games using the built-in search tools, browsing the top charts, trending downloads, and various other category lists, and by using other marketplace features. A significant portion of our revenue has been generated from our customers (namely, game players) who accessed our games through these platforms. As of June 30, 2025, 2024 and 2023, Apple App Store and Google Play accounted for approximately 61% and 24%, 63% and 22%, and 66% and 20%, respectively, of our total accounts receivable balance.

In addition to serving as distribution platforms, the app distribution platforms offer integrated payment systems that allow users to make recurring in-game purchases, using a reliable trusted infrastructure. As of the date of this Report, the app distribution platforms charge commissions which vary by platform and by country. Our platform commissions were approximately 30% of revenue earned through in-app purchases for the fiscal years ended June 30, 2025, 2024 and 2023. See “Item 3.D—Risk Factors—Risks Relating to Our Business—We rely on app distribution platforms to distribute their mobile games and collect payments, including, in particular, Apple App Store and Google Play. If we were denied access to these app distribution platforms or if the terms of the revenue-sharing arrangements or other material aspects of their arrangements with these platforms were to materially adversely change, our mobile games business would be adversely affected, and such change could materially and adversely affect our business, financial condition, and results of operation” and “Item 3.D—Risk Factors—Risks Relating to Our Business—Non-compliance with rules, policies, and guidance established by app distribution platforms, either by us or third parties, including our game developer partners, could result in potential penalties and disruptions in their business, which may adversely affect our results of operations and financial performance.”

Intellectual Property

We regard our trademarks, service marks, domain names, trade secrets, and similar intellectual property as critical to our success. We rely on a combination of copyright and trademark law, and confidentiality and non-disclosure agreements to protect our intellectual property rights. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

As of the date of this Report, we have registered:

●	nine trademarks in the PRC and two trademarks in the U.S.;

●	41 domain names in the PRC;

●	61 software copyrights in the PRC.

As of the date of this Report, we have two pending trademark applications in the U.S.

We implement comprehensive measures to protect their intellectual property in addition to making trademark and software copyright registration applications. Our key measures to protect their intellectual property include: (i) trademark searches prior to the launch of their game products; and (ii) timely registration and filing with relevant authorities and application for registration of intellectual property rights for their significant technologies and self-developed software in the PRC. As of the date of this Report, we have not yet sought to apply or obtain registration for their technologies or self-developed software in any EU or North American jurisdiction where their business is primarily conducted.

Research and Development

We have allocated substantial operational resources and established dedicated technical support teams to enhance our management and services through the entire game life cycle. We believe continued investment in enhancing existing technology and analytics infrastructure, including investment in software development tools and code modification, is important to attaining our strategic objectives. For example, we plan to build a universal research development engine component platform, which facilitate the streamlined development of common game model components, such as user-level systems, VIP points systems, and machine/stage simulators. By doing so, we expect to alleviate developers from repetitive work, enabling them to deliver products more quickly and efficiently. See “Our Growth Strategies—Continue to Invest in Technology Research and Development to Develop our AIGC Service Platform, Data Platform, and Technical Support System.”

As of June 30, 2025, approximately 24.3% of our employees were employed in research and development. Our research and development expenses were approximately US$5.7 million, US$4.8 million, and US$5.5 million during the fiscal years ended June 30, 2025, 2024 and 2023, respectively.

Governmental Regulations

PRC Laws and Regulations

As we conduct our operations through our subsidiaries, including those in the PRC, with our operations team, management, and research and development center located in mainland China, we are subject to the laws and regulations of the PRC, including intellectual property, employment, social welfare, insurance, and taxation regulations. Below is a summary of the major PRC laws, rules, and regulations applicable to our current business.

PRC Regulations Related to Companies and Foreign Investment

The establishment, operation, and management of corporate entities in China are governed by the PRC Company Law, which was promulgated on December 29, 1993 and last amended on December 29, 2023, and effective from July 1, 2024. Under the PRC Company Law, companies are generally classified into two categories: limited liability companies and limited companies by shares. The Company Law also applies to foreign-invested limited liability companies and companies limited by shares.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law of the PRC (the “Foreign Investment Law”), which took effect on January 1, 2020 and repealed the Sino-foreign Equity Joint Ventures Law of the PRC, the Wholly Foreign-owned Enterprise Law of the PRC, and the Sino-foreign Cooperative Joint Ventures Law of the PRC. Since then, the Foreign Investment Law has become the fundamental law regulating foreign-invested enterprises wholly or partially invested by foreign investors. According to the Foreign Investment Law and the Implementation Regulations for the Foreign Investment Law of the PRC issued by the State Council on December 26, 2019 and effective from January 1, 2020, foreign investment refers to any investment activity directly or indirectly carried out by foreign natural persons, enterprises, or other organizations (the “foreign investors”) within the territory of the PRC, including the following circumstances: (i) a foreign investor establishes a foreign-funded enterprise within the territory of the PRC, either alone or together with any other investor; (ii) a foreign investor acquires shares, equities, property shares, or any other similar rights and interests of a PRC enterprise; (iii) a foreign investor invests in any new project within the territory of the PRC, either alone or together with any other investors; or (iv) a foreign investor invests in any other way as stipulated under the laws or administrative regulations or provided by the State Council. The organization form and structure, and the operating rules of foreign-funded enterprises are subject to the provisions of the Company Law, the Partnership Enterprise Law of the PRC, and other applicable laws.

PRC Regulations Related to Intellectual Property

Copyright

Copyright is protected by (i) the Copyright Law of the PRC, promulgated by the SCNPC on September 7, 1990, last amended on November 11, 2020, and effective from June 1, 2021, and (ii) the Implementation Regulations of the Copyright Law of PRC, issued by the State Council on August 2, 2002 and last amended on January 30, 2013, which provided provisions on the classification of works and the obtaining and protection of copyright and the related rights.

The Computer Software Copyright Registration Measures, promulgated by the National Copyright Administration (the “NCA”) on February 20, 2002, regulate registrations of software copyright and exclusive licensing contracts for software copyright and transfer contracts. The NCA is the competent authority for the nationwide administration of software copyright registration, and the PRC Copyright Protection Center is designated as the software registration authority. The PRC Copyright Protection Center shall grant registration certificates to the Computer Software Copyrights applicants, which conform to the provisions of both the Computer Software Copyright Registration Measures and the Computer Software Protection Regulations.

As of the date of this Report, we have registered 61 copyrights in the PRC. No copyright infringement claim has been filed, or, to the best of our knowledge, threatened, against us as of the date of this Report.

Trademark

Pursuant to (i) the Trademark Law of the PRC, promulgated by the SCNPC on August 23, 1982, last amended on April 23, 2019, and effective from November 1, 2019 and (ii) the Implementation Regulations of the Trademark Law of the PRC, which were promulgated by the State Council on August 3, 2002, became effective on September 15, 2002, and were most recently amended on April 29, 2014, the validity period of registered trademarks is 10 years, commencing from the date of registration approval. A trademark registrant who intends to continue using the registered trademark upon the expiry of its validity period shall go through the formalities of renewal within 12 months before the expiry according to the relevant provisions. Registrants may be granted a grace period of six months if they fail to do so. The validity period of each renewal is 10 years, commencing from the day after the expiry date of the last validity period of the registered trademark. The trademark registration will be canceled if the renewal procedures are not completed within the grace period.

As of the date of this Report, we have registered nine trademarks in the PRC. No trademark infringement claim has been filed, or, to the best of our knowledge, threatened, against us as of the date of this Report.

Patent

Patents are protected by (i) the PRC Patent Law, which was promulgated on March 12, 1984, was last amended on October 17, 2020, and became effective from June 1, 2021, and (ii) the Implementation Rules for the Patent Law of the PRC, which were promulgated by the State Council on June 15, 2001 and last amended on December 11, 2023. A patentable invention or utility model must meet three conditions: novelty, inventiveness, and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, or substances obtained by means of nuclear transformation. The Patent Office under the National Intellectual Property Administration is responsible for receiving, examining, and approving patent applications. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, otherwise the use will constitute an infringement of the rights of the patent holder. Patents are divided into three types, namely “inventions,” “utility models,” and “designs.” An invention patent is valid for 20 years, a design patent is valid for 15 years, and a utility model patent is valid for 10 years. As of the date of this Report, we have not registered any patents in the PRC.

Domain Name

Domain names are protected by (i) the Administrative Measures of Internet Domain Names, issued by the Ministry of Industry and Information Technology (the “MIIT”) on August 24, 2017 and effective from November 1, 2017, and (ii) the Implementing Rules on Registration of China Country Code Top-level Domain Names, issued by China Internet Network Information Center on June 18, 2019 and effective therefrom. The MIIT is the regulatory body responsible for the administration of PRC internet domain names. The China Internet Network Information Center is responsible for the administration of registration of China country code top-level domain names. Domain name registrations are processed by the domain name registration service agencies established pursuant to the relevant provisions. The applicants become domain name holders upon successful registration.

As of the date of this Report, we are the registered holder of 41 domain names for which the filing-for-record procedures have been completed in the PRC. No infringement claim has been filed, or, to the best of our knowledge, threatened, against our domain names as of the date of this Report.

PRC Regulations Related to Employment and Social Welfare

The Labor Contract Law

According to the PRC Labor Law, promulgated on July 5, 1994 and last amended on December 29, 2018, enterprises and institutions shall establish and improve their system of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety, and educate laborers in labor safety and sanitation in China. Labor safety and sanitation facilities shall comply with national standards. Enterprises and institutions shall provide laborers with safe workplace and sanitation conditions that are in compliance with state stipulations and the relevant articles of labor protection. The PRC Labor Contract Law, which was implemented on January 1, 2008 and amended on December 28, 2012, primarily governs the rights and duties of employees and employers, including the establishment, performance, and termination of labor contracts. Pursuant to the PRC Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between enterprises or institutions and the laborers. Enterprises and institutions are prohibited from forcing laborers to work beyond the stipulated work time limit, and employers shall pay laborers for overtime work in accordance with relevant laws and regulations. In addition, labor wages shall not be lower than local standards on minimum wages and shall be paid to laborers in a timely manner.

Social Insurance and Housing Fund

Pursuant to (i) the Regulation of Insurance for Labor Injury, enacted on January 1, 2004 and amended on December 20, 2010, (ii) the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, (iii) the Decisions on the Establishment of a Unified Program for Basic Old-Aged Pension Insurance for Employees of Corporations of the State Council issued on July 16, 1997, (iv) the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, (v) the Unemployment Insurance Measures promulgated on January 22, 1999, and (vi) the Social Insurance Law of the PRC, implemented on July 1, 2011 and amended on December 29, 2018, enterprises are obliged to provide their employees in China with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance, and medical insurance. These payments are made to local administrative authorities and any employer that fails to contribute may be fined and ordered to make up within a prescribed time limit.

In accordance with the Regulations on the Management of Housing Provident Funds, which was promulgated by the State Council on April 3, 1999 and last amended on March 24, 2019, enterprises must register at the competent managing center for housing provident funds and upon the examination by such managing center of housing provident funds, these enterprises are required to complete procedures for opening an account at the relevant bank for the deposit of employees’ housing provident funds. Enterprises are also required to pay and deposit housing provident funds on behalf of their employees in full and in a timely manner.

As of the date of this Report, we have provided our employees in China with social insurance by us or through a third-party agency, and we have opened housing fund account at relevant banks for their employees. See “Item 3.D—Risk Factors—Risks Relating to Doing Business in the PRC—Our PRC subsidiaries have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject them to penalties.” As of the date of this Report, we are not aware of any action, claim, investigation, or penalties being conducted or threatened by any government authorities.

PRC Regulations relating to Enterprise Income Tax

Pursuant to the EIT Law promulgated by the SCNPC on March 16, 2007, which became effective January 1, 2008 and was last amended on December 29, 2018, enterprises shall be classified into resident enterprises and non-resident enterprises. The income tax rate for resident enterprises is 25%, while the income tax rate for non-resident enterprises is 20%. According to the EIT Law and the Implementation Regulations for the Enterprise Income Tax Law of the PRC (the “Implementation Regulations for EIT Law”) issued by the State Council on December 6, 2007, which became effective January 1, 2008 and were last amended on December 6, 2024, enterprise income tax shall be payable by a resident enterprise for the income derived from or accruing in or outside the PRC. Enterprise income tax shall be payable by a non-resident enterprise with office or premises within the territory of the PRC for the income derived from or accruing in the PRC by its office or premises, and the income derived from or accruing outside the PRC for which its office or premises has a de facto relationship. Where the non-resident enterprise has no office or premises within the territory of the PRC or the income derived or accrued has no de facto relationship with its office or premises, enterprise income tax shall be payable by the non-resident enterprise for the income derived from or accruing in the PRC at a reduced rate of 10%.

According to the EIT Law and the Implementation Regulations for EIT Law, dividends, premium, and other gains from equity investments between the qualified resident enterprises shall be tax-exempted. The tax rate for each PRC Subsidiary under the EIT Law and the Implementation Regulations for EIT Law for the last three completed fiscal years are listed below:

	Enterprise Income Tax Rate
Subsidiary	Fiscal Year Ended June 30, 2025	Fiscal Year Ended June 30, 2024	Fiscal Year Ended June 30, 2023
Shanghai Kuangre	25%	15%	15%
Chongqing Haohan	15%	15%	15%
Beijing Haoyou	25%	25%	25%
Shanghai Haoyu	25%	25%	25%
Chongqing Fanfengjian	15%	15%	15%
Shanghai Fanfengjian	25%	25%	25%

As of the date of this Report, we are not aware of any action, claim, investigation, or penalties being conducted or threatened by any PRC tax authorities.

PRC Regulations Related to Leasing

Pursuant to the Law on Administration of Urban Real Estate of the PRC, which was promulgated by the SCNPC on July 5, 1994, was last amended on August 26, 2019, and became effective on January 1, 2020, the lessor and lessee are required to enter into a written lease contract when leasing premises, which contains such provisions as the lease term, the use of the premises, the rental and repair liability, and other rights and obligations. Both the lessor and lessee are required to register the lease with the real estate administration department. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

According to the PRC Civil Code, the lessee may sublease leased premises to a third party, subject to the consent of the lessor. Where a lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will remain valid.

On December 1, 2010, the Ministry of Housing and Urban-Rural Development promulgated the Administrative Measures for Leasing of Commodity Housing, which became effective February 1, 2011. According to such measures, the lessor and lease are required to enter into lease contracts which should generally contain specified provisions, and lease contracts should be registered with the relevant construction or property authorities at the municipal or county level within 30 days after the conclusion of lease contracts. If a lease contract is extended or terminated or if there is any change to the registered items, the lessor and the lease are required to effect alteration registration, extension of registration, or deregistration with the original relevant construction or property authorities within 30 days after the occurrence of such extension, termination, or alteration.

Regulations Related to Globally Accessible Game Products

Additionally, while we operate primarily in Hong Kong and mainland China, the games we publish are available worldwide except in the PRC. Our games are published in the global market, including countries such as the U.S., the U.K., Australia, Germany, France, Canada, Brazil, Japan, and India, among others, through third-party app distribution platforms, such as Apple App Store and Google Play. Local laws and regulations may apply to ensure compliance and a safe gaming experience for players in those countries or regions, with respect to content regulation, intellectual property, consumer protection, advertising, and data privacy protection. We believe that, as of the date of this Report, our games are compliant with all applicable material laws concerning game content, including avoiding offensive, harmful, or inappropriate materials, as well as violence, explicit content, hate speech, and other related issues. Certain jurisdictions may enact regulations overseeing games that involve gambling elements or loot box mechanics, requiring transparency, and age restrictions. We are also subject to intellectual property laws worldwide, including copyrights, trademarks, and patents. Unauthorized use of others’ intellectual property may result in legal proceedings. See “Item 3.D—Risk Factors—Risks related to Our Business and Industry—Third parties may claim that we infringe their proprietary intellectual property rights, which could cause us to incur significant legal expenses and prevent us from promoting their services.” We are actively taking precautions against intellectual property infringements, and as of the date of this Report, we have not received any notice, claim, or assertion alleging infringement upon others’ intellectual property rights. Furthermore, we are subject to a variety of laws and regulations in the United States and abroad regarding data privacy and security, such as the GDPR and CCPA, and are undertaking efforts to address our compliance obligations under such laws. While additional work remains to address the complex privacy and data protection requirements to which we are subject worldwide, as of the date of this Report, we have not received any notice, claim, or assertion claiming a violation of such requirements. We are typically dependent upon our app distribution platform providers, such as Apple App Store and Google Play, to solicit, collect, and provide them with information regarding the games that is necessary for compliance with applicable regulations. To the best of our knowledge, all of our games are compliant with local laws and regulations in each region where they are published, as the review process on such platforms as Apple App Store and Google Play is typically stricter for compliance purposes than relevant local laws and regulations. As of the date of this Report, we have not received any inquiry, notice, or sanction regarding legal non-compliance concerning our game products from any federal, state, or local regulatory authorities outside the PRC. While we believe we are currently in material compliance with applicable laws and regulations, we intend to continue to monitor our game products and game publishing services. Our business, including our ability to operate and expand internationally, could be adversely affected if laws or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that requires changes to these practices, the design of our games, features, or our privacy policy.

Regulations Related to Data Privacy

We are and may become subject to a variety of laws and regulations in the United States and abroad regarding data privacy and security. The legislative and regulatory landscapes for data privacy and security continue to evolve in jurisdictions worldwide, with an increasing focus on privacy and data protection issues with the potential to affect our business.

In the United States, we are subject to certain state privacy laws. For example, the CCPA, California’s stringent and comprehensive privacy law, imposes a myriad of obligations on regulated entities like us. Similar laws have been passed in additional U.S. states. These laws collectively grant consumers certain enumerated rights to their personal information, including the rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how regulated companies use their personal information. Additionally, there are a number of more focused laws that directly regulate direct marketing efforts, including the CAN-SPAM Act and the Telephone Consumer Protection Act, Children’s privacy, such as the Children’s Online Privacy Protection Act, and the posting of a website privacy policy, such as the Nevada security and privacy of personal information law.

In the EU and UK, we are subject to EU GDPR and UK GDPR. These laws impose a number of strict requirements on controllers, like us. These laws require controllers to inform individuals of how their personal data is handled, implement safeguards to protect the security and confidentiality of personal data, take certain measures when sharing personal data with third parties, and respond to individual requests to exercise their data protection rights. There are other EU and UK laws – such as the EU ePrivacy Directive 2002/58/EC and the UK Public and Electronic Communications Regulations 2003 – which impose requirements around direct marketing and the use of cookies and other similar technologies, which we are subject to.

We are undertaking efforts to address their compliance obligations under such laws. While additional work remains to address the complex privacy and data protection requirements to which we are subject worldwide, as of the date of this Report, we have not received any notice, claim, or assertion claiming a violation of such requirements. We do not have any insurance coverage which would compensate us for any claims made under public or private claims brought against us relating to failures to adequately maintain privacy and data protection. See “Item 3.D—Risk Factors—Risks Related to Our Business—Our current insurance policies do not provide adequate levels of coverage against claims we may incur, and in the case of an uninsured or underinsured claim, we would be required to bear the costs of repair and recovery and/or potential liability for a wide variety of perils to which our business is exposed, including those relating to cyber-attacks and data breaches.”

Although we make reasonable efforts to comply with all applicable data protection laws and regulations, we have not developed robust controls and procedures designed to ensure compliance with all applicable privacy laws to which we are subject. The regulatory framework for data privacy issues worldwide is currently evolving and is likely to remain uncertain for the foreseeable future, and it is possible that applicable laws and regulations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules, or our practices. We also make public statements about our use and disclosure of personal information through our privacy policy, information provided on our website, and other public statements. Although we have taken steps to ensure our public statements are complete, accurate, and fully implemented, we may at times fail to do so or be alleged to have failed to do so. We may be subject to potential regulatory or other legal action if such policies or statements are found to be deceptive, unfair, or misrepresentative of their actual practices. In addition, from time to time, concerns may be expressed about whether their products and services compromise the privacy of their customers and others. Any concerns about our data privacy and security practices (even if unfounded), or any failure, real or perceived, by us to comply with their posted privacy policies or with any legal or regulatory requirements, standards, certifications, orders, or other privacy or consumer protection-related laws and regulations applicable to us, could cause our customers and users to reduce the use of our products and services.

Competition

The gaming industry worldwide is highly competitive and rapidly evolving, with many new companies joining the competition in recent years. In particular, the mobile gaming industry is characterized by rapid technological advancement, frequent launches of new games, changes in player needs and behavior, disruption by innovative entrants, and evolving business models and industry standards. As a result, our industry is constantly changing games and business models to adopt and optimize new technologies, increase cost efficiency, and adapt the preferences of players. We compete for leisure time, attention, and discretionary spending of our players versus other forms of offline and online entertainment, including social media, reading, and other video games on the basis of a number of factors, including quality of player experience, breadth and depth of gameplay, ability to create or license compelling content, brand awareness and reputation, and access to effective distribution channels. Our primary competitors include Playtika, Zynga, Scopely, and other game developers and publishers.

We believe that we are well-positioned to effectively compete in the mobile gaming industry based on the factors listed above, especially due to (i) our scalable business model, which enables us to work with more developer partners on a cost-effective basis, rather than relying on acquiring developer teams that have already achieved a certain level of scale; (ii) our connection to experienced and efficient Chinese game developers, which provides us with opportunities to acquire a diverse portfolio of games, rather than being limited to a single or a few categories; and (iii) our data-driven technology-enabled user acquisition and monetization strategies, which significantly enhance the profitability of each game we publish. It is possible, however, that some of our current or future competitors may have longer operating histories, greater brand recognition, or more financial, technical, or marketing resources. We may lose customers if we fail to compete successfully, which could adversely affect our financial performance and business prospects. We cannot guarantee that our business model and strategies will remain competitive or successful in the future.

Insurance

We maintain a general public liability insurance for Shanghai Kuangre. We do not maintain directors and officers liability insurance, group comprehensive life insurance for employees, property insurance, business disruption insurance, cyber-security insurance or insurance against breaches or loss of data or personal private information of users of their games.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material adverse effect on our business, financial condition, cash flow, or results of operations.

C. Organizational Structure

The following diagram depicts our organizational structure as of the date of this Report.

D. Property, Plants and Equipment

Our principal executive offices are located at 5th Floor, Building 2, No. 500, Shengxia Road, Pudong New District, Shanghai, the PRC. We lease office space under lease agreements with independent third parties. As of June 30, 2025, we leased an aggregate of approximately 26,474 square feet of office space in PRC, with lease terms that typically last for one year or two years.

We believe that the offices we currently lease are adequate to meet our needs for the foreseeable future.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Item 3.D. Key Information—Risk Factors” and elsewhere in this Report.

A. Operating Results

Key Factors Affecting Business and Financial Results

A number of factors may affect the performance of our business and the comparability of our results from period to period, including:

●	Connections to Game Content Providers. Our business relies heavily on our relationships with our developer partners, who are third-party game content providers. See “Item 4—Information on the Company—B. Business Overview—Developer Partners.” These connections enable us to offer a diverse and engaging portfolio of games to our customers. Any disruption in these relationships, whether due to contractual issues, changes in business strategies of our partners, or other reasons, could limit our access to high-quality game content, which would adversely affect our user engagement and revenue.

●	User Acquisition. Establishing and maintaining a loyal and growing user base is critical to our success. We invest significantly in marketing and advertising campaigns, including ad network and demand-side platform (“DSP”) marketing, social media marketing, and influencer partnerships, to attract new players to its games. The effectiveness of these campaigns, as well as the cost per acquisition of new users, is a key determinant of our future growth and profitability. Changes in advertising costs, platform algorithms, or competition for user attention can significantly impact our user acquisition efforts and results.

●	New Game Content and Features. Our ability to retain existing players and attract new ones is heavily dependent on our capacity to continually innovate and offer new, engaging content and features within our games. This includes the development of new game titles, updates to existing games, and the launch of new in-app events or features that encourage player engagement and monetization. These initiatives require substantial investments in creative and technical resources, and their success is not guaranteed. Delays or failures in launching appealing new content or features could result in decreased player engagement and revenue.

●	Monetization. Our revenue is primarily generated through in-app purchases of virtual items and currency, as well as in-app advertising. The effectiveness of our monetization strategies, including pricing, promotional offers, and advertising partnerships, is critical to our financial performance. Changes in player spending behavior, competition, regulatory restrictions on in-app purchases or advertising, and shifts in the broader digital advertising market can significantly impact our ability to monetize our user base effectively. Managing the balance between player engagement and monetization is a complex challenge that requires careful strategic planning and execution.

●	Investment in Technology. To maintain competitive, we continually invest in technology, including game development tools, data analytics, cloud infrastructure, and security measures. These investments enable us to improve the performance and security of our games, personalize player experiences, and operate more efficiently. However, technology investments are often capital-intensive and may not always yield expected returns. Additionally, the rapid pace of technological change in the mobile gaming industry requires us to adapt continuously, which can result in significant ongoing expenses.

Key performance indicators

We manage our business by tracking several key performance indicators, each of which is tracked by its internal analytics systems and more fully described below and referred to in our discussion of operating results. Our key performance indicators are impacted by several factors that could cause our performance to fluctuate on a periodical basis, such as platform providers’ policies, restrictions, seasonality, user connectivity and the addition of new content to certain portfolios of games. Future growth in the number of players and engagement time will depend on our ability to retain current players, attract new players, launch new games and features, and expand into new markets and distribution platforms.

●	Average Daily Active Users. DAU is defined as the number of individual users who play a game on a particular day. We track DAU based on device activities. Thus, an individual who plays multiple games or on multiple devices is counted more than once. Average DAU for a period is the average of the monthly average DAUs for the period presented. We believe this indicator provides useful information in understanding the number of users reached across our portfolio of games on a daily basis.

●	Average Monthly Active Users. MAU is defined as the number of individual users who play a game during a particular month. We track MAU based on device activities. Thus, an individual who plays multiple games or on multiple devices is counted more than once. Average MAU for a period is the average of MAUs for each month for the period presented. We believe this indicator provides useful information in understanding the number of users reached across our portfolio of games on a monthly basis.

●	Average Daily Paying Users. DPU is defined as the number of individuals who made a purchase in a game during a particular day. We track DPU based on device activities. As such, an individual who makes a purchase in two different games in a particular day is counted as two DPUs and an individual who makes purchases in the same game on two different devices is also counted as two DPUs. The term “Average DPU” for a period is defined as the average of DPU for each day during the period presented. We use DPU and Average DPU to better understand the size of our active player base that makes in-app purchases, thus enabling us to steer its strategic goals in setting player acquisition and pricing strategies.

●	Average Monthly Paying Users. MPU is defined as the number of individual users who make an in-app purchase during a particular month. An individual who makes purchases in multiple games or on multiple devices may, in certain circumstances, be counted more than once. However, we use third-party data to limit the occurrence of multiple counting. Average MPU for a period is the average of MPUs for each month for the period presented. We believe this indicator provides useful information in understanding the number of users reached across our portfolio of games who make in-app purchases on a monthly basis.

●	Average Revenue Per Daily Active User. Average RPDAU is calculated by dividing revenue generated during a specific period by the Average DAU for that period, then further dividing by the number of days in the period. We believe this indicator provides useful information reflecting game monetization.

●	Average Monthly Payer Conversion Rate. Average MPCR is calculated by dividing average MPU for a specific period by the average MAU for the same period. We believe this indicator provides useful information about game monetization.

●	Average Daily Payer Conversion Rate. Average DPCR is calculated by dividing Average DPU for a specific period by the Average DAU for that period. We believe this indicator provides useful information reflecting game monetization.

●	Average Day Seven Retention Rate. Average 7D Retention Rate is calculated by dividing the number of new users who continue to with the app on the seventh day after installing for a specific period by the total number of new users for that period. We believe this indicator provides useful information reflecting user engagement.

Key Components of Financial Results

Revenue

We primarily generate our revenue from the sale of virtual items associated with mobile games. We also generate a portion of revenue from advertisements within mobile games. The following table presents the breakdown of the company’s total revenue, both in absolute amount and as a percentage of our total revenue, for the fiscal years indicated.

	For the Fiscal Year Ended June 30,
	2025	%	2024	%	2023	%
Revenue from In-app purchases	$106,343,226	90.1%	$131,638,895	90.6%	$150,815,913	89.7%
Revenue from advertisements	11,705,656	9.9%	13,597,854	9.4%	17,340,993	10.3%
Total revenue	$118,048,882	100%	$145,236,749	100%	$168,156,906	100%

We distribute our games to game players/users through various mobile platforms, such as Apple App Store, Google Play, Amazon, and other mobile platforms. Through these platforms, users can download the company’s free-to-play games and purchase virtual items to enhance their game-playing experience. Players can purchase virtual items through various widely accepted payment methods offered in the games. The games are distributed on various third-party platforms for which the platform providers collect proceeds from the game players and pay us an amount after deducting platform fees. For purchases made through such third-party platforms, the company is primarily responsible for fulfilling the virtual items, has control over the content and functionality of games, and has the discretion to establish the virtual items’ prices. Therefore, the company is the principal and, accordingly, revenue is recorded on a gross basis. Payment processing fees paid to platform providers are recorded within the cost of revenue.

Operating costs and expenses

The following table sets forth our operating costs and expenses, both in absolute amount and as a percentage of total revenue, for the fiscal years indicated.

	For the Fiscal Year Ended June 30,
	2025	%	2024	%	2023
Cost of revenue	$55,860,712	48.7%	$70,658,025	51.7%	$71,374,290	43.3%
Research and development expenses	5,694,010	5.0%	4,788,467	3.5%	5,485,627	3.3%
Selling and marketing expenses	48,393,515	42.2%	57,685,521	42.1%	85,331,774	51.7%
General and administrative expenses	4,710,537	4.1%	3,756,679	2.7%	2,814,455	1.7%
Total operating costs and expenses	$114,658,774	100%	$136,888,692	100%	$165,006,146	100%

Cost of revenue

Cost of revenue primarily consists of payment processing fees, royalties, customized design fees paid to related parties and third parties, hosting fees, and other direct expenses incurred to generate revenue. Platform providers, such as Apple, Google, and Amazon, charge transactional payment processing fees, which generally represent approximately 30% of our revenue, for accepting payments from players for in-app consumable virtual items. Royalties are incurred and paid by us in accordance with licensing agreements for the relevant intellectual property, to both affiliated and unaffiliated third parties. Customized design fees are incurred in accordance with the design agreements for our design requests, and payment is made by us as the project progresses and upon its completion.

We expect cost of revenue to fluctuate proportionately with revenue, and such proportionality may vary as a percentage of revenue based on our mix of games with different royalties and profit-sharing arrangements.

Research and development expenses

Research and development expenses consist of (i) salaries, bonuses, benefits, and other compensations related to research and development; (ii) outsourced professional services related to the development of game and software; and (iii) depreciation expenses associated with assets associated with our research and development efforts. We expect research and development expenses to increase in absolute dollars as we expand our business and hire more employees to support our technical development and operating activities. We also expect research and development expenses specifically associated with new game development to fluctuate over time primarily because we capitalize development costs incurred during the application development stage, but expenses development costs incurred during the preliminary project stage.

Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) advertisement expenses paid to third parties related to advertising and user acquisition; (ii) salaries, bonus, benefits, and other compensations for employees who work in service lines; and (iii) depreciation expenses associated with assets related to our selling and marketing efforts.

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

We measure the performance of our business using several key operating metrics, including Average DAUs, Average MAUs, Average DPUs, Average MPUs, Average RPDAU, Average MPCP, and Average DPCR. These operating metrics can help our management understand and measure the player engagement level of our players, and the size and reach of our audience.

	For the Fiscal Year Ended June 30,
(In thousands, except percentages)	2025	2024	2023
Non-financial performance metrics
Average DAUs	693	878	1,012
Average MAUs	3,771	4,465	5,232
Average DPUs	15	19	22
Average MPUs	145	175	215
Average RPDAU	0.463	0.459	0.458
Average MPCR	3.9%	3.9%	4.1%
Average DPCR	2.2%	2.2%	2.2%
Average 7D Retention Rate	10.1%	10.9%	12.4%

The Average DAUs decreased by 21.1%, or 185,000, to 693,000 for the fiscal year ended June 30, 2025 from 878,000 for the fiscal year ended June 30, 2024. The Average MAUs decreased by 15.5%, or 694,000, to 3,771,000 for the fiscal year ended June 30, 2025 from 4,465,000 for the fiscal year ended June 30, 2024.

The Average DAUs decreased by 13.2%, or 134,000, to 878,000 for the fiscal year ended June 30, 2024 from 1,012,000 for the fiscal year ended June 30, 2023. The Average MAUs decreased by 14.7%, or 767,000, to 4,465,000 for the fiscal year ended June 30, 2024 from 5,232,000 for the fiscal year ended June 30, 2023.

The Average DPUs decreased by 21.1%, or 4,000, to 15,000 for the fiscal year ended June 30, 2025 from 19,000 for the fiscal year ended June 30, 2024. The Average MPUs decreased by 17.1%, or 30,000, to 145,000 for the fiscal year ended June 30, 2024 from 175,000 for the fiscal year ended June 30, 2024.

The Average DPUs decreased by 13.6%, or 3,000, to 19,000 for the fiscal year ended June 30, 2024 from 22,000 for the fiscal year ended June 30, 2023. The Average MPUs decreased by 18.6%, or 40,000, to 175,000 for the fiscal year ended June 30, 2024 from 215,000 for the fiscal year ended June 30, 2023.

The decrease in Average DAUs, MAUs, DPUs and MPUs was primarily due to the loss of game players, as the company reduced advertising costs by 16.3%, or 9.0 million, to US$46.1 million for the fiscal year ended June 30, 2025, compared to US$55.1 million for the fiscal year ended June 30, 2024.

The decrease in Average DAUs, MAUs, DPUs and MPUs was primarily due to the loss of game players, as the company reduced advertising costs by 33.4%, or 27.5 million, to US$55.1 million for the fiscal year ended June 30, 2024, compared to US$82.8 million for the fiscal year ended June 30, 2023.

The Average MPCR and Average DPCR remain steady at 3.9% and 2.2%, respectively, for the fiscal year ended June 30, 2025, compared to for the fiscal year ended June 30, 2024. The Average RPDAU increased to 0.463 for the fiscal year ended June 30, 2025 from 0.459 for the fiscal year ended June 30, 2024. The stability of payer conversion rates and payment rates, including the slight increase in Average RPDAU and the unchanged Average DPCR was primarily driven by the growing popularity of our games as we focused on live operations to enhance gameplay and monetization.

The Average MPCR decreased by 4.9%, or 20 basis points, to 3.9% for the fiscal year ended June 30, 2024 from 4.1% for the fiscal year ended June 30, 2023. However, the Average DPCR remain steady at 2.2% for the fiscal year ended June 30, 2024, compared to for the fiscal year ended June 30, 2023. The Average RPDAU increased slightly to 0.459 for the fiscal year ended June 30, 2024 from 0.458 for the fiscal year ended June 30, 2023. The stability of payer conversion rates and payment rates, including the slight increase in Average RPDAU and the unchanged Average DPCR was primarily driven by the growing popularity of the games as we focused on live operations to enhance gameplay and monetization.

The Average 7D Retention Rate decreased by 7.9%, or 86 basis points, to 10.1% for the fiscal year ended June 30, 2025 from 10.9% for the fiscal year ended June 30, 2024. During the fiscal year ended June 30, 2025, the company adopted a more active monetization strategy, which increased the payment conversion rate and Average RPDAU. However, it had a negative impact on the initial experience of free users, causing some non-paying users to leave and consequently leading to a decrease in the D7 retention rate.

The Average 7D Retention Rate decreased by 11.9%, or 148 basis points, to 10.9% for the fiscal year ended June 30, 2024 from 12.4% for the fiscal year ended June 30, 2023. During the fiscal year ended June 30, 2024, the company adopted a more active monetization strategy, which increased the payment conversion rate and Average RPDAU. However, it had a negative impact on the initial experience of free users, causing some non-paying users to leave and consequently leading to a decrease in the 7D retention rate.

Fiscal Year Ended June 30, 2025 Compared to Fiscal Year Ended June 30, 2024

The following table sets forth a summary of audited consolidated results of operations for the fiscal years indicated. This information should be read together with the Company’s audited consolidated financial statements and related notes included elsewhere in this Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Fiscal Year Ended June 30,		Change
	2025	2024	Amount	%
Revenue
Revenue from in-app purchases	$106,343,226	131,638,895	(25,295,669)	(19.2)%
Revenue from advertisements	11,705,656	13,597,854	(1,892,198)	(13.9)%
Total revenue	118,048,882	145,236,749	(27,187,867)	(18.7)%

Operating costs and expenses
Cost of revenue	(55,860,712)	(70,658,025)	14,797,313	(20.9)%
Research and development expenses	(5,694,010)	(4,788,467)	(905,543)	18.9%
Selling and marketing expenses	(48,393,515)	(57,685,521)	9,292,006	(16.1)%
General and administrative expenses	(4,710,537)	(3,756,679)	(953,858)	25.4%
Total operating costs and expenses	(114,658,774)	(136,888,692)	22,229,918	(16.2)%

Income from operations	3,390,108	8,348,057	(4,957,949)	(59.4)%

Total other income, net	595,295	373,011	222,284	59.6%

Income before income tax	3,985,403	8,721,068	(4,735,665)	(54.3)%
Income tax expenses	(165,590)	(130,307)	(35,283)	27.1%
Net income	3,819,813	8,590,761	(4,770,948)	(55.5)%
Other comprehensive income (loss)
Foreign currency translation difference	492,187	(106,429)	598,616	(562.5)%
Total comprehensive income	$4,312,000	$8,484,332	(4,172,332)	(49.2)%

Revenue

Our total revenue decreased by 18.7%, or US$27.2 million, to US$118.0 million for the fiscal year ended June 30, 2025 from US$145.2 million for the fiscal year ended June 30, 2024. The decrease in total revenue was primarily due to a decrease of US$9.0 million, or 16.3%, in advertising costs related to user acquisition to US$46.1 million for the fiscal year ended June 30, 2025, compared to US$55.1 million for the fiscal year ended June 30, 2024. The reduction in advertising costs was primarily attributable to: (i) we shifted from broad-based user acquisition to targeted efficiency improvements, focusing on direct-to-consumer (DTC) and VIP user management to enhance retention and monetization without compromising long-term product viability; and (ii) we are actively expanding its content pipeline, with new titles in the Puzzle and RPG genres currently in the testing phase. We allocated meaningful marketing budgets to support these products and intend to launch extensive promotional campaigns upon their commercial release.

The decrease in advertising costs led to lower traffic and user acquisition volumes and impacted both revenue streams. In-app purchase revenue decreased by 19.2% to US$106.3 million in for fiscal year ended June 30, 2025 from US$131.6 million for the fiscal year ended June 30, 2024, while advertising revenue was US$11.7 million for the fiscal year 2025, compared to US$13.6 million in the prior fiscal year. These declines were partially offset by enhanced in-game content and features, which contributed to sustained engagement and retention among the company’s existing user base.

As part of our key initiatives to further diversify its content portfolio, we are actively working with selected developer partners to build a strong pipeline in the RPG and puzzle categories. These initiatives reflect the our commitment to broadening our product offerings and capturing new market segments. Substantial marketing budgets have been allocated to support these upcoming titles, and the company plans to roll out extensive promotional campaigns upon their commercial launch.

Operating cost and expenses

Operating costs and expenses decreased by 16.2%, or US$22.2 million, to US$114.7 million for the fiscal year ended June 30, 2025 from US$136.9 million for the fiscal year ended June 30, 2024.

Cost of revenue

Cost of revenue decreased by 20.9%, or US$14.8 million, to US$55.9 million for the fiscal year ended June 30, 2025, from 70.7 million for the fiscal year ended June 30, 2024. The decrease in cost of revenue was primarily due to the decrease of US$8.3 million in platform fees, US$5.6 million decrease in profit sharing arrangement paid to the game developers, and US$1.3 million decrease in customized design fees. Specifically, the platform fees decreased by 20.3%, or US$8.3 million, to US$32.8 million for the fiscal year ended June 30, 2025 from US$41.2 million for the fiscal year ended June 30, 2024. The profit-sharing arrangements paid to game developers decreased by 22.0%, or US$5.6 million, to US$20.0 million for the fiscal year ended June 30, 2025 from US$25.7 million for the fiscal year ended June 30, 2024. The decrease in customized design fees was primarily due to our strategic reduction in spending on updates for several mature-stage. Management expects customized design expenses to fluctuate as updates to existing games continue.

Research and development expenses

Research and development expenses increased by 18.9%, or US$0.9 million, to US$5.7 million for the fiscal year ended June 30, 2025, from US$4.8 million for the fiscal year ended June 30, 2024. The increase was primarily attributable to our strategic collaboration with several game developers during the early stages of game development.

Selling and marketing expenses

Selling and marketing expenses decreased by 16.1%, or US$9.3 million, to US$48.4 million for the fiscal year ended June 30, 2025 from US$57.7 million for the fiscal year ended June 30, 2024, primarily due to the decrease of US$9.0 million in advertising costs related to marketing and player acquisition and retention, as discussed in detail above. See “—Results of Operations—Revenue.”

General and administrative expenses

General and administrative expenses increased by 25.4%, or US$0.9 million, to US$4.7 million for the fiscal year ended June 30, 2025 from US$3.8 million for the fiscal year ended June 30, 2024. The increase was mainly attributable to higher salary expenses and professional service fees, largely associated with activities related to our public listing, including enhancements to corporate governance, financial reporting, and investor relations functions.

Other income, net

Other income (expenses), net, is used to record our non-operating income and expenses, interest income and expenses, investment income, and other income and expenses. For the fiscal year ended June 30, 2025, we had net other income of US$0.6 million, representing an increase of US$0.2 million, compared to net other income of US$0.4 million for the fiscal year ended June 30, 2024. The increase was primarily due to the increase of US$0.2 million in interest income.

Income tax expenses (benefit)

The provision for income taxes consists of current income taxes in the various jurisdictions where we are subject to taxation, primarily in mainland China and Hong Kong, as well as deferred income taxes reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities in each of these jurisdictions for financial reporting purposes and the amounts used for income tax purposes.

Cayman

The Parent and Gamehaus Inc. are incorporated in the Cayman Islands and are not subject to income taxes under the current laws of the Cayman Islands.

BVI

Gamehaus BVI is incorporated in the BVI and is not subject to income taxes under the current laws of the BVI.

Singapore

Gamehaus SG is incorporated in Singapore and is subject to Singapore Corporate Tax. Nil pretax income was generated in Singapore for the fiscal years ended June 30, 2025 and 2024.

Hong Kong

Gamehaus HK, Gamepromo, and Dataverse are companies registered in Hong Kong and subject to the following corporate income tax rate: the first HKUS$2 million of profits earned will be taxed at half the current rate (i.e., 8.25%), while the remaining profits will continue to be taxed at the existing 16.5% if revenue is generated in Hong Kong. According to the relevant provisions of the Hong Kong tax law, a HK Company is exempt from profit tax on income derived from outside Hong Kong.

PRC

Under the EIT Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Starting from the tax year ended December 23, 2021, Shanghai Kuangre is qualified as a High and New Technology Enterprise (“HNTE”) and is subject to a favorable income tax rate of 15%. Shanghai Kuangre’s HNTE certification is valid for three years starting from December 2021 and subject to renewal. In accordance with the implementation rules of the Income Tax Law of the PRC, enterprises newly established in the Western Development Zone within the scope of “preferential catalogue of income tax for key industries encouraged to develop in West area” shall be subject to a favorable income tax rate of 15% from January 1, 2021 to December 31, 2030. Chongqing Haohan and Chongqing Fanfengjian are established in the Western Development Zone and they are subject to a favorable income tax rate of 15% to December 31, 2030. Xi’an Ruojintang and Guangzhong Octopus Cat Network Technology Co., Ltd. are eligible for the preferential tax policies as small-scale taxpayers for the fiscal year ended June 30, 2025. As small-scale taxpayers, 25% of the annual taxable income of RMB 3 million or less will be included in the taxable income, and the enterprise income tax will be paid at the rate of 20%, which is essentially resulting in a favorable income tax rate of 5%. This preferential treatment is effective until December 31, 2027. The Company’s remaining subsidiaries are subject to corporate income tax at the PRC unified rate of 25%.

For the fiscal year ended June 30, 2025, income tax expense was US$0.17 million, compared to US$0.13 million of income tax expenses for the fiscal year ended June 30, 2024, primarily due to less preference income tax rate applicable to certain entities in PRC.

Net income

As a result of the foregoing, our net income for the fiscal year ended June 30, 2025 decreased by 54.3%, or US$4.8 million, to US$3.8 million from US$8.6 million when compared with the fiscal year ended June 30, 2024. The decrease in net income was primarily attributable to the decrease in revenue, which resulted from our strategically reduced advertising costs related to user acquisition, as previously discussed. However, we remain committed to our strategic focus on enhancing gameplay experiences and improving payer conversion rates, which are expected to contribute to long-term growth and profitability.

Net income per share

For the fiscal year ended June 30, 2025, the net income per ordinary share decreased to US$0.08, a decrease from net income per share of US$0.16 for the fiscal year ended June 30, 2024.

Fiscal Year Ended June 30, 2024 Compared to Fiscal Year Ended June 30, 2023

The following table sets forth a summary of audited consolidated results of operations for the fiscal year indicated. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

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
Other comprehensive income (loss)
Foreign currency translation difference	(106,429)	(1,954,899)	1,848,470	(94.6)%
Total comprehensive income	$8,484,332	$2,139,262	6,345,070	296.6%

Revenue

Our total revenue decreased by 13.6%, or US$22.9 million, to US$145.2 million for the fiscal year ended June 30, 2024 from US$168.2 million for the fiscal year ended June 30, 2023.

We primarily generate revenue from the sale of virtual currency associated with online games. We distribute our games to game players/users through various mobile platforms, such as Apple App Store and Google Play. Through these platforms, users can download the company’s free-to-play games and purchase virtual currency that can be redeemed for virtual goods in the game.

Revenue from in-app purchase decreased by 12.7%, or US$19.2 million, to US$131.6 million for the fiscal year ended June 30, 2024 from US$150.8 million for the fiscal year ended June 30, 2023. The decrease in revenue from in-app purchase was primarily due to a 33.4% reduction in advertising costs related to user acquisition from US$82.7 million for the fiscal year ended June 30, 2024, compared to US$55.1 million for the fiscal year ended June 30, 2023. However, we mitigated the extent of the revenue decline by introducing new content and features, along with our ability to retain game players. The Average DPCR and Average RPDAU remained steady for the fiscal year ended June 30, 2024, compared with for the fiscal year ended June 30, 2023, indicating that existing users remained engaged and continued to make consistent payments. The reduction in advertising costs related to user acquisition improved the company’s cash flow, allowing for the investments in new games.

The company also has established relationships with certain advertising service providers for in-game advertisements. Revenue from these advertising providers is generated through impressions, click-throughs, and banner ads.

Revenue from advertisements decreased by 21.6%, or US$3.7 million, to US$13.6 million for the fiscal year ended June 30, 2024 from US$17.3 million for the fiscal year ended June 30, 2023. The decrease in revenue from advertisements was primarily due to the 33.4% reduction in advertising costs related to user acquisition from US$82.7 million for the fiscal year ended June 30, 2024, compared to US$55.1 million for the fiscal year ended June 30, 2023. However, we mitigated the extent of the revenue decline by introducing new content and features, along with our ability to retain game players.

Operating cost and expenses

Operating costs and expenses decreased by 17.0%, or US$28.1 million, to US$136.9 million for the fiscal year ended June 30, 2024 from US$165.0 million for the fiscal year ended June 30, 2023.

Cost of revenue

Cost of revenue decreased by 1.0%, or US$0.7 million, to US$70.7 million for the fiscal year ended June 30, 2024 from US$71.4 million for the fiscal year ended June 30, 2023. The decrease in cost of revenue was primarily due to the decrease of US$6.2 million in platform fees, offset by a US$3.6 million increase in profit sharing arrangement paid to the game developers and US$1.7 million increase in customized design fees. Specifically, the platform fees decreased by 13.0%, or US$6.2 million, to US$41.2 million for the fiscal year ended June 30, 2024 from US$47.3 million for the fiscal year ended June 30, 2023. The decrease in platform fees was approximately in line with the 13.6% decrease in our revenue. Management expects the platform fees to fluctuate proportionately with our revenue. The profit-sharing arrangements paid to game developers increased by 16.5%, or US$3.6 million, to US$25.7 million for the fiscal year ended June 30, 2024 from US$22.0 million for the fiscal year ended June 30, 2023. The increase in profit sharing paid to the game developer was primarily due to certain games entering the profit-making stage after the promotion phase. As these games became profitable, the game developers started receiving their share, resulting in higher profit-sharing expenses. Management expects profit sharing paid to the game developers to fluctuate with the financial performance of individual games and the profit-sharing arrangements established with each game developer. The increase in customized design fees was primarily attributable to the company’s collaborative effort in developing new games during the fiscal year ended June 30, 2024. Management expects customized design fee expenses to fluctuate with the development of new games and the continued updating of existing games.

Research and development expenses

Research and development expenses decreased by 12.7%, or US$0.7 million, to US$4.8 million for the fiscal year ended June 30, 2024 from US$5.5 million for the fiscal year ended June 30, 2023. The decrease was primarily due to the company optimizing its personnel structure in the research and development department to improve cost efficiency.

Selling and marketing expenses

Selling and marketing expenses decreased by 32.4%, or US$27.6 million, to US$57.7 million for the fiscal year ended June 30, 2024 from US$85.3 million for the fiscal year ended June 30, 2023, primarily due to the decrease of US$27.6 million in advertising costs related to marketing and player acquisition and retention.

General and administrative expenses

General and administrative expenses increased by 33.5%, or US$1.0 million, to US$3.8 million for the fiscal year ended June 30, 2024 from US$2.8 million for the fiscal year ended June 30, 2023, primarily due to the increase in salary expenses, outsourcing professional fees, and travel expenses. All the increases are primarily attributed to the preparation of the public listing.

Other income, net

Other income (expenses), net, is used to record our non-operating income and expenses, interest income and expenses, investment income, and other income and expenses. For the fiscal year ended June 30, 2024, we had net other income of US$0.4 million, representing a decrease of US$0.5 million, compared to net other income of US$0.9 million for the fiscal year ended June 30, 2023. The decrease was due to the decrease of US$0.6 million in other income that consisted primarily of tax refunds from third-party platforms against the increase of US$0.1 million in interest income.

Income tax expenses (benefit)

The provision for income taxes consists of current income taxes in the various jurisdictions where we are subject to taxation, primarily in mainland China and Hong Kong, as well as deferred income taxes reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities in each of these jurisdictions for financial reporting purposes and the amounts used for income tax purposes.

Cayman

Gamehaus Inc. is incorporated in the Cayman Islands and is not subject to income taxes under the current laws of the Cayman Islands.

BVI

Gamehaus BVI is incorporated in the BVI and is not subject to income taxes under the current laws of the BVI.

Singapore

Gamehaus SG is incorporated in Singapore and is subject to Singapore Corporate Tax. Nil pretax income was generated in Singapore for the fiscal years ended June 30, 2024 and 2023.

Hong Kong

Gamehaus HK, Gamepromo, Dataverse, and Avid.ly are companies registered in Hong Kong and subject to the following corporate income tax rate: the first HKUS$2 million of profits earned will be taxed at half the current rate (i.e., 8.25%), while the remaining profits will continue to be taxed at the existing 16.5% if revenue is generated in Hong Kong. According to the relevant provisions of the Hong Kong tax law, a HK Company is exempt from profit tax on income derived from outside Hong Kong.

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

For the fiscal year ended June 30, 2024, income tax expense was US$0.13 million, compared to US$0.08 million of income tax benefit for the fiscal year ended June 30, 2023, primarily because the net income before provision for income taxes increased by US$4.7 million to 8.7 million for the fiscal year ended June 30, 2024 from US$4.0 million for the fiscal year ended June 30, 2023. For the fiscal year ended June 30, 2024, the Company continued to benefit from a net operating loss carryover, net income that is exempted from profit tax, differential income tax rates applicable to certain entities in PRC, and additional deductions for research and development expenses, as it did for the fiscal year ended June 30, 2023.

Net income

As a result of the foregoing, our net income for the fiscal year ended June 30, 2024 increased by 109.8%, or US$4.5 million, to US$8.6 million from US$4.1 million when compared with the fiscal year ended June 30, 2023. The increase in net income was primarily attributable to the company’s continued effort to elevate gameplay experiences and enhance payer conversion rates. By prioritizing these aspects, we maintained steady revenue and effectively reduced advertising costs related to marketing and player acquisition and retention.

Net income per share

For the fiscal year ended June 30, 2024, the net income per ordinary share, after adjustment to reflect business combination, increased to US$0.16, a significant increase from net income per share of US$0.08 for the fiscal year ended June 30, 2023.

B. Liquidity and Capital Resources

In assessing our liquidity, management monitors and analyzes the cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. For the fiscal years ended June 30, 2025, 2024 and 2023, we recognized net income of approximately US$3.8 million, US$8.6 million and US$4.1 million, respectively. For the fiscal years ended June 30, 2025, 2024 and 2023, cash provided by operating activities was 2.2 million, 4.5 million, and US$2.5 million, respectively. As of June 30, 2025 and 2024, the Company had US$15.2 million and US$18.8 million in cash and cash equivalent, respectively. The decrease was primarily attributable to US$2.3 million used by investing activities and US$3.7 used in financing activities, against US$2.2 million provided from operating activities.

Our liquidity needs are to meet its working capital requirements, operating expenses, and capital expenditure obligations. We believe that its current cash on hand will be sufficient to meet the current and anticipated needs for general corporate purposes for at least the next 12 months from the date of this Report. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure, or similar actions. If we determine that the cash requirements exceed the amount of cash on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. The company’s current contractual obligations consist primarily of operating lease payments and the operating lease commitments for property management expenses under lease agreements. Therefore, we believe that we have sufficient cash reserves to pay short-term debts in order to maintain our liquidity.

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

Cash flows for the Fiscal Years Ended June 30, 2025, 2024 and 2023

The following table presents a summary of our cash flows for the fiscal years indicated:

	For the Fiscal Year Ended June 30,
	2025	2024	2023
Net cash provided by operating activities	$2,215,358	$4,462,178	$2,472,572
Net cash used in investing activities	(2,279,711)	(407,345)	(1,451,916)
Net cash (used in) provided by financing activities	(3,714,884)	(1,200,612)	4,235,521
Effect of exchange rate changes on cash	193,842	(52,073)	(1,122,434)
Net change in cash and restricted cash	$(3,585,395)	$2,802,148	$4,133,743

Operating activities

Net cash flows provided by operating activities for the fiscal year ended June 30, 2025 decreased by US$2.2 million when compared with the fiscal year ended June 30, 2024. Net cash flows provided by operating activities for the fiscal year ended June 30, 2024 increased by US$2.0 million when compared with the fiscal year ended June 30, 2023.

Net cash provided by operating activities for the fiscal year ended June 30, 2025 was approximately US$2.2 million, which was primarily attributable to net income of approximately US$3.8 million, adjusted for non-cash items of approximately US$1.8 million and for changes in working capital of approximately negative US$3.4 million. The adjustments for changes in working capital mainly included (i) a decrease in account payable of US$2.5 million, and (ii) an increase in prepaid expenses and other current assets of US$1.1 million, (iii) a decrease in contract liabilities of US$1.0 million, offset by (iii) a decrease in account receivable of US$0.8 million, and (iv) a decrease in advanced to suppliers of US$0.4 million. The decreases were primarily due to the reduced advertising costs and the decrease in revenue.

Net cash provided by operating activities for the fiscal year ended June 30, 2024 was approximately US$4.5 million, which was primarily attributable to net income of approximately US$8.6 million, adjusted for non-cash items of approximately US$0.9 million and for changes in working capital of approximately negative US$6.3 million. The adjustments for changes in working capital mainly included (ii) a decrease in account payable of US$12.8 million, offset by (iii) a decrease in account receivable of US$5.5 million, and (iv) a decrease in advanced to suppliers of US$2.1 million. The decreases were primarily due to the reduced advertising costs and the decrease in revenue. The increase in deferred offering cost was primarily due to the public listing.

Net cash provided by operating activities for the fiscal year ended June 30, 2023 was approximately US$2.5 million, which was primarily attributable to net income of approximately US$4.1 million, adjusted for non-cash items of approximately US$1.4 million and for changes in working capital of approximately negative US$3.0 million. The adjustments for changes in working capital mainly included (i) an increase in account receivable of US$5.5 million, (ii) an increase in advanced to suppliers of US$5.5 million, (iii) a decrease of accrued expenses and other current liabilities and lease liabilities of US$1.8 million, (iv) an increase in prepaid expenses and other current assets of US$0.3 million, partially offset by (v) an increase in account payable of US$9.0 million and (vi) an increase in unearned contact liabilities of US$1.1 million. All the increases were primarily due to the expansion of the Company’s business and the increase in revenue.

Investing activities

Net cash flows used in investing activities for the fiscal year ended June 30, 2025 increased by US$1.9 million when compared with the fiscal year ended June 30, 2024. Net cash flows used in investing activities for the fiscal year ended June 30, 2024 decreased by US$1.0 million when compared with the fiscal year ended June 30, 2023.

Net cash used in investing activities was US$2.3 million for the fiscal year ended June 30, 2025, primarily attributable to US$1.3 million net increase in investments in trading securities and US$0.9 million investment in intangible assets.

Net cash used in investing activities was US$0.4 million for the fiscal year ended June 30, 2024, primarily attributable to investments in intangible assets of US$0.3 million and investment in transportation equipment of US$0.1 million.

Net cash used in investing activities was US$1.5 million for the fiscal year ended June 30, 2023, primarily attributable to investments in intangible assets of US$3.6 million and against proceeds from disposing of equity investments of US$2.2 million.

Financing activities

Net cash flows used in financing activities for the fiscal year ended June 30, 2025 increased by US$2.5 million when compared with the fiscal year ended June 30, 2024. Net cash flows provided by financing activities for the fiscal year ended June 30, 2024 decreased by US$5.4 million when compared with the fiscal year ended June 30, 2023.

Net cash used in financing activities was US$3.7 million for the fiscal year ended June 30, 2025, primarily attributable to US$2.5 million in payment on reverse recapitalization, US$1.1 million in payments for public listing offering costs and US$0.1 million in payment to the controlling shareholder, Mr. Xie.

Net cash used in financing activities was US$1.2 million for the fiscal year ended June 30, 2024. This was primarily due to US$1.3 million in payments for public listing offering costs, partially offset by US$0.1 million in proceeds from a contribution by the controlling shareholder, Feng Xie.

Net cash provided by financing activities was US$4.2 million for the fiscal year ended June 30, 2023, primarily attributable to US$3.2 million of reinjection from investor for recapitalization, and US$1.3 million repayment from the controlling shareholder, Feng Xie, and partially offset by US$0.3 million payment for public listing offering cost. Specifically, during the Company’s reorganization in anticipation of its public listing, Shanghai Kuangre returned approximately US$3.3 million in capital investment to Beijing Zhiyi, the then-shareholder of Shanghai Kuangre, in June 2022, and Beijing Zhiyi re-invested in Gamehaus in July 2022. During the fiscal year ended June 30, 2022, the Company advanced approximately US$1.3 million as a loan to the controlling shareholder, Feng Xie, approved by the Company’s shareholders. The loan was due on demand and with an annual interest rate of 2.5%. The Company was repaid in December 2022.

Capital Expenditures

Our capital expenditures are primarily incurred for purchase of royalty rights from game developers and for expenditures on the capitalized development costs associated with infrastructure and new games or significant updates to existing games. Our capital expenditures were US$0.9 million, US$0.3 million and US$3.6 million for the fiscal years ended June 30, 2025, 2024 and 2023, respectively. We intend to fund our future capital expenditures with existing cash balance. We will continue to incur capital expenditures as needed to meet the expected growth of our business.

Contractual Obligations

The following table sets forth the company’s contractual obligations as of June 30, 2025.

Contractual Obligations as of June 30, 2025	Payment Due by Period
	<1 year	1-3 years	Total
Operating lease payment	$463,064	$58,517	$521,581
Capital payment	$58,667	$940	$59,607
Total	$521,731	$59,457	$581,188

The company recorded lease costs of US$434,874, US$442,119 and US$499,481 for the fiscal years ended June 30, 2025, 2024 and 2023, respectively. Other than what is disclosed above, we did not have other significant commitments, long-term obligations, or guarantees as of June 30, 2025.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to such entity or engages in leasing, hedging or product development services with us.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview— Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed in this Report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Critical Accounting Policies and Estimates

In preparing the company’s consolidated financial statements in conformity with U.S. GAAP, the company’s management makes estimates and assumptions that affect amounts reported in the company’s consolidated financial statements and accompanying notes. Such estimates include, but are not limited to, revenue recognition,the allowance for credit losses, realizability of deferred tax assets, estimated useful lives of fixed assets, intangible assets and operating lease right-of-use assets, and accruals for income tax uncertainties. Actual amounts may differ from these estimated amounts.

The company considers accounting estimates critical accounting policies when: (i) the estimates involve matters that are highly uncertain at the time the accounting estimate is made, and (ii) different estimates or changes to estimates could have a material impact on the company’s reported financial position, changes in financial position, or results of operations.

When more than one accounting principle, or method of its application, is generally accepted, the company selects the principle or method that it considers the most appropriate based on the specific circumstances. Application of these accounting principles requires the company to make estimates about the future resolution of existing uncertainties. Due to the inherent uncertainty involving estimates, actual results reported in the future may differ from such estimates. For additional information on its significant accounting policies, please refer to Note 2, Summary of Significant Accounting Policies to our consolidated financial statements included elsewhere in this Report.

Software development costs

The company adopted ASC 985-20-25 on July 1, 2021. The company reviews software development costs associated with infrastructure and new games or significant updates to existing games to determine if the costs qualify for capitalizing. Development costs primarily consist primarily of compensation and payroll-related expenses for employees and third-party consultants who devote time to the company’s internal-use software projects. The development costs incurred during the application development stage are capitalized. Capitalization of such costs begins when the preliminary project stage is completed and ceases at the point in which the project is substantially complete and is ready for its intended purpose. The capitalization of development costs is recognized if, and only if, all of the following conditions are met: (i) technical feasibility to complete the games or internal use software so they will be available for use or sale; (ii) the intention to complete the games or internal use software and use them or sell them; (iii) ability to use or sell the games or internal use software, (iv) how the games or internal use software will generate probable future economic benefits; (v) the availability of proper technical, financial, and other resources to complete the development of the games or internal use software and to use them or sell them, and (vi) the ability to measure reliably the expenditure attributable to the games or internal use software during the development. With respect to new games or updates to existing games, the preliminary project stage remains ongoing until just prior to worldwide launch. The development costs of new games or updates to existing games are expensed as incurred to research and development in the consolidated statements of comprehensive income.

As of June 30, 2025 and 2024, the company capitalized US$3,459,100 and US$3,071,227 of development costs, respectively.

The company reviewed the development costs associated with the new games and determined that the preliminary project stage had been completed during the fiscal years ended June 30, 2025 and 2024. Consequently, development costs of approximately US$0.9 million and US$0.3 million were capitalized during the fiscal years ended June 30, 2025 and 2024, respectively. The estimated useful life of costs capitalized is generally three to seven years. During the fiscal years ended June 30, 2025, 2024 and 2023, the amortization of capitalized software costs totaled US$294,078, US$39,167 and nil, respectively.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as significant adverse changes to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the remaining useful life is shorter than the company had originally estimated. When these events occur, the company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the fiscal years ended June 30, 2025, 2024 and 2023.

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

The Company monitors the amount of outstanding purchased and free virtual currency at each reporting date based on player behavior. This review, performed on a game-by-game basis, includes an analysis of game players’ historical play behavior, purchase behavior, and the amount of virtual currency outstanding. Accordingly, revenue is recognized using weighted average consumption rates.

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

Revenue from Advertisements

The company also has relationships with certain advertising service providers for advertisements within its games and revenue from these advertising providers is generated through impressions, click-throughs, and banner ads. The company has determined that displaying the advertisements within the mobile games is identified as a single performance obligation. The transaction price in advertising arrangements is established by its advertising service providers and is generally the product of the number of advertising units delivered (such as impressions and offers completed) and the contractually agreed-upon price per unit.The revenue from advertisements was recognized at the point the advertising unit delivered. The company has determined that it is generally acting as an agent in its advertising arrangements, because the advertising service providers (i) maintain the relationship with the customers, (ii) control the pricing of the advertising such that the Company does not know the total price paid by the customer to the service providers, and (iii) control the advertising product through the time the advertisements are displayed in its games. Therefore, the company recognizes revenue related to these arrangements on a net basis.

Disaggregation of Revenue

All the company’s revenue from the sale of In-app purchases and from advertisements were recognized at a point in time.

The company disaggregates its revenue by geographic region as follows:

	For the Fiscal Years Ended June 30,
	2025	%	2024	%	2023	%
Players located in the United States	$74,134,697.00	62.8%	$93,241,993	64.2%	$109,806,460	65.3%
Players located in Europe	18,415,626	15.6%	21,349,802	14.7%	23,541,966	14.0%
Players located in other regions	25,498,559	21.6%	30,644,954	21.1%	34,808,480	20.7%
Total revenue	$118,048,882	100%	$145,236,749	100%	$168,156,906	100%

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

The following table summarizes the company’s opening and closing balances in contract liabilities and accounts receivable:

	Accounts Receivable	Contract Liabilities
Balance as of June 30, 2024	11,024,450	2,830,068
Balance as of June 30, 2025	10,423,418	1,871,120

Substantially all of the company’s unsatisfied performance obligations relate to contracts with an original expected length of one year or less.

The table below presents the activity of contract liabilities during the fiscal years ended June 30, 2025 and 2024, respectively.

	As of June 30,
	2025	2024
Balance at the beginning of the year	$2,830,068	$2,986,364
Cash received	105,350,306	131,488,362
Revenue recognized	106,343,226	131,638,895
Foreign currency translation	33,972	(5,763)
Balance at the end of the year	$1,871,120	$2,830,068

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

Advertising Costs

The cost of advertising is expensed as incurred, and totaled US$46.1 million, US$55.1 million and US$82.6 million for the fiscal years ended June 30, 2025, 2024 and 2023, respectively. Advertising costs primarily consist of marketing and player acquisition and retention costs and are included in sales and marketing expenses.

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

In November 2024, the FASB has released ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. The purpose of this update is to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling expenses, general and administrative expenses, and research and development expenses). ASU 2024-04 is effective for all public business entities, for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Any entity qualified as public business entity shall apply ASU 2024-04 prospectively to financial statements issued for current period and all comparative periods. Early adoption is permitted. The company is currently evaluating the impact of this ASU on its financial statements.

In November 2024, the FASB issued No. 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This ASU clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The company is currently evaluating the impact of this ASU on its financial statements.

In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The company is currently evaluating the impact of this ASU on its financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

On September 18, 2025, the FASB issued Accounting Standards Update (ASU) 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. ASU 2025-06 modernizes the accounting for internal-use software (the existing internal-use software guidance does not contemplate more current methods of software development). The amendments in ASU 2025-06 are limited and focused on the key challenge that entities face in applying FASB Accounting Standards Codification (FASB ASC) 350-40—applying that guidance to software that is developed using modern, iterative approaches such as Agile, DevOps, and continuous-deployment models that do not fit neatly into the legacy “preliminary-project / application-development / post-implementation” stages described in today’s Subtopic 350-40.The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Company expects the adoption on this ASU will not have a material effect on the Company’s consolidated financial statements.

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

Name	Age	Position
Feng Xie	48	Chairman of the Board of Directors
Yimin Cai	38	Chief Executive Officer and Director
Ling Yan	39	Chief Financial Officer and Director
Xi Yan	44	Chief Technology Officer and Director
Yan Gong	51	Independent Director
Lei Zhu	54	Independent Director
Kenneth Lam	61	Independent Director

Mr. Feng Xie. Mr. Xie has served as our chairman of the board of directors since April 2024 and our director since July 2023. Mr. Xie is also the founder and has served as a director and the chairman of the board of directors of Gamehaus Inc. since December 2020 and November 2023, respectively. In addition, Mr. Xie has served as the chairman and chief executive officer of Shanghai Kuangre, one of our PRC subsidiaries, since October 2016, responsible for the management of day-to-day operations and high-level strategizing and business planning. From December 2010 to September 2016, Mr. Xie founded and served as the chief executive officer of Shanghai Holaverse Network Technology Co., Ltd., a company primarily focused on the development of mobile applications. From March 2009 to February 2010, Mr. Xie served as the vice president of China at TCL Technology Group Corporation (SHE: 000100), responsible for management of global mobile Internet business. Mr. Xie holds an Executive MBA from the National University of Singapore. He earned his bachelor’s degree in Computer Science and Technology from the Air Force Engineering University in 2001.

Mr. Yimin Cai. Mr. Cai has served as our Chief Executive Officer and director since January 2025. Mr. Cai has served as the chief executive officer of Gamehaus Inc. since November 2023, responsible for business development, investment, operations, and user acquisition. Since February 2018, Mr. Cai has served as the director of business development at Shanghai Kuangre, responsible for business development of the company. From October 2017 to February 2018, Mr. Cai served as the vice director of human resources at AIA Group Limited (HK: 1299), a multinational insurance company, where he was responsible for driving and managing organizational changes and ensuring that employees were prepared and supported effectively. From February 2012 to October 2017, Mr. Cai served as a manager at PricewaterhouseCoopers Management Consulting (Shanghai) Co., Ltd., responsible for merger and acquisition and post merge integration consulting. Mr. Cai received his bachelor’s degree in Applied Psychology from Nanjing University in 2010 and his master’s degree in Education and Psychology from University of Cambridge in 2012.

Ms. Ling Yan. Ms. Yan has served as our Chief Financial Officer and director since January 2025. Ms. Yan has served as a director and the chief financial officer of Gamehaus Inc. since December 2020 and November 2023, respectively. Ms. Yan has also served as the chief financial officer of Shanghai Kuangre since October 2016, responsible for the company’s overall financial management and internal control. From July 2013 to September 2016, Ms. Yan served as the chief financial officer of Shanghai Holaverse Network Technology Co., Ltd., where she was responsible for the company’s overall financial management, tax compliance, and accounting related matters. Ms. Yan holds an Executive MBA from Fudan University. She received her bachelor’s degree in Finance from Zhengzhou University in 2009.

Mr. Xi Yan. Mr. Yan has served as our Chief Technology Officer and eirector since January 2025. Mr. Yan has served as a partner of Shanghai Kuangre since October 2016, responsible for the company’s technology, data, and marketing promotion. From December 2011 to September 2016, Mr. Yan served as a partner of Shanghai Holaverse Network Technology Co., Ltd., responsible for technology and operation management. Mr. Yan received his bachelor’s degree in Computer Science and Technology from Donghua University in 2003.

Prof. Yan Gong. Mr. Gong has served as our Independent Director since January 2025. Since July 2013, Mr. Gong has served as a professor of Entrepreneurial Management Practice at China Europe International Business School, responsible for conducting research, delivering lectures, and overseeing curriculum development. From May 2016 to May 2023, Mr. Gong served as an independent director at Giant Network Group Co., Ltd. (SHE: 002558), and from August 2016 to April 2020, Mr. Gong also served as an independent director at Jack Technology Co., Ltd. (SSE: 603337). Mr. Gong received a bachelor’s degree in Electrical Engineering from Hunan University in 1994, an MBA degree from Zhejiang University in 2001, and a Ph.D. degree in Management from University of Wisconsin-Madison in 2007.

Prof. Lei Zhu. Ms. Zhu has served as our Independent Directosince January 2025. Since July 2018, Ms. Zhu has served as a professor of Accounting at Fudan Fanhai International School of Finance, Fudan University, responsible for conducting research, teaching corporate finance courses, and contributing to academic initiatives. From July 2013 to July 2018, Ms. Zhu served as an associate professor of accounting at Shanghai Advanced Institute of Finance, Shanghai Jiao Tong University. From July 2009 to June 2013, Ms. Zhu served as an assistant professor of Accounting at Boston University, responsible for teaching courses and contributing to academic projects. Ms. Zhu’s research involves theoretical and empirical studies of corporate finance and financial institutions, as well as the legal and regulatory framework for the financial market. Ms. Zhu received a bachelor’s degree in Accounting in Temple University in 1997, a master’s degree in Finance from Boston College in 2002, and a Ph.D. degree in Accounting from Columbia Business School in 2009.

Mr. Kenneth Lam. Mr. Lam has served as our Independent Director since January 2025. Mr. Lam has served as the chief financial officer of Golden Star since December 2, 2021. Mr. Lam, a chartered accountant in the United Kingdom and a CPA in Hong Kong, is a seasoned finance executive with cross functional experiences including board directorship, executive management, enterprise risk management, quality system implementation, Environmental Health & Safety supervision, legal and company secretarial support in leading MNCs. He has a proven track record on formulating and implementing financial strategies for multi-national corporations in the Chinese market. Mr. Lam was the China CFO, Asia Motor Business Unit Finance Business Partner, interim CEO of AXA Assistance based in Beijing and Suzhou between 2016 and 2018. Before joining AXA, he worked for Airbus for 17 years from 1998 to 2015 in Beijing and Tianjin. He was the Vice President in Finance & Quality of Airbus and acted as the CFO of Airbus in China, board director in JVs and WOFE, and the finance shared services leader of the Group. Mr. Lam was the lead player in the establishment of an engineering center in Beijing, the A320 Final Assembly Line and a logistics center in Tianjin, and a manufacturing center in Harbin. He was also the chief negotiator of two Beijing JV extensions. Between 1995 and 1997, Mr. Lam was the Senior Financial Accountant and Regional EH&S Supervisor of ARCO Chemical Asia Pacific in Hong Kong. On the public practice side, Mr. Lam joined PriceWaterhouseCoopers in Beijing from 1997 to 1998, Ernst & Young in Hong Kong from 1992 to 1994, and Helmores in London from 1988 to 1991. During these periods, Mr. Lam gained rich experience in providing client assurance and IPO services, and advising clients on business issues. Mr. Lam was appointed by the Chief Executive of Hong Kong as a Financial Reporting Review Panel Member of the Financial Reporting Council from 2007 to 2013. The duty was to conduct enquiries into non-compliance with financial reporting requirements of listed companies. Mr. Lam received a bachelor of science degree with honors in Electrical Engineering Science from the University of Warwick and a master of science degree in Management Science from the Imperial College London.

B. Compensation

For the fiscal year ended June 30, 2025, we paid an aggregate of $0.7 million as compensation to our executive officers and directors. We have developed an executive compensation program that is consistent with existing compensation policies of Nasdaq-listed peer companies, which are designed to align the interests of executive officers with those of our stakeholders, while enabling us to attract, motivate, and retain individuals who contribute to our long-term success. Specific determinations with respect to director and executive compensation will be determined by our compensation committee. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC Subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

2023 Equity Incentive Plan

Under the Company’s 2023 Equity Incentive Plan, which we refer to herein as the “2023 Plan,” 3,749,856 Class A Ordinary Shares have been authorized for issuance pursuant to awards under the 2023 Plan.

The 2023 Plan provides for an automatic share reserve increase feature, whereby the share reserve will be increased automatically on the first day of each fiscal year beginning with the fiscal year ended June 30, 2024, in an amount equal to the lesser of (i) a number equal to 6% of the aggregate number of shares of the Company’s Ordinary Shares outstanding on the last day of the immediately preceding fiscal year and (ii) such number of shares as is determined by the Administrator (as defined below) of the 2023 Plan.

Types of Awards. The 2023 Plan permits the awards of options, share appreciation rights, dividend equivalent right, restricted shares and restricted share units, and other rights or benefits under the 2023 Plan.

Authorized Shares. The 2023 Plan provides for the issuance of up to seven percent (7%) of the aggregate number of Ordinary Shares issued and outstanding immediately after the completion of the Business Combination, subject to adjustment upon changes in our capitalization and automatic increase as disclosed above.

Plan Administration. The 2023 Plan shall be administrated by the administrator of the 2023 Plan (the “Administrator”), which shall be the company’s board of directors (the “Board”) or a compensation committee of the Board or another board committee designated by the Board to administer the 2023 Plan.

Eligibility. We may grant awards to our employees, directors, and consultants. An employee, director, or consultant who has been granted an award may, if he or she is otherwise eligible, be granted additional awards.

Designation of Award. Each award under the 2023 Plan is designated in an award agreement, which is a written agreement evidencing the grant of an award executed by us and the grantee, including any amendments thereto.

Conditions of Award. The Administrator shall determine the provisions, terms, and conditions of each award including, but not limited to, the award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, and form of payment upon settlement of the award.

Terms of Award. The term of each award is stated in the award agreement between us and the grantee of such award.

Transfer Restrictions. Unless otherwise determined by the Administrator, awards shall be transferable by the grantee: (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the grantee, only to the extent and in the manner approved by the Administrator. Notwithstanding the foregoing, the grantee may designate a beneficiary or beneficiaries of the grantee’s award in the event of the death of the grantee on a beneficiary designation form provided by the Administrator.

Amendment, Suspension or Termination of the 2023 Plan. The Board may amend, alter, suspend, discontinue, or terminate the 2023 Plan; provided, however, that no such amendment, alteration, suspension, discontinuation, or termination shall be made without shareholder approval with such legally mandated threshold for a resolution of the shareholders if such approval is necessary to comply with Applicable Laws (as defined under the 2023 Plan) or if such amendment would change any of the termination provision of the 2023 Plan discussed herein.

As of the date of this Report, we have not granted any award under the 2023 Plan.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to the employment agreements, we agreed to employ each of our executive officers for an initial term of three years, which could be automatically extended for successive one-year terms unless either party provides a one-month prior written notice to terminate the employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to, the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation, or other entity without written consent, any confidential information.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

C. Board Practices

Risk Oversight

Our Board is responsible for overseeing our risk management process. Our Board focuses on the company’s general risk management strategy, the most significant risks faced by the company, and oversight of the implementation of risk mitigation strategies by the management of the company. Our audit committee is also responsible for discussing our policies with respect to risk assessment and risk management.

Our Board appreciates the evolving nature of its business and industry and is actively involved with monitoring new threats and risks as they emerge.

Duties of Directors

Under Cayman Islands law, all of our directors owe fiduciary duties to us. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. We have the right to seek damages if a duty owed by any of our directors is breached.

In accordance with our current Amended and Restated Articles of Association, the functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of the company and mortgaging the property of the Company;

●	maintaining or registering a register of mortgages, charges, or other encumbrances of the Company.

Terms of Directors and Executive Officers

Unless amended by an ordinary resolution of shareholders, our board of directors consists of seven directors divided into two classes. One (1) Class I director shall serve a term expiring at our first annual general meeting following the effectiveness of our current Amended and Restated Articles of Association, unless such Class I director is removed or resigns in accordance with our current Amended and Restated Articles of Association. The remaining six (6) Class II directors shall serve a term expiring at our second annual general meeting following the effectiveness of our current Amended and Restated Articles of Association, unless such Class II directors are removed or resign in accordance with these Articles. A director may be removed either by an ordinary resolution of shareholders or by a majority of the other directors. Any vacancy on our board of directors may be filled by our remaining directors. A remaining director may appoint a new director even in the absence of a quorum. In addition, our officers are elected by, and serve at the discretion of, our board of directors.

Committees of the Board of Directors

We have established an audit committee, a nomination and corporate governance committee, and a compensation committee. Our Board has adopted a charter for each of these committees.

Audit Committee. Our audit committee is composed of Lei Zhu, Yan Gong, and Kenneth Lam, with Lei Zhu serving as chairperson. Our board of directors has determined that all such directors meet the independence requirements under the Nasdaq listing rules and under Rule 10A-3 of the Exchange Act. Each member of the audit committee is financially literate, in accordance with Nasdaq audit committee requirements, and possesses prior experience sitting in auditing committees of publicly-listed companies. In arriving at this determination, our board of directors examined each audit committee member’s scope of experience and the nature of their prior and/or current employment. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Nomination and Corporate Governance Committee. Our nomination and corporate governance committee is composed of Feng Xie, Yan Gong, and Lei Zhu, with Feng Xie with serving as chairperson. The nomination and corporate governance committee is responsible for the assessment of the performance of the board, considering and making recommendations to the our board of directors with respect to the nominations or elections of directors and other governance issues.

Compensation Committee. Our compensation committee is composed of Yimin Cai, Yan Gong, and Lei Zhu, with Yimin Cai serving as chairperson. The compensation committee is responsible for reviewing and making recommendations to our board of directors regarding our compensation policies for our officers and all forms of compensation. The compensation committee also administers our equity-based and incentive compensation plans and make recommendations to our board of directors about amendments to such plans and the adoption of any new employee incentive compensation plans.

Code of Ethics

We adopted a code of ethics that applies to all of our employees, directors and officers, including our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. We intend to disclose on our website any future amendments of the code of ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or directors from provisions in the code of ethics.

Shareholder Communication with the Board of Directors

Shareholders and other interested parties may communicate with the Board, including non-management directors, by sending a letter to us at 5th Floor, Building 2, No. 500 Shengxia Road, Pudong New District, Shanghai, the PRC, for submission to the board of directors or committee or to any specific director to whom the correspondence is directed. Shareholders communicating through this means should include with the correspondence evidence, such as documentation from a brokerage firm, that the sender is a current record or beneficial shareholder of the company. All communications received as set forth above will be opened by the Corporate Secretary or his or her designee for the sole purpose of determining whether the contents contain a message to one or more of the company’s directors. Any contents that are not advertising materials, promotions of a product or service, patently offensive materials or matters deemed, using reasonable judgment, inappropriate for the board of directors will be forwarded promptly to the chairman of the board of directors, the appropriate committee or the specific director, as applicable.

D. Employees

We had 153, 143 and 150 full-time employees as of June 30, 2025, 2024 and 2023, respectively. The following table sets forth the number of our full-time employees as of June 30, 2025:

Function:	Number
Operations	28
Research and Development	40
Sales and Marketing, Business Support, and Technology Support	60
General and Administration	25
Total	153

We enter into standard employment contracts with a confidentiality clause with the full-time employees.

We believe that we maintain a good working relationship with our employees, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this Report by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding Class A Ordinary Shares or Class B Ordinary Shares.;

●	each of our officers and directors; and

●	all our officers and directors as a group.

The calculations in the table below are based on 37,971,245 Class A Ordinary Shares and 15,598,113 Class B Ordinary Shares issued and outstanding as of the date of this Report.

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Voting Power(2)
	Number	%	Number	%	%
Directors and Executive Officers(1):
Feng Xie(3)	—	—	15,598,113	100%	86.04%
Yimin Cai(4)	2,657,477	7.00%	—	—	*
Ling Yan(5)	1,062,991	2.80%	—	—	*
Xi Yan(6)	5,314,953	14.00%	—	—	1.95%
Yan Gong	—	—	—	—	—
Lei Zhu	—	—	—	—	—
Kenneth Lam	—	—	—	—	—
All directors and executive officers as a group (six individuals):	9,035,421	23.80%	15,598,113	100%	89.36%

5% Shareholders:
Funtery Holding Limited(3)	—	—	15,598,113	100%	86.04%
Carmira Holding Limited(4)	2,657,477	7.00%	—	—	*
Joystick Holding Limited(6)	5,314,953	14.00%	—	—	1.95%
True Thrive Limited(7)	5,647,138	14.87%	—	—	2.08%
DWC Technology Limited(8)	2,952,776	7.78%	—	—	1.09%
Shanghai Yingben Investment Partnership (Limited Partnership) (9)	4,429,110	11.66%	—	—	1.63%
Beijing Zhiyi Venture Investment Centre (Limited Partnership)(10)	3,296,068	8.68%	—	—	1.21%
Ningbo Meishan Bonded Port Geju Investment Partnership (Limited Partnership(11)	2,952,776	7.78%	—	—	1.09%
Shanghai Jintou Network Technology Co., Ltd.(12)	2,657,477	7.00%	—	—	*
Zhuhai Qianming Investment Partnership (Limited Partnership) (13)	2,214,582	5.83%	—	—	*

Notes:

*	Indicates less than 1% of the 53,569,358 Ordinary Shares outstanding as of the date of this Report.

(1)	Unless otherwise indicated, the business address of each of the individuals is Building B, 5th Floor, Room 01-04, Courtyard Yi-No.10, Jiuxianqiao North Road, Chaoyang District, Beijing, the PRC.

(2)	Represents the percentage of voting power of our Class A Ordinary Shares and Class B Ordinary Shares voting as a single class. Each holder of Class B Ordinary Shares is entitled to 15 votes per share and each holder of Class A Ordinary Shares is entitled to one vote per share.

(3)	Represents 15,598,113 Class B Ordinary Shares held by Funtery Holding Limited, a British Virgin Islands company that is (a) 33.33% owned by Cyberjoy holding Limited, a British Virgin Islands company that is wholly owned by Feng Xie; and (b) 66.67% owned by Funomic Holding Limited, a British Virgin Islands company that is wholly owned by Playfund Trust, a trust established under the laws of the Republic of Singapore by Feng Xie, as settlor, with Vistra Trust (Singapore) Pte. Limited being appointed as the trustee and Cyberjoy Holding Limited as the beneficiary and having the sole voting and dispositive power over these ordinary shares.
(4)	Represents 2,657,477 Class A Ordinary Shares held by Carmira Holding Limited, which is 100% owned by Mr. Cai.

(5)	Represents 1,062,991 Class A Ordinary Shares held by Azuresky Holding Limited, which is 100% owned by Ms. Yan.

(6)	Represents 5,314,953 Class A Ordinary Shares held by Joystick Holding Limited, which is 100% owned by Mr. Yan.

(7)	Represents 5,647,138 Class A Ordinary Shares held by True Thrive Limited, a Cayman Islands company, which is 100% owned by 360 Technology Group Co., Ltd., a PRC company in which Hongyi Zhou serves as the chairman of the board of directors and has voting and dispositive control over these securities owned by True Thrive Limited.

(8)	Represents 2,952,776 Class A Ordinary Shares held by DWC Technology Limited, a British Virgin Islands company, which is 100% owned by its sole director, Mr. Wei Duan, who has voting and dispositive control over the securities owned by DWC Technology Limited.

(9)	Represents 4,429,110 Class A Ordinary Shares held by Shanghai Yingben Investment Partnership (Limited Partnership), a PRC limited partnership. The general partner of Shanghai Yingben Investment Partnership (Limited Partnership) is Shenzhen Share Growth Investment Management Co., Ltd., which is majority owned by Wentao Bai, who has voting and dispositive control over the securities owned by Shanghai Yingben Investment Partnership (Limited Partnership).

(10)	Represents 3,296,068 Class A Ordinary Shares held by Beijing Zhiyi, a PRC limited partnership. The general partner of Beijing Zhiyi is Beijing Zhiyi Capital Investment Management Co., Ltd. The shareholders of Beijing Zhiyi Capital Investment Management Co., Ltd. are Ms. Wenjiang Chen and Mr. Muqing Li.

(11)	Represents 2,952,776 Class A Ordinary shares held by Ningbo Meishan Bonded Port Geju Investment Partnership (Limited Partnership), a PRC limited partnership. The general partner of Ningbo Meishan Bonded Port Geju Investment Partnership (Limited Partnership) is Ningbo Chuangxiangyuan Investment Management Co., Ltd., which is majority owned by Yintao Zhan, who has voting and dispositive control over the securities owned by Ningbo Meishan Bonded Port Geju Investment Partnership (Limited Partnership).

(12)	Represents 2,657,477 Class A Ordinary Shares held by Shanghai Jintou Network Technology Co., Ltd., a PRC company that is wholly owned by Shanghai Songmeng Network Technology Co., Ltd., which is wholly owned by Shanghai Maiya Network Technology Co., Ltd., which is wholly owned by Shanghai Xuyanze Network Technology Co., Ltd., which is majority owned by Song Li, who has voting and dispositive control over the securities owned by Shanghai Jintou Network Technology Co., Ltd.

(13)	Represents 2,214,582 Class A Ordinary Shares held by Zhuhai Qianming Investment Partnership (Limited Partnership). a PRC limited partnership. The general partner of Zhuhai Qianming Investment Partnership (Limited Partnership) is Zhuhai Zhongguan Qianming Phase I Entrepreneurial Investment Partnership (Limited Partnership). The general partner of Zhuhai Zhongguan Qianming Phase I Entrepreneurial Investment Partnership (Limited Partnership) is Zhuhai Zhongguan Qianming Investment Management Co., Ltd., which is majority owned by Mingguo Huang, who has voting and dispositive control over the securities owned by Zhuhai Qianming Investment Partnership (Limited Partnership).

None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, except as disclosed elsewhere in this Report, we are not directly or indirectly owned or controlled by another corporation, any foreign government or any other natural or legal person, severally or jointly.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—2023 Equity Incentive Plan.”

Other Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follows:

Entity or individual name	Relationship with the Company
Feng Xie	Founder and controlling shareholder of the company
Wuhan Huiyu	Investee of the company
Shanghai Dongying Network Technology Co., Ltd. (“Shanghai Dongying”)	Investee of the company
Mobile Motion Co., Limited (“Mobile Motion”)	Wholly-owned subsidiary of investee of the company

Our related party balances as of June 30, 2025, 2024 and 2023 and transactions for the fiscal years ended June 30, 2025, 2024 and 2023 are identified as follows:

(a)	We entered into the following related party transactions:

We invested in these companies engaged in mobile game development and required the royalty right of the games from such investees to distribute on third-party platforms. We typically pay one-time royalties and continues to share profits with those investees.

	For the fiscal years ended June 30,
	2025	2024	2023
Royalty fee and service from related parties
Wuhan Huiyu	$320,386	$450,761	$524,211
Shanghai Dongying	2,528,147	2,860,905	-
Mobile Motion	83,427	1,951,176	34,880
Total	$2,931,960	$5,262,842	$599,091

We entered into an exclusive game agency agreement with Wuhan Huiyu in January 2020. The exclusive agency term is eight years from the date of launching the game. Pursuant to the exclusive game agency agreement, we share 15% to 18% of gross profit generated by the game with Wuhan Huiyu on a monthly basis.

We entered into a technology development agreement with Shanghai Dongying in January 2021 to customize design the game. During the fiscal year ended June 30, 2024, we entered supplementary agreement with Shanghai Dongying regarding the profit-sharing policy. Pursuant to supplementary agreement, we share 25% of operating income of the game generated by the game with Shanghai Dongying on a monthly basis.

We entered into an exclusive game agency agreement with Mobile Motion in January 2021. The exclusive agency term is eight years from the date of launching the game. We paid an initial royalty fee of approximately US$300,000 (RMB1.9 million).

(b)	We had the following significant related party balances:

Advance to Suppliers — related parties

As of June 30, 2025, 2024 and 2023, advance to suppliers - related parties, consisted as following:

	As of June 30,
	2025	2024	2023
Shanghai Dongying	$-	$320,488	$2,513,370
Mobile Motion	841,070	873,717	1,206,219
Total	$841,070	$1,194,205	$3,719,589

Accounts payable — related parties

As of June 30, 2025, 2024 and 2023, accounts payable - related parties, consisted as following:

	As of June 30,
	2025	2024	2023
Wuhan Huiyu	$35,052	$-	$-
Shanghai Dongying	173,715	-	-
Total	$208,767	$-	$-

Due to a related party

As of June 30, 2025, 2024 and 2023, the company had a due to related party balance of nil, US$107,361 and nil, respectively, to Feng Xie. The advances were due on demand and without interest. The company paid off the due to Feng Xie during the fiscal year ended June 30, 2025.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal proceedings.”

Dividend Policy

The holders of our Class A Ordinary Shares are entitled to such dividends as may be declared by our directors or by ordinary resolutions of shareholders, provided that no dividend shall exceed the amount recommended by our directors. Dividends may be declared and paid out of our profits, or out of monies otherwise available for dividend in accordance with the Cayman Companies Act, provided always that in no circumstances may a dividend be paid if this would result in us being unable to pay our debts as they fall due in the ordinary course of business.

In light of our holding company structure, our ability to pay dividends to the shareholders, and to service any debt we may incur, may depend upon dividends from our PRC Subsidiaries. Such subsidiaries can only pay distributable profits reported in accordance with PRC accounting standards. As such, the Company’s subsidiaries in mainland China are restricted from transferring a portion of their net assets. The restricted amounts include the paid-in capital and statutory reserves of the subsidiaries. In addition, each of our PRC Subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its respective registered capital. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the PRC subsidiaries not available for distribution, was US$8,179,786, US$7,389,306 and US$5,318,994 as of June 30, 2025, 2024 and 2023, respectively.

B. Significant Changes

Except as disclosed elsewhere in this Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Report.

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

C. Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since January 27, 2025 under the symbol “GMHS.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company. Cayman Islands law and our Amended and Restated Memorandum and Articles of Association govern the rights of our shareholders.

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

General

Our Amended and Restated Memorandum and Articles of Association authorize the issuance of up to 900,000,000 Class A Ordinary Shares of par value US$0.0001 each and 100,000,000 Class B Ordinary Shares of par value US$0.0001 each.

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

There are no limitations on the right of nonresident or foreign owners to hold or vote Ordinary Shares imposed by Cayman Islands law or by the Amended and Restated Memorandum and Articles of Association.

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

Our Class A Ordinary Shares and Class B Ordinary Shares will vote together on all matters, except that we will not, without the approval of holders of a majority of the voting power of Class B Ordinary Shares, voting exclusively and as a separate class:

●	increase the number of authorized Class B Ordinary Shares;

●	issue any Class B Ordinary Shares or securities convertible into or exchangeable for Class B Ordinary Shares, other than (i) to any Key Executive or his Affiliates, or (ii) on a pro rata basis to all holders of Class B Ordinary Shares permitted to hold such shares under the Amended and Restated Memorandum and Articles of Association;

●	create, authorize, issue, or reclassify into, any preference shares in the capital of us or any shares in the capital of us that carry more than one vote per share;

●	reclassify any Class B Ordinary Shares into any other class of shares or consolidate or combine any Class B Ordinary Shares without proportionately increasing the number of votes per Class B Ordinary Share; or

●	amend, restate, waive, or adopt any provision inconsistent with or otherwise vary or alter any provision of the Amended and Restated Memorandum and Articles of Association relating to the voting, conversion, or other rights, powers, preferences, privileges, or restrictions of Class B Ordinary Shares.

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

A “Permitted Transferee” with respect to each holder of Class A Ordinary Shares, any or all of the following:

(a)	any Key Executive;

(b)	any Key Executive’s Affiliate;

(c)	the Company or any of its subsidiaries;

(d)	in connection with a transfer as a result of, or in connection with, the death or incapacity of a Key Executive: any Key Executive’s Family Members, another holder of Class B Ordinary Shares, or a designee approved by majority of all directors, provided that in case of any transfer of Class B Ordinary Shares pursuant to clauses (b) through (c) above to a person who at any later time ceases to be a Permitted Transferee under the relevant clause, the Company shall be entitled to refuse registration of any subsequent transfer of such Class B Ordinary Shares except back to the transferor of such Class B Ordinary Shares pursuant to clauses (b) through (c) (or to a Key Executive or his or her Permitted Transferees) and in the absence of such transfer back to the transferor (or to a Key Executive or his or her Permitted Transferees), the applicable Class B Ordinary Shares be subject to mandatory conversion as set out above.

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

Tax Treaty

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the Company’s Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Company’s Ordinary Shares, nor will gains derived from the disposal of the Company’s Ordinary Shares be subject to Cayman Islands income, withholding or corporation tax.

No Cayman Islands stamp duty is payable in respect of the issue of the Company’s Ordinary Shares or on an instrument of transfer in respect of the Company’s Ordinary Shares. However, as above, Cayman Islands stamp duty will be payable if an instrument of transfer is executed in, or brought to, the Cayman Islands (including being produced to a court of the Cayman Islands).

Anti-Takeover Provisions

Some provisions of the our Amended and Restated Memorandum and Articles of Association may have the effect of delaying, deterring, or discouraging another party from acquiring control of us. our Amended and Restated Memorandum and Articles of Association provide for a classified board of directors with staggered terms initially and a maximum of three-year terms thereafter, as well as restrictions requiring the holders of shares together carrying at least 10% of the rights to vote at a shareholder meeting to be able to requisition a general meeting of shareholders. Pursuant to our Amended and Restated Memorandum and Articles of Association, any resolutions in writing must be passed unanimously.

These provisions of our Amended and Restated Memorandum and Articles of Association could delay the ability of shareholders to change the membership of a majority of its board, force shareholder action to be taken at an annual meeting or an extraordinary general meeting called by our Board or on the requisition of the holders of shares carrying at least 10% of the rights to vote at a shareholder meeting of us, and in turn delay the ability of shareholders to force consideration of a proposal or take action.

Our Amended and Restated Memorandum and Articles of Association require an ordinary resolution or a resolution passed by all of the other directors to remove any director. Our Amended and Restated Memorandum and Articles of Association and Cayman Islands law also require a special resolution to amend the Amended and Restated Memorandum and Articles of Association. Such requirements may prevent Our existing shareholders from effecting a change of management of us and removing the provisions in Our constitutional documents that may have an anti-takeover effect.

C. Material Contracts

During the two years immediately preceding the date of this Report, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” and “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions,” or elsewhere in this Report.

D. Exchange Controls

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our Class A Ordinary Shares.

Foreign currency exchange in the PRC is primarily governed by the Foreign Exchange Administration Rules issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997 and August 1, 2008) and the Regulations of Settlement, Sale and Payment of Foreign Exchange which came into effect on July 1, 1996.

Under the Foreign Exchange Administration Rules, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investments, loans, securities investment and repatriation of investment, however, is still subject to the prior approval of SAFE or its competent local branches.

In March 2015, SAFE released the Circular on Reforming the Management Approach regarding the Foreign Exchange Capital Settlement of Foreign Invested Enterprises, or the Foreign Exchange Capital Settlement Circular, which became effective from June 1, 2015. This circular replaced SAFE’s previous related circulars, including the Circular on Issues Relating to the Improvement of Business Operation with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign Invested Enterprises. The Foreign Exchange Capital Settlement Circular clarifies that foreign invested enterprises may settle a specified proportion of their foreign exchange capital in banks at their discretion, and may choose the timing for such settlement. The proportion of foreign exchange capital to be settled at foreign invested enterprises’ discretion for the time being is 100% and the SAFE may adjust the proportion in due time based on the situation of international balance of payments. The foreign invested enterprises’ capital and Renminbi capital gained from the settlement of foreign exchange capital may not be directly or indirectly used for expenditure beyond the business scope of the foreign invested enterprises or as prohibited by laws and regulations of the PRC. Such capital may not be directly or indirectly used for investments in securities, except as otherwise provided by laws and regulations. Except foreign-funded real estate enterprises, such capital may not be used for paying the costs relevant to the purchase of the real estate not for self-use. Such capital also may not be directly or indirectly used for issuing Renminbi entrusted loans except as permitted by the business scope of the foreign invested enterprise, for repaying inter-enterprise borrowings including any third-party advance, or for repaying the bank loans denominated in RMB that have been sub-lent to a third party. On June 9, 2016, SAFE issued the Circular on Reform and Regulating of the Administrative Policy of the Settlement under Capital Accounts, or SAFE Circular 16, which became effective on the same date. Pursuant to SAFE Circular 16, foreign invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a Foreign Invested Enterprise elects the conversion-at-will system for foreign currency settlement, it may convert, in part or in whole, the amount of the foreign currency in its capital account into Renminbi. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if such Foreign Invested Enterprise needs to make payment from such designated account, it is required to provide authenticity proof materials to declare the usage of such funds. Although SAFE Circular 16 effectively simplifies the administrative process for converting foreign currencies into Renminbi for settlement of capital account items, the Notice on Further Promoting the Reform of Foreign Exchange Administration and Improving Authenticity and Compliance Review (Hui Fa [2017] No. 3), or Notice No. 3, released by SAFE on January 26, 2017, requires a domestic company to provide explanations to the banks through which it seeks to exchange currency of the sources of funds for investment and the intended use of such funds. Under Notice No. 3, submission of relevant corporate documents, including board resolutions and relevant contracts is also required to support a domestic company’s claim of intended use. On October 23, 2019, the SAFE promulgated Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment (Hui Fa [2019] No.28), or Notice No. 28, which took effect on the same date (except for Article 8.2, which became effective on January 1, 2020). Under Notice 28, foreign invested enterprises without an investment business scope are also allowed to utilize and convert capital received from foreign investors for making equity investment in China. Previously this had been limited to foreign invested enterprises who explicitly had an investment business scope. However, it is not clear how Notice 28 will be implemented in practice and the implementing rules for Notice 28 have yet to be promulgated by the SAFE. On April 10, 2020, SAFE promulgated the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business (Hui Fa [2020] No.8), or Notice No. 8, which took effect on the same date. According to Notice 8, under the prerequisite of ensuring true and compliant use of funds and compliance with the prevailing administrative provisions on use of income under the capital account, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, for domestic payment, without prior provision of proof materials for veracity to the bank for each transaction. We closely monitor any changes and new regulatory releases, especially given the recently increased frequency of SAFE enforcement actions, to ensure that our operations remain in compliance. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in the PRC —Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC operating subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner.”

E. Taxation

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was then last amended on December 29, 2018, and the Implementation Rules of the EIT Law, which was promulgated by the State Council on December 6, 2007, and was then last amended on December 6, 2024, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

The Parent is a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property, and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although the Company does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of the Company and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of the Company, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that the Company and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. Based on the facts and circumstances applied to us, we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Item 3.D.—Risk Factors—Risks Relating to Doing Business in the PRC—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on its results of operations and the value of your investment.”

If the PRC tax authorities determine that the Company is deemed as a PRC “resident enterprise,” the Company will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to the Company from the Company existing PRC subsidiary and any other PRC Subsidiaries which the Company may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material adverse effect on the Company’s overall effective tax rate, income tax expenses and net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if the Company were considered a PRC “resident enterprise,” any dividends the Company pays to non-PRC investors, and the gains realized from the transfer of Class A Ordinary Shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Class A Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares or Class B Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares or Class B Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares or Class B Ordinary Shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Shares);

●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Class A Ordinary Shares; or

●	persons holding our Class A Ordinary Shares through a trust.

The discussion set forth below is addressed only to U.S. Holders of our Class A Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this Report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders who hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this Report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is not income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this Report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

PFIC Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in a public offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. It is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may still be able to avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq. If the Class A Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

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

J. Annual Reports to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Credit risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of June 30, 2025, 2024 and 2023, US$15,234,745, US$18,820,140 and US$16,017,992 of the Company’s cash and cash equivalents and restricted cash, respectively, were on deposit at financial institutions in the PRC, Hong Kong and Singapore. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Concentrations risk of customers and suppliers

Accounts receivable are typically unsecured and derived from revenue earned from customers, and are thereby exposed to credit risk. The risk is mitigated by the company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances. As of June 30, 2025, Apple and Google, two significant distribution, marketing, promotion, and payment platforms for our games, accounted for approximately 60.7% and 23.8% of the company’s total account receivable balance. As of June 30, 2024, Apple and Google accounted for approximately 62.5% and 21.5% of the company’s total account receivable balance.

Accounts receivable are recorded at their transaction amounts and do not bear interest. The company bases its allowance for credit losses on management’s best estimate of the amount of probable credit losses in the company’s existing accounts receivable based on historical collection experience and current and expected future economic and market conditions. As of June 30, 2025, three suppliers accounted for 19.7%, and 15.1% of the company’s total accounts payable balance. As of June 30, 2024, three suppliers accounted for 11.7%, 10.7% and 10.2% of the company’s total accounts payable balance.

For more information on credit risk and concentration of our customers and suppliers, refer to Note 2 -- Summary of Significant Accounting Policies to the Company’s consolidated financial statements included elsewhere in this Report for detail.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based on the material weaknesses described below, our management has concluded that, as of June 30, 2025, our disclosure controls and procedures were not effective. Disclosure controls and procedures refer to controls and other procedures designed to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure. Notwithstanding the identified material weakness, our management has concluded that the consolidated financial statements included in this Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the fiscal years presented.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of June 30, 2025.

Internal Control Over Financial Reporting

Our independent registered public accounting firm had not conducted an audit of our internal control over financial reporting. In connection with the audits of our consolidated financial statements for the fiscal year ended and as of June 30, 2025, we identified material weaknesses in our internal control over financial reporting including (i) a lack of sufficient skilled staff with U.S. U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as a lack of formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; and (ii) a lack of internal audit function to establish formal risk assessment process and internal control framework. To remedy the identified material weaknesses, we have adopted and will adopt further measures to improve our internal control over financial reporting. We have implemented, and plans to continue to develop, a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work control in place. We have recruited staff with knowledge of U.S. GAAP and SEC regulations in our finance and accounting department. We have also supplemented and enhanced internal training and development programs for financial reporting personnel as well as appointing independent directors, establishing an audit committee, and strengthening corporate governance.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. However, we cannot assure you that all these measures will be always sufficient to remediate our material weaknesses in time, or that new material weaknesses will not emerge as our company grows.

In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, our ordinary shares may not be able to remain listed on the Nasdaq. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Class A Ordinary Shares and the Trading Market— If we fail to implement and maintain an effective system of internal controls or remediate the material weaknesses in our internal control over financial reporting that have been identified, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.”

As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act (“JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

(c)	Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are “emerging growth companies” which we are, are not required to provide the auditor attestation.

(d)	Changes in Internal Control over Financial Reporting

Other than the disclosure above, there has been no change in our internal controls over financial reporting.

ITEM 16. [RESERVED]

Not required

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Lei Zhu qualifies as an “audit committee financial expert” within the meaning of the SEC rules and meets the independence standards under Rule 10A-3 under the Exchange Act and the Nasdaq Stock Market Rules.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website at https://ir.gamehaus.com/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by our independent registered public accountant firm for the fiscal years indicated. We did not pay any other fees to our independent registered public accountant firm during the fiscal years indicated below.

	For the years ended June 30,
	2024	2025
(in thousands)	US$	US$
Audit fees(1)	220	220

(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.

The audit committee of the board of directors on an annual basis reviews audit and non-audit services performed by the independent auditors. All audit and non-audit services are pre-approved by the audit committee, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer,” as defined in the Exchange Act. Nasdaq market rules permit a foreign private issuer like us to follow the corporate governance practices of our home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. Certain corporate governance practices in the Cayman Islands may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies.

For example, among other things, we are not required to: (i) have a majority-independent board of directors; (ii) have a compensation committee consisting of independent directors; (iii) have a nominating committee consisting of independent directors; (iv) have regularly scheduled executive sessions with only independent directors each year; or (v) obtain shareholder approval prior to the issuance of additional circumstances in accordance with Rule 5635 of the Nasdaq Stock Market Rules.

Currently, we plan to rely on certain exemptions offered to foreign private issuers under Nasdaq Stock Market Rules, including the requirement to receive shareholder approval prior to the issuance of additional shares in certain circumstances. We may also follow the home country practice for certain other corporate governance practices in the future, which may differ from the requirements of the Nasdaq corporate governance listing standards.

As a foreign private issuer, we are also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

As a result of the foregoing, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. Other than the home country practice described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under the Nasdaq corporate governance listing standards.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of the our securities by directors, officers, employees, consultants and other relevant people to promote compliance with applicable insider trading laws, rules, regulations and listing standards. For details of our insider trading polices, see Exhibit 11.2 to this Report.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

To maintain a consistently high level of service experience for our customers, preserve the confidentiality, integrity, and availability of our information systems, safeguard our assets, data, intellectual property, and network infrastructure, while meeting regulatory requirements, it is crucial for us to effectively manage cybersecurity risks. To achieve this, we have implemented a comprehensive cybersecurity risk management framework, which is integrated in our overall enterprise risk management system and processes and is internally managed.

Our chief technology officer and related staff are tasked with assessing, identifying and managing risks related to cybersecurity threats. Their responsibilities primarily include:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;
●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;
●	cybersecurity incident investigations;
●	monitoring threats to sensitive data and unauthorized access to our systems;
●	secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from assessing IT systems and data;
●	developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with the board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and
●	developing and implementing training on cybersecurity, information security and threat awareness.

There were no cybersecurity incidents during the fiscal year ended June 30, 2025 that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information — D. Risk Factors” for more information on how material cybersecurity attacks may impact our business.

Governance

Our board of directors is ultimately responsible for overseeing risks related to cybersecurity. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our management on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our management.

At the management level, our chief technology officer and staff under his supervision are responsible for monitoring and mitigating cybersecurity risks, including those associated with third-party service providers. The team investigates and responds to any suspicious activities within our data environment. Upon detecting any material cybersecurity threat or cybersecurity incident, the relevant staff will report the threat or incident to our chief technology officer, who will assume the responsibility for managing the risks from such material cybersecurity threat or cybersecurity incident and monitoring the prevention, mitigation and remediation measures. Our chief technology officer is required to update our board of directors regarding the status of any material cybersecurity threats, material cybersecurity incidents or other associated risks, and also required to discuss with our board of directors with respect to disclosure of any material cybersecurity threat or incident, if any. Our chief technology officer has extensive experience working in the field of cybersecurity, with pertinent background and expertise in cybersecurity risk management and compliance.

If a cybersecurity incident occurs, our chief technology officer will promptly organize personnel for internal assessment. If it is further determined that the incident could potentially be a material cybersecurity event, our chief technology officer will promptly report the incident and assessment results to our board of directors, and, to the extent appropriate, involve external legal counsels to provide advice. Our management shall prepare disclosure material on the cybersecurity incident for review and approval by our board of directors before it is disseminated to the public.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 of this Report.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

Item 19. EXHIBITs

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant.	20-F	001-42488	1.1	January 30, 2025
2.1*	Description of Securities.
2.2	Specimen Certificate for Class A Ordinary Shares.	F-1	333-287535	4.1	May 23, 2025
4.1	Business Combination Agreement, dated as of September 16, 2023, by and among Golden Star Acquisition Corporation, G-Star Management Corporation, Gamehaus, Gamehaus 1 Inc., and Gamehaus 2 Inc.	F-4	333-278499	2.1	April 4, 2024
4.2	Form of Employment Agreement by and between executive officers and the Registrant.	20-F	001-42488	4.8	January 30, 2025
4.3	Form of Indemnification Agreement with the Registrant’s directors and officers.	20-F	001-42488	4.10	January 30, 2025
4.4	Form of Director Offer Letter between the Registrant and its directors.	20-F	001-42488	4.9	January 30, 2025
4.5	Form of Seller Registration Rights Agreement, dated January 24, 2025, by and between Gamehaus Holdings and certain Investors named therein.	20-F	001-42488	4.4	January 30, 2025
4.6	Form of Founder Amended and Restated Registration Rights Agreement, dated January 24, 2025, by and among Golden Star Acquisition Corporation, the Registrant, and certain Investors named therein.	20-F	001-42488	4.5	January 30, 2025
4.7	Form of Non-Competition Agreement, dated January 24, 2025, by and among the Registrant, G-Star Management Corporation, Gamehaus, Inc., Golden Star Acquisition Corporation, and the executive party thereto.	20-F	001-42488	4.6	January 30, 2025
4.8	2023 Equity Incentive Plan of the Registrant.	20-F	001-42488	4.7	January 30, 2025
11.1	Code of Business Conduct and Ethics of the Registrant.	F-1	333-287535	99.1	May 23, 2025
11.2*+	Insider Trading Policy.
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Audit Alliance LLP.
97.1*	Compensation Recovery Policy.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document).

*	Filed herewith.
+	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

Gamehaus Holdings Inc.

Date: October 23, 2025	By:	/s/ Yimin Cai
	Name:	Yimin Cai
	Title:	Chief Executive Officer and Director

GAMEHAUS HOLDINGS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Gamehaus Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gamehaus Holdings Inc. and its subsidiaries (the “Company”) as of June 30, 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years ended June 30, 2025, 2024 and 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years ended June 30, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2023

Singapore

October 23, 2025

GAMEHAUS HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amount in USD dollars, except for number of shares or otherwise noted)

	As of June 30,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,234,745	$18,816,535
Restricted cash	-	3,605
Short-term investments	1,345,154	-
Accounts receivable	10,423,418	11,024,450
Advanced to suppliers	9,442,382	9,708,899
Prepaid expenses and other current assets	3,128,788	2,041,112
TOTAL CURRENT ASSETS	39,574,487	41,594,601

NON-CURRENT ASSETS:
Plant and equipment, net	124,503	133,558
Intangible assets, net	5,001,523	5,293,126
Right-of-use assets, net	512,647	695,571
Deferred offering costs	-	1,571,328
Equity investments	1,995,021	1,992,206
TOTAL NON-CURRENT ASSETS	7,633,694	9,685,789
TOTAL ASSETS	$47,208,181	$51,280,390

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$10,752,234	$13,034,836
Contract liabilities	1,871,120	2,830,068
Accrued expenses and other current liabilities	903,252	555,714
Lease liabilities	463,064	336,046
Due to a related party	-	107,361
Taxes payable	51,599	19,466
TOTAL CURRENT LIABILITIES	14,041,269	16,883,491

NON-CURRENT LIABILITY:
Lease liabilities	58,517	351,856
TOTAL NON-CURRENT LIABILITY	58,517	351,856
TOTAL LIABILITIES	$14,099,786	$17,235,347

SHAREHOLDERS’ EQUITY:
Class A ordinary shares* (par value of $0.0001 per share; 900,000,000 shares authorized, 37,971,245 and 34,401,887 shares issued and outstanding as of June 30, 2025 and 2024, respectively)	3,797	3,440
Class B ordinary shares* (par value of $0.0001 per share; 100,000,000 shares authorized, 15,598,113 and 15,598,113 shares issued and outstanding as of June 30, 2025 and 2024, respectively)	1,560	1,560
Additional paid-in capital	10,954,201	16,203,206
Retained earnings	23,543,001	19,581,470
Accumulated other comprehensive loss	(1,276,222)	(1,772,669)
TOTAL GAMEHAUS HOLDING INC’S SHAREHOLDERS’ EQUITY	33,226,337	34,017,007
Non-controlling interests	(117,942)	28,036
TOTAL SHAREHOLDERS’ EQUITY	33,108,395	34,045,043
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$47,208,181	$51,280,390

The accompanying notes are an integral part of these consolidated financial statements.

GAMEHAUS HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amount in USD dollars, except for number of shares or otherwise noted)

	For the Years Ended June 30,
	2025	2024	2023
REVENUE	$118,048,882	$145,236,749	$168,156,906
OPERATING COST AND EXPENSES
Cost of revenue	(55,860,712)	(70,658,025)	(71,374,290)
Research and development expenses	(5,694,010)	(4,788,467)	(5,485,627)
Selling and marketing expenses	(48,393,515)	(57,685,521)	(85,331,774)
General and administrative expenses	(4,710,537)	(3,756,679)	(2,814,455)
OPERATING INCOME	$3,390,108	$8,348,057	$3,150,760

OTHER INCOME (EXPENSES):
Investment income (loss), net	25,752	(4,594)	(23,982)
Interest income	529,773	357,623	212,891
Other income, net	39,770	19,982	675,749
Total other income, net	595,295	373,011	864,658

INCOME BEFORE INCOME TAXES	3,985,403	8,721,068	4,015,418

INCOME TAXES (EXPENSES) BENEFITS	(165,590)	(130,307)	78,743
NET INCOME	3,819,813	8,590,761	4,094,161
Less: net (loss) income attributable to non-controlling interests	(141,718)	342,339	304,348
NET INCOME ATTRIBUTABLE TO GAMEHAUS HOLDINGS INC’S SHAREHOLDERS	3,961,531	8,248,422	3,789,813

COMPREHENSIVE INCOME
Net income	3,819,813	8,590,761	4,094,161
Foreign currency translation adjustment, net of tax	492,187	(106,429)	(1,954,899)
TOTAL COMPREHENSIVE INCOME	$4,312,000	$8,484,332	$2,139,262
Less: total comprehensive (loss) income attributable to non-controlling interests	(145,978)	342,613	306,145
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO GAMEHAUS HOLDINGS INC’ SHAREHOLDERS	4,457,978	8,141,719	1,833,117

BASIC AND DILUTED EARNINGS PER SHARE:
Net income attributable to Gamehaus Holdings Inc’s shareholders per share
Basic and diluted	$0.08	0.16	0.08

Weighted average shares outstanding used in calculating basic and diluted income per share
Basic and diluted	51,539,531	50,000,000	50,000,000

The accompanying notes are an integral part of these consolidated financial statements.

GAMEHAUS HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2025, 2024, AND 2023

(Amount in USD dollars, except for number of shares or otherwise noted)

	Class A Ordinary shares*		Class B Ordinary shares*		Additional paid in	Retained	Accumulated Other Comprehensive Income	Total Gamehaus Holdings Inc’s	Non- controlling	Total Shareholders’
	Shares	Amount	Shares	Amount	capital	Earnings	(Loss)	Equity	Interests	Equity
Balance as of June 30, 2022	34,401,887	$3,440	15,598,113	1,560	16,203,206	$7,543,235	290,730)	$24,042,171	$(620,722)	$23,421,449
Net income	-	-	-	-	-	3,789,813	-	3,789,813	304,348	4,094,161
Foreign currency translation adjustment	-	-	-	-	-	-	(1,956,696)	(1,956,696)	1,797	(1,954,899)
Balance as of June 30, 2023	34,401,887	$3,440	15,598,113	$1,560	16,203,206	$11,333,048	$(1,665,966)	$25,875,288	$(314,577)	$25,560,711
Net income	-	-	-	-	-	8,248,422	-	8,248,422	342,339	8,590,761
Foreign currency translation adjustment	-	-	-	-	-	-	(106,703)	(106,703)	274	(106,429)
Balance as of June 30, 2024	34,401,887	$3,440	15,598,113	$1,560	16,203,206	19,581,470	(1,772,669)	34,017,007	28,036	34,045,043
Issuance of shares upon reverse recapitalization	2,127,958	213	-	-	(2,565,853)	-	-	(2,565,640)	-	(2,565,640)
Offering cost incurred for public offering					(2,685,519)			(2,685,519)		(2,685,519)
Conversion of Public Rights	1,441,400	144	-	-	(144)	-	-	-	-	-
Injection from shareholders	-	-	-	-	2,511	-	-	2,511	-	2,511
Net income	-	-	-	-	-	3,961,531	-	3,961,531	(141,718)	3,819,813
Foreign currency translation adjustment	-	-	-	-	-	-	496,447	496,447	(4,260)	492,187
Balance as of June 30, 2025	37,971,245	$3,797	15,598,113	1,560	10,954,201	23,543,001	(1,276,222)	33,226,337	(117,942)	33,108,395

The accompanying notes are an integral part of these consolidated financial statements.

GAMEHAUS HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2025, 2024, AND 2023

(Amount in USD dollars, except for number of shares or otherwise noted)

	For the Years Ended June 30,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,819,813	$8,590,761	$4,094,161
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,155,390	898,505	983,206
Amortization of right-of-use assets	407,029	425,882	413,737
Provision for credit losses	20,123	-	-
Plant, equipment and intangible asset written off	180,361	3,695	1,738
Unrealized gain on short-term investments	(14,742)	-	-
Share of net loss from equity investees	25,955	4,594	23,982
Changes in operating assets and liabilities:
Accounts receivable	755,819	5,521,910	(5,531,296)
Advanced to suppliers	384,592	2,089,822	(5,496,426)
Prepaid expenses and other current assets	(1,050,430)	688,566	(319,561)
Accounts payable	(2,453,851)	(12,919,042)	8,983,742
Accrued expenses and other current liabilities	337,029	(250,405)	(1,348,564)
Contract liabilities	(992,919)	(150,533)	1,112,621
Lease liabilities	(390,432)	(430,453)	(413,737)
Taxes payable	31,621	(11,124)	(31,031)
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,215,358	4,462,178	2,472,572

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of plant and equipment	(37,619)	(104,641)	(15,344)
Purchase of intangible assets	(921,316)	(302,704)	(3,642,683)
Payments made for short-term investments, net	(1,320,776)	-	-
Proceeds from disposal of equity investments	-	-	2,206,111
NET CASH USED IN INVESTING ACTIVITIES	(2,279,711)	(407,345)	(1,451,916)

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash paid on reverse recapitalization	(2,495,690)	-	-
Net cash paid for public offering	(1,113,563)	(1,308,598)	(282,494)
Repayment made to related parties	(108,142)	-	(12,943)
Proceeds of related parties	-	107,986	1,320,336
Capital contribution from shareholders	2,511	-	-
Reinjection from investor for recapitalization	-	-	3,210,622
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(3,714,884)	(1,200,612)	4,235,521

EFFECT OF EXCHANGE RATE CHANGE ON CASH	193,842	(52,073)	(1,122,434)

Net change in cash, cash equivalents and restricted cash	(3,585,395)	2,802,148	4,133,743

CASH, CASH EQUIVALENTS AND RESTRICTED CASH — beginning of year	$18,820,140	$16,017,992	$11,884,249
CASH, CASH EQUIVALENTS AND RESTRICTED CASH — end of year	$15,234,745	$18,820,140	$16,017,992

Reconciliation of cash and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$15,234,745	$18,816,535	$16,009,655
Restricted cash	$-	$3,605	$8,337
Total cash, cash equivalents and restricted cash	$15,234,745	$18,820,140	$16,017,992

Supplemental disclosures of cash flow information:
Cash paid for income tax	$130,741	$177,190	$-
Cash paid for interest	$3,515	$1,280	$-

Supplemental disclosures of non-cash flow information:
Lease liabilities arising from obtaining right-of-use assets	$215,377	$721,633	$469,066

The accompanying notes are an integral part of these consolidated financial statements.

GAMEHAUS HOLDINGS INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Nature of operations

Gamehaus Holdings Inc. (“Gamehaus” or the “Company”), through its subsidiaries, (collectively, the “Company”), publishes and operates mobile social gaming applications (“games” or “game”) and leverages marketing relationships with various partners to provide players a unique social gaming experience. The Company’s games are free-to-play and available via the Apple App Store, Google Play Store, and Amazon Appstore (collectively, “platforms” or “platform operators”). The Company generates revenue through the in-game sale of virtual currency and through advertising.

On September 18, 2023, Gamehaus Inc., a Cayman Islands exempted company, entered into a business combination agreement (the “Business Combination Agreement”) with (i) Golden Star Acquisition Corporation, an exempted company incorporated with limited liability in the Cayman Islands (“Golden Star”), (ii) G-Star Management Corporation, a British Virgin Islands company, the representative for Golden Star, (iii) Gamehaus, (iv) Gamehaus 1 Inc., an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of Gamehaus (“First Merger Sub”); and (v) Gamehaus 2 Inc., an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of Gamehaus (“Second Merger Sub”).

Pursuant to the Business Combination Agreement, at the closing of the transactions contemplated by the Business Combination Agreement, (i) the First Merger Sub will merge with and into Gamehaus Inc. (the “First Merger”), with Gamehaus Inc. being the surviving corporation of the First Merger and a direct wholly owned subsidiary of Gamehaus, and (ii) following confirmation of the effectiveness of the First Merger, the Second Merger Sub will merge with and into Golden Star (the “Second Merger”), with Golden Star being the surviving corporation of the Second Merger and a direct wholly owned subsidiary of Gamehaus.

Gamehaus is an exempted company incorporated under the laws of the Cayman Islands on July 20, 2023 as a holding company. The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. As of June 30, 2025, the Company’s subsidiaries were as follows:

Schedule of subsidiaries
	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest
Subsidiaries
Golden Star Acquisition Corporation (“Golden Star”)	January 24, 2025	Cayman Islands	100%
Joypub Holding Limited (“Joypub”)	December 9, 2020	BVI	100%
Gamehaus Inc. (“Gamehaus Inc.”)	December 2, 2022	Cayman Islands	100%
Gamehaus PTE LTD (“Gamehaus SG”)	May 25, 2022	Singapore	100%
Gamehaus Limited (“Gamehaus HK”)	January 7, 2021	Hong Kong	100%
Gamepromo Co., Limited (“Gamepromo”)	May 17, 2021	Hong Kong	100%
Shanghai Haoyu Technology Co., Ltd. (“Haoyu SH”)	September 30, 2022	PRC	100%
Chongqing Haohan Network Technology Co., Ltd. (“Haohan CQ”)	March 4, 2021	PRC	100%
Beijing Haoyou Network Technology Co., Ltd. (“Haoyou BJ”)	April 8, 2021	PRC	100%
Chongqing Fanfengjian Network Technology Co., Ltd. (“Fanfengjian CQ”)	April 16, 2021	PRC	70%
Shanghai Fanfengjian Network Technology Co., Ltd. (“Fanfengjian SH”)	November 19, 2021	PRC	70%
Shanghai Kuangre Network Technology Co., Ltd. (“Kuangre SH”)	August 25, 2016	PRC	100%
Dataverse Co., Limited (“Dataverse”)	September 9, 2016	Hong Kong	100%
Avid.ly Co., Limited (“Avid.ly”)*	June 21, 2017	Hong Kong	100%
Xi’an Ruojintang Technology Co., Ltd. (“Ruojintang “)	April 17, 2025	PRC	100%
Guangzhou Octopus Cat Network Technology Co., Ltd. (“Octopus Cat “)	May 19, 2025	PRC	51%

*	The entity was deregistered on May 2, 2025. Since the operation of the entity was transferred to the other entities of the Company, the deregistration did not have a material impact on the Company’s consolidated financial statements for the years ended June 30, 2025, 2024 and 2023.

Reverse recapitalization

On January 24, 2025, Gamehaus consummated the business combination with Golden Star and Gamehaus Inc., following the approval at an extraordinary general meeting of Golden Star’s shareholders on January 20, 2025. As a result of the business combination, (i) Gamehaus Inc. became a direct, wholly owned subsidiary of Gamehaus, and (ii) Golden Star became a direct, wholly owned subsidiary of Gamehaus, with the outstanding securities of Gamehaus Inc. and Golden Star being converted into the right to receive securities of Gamehaus.

Gamehaus Inc. was determined to be the accounting acquirer, as it effectively controlled the combined entity following the transaction. The transaction did not qualify as a business combination under ASC 805, because Golden Star did not meet the definition of a business. The transaction was accounted for as a reverse recapitalization, which is treated as the issuance of shares by Gamehaus for the net monetary assets of Golden Star, accompanied by a recapitalization. Gamehaus Inc. was determined as the accounting acquirer and the historical financial statements of Gamehaus Inc. became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. All of the ordinary shares and preferred shares of Gamehaus Inc. that had been issued and outstanding immediately prior to the business combination were cancelled and converted into an aggregate of 34,401,887 Class A ordinary shares and 15,598,113 Class B ordinary shares of Gamehaus, which has been restated retrospectively to reflect the equity structure of the Company. Net income per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio.

The par value of ordinary shares remained $0.0001, the difference of $10,015 was adjusted retrospectively as in addition paid-in capital as of June 30, 2024 and 2023. The consolidated statements of changes in shareholders’ equity for the years ended June 30, 2024 and 2023 were also adjusted retrospectively to reflect these changes. The weighted average number of ordinary shares outstanding used in computing net income per ordinary share - basic and diluted was adjusted retrospectively to 50,000,000 for the years ended June 30, 2024 and 2023.

The net income per share before and after the retrospective adjustments are as follows.

	For the Year Ended June 30, 2024
	Before adjustment	After adjustment
Net income attributable to Gamehaus Holdings Inc.’s shareholders per share
—Basic and diluted	$0.05	$0.16

	For the Year Ended June 30, 2023
	Before adjustment	After adjustment
Net income attributable to Gamehaus Holdings Inc.’s shareholders per share
—Basic and diluted	$0.03	$0.08

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and Principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and with the rules and regulations of the U.S. Securities Exchange Commission (“SEC”).

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating activities. The consolidation of all entities have been accounted for in accordance with ASC 810.

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity that is not attributable, directly, or indirectly, to the Company. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheets and statements of operations and comprehensive income are attributed to controlling and non-controlling interests. Non-controlling interests as of June 30, 2024 primarily relate to the 30% equity interest in Fanfengjian CQ and Fanfengjian SH. Non-controlling interests as of June 30, 2025 primarily relate to the 30% equity interest in Fanfengjian CQ and Fanfengjian SH and 49% of equity interest in Octopus Cat.

Uses of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, revenue recognition, the allowance for credit losses, realizability of deferred tax assets, estimated useful lives of fixed assets, intangible assets and operating lease right-of-use assets, and accruals for income tax uncertainties.

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

The Company monitors the amount of outstanding purchased and free virtual currency at each reporting date based on player behavior. This review, performed on a game-by-game basis, includes an analysis of game players’ historical play behavior, purchase behavior, and the amount of virtual currency outstanding. Accordingly, revenue is recognized using weighted average consumption rates.

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

Revenue from Advertisements

The Company also has relationships with certain advertising service providers for advertisements within its games and revenue from these advertising providers is generated through impressions, click-throughs, and banner ads. The Company has determined that displaying the advertisements within the mobile games is identified as a single performance obligation. The transaction price in advertising arrangements is established by the Company’s advertising service providers and is generally the product of the number of advertising units delivered (such as impressions and offers completed) and the contractually agreed-upon price per unit. The revenue from advertisements was recognized at the point when advertisements were delivered within the games. The Company has determined that it is generally acting as an agent in its advertising arrangements, because the advertising service providers (i) maintain the relationship with the customers, (ii) control the pricing of the advertising such that the Company does not know the total price paid by the customer to the service providers, and (iii) control the advertising product through the time the advertisements are displayed in the Company’s games. Therefore, the Company recognizes revenue related to these arrangements on a net basis.

Disaggregation of Revenue

Substantially all of the Company’s games sell only consumable virtual currency and the Company recognized the revenue from sale of in-app purchase at the point of virtual currency consumed upon the game player’s action. The revenue from advertisements was recognized at the point the advertising unit delivered.

The Company disaggregates its revenue by geographic region as follows:

	For the Fiscal Years Ended June 30,
	2025	%	2024	%	2023	%
Players located in the United States	$74,134,697.00	62.8%	$93,241,993	64.2%	$109,806,460	65.3%
Players located in Europe	18,415,626	15.6%	21,349,802	14.7%	23,541,966	14.0%
Players located in other regions	25,498,559	21.6%	30,644,954	21.1%	34,808,480	20.7%
Total revenue	$118,048,882	100%	$145,236,749	100%	$168,156,906	100%

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

The following table summarizes the Company’s opening and closing balances in contract liabilities and accounts receivable:

	Accounts Receivable	Contract Liabilities
Balance as of June 30, 2024	11,024,450	2,830,068
Balance as of June 30, 2025	10,423,418	1,871,120

The Company assesses the disclosure requirement of information related to remaining performance obligation required in ASC 606-10-50-13. The Company determines that the Company qualifies for the exemption under ASC 606-10-50-14 (1), as the performance obligations are part of contract with an original expected duration of one year or less.

The table below presents the activity of contract liabilities during the year ended June 30, 2025 and 2024, respectively.

	As of June 30,
	2025	2024
Balance at the beginning of the year	$2,830,068	$2,986,364
Cash received	105,350,306	131,488,362
Revenue recognized	106,343,226	131,638,895
Foreign currency translation	33,972	(5,763)
Balance at the end of the year	$1,871,120	$2,830,068

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

Advertising Costs

The cost of advertising is expensed as incurred, and totaled $46.1 million, $55.1 million and $82.6 million for the years ended June 30, 2025, 2024 and 2023, respectively. Advertising costs primarily consist of marketing and player acquisition and retention costs and are included in sales and marketing expenses.

Software Development Costs

The Company reviews software development costs associated with infrastructure and new games or significant updates to existing games to determine if the costs qualify for capitalizing in accordance with SC350-40 (“Internal-Use Software Accounting & Capitalization”). Once the software has been developed, the costs to maintain and train others for its use will be expensed. With regards to developing software, any application costs incurred during the development state, both internal expenses and those paid to third parties are capitalized and amortized based on the estimated useful life of three to seven years.

As of June 30, 2025 and 2024, the Company capitalized $3,459,100 and $3,071,227 of development costs, respectively.

Development costs of approximately $0.9 million and $0.3 million $2.8 million were capitalized during the years ended June 30, 2025, 2024 and 2023, respectively. The estimated useful life of costs capitalized is generally three to seven years. During the years ended June 30, 2025, 2024 and 2023, the amortization of capitalized software costs totaled $294,078, $39,167 and nil, respectively.

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

Restricted Cash

The Company had restricted cash of nil and $3,605 as of June 30, 2025 and 2024, respectively, which were primarily security deposits in third-party platforms, such as Alipay and PayPal. In November 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-year and end-of-year total amounts presented in the statement of cash flows.

Short-term investment

Short-term investments primarily consist of investment in marketable securities. The Company classifies the investment in marketable securities as trading securities given the securities are purchased for the purpose of selling them in the near term. The marketable securities are classified as investments with readily determinable fair values, which are reported at fair value in the consolidated balance sheets. Changes in fair values of marketable securities are recorded in the consolidated statements of operations and comprehensive income.

Financial Instruments and Current Expected Credit Losses

Since July 1, 2022, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Company maintains an allowance for credit losses in accordance with ASC Topic 326, Credit Losses (“ASC 326”) and records the allowance for credit losses as an offset to accounts receivable and contract assets, and the estimated credit losses charged to the allowance in the combined statements of operations and comprehensive income (loss). The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business lines, services or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances and contract assets balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customer.

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

The carrying amounts reported in the balance sheet for cash and cash equivalents, restricted cash, short-term investment, accounts receivable, accounts payable, accrued expenses, lease liabilities and other current liabilities approximate their fair value based on the short-term maturity of these instruments. As of June 30, 2025 and 2024, the carrying amounts of other financial instruments approximated to their fair values due to the short-term maturity of these instruments.

Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis

The following tables represent the fair value hierarchy of the Company’s financial assets measured at fair value on a recurring basis as of June 30, 2025:

	As of June 30, 2025
	Level 1	Level 2	Level 3	Total
	USD	USD	USD	USD
Short-term investments
Investment in marketable equity securities	$1,345,154	$-	$-	$1,345,154
	$1,345,154	$-	$-	$1,345,154

Transfers into or out of the fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities become unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. The Company did not transfer any assets or liabilities in or out of Level 2 and Level 3 during the years ended June 30, 2025, 2024 and 2023.

Advances to suppliers

The Company advances funds to certain game developers and certain suppliers for purchases of services. These advances are interest free, unsecured, and short term in nature and are reviewed periodically to determine whether their carrying value has become impaired. For the years ended June 30, 2025, 2024 and 2023, the Company recorded an allowance for credit loss on advanced to suppliers of $20,123, nil and nil, respectively.

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

Useful life
Developed games	3-7 years
Royalties	5-8 years
Copyright	8-10 years

The estimated useful lives of amortizable intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as significant adverse changes to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the remaining useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended June 30, 2025, 2024 and 2023.

Deferred offering costs

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A – “Expenses of Offering.” Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Public Offering and that were charged to shareholders’ equity upon the completion of the Public Offering. Should the Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of June 30, 2024, the Company capitalized $1,571,328 of deferred offering costs. The Company had capitalized $2,685,519 for its business combination. These costs were charged to additional paid-in capital upon completion of the business combination on January 24, 2025.

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

Leases

From July 1, 2021, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of right-of-use (“ROU”) assets and lease liabilities on the consolidated balance sheet. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use of assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the years ended June 30, 2025, 2024 and 2023.

Lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

Income taxes

The Company accounts for income tax under FASB ASC Section 740 which utilizes the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the differences between financial statement carrying amounts of assets and liabilities versus the tax basis of assets and liabilities. Deferred tax assets are also provided for carryforward losses which can be used to offset future taxable income. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. A valuation allowance is established against net deferred tax assets when it is more likely than not that some portion or all of the net deferred tax asset will not be realized. The Company provided negative $1,753,872 and $2,353,678 of valuation allowance on the net deferred tax assets as of June 30, 2025 and 2024, respectively.

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest related to underpayment of income taxes for uncertain tax positions are classified as income tax expenses in the period incurred. No penalties or interest relating to uncertain tax positions were incurred during the years ended June 30, 2025 and 2024. As of June 30, 2025, the tax years ended December 31, 2022 through December 31, 2024 for the Company’s PRC subsidiaries remained open for statutory examination by PRC tax authorities.

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

Foreign currency translation

The Company has operations in mainland China, Hong Kong, Singapore and other jurisdictions generally use their respective local currencies as their functional currencies. The Company’s financial statements have been translated into the reporting currency of the U.S. dollar. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at the historical exchange rates when the transaction occurred. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported in other comprehensive income. Gains and losses resulting from other foreign currency transactions are reflected in the results of operations.

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

	As of June 30,
	2025	2024
Balance sheet items, except for equity accounts	$1=RMB7.1636	$1=RMB7.2672
Balance sheet items, except for equity accounts	$1=HK$7.8499	$1=HK$7.8083

	For the Years Ended June 30,
	2025	2024	2023
Items in the statements of operations and comprehensive income (loss), and statements of cash flows	$1=RMB7.2143	$1=RMB7.2248	$1=RMB6.9536
Items in the statements of operations and comprehensive income (loss), and statements of cash flows	$1=HK$7.7893	$1=HK$7.8190	$1=HK$7.8373

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

Credit risk and concentrations of customers and suppliers

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of June 30, 2025 and 2024, $15,234,745 and $18,820,140 of the Company’s cash and cash equivalents and restricted cash, respectively, were on deposit at financial institutions in the PRC, Hong Kong and Singapore, which management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits for each account in each bank in RMB and in foreign currency placed with them for up RMB500,000 ($72,000). Such Deposit Insurance Regulations would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the coverage limit. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Company believes that the Chinese banks that hold the Company’s cash and cash equivalents, restricted cash, and short-term investments are financially sound based on publicly available information. In Hong Kong, the Deposit Protection Scheme (the “DPS”) is established under the Deposit Protection Scheme Ordinance. In case a member bank of DPS (a Scheme member) fails, the DPS will pay compensation up to a maximum of HK$500,000 (approximately $64,000) to each depositor of the failed Scheme member. Singapore Deposit Insurance Corporation Limited (SDIC) administers the Deposit Insurance (DI) Scheme and Policy Owners’ Protection (PPF) Scheme in Singapore. A depositor has up to S$75,000 insured by Singapore Deposit Insurance Corporation (“SDIC”).

Accounts receivable are typically unsecured and derived from revenue earned from customers, and are thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Apple and Google are significant distribution, marketing, promotion, and payment platforms for the Company’s games. A significant portion of the Company’s revenue has been generated from players who access the Company’s games through these platforms. Therefore, the Company’s accounts receivable are derived mainly from sales through these two platforms. As of June 30, 2025, Apple and Google accounted for approximately 60.7% and 23.8% of the Company’s total account receivable balance. As of June 30, 2024, Apple and Google accounted for approximately 62.5% and 21.5% of the Company’s total account receivable balance.

Accounts receivable are recorded at their transaction amounts and do not bear interest. The Company bases its allowance for credit losses on management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable based on historical collection experience and current and expected future economic and market conditions.

As of June 30, 2025, three suppliers accounted for 19.7%, and 15.1% of the Company’s total accounts payable balance. As of June 30, 2024, three suppliers accounted for 11.7%, 10.7% and 10.2% of the Company’s total accounts payable balance.

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

Recent accounting pronouncements

In November 2024, the FASB has released ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. The purpose of this update is to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling expenses, general and administrative expenses, and research and development expenses). ASU 2024-04 is effective for all public business entities, for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Any entity qualified as public business entity shall apply ASU 2024-04 prospectively to financial statements issued for current period and all comparative periods. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its financial statements.

In November 2024, the FASB issued No. 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This ASU clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact of this ASU on its financial statements.

In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The Company is currently evaluating the impact of this ASU on its financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

On September 18, 2025, the FASB issued Accounting Standards Update (ASU) 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. ASU 2025-06 modernizes the accounting for internal-use software (the existing internal-use software guidance does not contemplate more current methods of software development). The amendments in ASU 2025-06 are limited and focused on the key challenge that entities face in applying FASB Accounting Standards Codification (FASB ASC) 350-40—applying that guidance to software that is developed using modern, iterative approaches such as Agile, DevOps, and continuous-deployment models that do not fit neatly into the legacy “preliminary-project / application-development / post-implementation” stages described in today’s Subtopic 350-40.The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Company expects the adoption on this ASU will not have a material effect on the Company's consolidated financial statements.

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

Note 3 — SHORT TERM INVESTMENT

As of June 30, 2025 and 2024, the balance of short-term investment amounted to $1,345,154 and nil, respectively. These investments primarily consisted of the marketable securities purchased on the open market through securities companies.

For the year ended June 30, 2025, the Company recognized investment income of $36,965 from the sale of marketable securities and recorded a net unrealized gain of $14,742 in the consolidated statement of income and comprehensive income.

Note 4 — ACCOUNTS RECEIVABLE

As of June 30, 2025 and 2024, the balance of accounts receivable amounted to $10,423,418 and $11,024,450, respectively. For the years ended June 30, 2025, 2024 and 2023, the Company assessed the collectability of accounts receivable and did not provide any allowance for credit losses since the platform operators paid in the short term.

As of the date of these financial statements, the Company had collected all the accounts receivable outstanding as of June 30, 2025 and 2024.

Note 5 — ADVANCED TO SUPPLIERS

	As of June 30,
	2025	2024
Advanced to suppliers-third parties	$8,621,580	$8,514,694
Advanced to suppliers-related parties	841,070	1,194,205
Less: allowance for credit losses	(20,268)	-
Total advanced to suppliers	$9,442,382	$9,708,899

For the years ended June 30, 2025, 2024 and 2023, the Company assessed its collectability and provided an allowance for credit losses of $20,123, nil and nil, respectively.

The movement of allowance for credit losses for the years ended June 30, 2025, 2024 and 2023 were as following:

	For the years ended June 30,
	2025	2024	2023
Balance at the beginning of the year	$-	$-	$-
Additions	20,123	-	-
Foreign currency translation	145	-	-
Balance at the end of the year	$20,268	$-	$-

Note 6 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of June 30,
	2025	2024
Prepaid expenses	$6,959	$6,677
Rental and other deposits	264,711	139,038
Accounts receivable collected by other third parties	2,848,770	1,885,077
Others	8,348	10,320
Total prepaid expenses and other current assets	$3,128,788	$2,041,112

The Company assessed the collectability of prepaid expenses and other current assets, and the Company did not provide any allowance for credit losses. As of the date of these financial statements, the Company had collected (i) approximately $0.8 million, or 26.2% of the balance of accounts receivable collected by other third parties as of June 30, 2025, and (ii) all the balance of accounts receivable collected by other third parties outstanding as of June 30, 2024.

Note 7 — EQUITY INVESTMENTS

Equity investments consisted of the following:

	As of June 30,
	2025	2024
Investment in Ningbo Meishan Bonded Logistics Park Sharing Huixin Venture Capital Partnership (Limited Partnership) (“Ningbo Huixin LP”)	$139,921	$138,003
Investment in Chongqing Xiangyou Xingjie Private Equity Investment Fund Partnership (Limited Partnership) (“Chongqing Xiangyou LP”)	1,400,543	1,385,456
Investment in Wuhan Huiyu Technology Co., Ltd. (“Wuhan Huiyu”)	287,036	303,627
Investment in Beijing Jiaqiwan Technology Co., Ltd. (“Beijing Jiaqiwan”)	167,521	165,120
Total equity investment	$1,995,021	$1,992,206

(a) Investment in Ningbo Huixin LP

Ningbo Huixin LP engages in investing primarily in game development companies. In September 2021, the Company entered into the Ningbo Huixin LP Partnership Agreement (the “Huixin LP Agreement”) with Ningbo Huixin LP and its general partner to acquire 27.27% of the equity in Ningbo Huixin LP. Pursuant to the Huixin LP Agreement, the Company invested, as a limited partner, $137,906 (RMB1 million) into Ningbo Huixin LP. The Company considers that it has significant influence over Ningbo Huixin LP due to the level of ownership and its participation in Ningbo Huixin LP’s significant business operating and strategic decisions. Accordingly, the Company accounts for the investment using the equity method. For the years ended June 30, 2025, 2024 and 2023, the Company recognized investment loss of $87, $96 and $220, respectively. For the years ended June 30, 2025, 2024 and 2023, the Company did not recognize any impairment loss for the investment in Ningbo Huixin LP.

(b) Investment in Chongqing Xiangyou LP

Chongqing Xiangyou LP engages in investing primarily in game development companies. In October 2021, the Company entered into the Chongqing Xiangyou LP Partnership Agreement (the “Xiangyou Agreement”) with Chongqing Xiangyou LP and its general partner to acquire 20% of the equity interests in Chongqing Xiangyou LP. The Company invested, as a limited partner, $1,448,016 (RMB10.5 million) into Chongqing Xiangyou LP. The Company accounts for its investment in Chongqing Xiangyou LP under the equity method of accounting. For the years ended June 30, 2025, 2024 and 2023, the Company recognized investment loss of $5,014, $27,117, and $35,828, respectively. For the years ended June 30, 2025, 2024 and 2023, the Company did not recognize any impairment loss for the investment in Chongqing Xiangyou LP.

(c) Investment in Wuhan Huiyu

Wuhan Huiyu engages in developing mobile gaming applications. In January 2021, the Company entered into a share purchase agreement, with the founder team of Wuhan Huiyu to acquire 37.5% of Wuhan Huiyu. During the year ended June 30, 2022, the Company invested $413,719 (RMB3.0 million) in Wuhan Huiyu. The Company accounts for its investment in Wuhan Huiyu under the equity method of accounting. For the years ended June 30, 2025, 2024 and 2023, the Company recognized an investment loss of $20,854, investment income of $22,619 and investment income of $12,066, respectively. For the years ended June 30, 2025, 2024 and 2023, the Company did not recognize any impairment loss for the investment in Wuhan Huiyu.

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

For the years ended June 30, 2025, 2024 and 2023, the Company did not receive any dividends from all the above investments.

Note 8 — PLANT AND EQUIPMENT, NET

Plant and equipment, net, consisted of the following:

	As of June 30,
	2025	2024
Electronic equipment	$443,076	$399,381
Transportation equipment	100,484	99,044
Less: accumulated depreciation	(419,057)	(364,867)
Plant and equipment, net	$124,503	$133,558

Depreciation expenses were $48,537 and currency translation differences were $5,653 for the year ended June 30, 2025. No plant and equipment were written off for the year ended June 30, 2025.

Depreciation expenses were $131,582, accumulated depreciation transferred out from disposal of plant and equipment was $70,166, and currency translation differences were $1,031 for the year ended June 30, 2024. Plant and equipment written off was $3,695 for the year ended June 30, 2024.

Depreciation expenses were $151,126, accumulated depreciation transferred out from disposal of plant and equipment was $1,326, and currency translation difference were $19,444 for the year ended June 30, 2023. Loss from plant and equipment written off was $1,738 for the year ended June 30, 2023.

For the years ended June 30, 2025, 2024 and 2023, the Company did not record any impairment loss of plant and equipment.

Note 9 — INTANGIBLE ASSETS, NET

The following is a summary of intangible assets as of June 30, 2025 and 2024:

	As of June 30,
	2025	2024
Royalty	$5,323,941	$4,850,373
Developed games	3,459,100	3,071,227
Copyright	139,600	137,600
Total intangible assets	8,922,641	8,059,200
Less: accumulated amortization	(3,921,118)	(2,766,074)
Intangible assets, net	$5,001,523	$5,293,126

Amortization expenses were $1,106,853 and currency translation differences were $48,191 for the year ended June 30, 2025. Intangible asset written off was $180,361 for the year ended June 30, 2025.

Amortization expenses were $766,923 and currency translation differences were $8,893 for the year ended June 30, 2024. No intangible asset was written off for the year ended June 30, 2024.

Amortization expenses were $832,080 and currency translation differences were $134,105 for the year ended June 30, 2023.

For the years ended June 30, 2025, 2024 and 2023, the Company did not record any impairment loss of intangible assets.

Note 10 — LEASES

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

As of June 30, 2025, the weighted average remaining lease term was 1.12 years and the weighted average discount rate was 4.75% for the Company’s operating leases. The Company’s lease costs are included within the cost of revenue and administrative expenses on the consolidated statements of operations. For the year ended June 30, 2025, the lease cost amounted to $434,874.

As of June 30, 2024, the weighted average remaining lease term was 1.91 years and the weighted average discount rate was 4.75% for the Company’s operating leases. The Company’s lease costs are included within the cost of revenue and administrative expenses on the consolidated statements of operations. For the year ended June 30, 2024, the lease cost amounted to $442,119.

For the years ended June 30, 2025, 2024 and 2023, amortization of the operating lease right-of-use assets amounted to $407,029, $425,882 and $413,737, respectively, and the interest on lease liabilities amounted to $27,845, $11,666 and $30,414, respectively.

Supplemental balance sheet information related to operating leases was as follows:

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	As of June 30,
	2025	2024
Right-of-use assets	$998,531	$770,402
Right-of-use assets, accumulated amortization	(485,884)	(74,831)
Right-of-use assets, net	$512,647	695,571

Lease liabilities, current	463,064	336,046
Lease liabilities, non-current	58,517	351,856
Total lease liabilities	$521,581	$687,902

The future undiscounted aggregate minimum lease payments under non-cancellable operating leases were as follows as of June 30, 2025:

Year Ended June 30,	Amount
2026	$475,902
2027	59,307
Less: Amounts representing interest	(13,628)
Total present value of lease liabilities	521,581
Less: current portion of lease liabilities	463,064
Non-current portion of lease liabilities	$58,517

Note 11 — TAXES

Taxes payable consisted of the following:

	As of June 30,
	2025	2024
Individual income taxes payable	23,273	19,466
Income tax payable	28,326	-
Total taxes payable	$51,599	$19,466

Cayman

The Company and Gamehaus Inc. are incorporated in the Cayman Islands and are not subject to income taxes under the current laws of the Cayman Islands.

BVI

Joypub is incorporated in the BVI and is not subject to income taxes under the current laws of the BVI.

Singapore

Gamehaus SG is incorporated in Singapore and is subject to Singapore Corporate Tax. Nil pretax income was generated in Singapore for the years ended June 30, 2025, 2024 and 2023.

Hong Kong

Gamehaus HK, Gamepromo, Dataverse, and Avid.ly are companies registered in Hong Kong and are subject to the following corporate income tax rate: the first HK$2 million of profits earned will be taxed at half the current rate (i.e., 8.25%), while the remaining profits will continue to be taxed at the existing 16.5% if revenue is generated in Hong Kong.

PRC

Under the PRC Enterprise Income Tax Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Starting from the tax year ended December 23, 2021, Kuangre SH is qualified as a High and New Technology Enterprise (“HNTE”) and is subject to a favorable income tax rate of 15%. Kuangre SH’s HNTE certification is valid for three years starting from December 2021 and subject to renewal. In accordance with the implementation rules of the Income Tax Law of the PRC, enterprises newly established in the Western Development Zone within the scope of “preferential catalogue of income tax for key industries encouraged to develop in West area” shall be subject to a favorable income tax rate of 15% from January 1, 2021 to December 31, 2030. Haohan CQ and Fanfengjian CQ are established in the Western Development Zone and they are subject to a favorable income tax rate of 15% to December 31, 2030. Ruojintang and Octopus Cat are eligible for the preferential tax policies as small-scale taxpayers for the year ended June 30, 2025. As small-scale taxpayers, 25% of the annual taxable income of RMB 3 million or less will be included in the taxable income, and the enterprise income tax will be paid at the rate of 20%, which is essentially resulting in a favorable income tax rate of 5%. This preferential treatment is effective until December 31, 2027. The Company’s remaining subsidiaries are subject to corporate income tax at the PRC unified rate of 25%.

i)	The components of the income tax provision were as follows:

	For the Years Ended June 30,
	2025	2024	2023
Current income tax (expenses) benefit	$(165,590)	$(130,307)	$78,743
Total	$(165,590)	$(130,307)	$78,743

ii)	The following table summarizes net deferred tax assets resulting from differences between the financial accounting basis and tax basis of assets and liabilities:

	As of June 30,
	2025	2024
Deferred tax assets:
Provision for credit losses	$20,267	$-
Net operating loss carried forward	10,336,667	13,315,441
Deferred tax asset for net operating loss carried forward	1,750,527	2,353,678
Total deferred tax assets	1,753,872	2,353,678
Less: valuation allowance	(1,753,872)	(2,353,678)
Deferred tax assets, net of valuation allowance	$-	$-

The change in valuation allowance for the years ended June 30, 2025, 2024, and 2023 amounted to positive $599,806, positive $414,719 and negative $235,240, respectively.

As the PRC does not allow the filing of consolidated tax returns, the deferred taxes relate to separate entities that file their own tax returns and therefore could not be offset with each other. A reconciliation between the Company’s actual provision for income taxes and the provision at the PRC mainland statutory rate is as follows:

	For the Years Ended June 30,
	2025	2024	2023
Income before income tax expenses	$3,985,403	$8,721,068	$4,015,418
Computed income tax expenses with statutory tax rate	997,115	2,180,267	1,003,855
Differential income tax rates applicable to certain entities	(341,814)	(1,080,231)	(585,468)
Additional deduction for research and development expenses	(188,840)	(509,024)	540,141
Tax-exempted income	(534,074)	(1,011,906)	(1,015,909)
Tax effect of permanent difference	(2,335)	45,625	3,091
Effect of temporary differences	-	90,895	-
Changes in valuation allowance	235,538	414,681	(235,240)
Others	-	-	210,787
Current income tax expenses (benefits)	$165,590	$130,307	$(78,743)

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. As of June 30, 2025, the tax years ended December 31, 2022 through December 31, 2024 for the Company’s PRC subsidiaries, remain open for statutory examination by PRC tax authorities.

As of June 30, 2025 and 2024, the Company had net operating loss carryforwards of approximately $10,336,667 and $13,315,441, respectively, which arose from the Company’s subsidiaries in the PRC. As of June 30, 2025 and 2024, deferred tax assets from the net operating loss carryforwards amounted to $1,750,527 and $2,353,678, respectively. The Company recorded valuation allowances of $1,753,872 and $2,353,678 as of June 30, 2025 and 2024, respectively. Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years.

As of June 30, 2025, net operating loss carryforwards were expected to expire, if unused, in the following amounts:

2026	$1,343,902
2027	792,650
2028	5,567,539
2029	1,954,043
2030	678,533
Total	$10,336,667

Note 12 — NET INCOME PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the Years Ended June 30,
	2025	2024	2023
Numerator:			$
Net income	$3,819,813	$8,590,761		4,094,161
Less: net (loss) income attributable to non-controlling interest	(141,718)	342,339		304,348
Net income attributable to Gamehaus Holdings Inc’s shareholders	$3,961,531	$8,248,422		3,789,813

Denominator:
Weighted average number of ordinary shares*	51,539,531	50,000,000		50,000,000

Net income attributable to Gamehaus Holdings Inc’s shareholders per share
Basic and diluted	$0.08	$0.16		$0.08

*	Shares are presented on a retroactive basis to reflect the reverse recapitalization on January 24, 2025 for the business combination.

Note 13 — CONCENTRATION OF MAJOR CUSTOMERS AND SUPPLIERS

Apple and Google are significant distribution, marketing, promotion, and payment platforms for the Company’s games. A significant portion of the Company’s revenue has been generated from players who accessed the Company’s games through these platforms. Therefore, the Company’s accounts receivable are derived mainly from sales through these two platforms. A significant portion of the Company’s revenue has been generated from players who accessed the Company’s games through these platforms but no customer accounts for a significant portion of its revenue. As of June 30, 2025, Apple and Google accounted for approximately 60.7% and 23.8% of the Company’s total account receivable balance. As of June 30, 2024, Apple and Google accounted for approximately 62.5% and 21.5% of the Company’s total account receivable balance.

Accounts receivable are recorded at their transaction amounts and do not bear interest. The Company bases its allowance for doubtful accounts on management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable based on historical collection experience and current and expected future economic and market conditions.

As of June 30, 2025, three suppliers accounted for 19.7% and 15.1% of the Company’s total accounts payable balance. As of June 30, 2024, three suppliers accounted for 11.7%, 10.7% and 10.2% of the Company’s total accounts payable balance.

Note 14 — SHAREHOLDERS’ EQUITY

Gamehaus was established under the laws of the Cayman Islands on July 20, 2023. The authorized share capital of the Company is $100,000 divided into 900,000,000 shares of par value $0.0001 each, including 900,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares. As of June 30, 2025, 37,971,245 Class A ordinary shares were issued and outstanding and 15,598,113 Class B ordinary shares were issued and outstanding, respectively. As of June 30, 2024, 34,401,887 Class A ordinary shares were issued and outstanding and 15,598,113 Class B ordinary shares were issued and outstanding, respectively. The shares are presented on a retroactive basis to reflect the reverse recapitalization that is discussed in Note 1.

Reverse recapitalization

On January 24, 2025, Gamehaus consummated the business combination with Golden Star and Gamehaus Inc., following the approval at an extraordinary general meeting of Golden Star’s shareholders on January 20, 2025. As a result of the business combination, (i) Gamehaus Inc. became a direct, wholly owned subsidiary of Gamehaus, and (ii) Golden Star became a direct, wholly owned subsidiary of Gamehaus, with the outstanding securities of Gamehaus Inc. and Golden Star being converted into the right to receive securities of Gamehaus.

Gamehaus Inc. was determined to be the accounting acquirer, as it effectively controlled the combined entity following the transaction. The transaction did not qualify as a business combination under ASC 805, because Golden Star did not meet the definition of a business. The transaction was accounted for as a reverse recapitalization. The pre-combination net liabilities of Golden Star were primarily non-operating liabilities. Under reverse recapitalization accounting, the assets and liabilities of Golden Star were recorded at their historical cost. Gamehaus Inc. was determined as the accounting acquirer and the historical financial statements of Gamehaus Inc. became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. Golden Star’s net asset of negative $2,565,640 were recorded in additional paid-in capital in the consolidated statements of changes in shareholders’ equity for the year ended June 30, 2025.

Additional paid-in capital converted from offering cost

In addition, there were offering cost incurred for public offering, which were settled by cash of $2,685,519 of Gamehaus Inc. The amounts were recorded in additional paid-in capital in the consolidated statements of changes in shareholders’ equity for the year ended June 30, 2025.

Note 15 — RELATED PARTY TRANSACTIONS

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

	For the Years Ended June 30,
	2025	2024	2023
Royalty fee and service from related parties
Wuhan Huiyu	$320,386	$450,761	$524,211
Shanghai Dongying	2,528,147	2,860,905	-
Mobile Motion	83,427	1,951,176	34,880
Total	$2,931,960	$5,262,842	$599,091

1)	The Company entered into an exclusive game agency agreement with Wuhan Huiyu in January 2020. The exclusive agency term is eight years from the date of launching the game. Pursuant to the exclusive game agency agreement, the Company shares 15% to 18% of gross profit generated by the game with Wuhan Huiyu on a monthly basis. The Company recorded $320,386, $450,761 and $524,211 of profit-sharing expenses for the years ended June 30, 2025, 2024 and 2023, respectively.
2)	The Company entered into a technology development agreement with Shanghai Dongying in January 2021 to customize design the game. During the year ended June 30, 2024, the Company entered supplementary agreement with Shanghai Dongying regarding the profit-sharing policy. Pursuant to supplementary agreement, the Company shares 25% of operating income of the game generated by the game with Shanghai Dongying on a monthly basis. The Company recorded $2,528,147, $2,860,905 and nil of profit-sharing expenses for the years ended June 30, 2025, 2024 and 2023, respectively.
3)	The Company entered into an exclusive game agency agreement with Mobile Motion in January 2021. The exclusive agency term is eight years from the date of launching the game. The Company paid an initial royalty fee of approximately $300,000 (RMB1.9 million). The Company recorded $33,616, $33,567 and $34,880 of amortization of royalty fees for the years ended June 30, 2025, 2024 and 2023, respectively. The Company recorded $49,811, $1,917,609, and nil of customized design fees for the years ended June 30, 2025, 2024 and 2023.

(b) The Company had the following significant related party balances:

Advanced to Suppliers — related parties

As of June 30, 2025 and 2024, advanced to suppliers - related parties, consisted as following:

	As of June 30,
	2025	2024
Shanghai Dongying	$-	$320,488
Mobile Motion	841,070	873,717
Total	$841,070	$1,194,205

Accounts payable — related parties

As of June 30, 2025 and 2024, accounts payable - related parties, consisted as following:

	As of June 30,
	2025	2024
Wuhan Huiyu	$35,052	$-
Shanghai Dongying	173,715	-
Total	$208,767	$-

Due to related party

As of June 30, 2025 and 2024, the Company had a due to related party balance of nil and $107,361, respectively, to Feng Xie. The advances were due on demand and without interest. The Company paid off the due to Feng Xie during the year ended June 30, 2025.

Note 16 — COMMITMENTS AND CONTINGENCIES

Commitments

The total future minimum lease payments including the agreed property management fee under the non-cancellable operating lease with respect to the office as of June 30, 2025 are payable as follows:

Contractual Obligations as of June 30, 2025	Payment Due by Period
	<1 year	1-3 years	Total
Operating lease payment	$463,064	$58,517	$521,581
Capital payment	$58,667	$940	$59,607
Total	$521,731	$59,457	$581,188

Contingencies

The Company may be involved in various legal proceedings, claims, and other disputes arising from the commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss for a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Company was not aware of any litigation, lawsuits, or claims as of June 30, 2025.

Note 17 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of issuance of the consolidated financial statements, and did not identify any other subsequent events with material financial impact on the Company’s consolidated financial statements.

Note 18 — RESTRICTED NET ASSETS

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries and affiliated entities in mainland China must take appropriations from tax profit to non-distributive funds. These reserves include the general reserve and the development reserve.

The general reserve requires an annual appropriation of 10% of after-tax profits at each year end until the balance reaches 50% of a PRC company’s registered capital. Other reserve is set aside at the Company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. The general reserve amounted to $1,755,450 and $1,515,165 as of June 30, 2025 and 2024, respectively.

The Company’s subsidiaries are in mainland China, and such subsidiaries can only be paid out of distributable profits reported in accordance with PRC accounting standards. As such, the Company’s subsidiaries in mainland China are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the subsidiaries. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the PRC subsidiaries not available for distribution, was $8,179,786 and $7,389,306 as of June 30, 2025 and 2024, respectively.

The Company performed a test on the restricted net assets of its consolidated subsidiaries (the “restricted net assets”) in accordance with U.S. Securities and Exchange Commission Regulation S-X Rule 4-08 (e)(3), “General Notes to Financial Statements.” Such restricted net assets amounted to approximately $8.2million, or 23.5% of the Company’s total consolidated net assets, as of June 30, 2025. Such restricted net assets amounted to approximately $7.4 million, or 21.7% of the Company’s total consolidated net assets, as of June 30, 2024. Based upon this percentage, the Company is not required to disclose the financial information for the parent company.

