Form 20-F
period 2026-06-30
Gamehaus Holdings Inc.
filed 2026-09-29
CIK 2000530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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

19th Floor, Shanghai Technology Investment Building

No. 1699, Zhongke Road, Pudong New District, Shanghai

The People’s Republic of China, 201203
+86-021-68815668
(Address of Principal Executive Offices)

Ms. Ling Yan

Chief Financial Officer

19th Floor, Shanghai Technology Investment Building

No. 1699, Zhongke Road, Pudong New District, Shanghai

The People’s Republic of China, 201203

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of June 30, 2026, there were 56,801,150 ordinary shares issued and outstanding, par value US$0.0001 per share, being the sum of (i) 49,002,093 Class A ordinary shares (excluding 518,063 Class A ordinary shares repurchased and held as treasury shares) and (ii) 7,799,057 Class B ordinary shares.

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

INTRODUCTION

Except as otherwise indicated or required by context, references in this Annual Report on Form 20-F for the fiscal year ended June 30, 2026 (the “Report”) to “we,” “us,” “our,” “our company” and “the Company” are to Gamehaus Holdings Inc., our Cayman Islands holding company and its subsidiaries, which include those in Singapore, Hong Kong, and mainland China.

Unless otherwise indicated, in this Report, the following terms shall have the meaning set out below:

●	“AI” refers to artificial intelligence;

●	“Avid.ly” refers to Avid.ly Co., Limited, a Hong Kong corporation and a wholly owned subsidiary of Shanghai Kuangre;

●	“Business Combination Agreement” means the business combination agreement, dated September 16, 2023, by and among Golden Star, Gamehaus, the First Merger Sub, the Second Merger Sub, and G-Star Management Corporation, a British Virgin Islands company, in the capacity as the representative of Golden Star and the shareholders of Golden Star;

●	“Business Combination” means the transaction contemplated under the Business Combination Agreement, including but not limited to (i) the First Merger Sub merged with and into Gamehaus Inc. (the “First Merger”), with Gamehaus Inc. being the surviving corporation of the First Merger and a direct wholly owned subsidiary of Gamehaus Holdings Inc., and (ii) following confirmation of the effectiveness of the First Merger, the Second Merger Sub merged with and into Golden Star (the “Second Merger,” and, together with First Merger, the “Mergers”), with Golden Star being the surviving corporation of the Second Merger and a direct wholly owned subsidiary of Gamehaus Holdings Inc.;

●	“BVI” refers to the British Virgin Islands;

●	“Chongqing Haohan” means Chongqing Haohan Network Technology Co., Ltd., a limited liability company organized under the laws of the People’s Republic of China and wholly owned by Gamehaus Limited;

●	“Class A Ordinary Shares” means the Class A Ordinary Shares of Gamehaus Holdings Inc., par value US$0.0001 per share, with each Class A Ordinary Share entitling the holder thereof to one (1) vote on all matters subject to vote at our general meetings;

●	“Class B Ordinary Shares” means the Class B Ordinary Shares of Gamehaus Holdings Inc., par value US$0.0001 per share, with each Class B Ordinary Share entitling the holder thereof to fifty (50) votes on all matters subject to vote at our general meetings;

●	“Dataverse” refers to Dataverse Co., Limited, a Hong Kong corporation and a wholly owned subsidiary of Shanghai Kuangre;

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

●	“First Merger Sub” are to Gamehaus 1 Inc., an exempted company with limited liability incorporated in the Cayman Islands;

●	“Gamehaus BVI” means Joypub Holding Limited, a business company incorporated in British Virgin Islands as a wholly owned subsidiary of Gamehaus Inc.;

ii

●	“Gamehaus HK” means Gamehaus Limited, a Hong Kong corporation and a wholly owned subsidiary of Gamehaus BVI;

●	“Gamehaus SG” means Gamehaus PTE. LTD., a company incorporated under the laws of Singapore and a wholly owned subsidiary of Gamehaus Inc.;

●	“Gamepromo” means Gamepromo Co., Limited, a Hong Kong corporation and a wholly owned subsidiary of Gamehaus HK;

●	“Golden Star” means Golden Star Acquisition Corporation, a Cayman Islands exempted company, which is wholly owned by the Parent;

●	“Hong Kong” refers to Hong Kong Special Administrative Region in the PRC;

●	“Nasdaq” means The NASDAQ Stock Market LLC;

●	“Ordinary Shares” means the Class A Ordinary Shares and Class B Ordinary Shares of Gamehaus Holding Inc;

●	“Parent” or “Gamehaus Holdings” means Gamehaus Holdings Inc., our Cayman Islands holding company;

●	“PRC” or “China” means the People’s Republic of China. The term “Chinese” has a correlative meaning for the purpose of this Report. When used in the case of laws and regulations of “China” or “the PRC”, it refers to only such laws and regulations of mainland China;

●	“PRC Subsidiaries” means all our subsidiaries in the PRC, including Chongqing Haohan, Shanghai Kuangre Network Technology Co., Ltd., and Gamepromo, and our other subsidiaries incorporated in the PRC;

●	“RMB” means the legal currency of China;

●	“SEC” means the Securities and Exchange Commission;

●	“Securities Act” means the Securities Act of 1933, as amended;

●	“Second Merger Sub” means Gamehaus 2 Inc., an exempted company with limited liability incorporated in the Cayman Islands;

●	“Shanghai Kuangre” means Shanghai Kuangre Network Technology Co., Ltd., a limited liability company organized under the laws of the PRC and a wholly owned subsidiary of Gamehaus HK;

●	“U.S.” means the United States of America;

●	“U.S. Dollars,” “$,” or “US$” means the legal currency of the United States; and

●	“U.S. GAAP” or “GAAP” means accounting principles generally accepted in the United States.

iii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in “Item 3. Key Information—D. Risk Factors” herein.

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

Cash Flows through Our Organization

As of the date of this Report, no cash transfer or transfer of other assets has occurred between the Parent and our subsidiaries except that Gamehaus Holdings received approximately US$100,000 in March 2025 and approximately US$40,000 in September 2025 from Gamehaus HK for working capital purposes. We have established controls and procedures for cash flows within our organization based on internal cash management policies established by our finance department, which were discussed, considered, and reviewed by the relevant departments in our company, and approved by our Chairman of the Board of Directors. Specifically, our finance department supervises cash management, following the instructions of our management. Our finance department is responsible for establishing our cash operation plan and coordinating cash management matters among our subsidiaries and departments. Each subsidiary and department initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to our finance department. The finance department reviews the cash demand plan and prepares a summary for the management of our company. Management examines and approves the allocation of cash based on the sources of cash and the priorities of the needs.

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

●

Our business relies on a few suppliers, including game developers and ad distribution channels, and the loss of, or disruption in our relationships with, any of these suppliers may have a materially adverse effect on our business, financial condition, and results of operations;

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

●

We rely on third party platforms to distribute our mobile games and collect payments, including, in particular, Apple App Store, Google Play and Appcharge. If we were denied access to these platforms or if the terms of our revenue-sharing arrangements or other material aspects of the arrangements with these platforms were to change materially and adversely, our mobile games business would be adversely affected, and such change could materially and adversely affect our business, financial condition and results of operation

●	If we fail to manage our growth or execute our strategies and future plans effectively, we may not be able to take advantage of market opportunities or meet the demand of our customers;

●	Non-compliance with laws and regulations on the part of any third parties with which we conduct business could expose us to legal expenses, compensation to third parties, penalties, and disruptions of our business, which may adversely affect our results of operations and financial performance;

●	If we fail to attract, recruit, or retain our key personnel, including our executive officers, senior management, and key employees, our ongoing operations and growth could be affected;

●	We may from time to time be subject to claims, controversies, lawsuits, and legal proceedings, which could adversely affect our business, prospects, results of operations, and financial condition;

●	We have not sought to register and do not have protection for our proprietary software, or the software and other intellectual property that we license from out developer partners, outside of China, notwithstanding that a majority of our business is conducted in North America and the EU; and

●	Our current insurance policies do not provide adequate levels of coverage against claims we may incur, and in the case of an uninsured or underinsured claim we would be required to bear the costs of repair and recovery and/or potential liability for a wide variety of perils to which our business is exposed, including those relating to cyber-attacks and data breaches.

Risks Relating to Doing Business in the PRC

●	Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations;

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, could limit the legal protection available to you and us;

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management that reside outside the United States based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China;

●	Given the Chinese government’s significant oversight and discretion over the conduct of our business, the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares;

●	Any actions by the Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless;

●	The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us or our subsidiaries to additional compliance requirements in the future;

●	Joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing on Nasdaq or future offerings of our securities in the U.S.;

●	Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business;

●	To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong, due to interventions in or the imposition of restrictions and limitations on our ability by the PRC government to transfer cash or assets;

●	Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment;

●	Chinese regulatory authorities could disallow our holding company structure, which may result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless;

●	If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation;

●	Some of our subsidiaries are subject to various evolving Hong Kong laws and regulations regarding data security or antimonopoly, which could subject them to government enforcement actions and investigations, fines, penalties, and suspension or disruption of their operations;

●	Increases in labor costs in the PRC may adversely affect our business and profitability; and

●	Our PRC subsidiaries have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, and have paid social insurance and housing fund for certain employees through a third-party agency, which may subject them to penalties.

Risks Relating to Our Class A Ordinary Shares and the Trading Market

●	As a public company, we incur significant legal, accounting, and other expenses.

●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected;

●	We may or may not pay cash dividends in the foreseeable future;

●	A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our Class A Ordinary Shares;

●	The market price of our Class A Ordinary Shares may be volatile or may decline, regardless of our operating performance;

●	We may not be able to maintain the listing of our Class A Ordinary Shares on Nasdaq;

●	If securities or industry analysts publish reports that are interpreted negatively by the investment community or publish negative research reports about our business, our share price and trading volume could decline;

●	The issuance of additional Class A Ordinary Shares in connection with future financings, acquisitions, investments, the Incentive Plan, or otherwise will dilute all other shareholders;

●	We are an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors, which could have a material adverse effect on us, including our growth prospects;

●	As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers;

●	We are a “controlled company” within the meaning of the Nasdaq listing rules, and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders;

●	The dual-class structure of our Ordinary Shares has the effect of concentrating voting control with our Chairman of Board of Directors, and his interests may not be aligned with the interests of our other shareholders;

●	Our dual-class capital structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares;

●	Because we are incorporated in the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited; and

●	If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences.

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

We utilize data-driven technologies to empower game developers through the full life cycle of game development and distribution. As of the date of this Report, we have registered 66 software copyrights in the PRC and have designed and developed a wide spectrum of technology and analytics infrastructure. Nonetheless, the mobile gaming industry is characterized by rapid technological advancement, frequent launches of new games, changes in player needs and behavior, disruption by innovative entrants, and evolving business models and industry standards. This requires us to anticipate the technologies we must implement and take advantage of these technologies to make our mobile games competitive in the market. As such, we need to continue to invest significant financial resources in research and development to keep pace with technological advances in order to make our technologies, such as the AIGC service platform, business publishing predictive tool, and intelligent advertising management system, remain competitive in the market. However, development activities are inherently uncertain, and our expenditures on research and development may not generate commensurate benefits. Given the fast pace with which mobile games technology has been and will continue to be developed, we may not be able to timely upgrade our data analytics and AI-based technologies, or the algorithm or engines required thereby in an efficient and cost-effective manner, or at all. New technologies in the industry could render the technologies and publishing support services that we are developing or expect to develop in the future obsolete or uncompetitive, thereby potentially resulting in a decline in our revenue and market share.

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

The mobile gaming industry worldwide is competitive and rapidly evolving, with new companies increasingly joining the competition in recent years. Games and business models in the industry are constantly evolving to adapt new technologies, increase cost efficiency, and meet players’ preferences. We compete for leisure time, attention, and discretionary spending of players versus other forms of offline and online entertainment, including social media, reading, and other video games on the basis of a number of factors, including the quality of player experience, breadth and depth of gameplay, and access to effective distribution channels. As of the date of this Report, we believe that we are well-positioned to effectively compete in the mobile gaming industry primarily due to (i) scalable business model that enables them to work with more developer partners on a cost-effective basis; (ii) connection to experienced and efficient Chinese game developers; and (iii) data-driven technology-enabled user acquisition and monetization strategies. See “Item 4—Information on the Company—B. Business Overview—Competition.” The increased competition may lead to increased costs for player acquisition and retention, which may result in reduced margins and a loss of market share for us. We compete with other competitors on the following bases:

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

Our business relies on a few suppliers, including game developers and ad distribution channels, and the loss of, or disruption in our relationships with, any of these suppliers may have a materially adverse effect on our business, financial condition, and results of operations.

We rely on a few suppliers, including game developers and ad distribution channels, to develop game contents and advertise games developed through their own or cooperative ad distribution channels. As of June 30, 2026, we had two significant suppliers, Sinointeractive Digital Marketing Co., Ltd. (“Sinointeractive”) and Batata Company Limited, which accounted for 17.9% and 13.5% of our total accounts payable balance, respectively. As of June 30, 2025, we had two significant suppliers, AppLovin Corporation (“AppLovin”), and Sinointeractive, which accounted for 19.7% and 15.1% of our total accounts payable balance, respectively. As of June 30, 2024, we had three significant suppliers, Sinointeractive, Moloco Corporation (“Moloco”), and AppLovin, which accounted for 11.7%, 10.7%, and 10.2% of our total accounts payable balance, respectively. No other suppliers accounted for more than 10% of our total accounts payable as of June 30, 2026, 2025 and 2024. As an example of a typical transaction, in accordance with a service agreement between AppLovin and Dataverse, AppLovin is required to provide advertising services to distribute Dataverse’s mobile games to end users, and provide Dataverse with access to AppLovin’s online reporting system and invoice Dataverse based on the numbers in the reporting system. Pursuant to the service agreement, Dataverse is obligated to pay services based on invoice numbers, which are considered final and billable two days after the end of each month. Either party may terminate the agreement for any reason by providing written notice, which may be provided by email to any of the contacts listed the agreement, two days prior to the desired termination date. In the event of termination of the agreement, Dataverse is required to pay AppLovin any amounts owed or invoiced within 30 days of invoice. There is no guarantee that we will not have a concentration of suppliers in the future, which are independent entities with their own operational and financial risks that are beyond our control. If any of these suppliers breach or terminate their contracts with us, or experience significant disruptions to their operations, we will be required to rely on one or more replacement suppliers. It could be costly and time-consuming to find alternative suppliers, and these suppliers may not be available to us at reasonable terms or at all. As a result, this could harm our business and financial results and result in lost or deferred revenue.

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

We are potentially subject to a number of foreign and domestic laws and regulations that affect the offering of certain types of content, such as those depicting violence. The interpretation of such laws and regulations may be ambiguous, still evolving, and could be interpreted in ways that harm our business or expose us to liability. In addition, there are ongoing academic, political, and regulatory discussions in the U.S., Europe, Australia, Brazil, and other jurisdictions regarding whether certain game genres, such as social casino, or certain game mechanics, such as “loot boxes,” should be subject to a higher level or different type of regulation than other game genres or mechanics to protect consumers, in particular minors and persons susceptible to addiction, and, if so, what such regulation should include. Class action suits have been filed in multiple states in the U.S. against publication platforms and publishers alleging online social casino games violate various anti-gambling laws since 2020. If new social casino regulations are imposed, or other regulations are interpreted to apply to our social casino games, certain, or all, of the casino-themed games may become subject to such rules and regulations and expose us to civil and criminal penalties if we do not comply. Additionally, loot box game mechanics have been the subject of increased public discussion—for example, Belgium and the Netherlands have recommended enforcement actions against certain companies, the U.S. Federal Trade Commission (“FTC”) held a public workshop on loot boxes in August 2019, at least one bill was introduced in the U.S. Senate that would regulate loot boxes in games marketed toward players under the age of 18, the United Kingdom’s Department for Digital, Culture, Media and Sport in September 2020 launched a call for evidence into the impact of loot boxes on in-game spending and gambling-like behavior, several class action suits have been filed in Brazil and in Canada against various companies for offering loot boxes in their games or platforms based in part on claims connecting or equating loot boxes to gambling, and politicians have cited loot boxes as an example of recent technology innovation where government regulation is needed. In some of our casino games, certain mechanics may be deemed as “loot boxes.” New regulations by the FTC, U.S. states, or other international jurisdictions, which may vary significantly across jurisdictions and which we may be required to comply with, could require that these game mechanics be modified or removed from games, increase the costs of operating the games, impact player engagement and monetization, or otherwise harm our business performance. It is difficult to predict how existing or new laws may be applied to these or similar game mechanics. If we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our games, which would harm our business, financial condition, and results of operations. In addition, the increased attention focused on liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business, financial condition, or results of operations.

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

We rely on third party platforms to distribute our mobile games and collect payments, including, in particular, Apple App Store, Google Play and Appcharge. If we were denied access to these platforms or if the terms of our revenue-sharing arrangements or other material aspects of the arrangements with these platforms were to change materially and adversely, our mobile games business would be adversely affected, and such change could materially and adversely affect our business, financial condition and results of operation.

App distribution platforms, such as Apple App Store and Google Play, and payment platforms, such as Appcharge, are crucial to our business. We publish mobile games primarily through these app distribution platforms. We also rely on them to record gross billings, maintain the security of their platforms to prevent fraudulent activities, and provide certain user services. We believe that our games benefit from the strong brand recognition and large user base of these platforms. Since a significant portion of our revenue has been generated from our customers (namely, game players) who accessed their games through these platforms, our accounts receivable are derived mainly from sales through these three platforms. As of June 30, 2026, Apple App Store, Google Play and Appcharge accounted for approximately 50%, 21% and 11%, respectively, of our total accounts receivable balance. As of June 30, 2025, Apple App Store and Google Play accounted for approximately 50% and 21%, respectively, of our total accounts receivable balance. As of June 30, 2024, Apple App Store and Google Play accounted for approximately 61% and 24%, respectively, of our total accounts receivable balance.

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

The arrangements with these third-party platforms are governed by their standard terms and conditions for application developers, which govern the content, promotion, distribution, and operation of games and other applications on their platforms, as well as the terms of the payment processing services provided by the platforms. Our business would be harmed if:

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

We depend upon the app distribution platforms, such as Apple App Store and Google Play, to solicit, collect, and provide us with information regarding the games that are necessary for compliance with applicable laws and regulations in the local markets where the games are distributed. These distribution platform providers also establish their own rules, policies, and guidance to regulate all the applications available on their platforms, including guidance on copyright, licensing, information collection, storage, use, processing, transmission, sharing, and protection. Any failure or perceived failure by us, or by third parties with whom we work, such as the game developer partners, to comply with these platform-dictated rules, conduct, or technical features may result in platform-led investigations or enforcement actions, litigation, or public statements against us and/or our game developer partners, which in turn may result in significant liability or temporary or permanent suspension of our business activities with those platforms, cause our players to lose trust in them, adversely affect our ability to attract, monetize, or retain players, and otherwise adversely affect their business and reputation. As of the date of this Report, we have not received any inquiries, notices, warnings, fines, or penalties regarding noncompliance with such rules and guidance mandated by our collaborative app distribution platforms. However, since the platform-imposed rules and policies are subject to frequent updates, there is no guarantee that we, and the third parties with whom we work, including our current or future game developer partners, will consistently comply with these rules and policies. In the event of any noncompliance, regardless of its veracity, we may incur penalties, fines, or punishments, including the removal of the game apps from their app distribution platforms. As a result, our business operations, financial condition, and results of operations may be adversely affected.

Use of generative AI tools may require additional investment and costs, and pose unique risks to our business and could subject us to legal liability.

In August 2026, we announced a shift in our strategic focus toward AI-generated content, under which we will progressively optimize our third-party publishing business in the casual genre, and will direct our resources toward the development and distribution of AI-generated content. See “Item 4. Information on the Company – B. Business Overview -Recent Development.” This strategic shift may require substantial investments in product development, infrastructure, talent acquisition and commercialization efforts. There can be no assurance that our new strategic focus toward AI-generated content will achieve market acceptance, generate sufficient revenue or produce anticipated returns on investment. Uncertainty around new and emerging AI applications, such as generative AI content creation, may also require additional investment in the development of proprietary datasets and machine learning models, development of new approaches and processes to provide attribution or remuneration to content creators, and the development of systems that enable creators to exert more control over how their work is utilized in AI development, which may be costly and could impact our profit margin. Developing, testing, and deploying AI systems may also increase the cost profile of our offerings due to the nature of the computing costs involved in such systems.

We use generative AI tools in our business. Generative AI tools producing content that can be indistinguishable from that generated by humans is a relatively novel development, with benefits, risks, and liabilities still unknown. Recent decisions of the U.S. Copyright Office suggest that we would not be able to claim copyright ownership in any source code, text, images, or other materials that we develop through the use of generative AI tools, and the availability of such protections in other countries is unclear. As a result, we could have no remedy if third parties reused those same materials, or similar materials also generated by AI tools. In addition, we have little or no insight into the third-party content and materials used to train these generative AI tools, or the extent of the original works which remain in the outputs. As a result, we may face claims from third parties claiming infringement of their intellectual property rights of materials or content we believed to be available for use and not subject to license terms or other third-party proprietary rights. We could also be subject to claims from the providers of the generative AI tools, if we use any of the generated materials in a manner inconsistent with their terms of use.

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

Our business has grown substantially since the inception, and we expect it to continue to grow in terms of scale and diversity of operations. For example, in order to diversify the revenue streams for future growth, we have begun investing in selected developer partners since December 2019, by acquiring equity stakes in the companies established by these development teams, to further solidify a long-term cooperation with them, who we believe have the potential to continue producing quality games. In addition, we endeavor to enlarge their developer partner base and diversify the game portfolio by actively sourcing new developers and game products. After 2023, as we plan to keep launching new products in the social casino game market, we also endeavor to explore new opportunities in casual and mid-core game genres, such as puzzle, match, simulation, RPG, and strategy games. This expansion increases the complexity of our operations and may cause strain on our managerial, operational, and financial resources. We must continue to hire, train, and effectively manage new employees. In the event that our new hires fail to perform as expected, or if we fail to hire, train, manage, and integrate new employees, our business, financial condition, and results of operations may be materially adversely affected. The expansion of our services will also require them to maintain consistency in the quality of their services so that the market reputation is not damaged by any deviations in quality, whether actual or perceived. Recently, we also announced a shift in our strategic focus toward AI-generated content (“AIGC”), under which we will progressively optimize our third-party publishing business in casual genre, and will direct our resources toward the development and distribution of AIGC. We cannot assure you that our new strategic focus will be successful, as the long-term demand, adoption rates and economic sustainability of AIGC products and services remain difficult to predict. Market enthusiasm for AI-related products may not be sustained, and customers may be unwilling to pay prices sufficient to offset development and operating costs. See also “Item 3. Key Information — D. Risk Factors — Use of generative AI tools may require additional investment and costs, and pose unique risks to our business and could subject us to legal liability” and “Item 4. Information on the Company – B. Business Overview -Recent Development.”.

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

As of the date of this Report, we have registered 66 software copyrights in the PRC, 44 domain names in the PRC, and nine and three trademarks in the PRC and U.S., respectively. We regard the software copyrights, trademarks, domain names, and similar intellectual property as important to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-disclosure agreements to protect the proprietary rights. For details, please see “Item 4—Information on the Company—B. Business Overview—Intellectual Property.”

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

We may acquire businesses, technologies, services, or products that are complementary to our existing game publishing businesses. Future acquisitions may expose us to potential risks, including risks associated with the integration of new operations, services, and personnel, the diversion of resources from our existing businesses, failure to achieve expected growth by the acquired businesses, and the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, or the potential loss of or harm to relationships with both employees and customers resulting from their integration of new businesses.

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

Our business may be negatively impacted by the fear of, exposure to, or actual effects of, a disease outbreak, epidemic, pandemic, or similar widespread public health concern, including travel restrictions or recommendations or mandates from governmental authorities as a result of such pandemic, the threat of the virus, or the emergence of any variants. The extent to which such disease outbreak or natural diseases may impact us is highly uncertain and cannot be predicted, including the duration, severity, and recurrence of any such disease outbreak, the effectiveness of mitigation strategies, and third-party or governmental actions taken to contain its spread and mitigate its public health effects. Any of these factors may materially and adversely affect our business, financial condition, and results of operations.

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

We may from time to time receive negative publicity about us, the management, or the business. Certain of such negative publicity may be the result of malicious harassment or unfair competitions by third parties. We may even be subject to government or regulatory investigation (including those relating to game content alleged to be illegal) as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to defend ourselves against such third-party conduct, and we may not be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Harm to our reputation and confidence of players in our mobile games can also arise for other reasons, including misconduct of our employees or any third-party business partners with whom we conduct business. Our reputation may be materially and adversely affected as a result of any negative publicity, which in turn may cause us to lose market share, game players, cooperative development teams, and other business partnerships.

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

Our success also depends, to a large extent, on the efforts of our key personnel, including Mr. Feng Xie, our founder and director, senior management, and other key employees who have valuable experience, knowledge, and connection in the mobile gaming industry. We do not carry, and do not intend to procure, key person insurance on any member of the senior management team. There is no assurance that these key personnel will not voluntarily terminate their employment with us. The loss of any of key personnel could be detrimental to ongoing operations. Our success will also depend on an ability to attract and retain qualified personnel to manage our existing operations as well as the future growth. We may not be able to successfully attract, recruit, or retain key personnel, and this could adversely impact the financial condition, operating results, and business prospects.

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

As of the date of this Report, we do not maintain general public liability insurance, nor do we maintain directors and officers liability insurance, group comprehensive life insurance for employees, property insurance, or business disruption insurance. Neither do we maintain cyber-security insurance or insurance against breaches or loss of data or personal private information of users of our games. As a result, we do not have any insurance coverage that would compensate us if a public or private claim is brought against us claiming a failure to adequately protect privacy and data. The absence of insurance protection places us at risk of incurring substantial costs and expenses for repair, recovery, and potential legal liabilities in the event of unforeseen events. If we incur any loss that is not covered by insurance policies, or if the compensated amount is significantly less than the actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

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

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law” (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three business days following their submission of initial public offerings or listing applications. The issuer, after offering or listing overseas, will be under an obligation to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer. The CSRC also requires that, any post-listing follow-on offering by an issuer in the same overseas market where it has previously offered and listed securities, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering, and if the subsequent offering is conducted in other overseas markets, it shall be filed with the CSRC within three business days after the applications for such offerings are submitted. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. Except for the requirement for such CSRC filing under the Trial Measures, which has already been obtained on November 21, 2024 in connection with our business combination and listing, as of the date of this Report, neither we nor our PRC Subsidiaries have received any inquiry, notice, warning, or sanction regarding our overseas listing from any other PRC governmental authorities.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009 (the Revised Provisions”). The Revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and became effective on March 31, 2023 together with the Trial Measures. One of the major revisions to the Revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The Revised Provisions require that, among other things, (i) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (ii) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by PRC domestic companies to comply with the above confidentiality and archives administration requirements under the Revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

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

Relevant PRC laws and regulations permit our PRC Subsidiaries to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, each of our PRC Subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The companies in the PRC are also required to further set aside a portion of their after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. Furthermore, in order for us to pay dividends to our shareholders, we will rely on payments made from Shanghai Kuangre (as defined below), Chongqing Haohan (as defined below), and Gamepromo (as defined below) as dividends from these subsidiaries and the distribution of such payments to Gamehaus BVI (as defined below) as dividends from Gamehaus HK (as defined below), and then the distribution of such payments to our company as dividends from Gamehaus BVI. If Shanghai Kuangre, Chongqing Haohan, Gamepromo, or their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

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

A PRC resident enterprise for PRC enterprise income tax purpose will be subject to the uniform 25% enterprise income tax on worldwide income. In addition, it will also be subject to PRC enterprise income tax reporting obligations. If we are deemed to be resident enterprise in the PRC, dividends payable by us to our investors and gains on the sale of our shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Class A Ordinary Shares. Although up to the date of this Report, we have not been notified or informed by the PRC tax authorities that we have been deemed to be resident enterprises for the purpose of the EIT Law, there is no assurance that we or our PRC Subsidiaries will not be deemed to be resident enterprises in the future.

Chinese regulatory authorities could disallow our holding company structure, which may result in a material change in its operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

As of the date of this Report, we indirectly hold the equity of our PRC Subsidiaries through Gamehaus HK. Under the Special Administrative Measures for Access of Foreign Investments (the “Negative List”) implemented by the PRC government, foreign investors shall not invest in any forbidden fields stipulated in the Negative List and shall meet the conditions stipulated in the Negative List before investing in any restricted fields. As of the date of this Report, since we distribute mobile games created by our developer partners across the countries and territories outside mainland China and our PRC Subsidiaries do not distribute mobile games in mainland China, our current services and operations in China are unlikely to be restricted or prohibited by the Negative List. If the business of our PRC Subsidiaries is deemed as a restricted or prohibited business based on the Negative List, our corporate structure may be considered illegal and required to be restructured by the Chinese government, which may adversely affect our operations and the value of our securities.

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

Since we distribute mobile games created by our developer partners across the countries and territories outside mainland China and our PRC Subsidiaries do not distribute mobile games in mainland China, we believe that our current services and operations in China are unlikely to be restricted or prohibited by the Foreign Investment Law. However, it is not known whether any additional laws or regulations promulgated pursuant to the Foreign Investment Law and the Implementation Regulations will have a material adverse effect on our business, financial condition, and results of operations.

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

Gamehaus Holdings Inc. is a Cayman Islands holding company and our operations are conducted through our operating subsidiaries. The ability of our operating subsidiaries to make dividend and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations.

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

U.S. public companies that have a substantial majority of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S.-listed Chinese companies sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits, trading suspensions and other SEC enforcement actions, and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of our Class A Ordinary Shares. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time-consuming and could distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Class A Ordinary Shares.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of the Business Combination to make loans or additional capital contributions to our PRC Subsidiaries, which could adversely affect their liquidity and their ability to fund and expand their business.

Gamehaus Holdings Inc. is an offshore holding company with some of its operations conducted in China. We may make loans to our PRC Subsidiaries subject to the approval, registration, and filing with governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to PRC Subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to foreign exchange loan registrations with the National Development and Reform Commission, or the NDRC, and SAFE or its local branches. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

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

Our subsidiaries incorporated in Hong Kong (the “Hong Kong subsidiaries”), including Gamehaus HK, Gamepromo, and Dataverse, operate in Hong Kong and are thus subject to laws and regulations in Hong Kong in respect of data privacy, data security, and data protection. The main legislation in Hong Kong concerning data security is the PDPO, which regulates the collection, usage, storage, and transfer of personal data and imposes a statutory duty on data users to comply with the six data protection principles contained therein. Pursuant to section 33 of the PDPO, the PDPO is applicable to the collection and processing of personal data if such activities take place in Hong Kong, or if the personal data is collected by a data user whose principal place of business is in Hong Kong. As of the date of this Report, we believe that our Hong Kong subsidiaries have complied with the laws and requirements in respect of data security in Hong Kong, and that (i) neither our directors nor the Hong Kong subsidiaries has been involved in any litigation or regulatory action relating to breach of the PDPO; and (ii) neither our directors nor the Hong Kong subsidiariesis aware of any non-compliance incidents relating to breach of the PDPO since the date of incorporation of our Hong Kong subsidiaries. Since the majority of our users are located in Europe and North America and the majority of our revenue was derived from European and North American markets, and since our Hong Kong subsidiaries do not directly engage in data collection or processing activities in Hong Kong, we believe that the incumbent data security statutory requirements under Hong Kong laws do not materially affect our business. However, the laws on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to consequences, including, but not limited to, government enforcement actions and investigations, fines, penalties, and suspension or disruption of our business operations.

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

Risks Relating to Our Class A Ordinary Shares and the Trading Market

As a public company, we incur significant legal, accounting, and other expenses.

As a public company, we incur significant legal, accounting, and other expenses, including costs associated with public company reporting requirements and costs associated with complying with the laws, regulations and requirements of the SEC, the Nasdaq, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform Act. The expenses incurred by public companies generally for reporting and corporate governance purposes may further increase, under which case, we may incur further increase legal and financial compliance costs and undergo some more time-consuming and costly activities, although we are currently unable to estimate these costs with any degree of certainty. We may need to hire more employees or engage outside consultants to comply with these requirements in the future, which may increase our costs and expenses. These laws and regulations could make it more difficult or costly for us to obtain certain types of insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A Ordinary Shares, fines, sanctions, and other regulatory action and potentially civil litigation.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

In preparing our consolidated financial statements as of and for the fiscal years ended June 30, 2026, 2025, and 2024, several material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies, were identified. The material weaknesses identified included (i) a lack of sufficient skilled staff with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as a lack of formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; and (ii) a lack of internal audit function to establish formal risk assessment process and internal control framework. To remedy the identified material weaknesses, we have adopted and will adopt further measures to improve our internal control over financial reporting. We have implemented, and plans to continue to develop, a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work control in place. We have recruited staff with knowledge of U.S. GAAP and SEC regulations in our finance and accounting department. We have also supplemented and enhanced internal training and development programs for financial reporting personnel as well as appointing independent directors, establishing an audit committee, and strengthening corporate governance. Additionally, when entering into complex transactions, we will utilize a third-party consultant for accounting services as additional resources. However, we cannot assure you that these measures may fully address the material weaknesses and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

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

The price of our Class A Ordinary Shares may fluctuate significantly. An active trading market for our securities may never develop or, if developed, it may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our Class A Ordinary Shares become delisted from Nasdaq or if our Class A Ordinary Shares are not listed on Nasdaq, the liquidity and price of our securities may be more limited than if we were listed on Nasdaq or another national securities exchange. The lack of an active market may impair your ability to sell your Class A Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling securities and may impair our ability to acquire other businesses or technologies using our shares as consideration, which, in turn, could materially adversely affect our business.

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

On July 10, 2026, we received a notification letter from the Nasdaq notifying us that we had not been in compliance with the minimum bid price requirement set forth under Rule 5550(a)(2) of the Listing Rules of the Nasdaq because the closing bid price of our Class A Ordinary Shares was below US$1.00 per share for a period of 30 consecutive business days. We were granted a 180-calendar day compliance period, or until January 6, 2027, to regain compliance with the minimum bid price requirement. We intend to monitor the closing bid price of our Class A Ordinary Shares and will consider implementing available options to regain compliance with the Nasdaq minimum bid price requirement, including a reverse stock split. See “Item 4. Information on the Company — A. History and Development of the Company.”

There can be no assurance that we will be able to maintain the listing standards of that exchange, which includes requirements that we maintain our shareholders’ equity, total value of shares held by unaffiliated stockholders, bid price and market capitalization above certain specified levels. If we fail to comply with the minimum bid price requirement or conform to other Nasdaq continued listing requirements on an ongoing basis, our Class A Ordinary Shares might cease to trade on Nasdaq, and may move to the OTC Markets. These quotation services are generally considered to be markets that are less efficient and that provide less liquidity in the shares than Nasdaq.

If securities or industry analysts publish reports that are interpreted negatively by the investment community or publish negative research reports about our business, our share price and trading volume could decline.

The trading market for our Class A Ordinary Shares depends, to some extent, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts or the information contained in their reports. If one or more analysts publish research reports that are interpreted negatively by the investment community, or have a negative tone regarding our business, financial condition or results of operations, industry or end-markets, the price of our Class A Ordinary Shares could decline. In addition, if a majority of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

The issuance of additional Class A Ordinary Shares in connection with future financings, acquisitions, investments, the Incentive Plan, or otherwise will dilute all other shareholders.

We expect to issue additional shares in the future that will result in dilution to all other shareholders. We expect to grant equity awards to employees, directors, and consultants under our 2023 Equity Incentive Plan. We may also raise capital through equity financings in the future. As part of its business strategy, we may acquire or make investments in complementary companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional shares may cause shareholders to experience significant dilution of their ownership interests and the per share value of our Class A Ordinary Shares to decline.

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

Furthermore, even after we no longer qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies. See “—As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.”

As a result, our shareholders may not have access to certain information they deem important. We cannot predict if investors will find our Class A Ordinary Shares less attractive due to our reliance on these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market and share price for our Class A Ordinary Shares may be more volatile.

As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

We are considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act, although we may elect to file certain periodic reports and financial statements with the SEC on a voluntary basis on the forms used by U.S. domestic issuers. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our principal shareholders who are not directors nor officers are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities.

In addition, as a “foreign private issuer,” we are permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply. See “Item 16G. Corporate Governance” for the home-country corporate governance practices we currently intend to follow. With respect to the Nasdaq corporate governance requirements that we do follow, we cannot give any assurances that we will continue to follow such requirements in the future, and may in the future, rely on available Nasdaq exemptions that would allow us to follow our home country practice. Such Cayman Islands home country practices may afford less protection to holders of our Class A Ordinary Shares.

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

As of the date of this Report, Mr. Feng Xie, our Chairman of Board of Directors, beneficially owns more than 50% of the voting power represented by our issued and outstanding ordinary shares. As a result, we are a “controlled company” within the meaning of applicable Nasdaq listing rules. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (i) that a majority of the board of directors consist of independent directors, (ii) that the board of directors has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (iii) that the board of directors has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We currently do not intend to utilize any of these exemptions. To the extent we decide to rely on the exemptions during the period we remain a controlled company, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

The dual-class structure of our Ordinary Shares has the effect of concentrating voting control with our Chairman of Board of Directors, and his interests may not be aligned with the interests of our other shareholders.

We have a dual-class voting structure consisting of our Class A and Class B Ordinary Shares. Under this structure, holders of our Class A Ordinary Shares are entitled to one vote per share, and holders of our Class B Ordinary Shares are entitled to 50 votes per share, which may cause the holders of our Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. As of the date of this Report, Mr. Feng Xie, our Chairman of Board of Directors, beneficially owns 7,799,057 Class B Ordinary Shares, or 100% of our issued Class B Ordinary Shares, representing approximately 90.51% of the voting rights in our company. As a result, Mr. Xie, as the controlling shareholder, has substantial influence over our business, including decisions regarding mergers, consolidations, and the sale of all or substantially all of its assets, election of directors, and other significant corporate actions. Mr. Xie, in his capacity as a shareholder of our company, may take actions that are not in the best interests of our company or our other shareholders. These corporate actions may be taken even if they are opposed by other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of transactions that shareholders may consider favorable, including ones in which shareholders might otherwise receive a premium for their shares. Future issuances of our Class B Ordinary Shares may also be dilutive to the holders of our Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

Our dual-class capital structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

We cannot predict whether our dual-class capital structure will result in a lower or more volatile market price of our Class A Ordinary Shares, adverse publicity, or other adverse consequences. Certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. Our dual-class capital structure might make our Class A Ordinary Shares ineligible for inclusion in any of these indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that track these indices may precluded investment in our Class A Ordinary Shares. It is unclear what effect, if any, these policies will have on the valuations of publicly-traded companies that are excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class capital structure of our Ordinary Shares, our Class A Ordinary Shares will likely be excluded from certain indices. Exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price and liquidity of our Class A Ordinary Shares could be materially adversely affected.

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

Our corporate affairs are governed by the Second Amended and Restated Memorandum and Articles of Association, the Cayman Companies Act (as the same may be supplemented or amended from time to time), and the common law of the Cayman Islands. We will also be subject to the federal securities laws of the United States. The rights of our shareholders to take action against the directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less prescriptive body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

A non-U.S. corporation, such as our company, will generally be classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes, for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and our goodwill and other unbooked intangibles are generally taken into account when determining the value of its assets.

Based upon our current and projected income and assets and the market price of our Class A ordinary shares, we do not believe that we were a PFIC for the fiscal year ended June 30, 2026 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of the Class A ordinary shares may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Class A ordinary shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — U.S. Federal Income Tax Considerations”) holds our ordinary shares, the PFIC tax rules discussed under “Item 10. Additional Information — E. Taxation — U.S. Federal Income Tax Considerations—PFIC Rules” will generally apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes a “mark-to-market” election, will apply in future years even if we cease to be a PFIC.

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

We subsequently underwent a series of restructuring transactions, which primarily included:

●	On December 2, 2020, Gamehaus Inc. was incorporated under the laws of the Cayman Islands;

●	On December 9, 2020, Gamehaus Inc. incorporated Gamehaus BVI;

●	On January 7, 2021, Gamehaus Inc. incorporated Gamehaus HK as a wholly owned subsidiary of Gamehaus BVI;

●	On March 4, 2021, Gamehaus Inc. incorporated Chongqing Haohan as a wholly owned subsidiary of Gamehaus HK;

●	On April 8, 2021, Gamehaus Inc. incorporated Beijing Haoyou Network Technology Co., Ltd. (“Beijing Haoyou”) pursuant to PRC laws as a wholly owned subsidiary of Chongqing Haohan;

●	On October 29, 2021 and July 1, 2022, Gamehaus HK acquired an aggregate of 35.89% of the equity interests in Shanghai Kuangre from seven shareholders of Shanghai Kuangre for a total consideration of RMB142,325,400. On May 31, 2023, Gamehaus HK acquired an aggregate of RMB109,560,000 worth of paid-up registered capital in Shanghai Kuangre, which was converted from the capital reserved and resolved by the shareholders’ meeting. On October 16, 2023, Gamehaus HK completed the procedure of decreasing its subscribed capital in Shanghai Kuangre, and owed approximately 76.77% of the equity interests in Shanghai Kuangre. In February 2024, Gamehaus HK entered into share transfer agreements with Mr. Feng Xie and other minority shareholders to acquire the remaining approximately 23.23% of the equity interests in Shanghai Kuangre. As a result, Shanghai Kuangre became a wholly-owned subsidiary of Gamehaus HK;

●	On May 25, 2022, Gamehaus Inc. incorporated Gamehaus SG as its wholly owned subsidiary;

●	On September 30, 2022, Gamehaus incorporated Shanghai Haoyu Network Technology Co., Ltd. (“Shanghai Haoyu”) pursuant to PRC laws as a wholly owned subsidiary of Gamehaus SG;

●	On May 17, 2021, Gamehaus incorporated Gamepromo as a wholly owned subsidiary of Gamehaus HK; and

●	On August 15, 2022, Chongqing Haohan acquired an aggregate of 70% of the equity interests in Chongqing Fanfengjian Network Technology Co., Ltd. (“Chongqing Fanfengjian”), a limited liability company incorporated under the laws of the PRC through a share issuance on April 16, 2021, for a total consideration of RMB8,000,000. Chongqing Fanfengjian holds 100% of the equity interests in Shanghai Fanfengjian Network Technology Co., Ltd. (“Shanghai Fanfengjian”), which is a limited liability company incorporated pursuant to PRC laws on November 19, 2021.

●	On April 17, 2024, Chongqing Haohan formed a wholly owned subsidiary, Xi’an Ruojintang Technology Co., Ltd. (“Xi’an Ruojintang”), a limited liability company established under the laws of the PRC.

●	On August 6, 2025, Chongqing Haohan acquired an aggregate of 51% of the equity interests in Guangzhou Octopus Cat Network Technology Co., Ltd., a limited liability company incorporated under the laws of the PRC.

Gamehaus Holdings Inc. is our holding company incorporated under the laws of the Cayman Islands on July 20, 2023, solely for the purpose of effectuating the Business Combination. It owns no material assets and does not operate any business. We conduct our operations through the operating subsidiaries in the PRC and Singapore. Our principal executive office is located at 19th Floor, Shanghai Technology Investment Building, No. 1699 Zhongke Road, Pudong New District, Shanghai, the PRC, and our telephone number is +86-021-68815668.

On January 24, 2025, we consummated the Business Combination pursuant to the terms of the Business Combination Agreement. On January 27, 2025, our Class A Ordinary Shares commenced trading on Nasdaq, under the symbol “GMHS.”

The following diagram illustrates our corporate structure as of the date of this Report:

On July 10, 2026, we separately held an extraordinary general meeting of holders of Class A Ordinary Shares (the “Class A EGM”) and an extraordinary general meeting of shareholders (the “EGM”). Respective shareholders entitled to vote at the Class A EGM and the EGM approved, among other things, (i) the increase in the number of votes attached to each Class B Ordinary Share from fifteen (15) votes per share to fifty (50) votes per share (the “Voting Rights Variation”); and (ii) the adoption of our Second Amended and Restated Memorandum and Articles of Association to reflect the Voting Rights Variation.

On July 10, 2026, we received a notification letter (the “Notice”) from the Listing Qualifications Department of the Nasdaq, notifying us that the closing bid price of our Class A Ordinary Shares had been below the minimum bid price of US$1.00 per share for 30 consecutive business days, as required under Nasdaq Listing Rule 5550(a)(2). The Notice has no immediate effect on the listing or trading of our Class A ordinary shares on the Nasdaq Capital Market. We were granted an initial 180-calendar day compliance period, or until January 6, 2027, to regain compliance with the minimum bid price requirement. We expect to regain compliance if our Class A ordinary shares have a closing bid price of at least US$1.00 per share for a minimum of 10 consecutive business days, subject to the receipt of the Nasdaq’s written confirmation of compliance. If we do not regain compliance by January 6, 2027, we may be eligible for an additional 180-calendar day compliance period, provided that we meet the continued listing requirements for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of our intention to cure the deficiency during the second compliance period. We will consider all available options to regain compliance with the Nasdaq minimum bid price requirement.

B. Business Overview

We are a technology-driven mobile game publishing company dedicated to nurturing partnerships with and amplifying the success of small- and medium-sized game developers. With the data-driven commercialization support and optimized game distribution solutions, we help small- and medium-sized game developers stay competitive in the global gaming market.

As a game publisher targeting the global market, we distribute mobile games created by our developer partners across a wide range of gaming markets worldwide, including in countries such as the U.S., the U.K., Australia, Germany, France, Canada, Brazil, Japan, and India, among others. As of the date of this Report, we have built a diverse game portfolio across multiple genres, including social casino, match, simulation, RPG, puzzle, and bingo. See “—Game Genres and Portfolio.” Our most popular game category is social casino, and the majority of the users for this genre are located in Europe and North America. As a result, more than 75% of our revenue for the fiscal years ended June 30, 2024, 2025 and 2026 was derived from the European and North American markets. As of June 30, 2026, we have published approximately 110 mobile games and have achieved over 200 million cumulative downloads.

We operate as a game publishing company, but our role extends beyond that. As we understand the challenges faced by small- and medium-sized game developers, who typically lack commercialization capabilities and face intense competition from large game developers in the mobile gaming industry with channel and resource advantages, we have developed a symbiotic relationship with small- and medium-sized game developers to drive mutual growth and success. Specifically, by leveraging our extensive experience in the mobile gaming industry, technological advantages, and data-driven insights into game content production and distribution, we offer a comprehensive package of services covering all aspects of the game life cycle, including (i) game development, (ii) screening and pre-publication testing, (iii) user acquisition, and (iv) monetization. See “—Services.” Our proven and scalable growth model allows us to remain an asset-light company while fostering partnerships with game developers by selecting games that are most likely to succeed and distribute these games through the most appropriate distribution channels, so as to maximize the ROI in game promotion and marketing. As of the date of this Report, we have worked with over 70 developer partners, the majority of which were located in the PRC.

Our revenue for the fiscal year ended June 30, 2026 was US$104.7 million, with net cash flows generated from operating activities of US$6.0 million, compared to revenues of US$118.0 million and net cash flows generated from operating activities of US$2.2 million for the fiscal year ended June 30, 2025, and US$145.2 million of revenue and US$4.5 million of net cash flows generated from operating activities for the fiscal year ended June 30, 2024. We had net income of US$3.9 million, US$3.8 million and US$8.6 million for the fiscal years ended June 30, 2026, 2025 and 2024, respectively.

Business Model

We currently derive all of our revenue from the games we publish. We and the developer partners typically have a tiered income-sharing or profit-sharing arrangement based on the total profits generated by the games. The role we play, however, goes beyond publishing—we also provide comprehensive support services, including game content development, screening and pre-publication testing, user acquisition, and effective monetization strategies, in order to maximize profitability opportunities for each game we publish and extend its shelf life. All of the mobile games we published are free to download, and we generate revenue primarily from the following three sources:

●	In-App Purchases (“IAP”). Users can purchase in-game currencies, such as coins and diamonds, that can be used to purchase virtual goods or items within the games. Users can purchase in-game items that enhance various game attributes or accelerate progress in order to enhance their gaming experience. Virtual goods can broadly be divided into consumable and durable items. Consumable virtual items can be consumed by specific player actions, whereas durable virtual items provide players with long-term accessibility and the ability to exchange or utilize them for acquiring various in-game items or advancing to higher levels. During the fiscal years ended June 30, 2026, 2025 and 2024, approximately 90.2%, 90.1%, and 90.6% of the total revenue generated from the mobile games we published was attributed to IAP, respectively.

●	In-App Advertising (“IAA”). Apart from in-app purchases, we also monetize our games through in-app advertising, which allows users to obtain extra in-game currencies or game attempts by watching advertisements. In-game advertising offers a means of monetizing users who do not engage in in-game purchases. During the fiscal years ended June 30, 2026, 2025 and 2024, approximately 9.8%, 9.9% and 9.4% of the total revenue generated from the mobile games we published was attributed to IAA, respectively.

●	Subscription. Subscriptions allow users in certain mobile games to gain long-term benefits, such as daily sign-on bonuses, extra coins, and extra game chances and game task rewards, by subscribing and making automatic payments on a weekly, monthly or yearly basis. The subscription revenue accounted for less than one percent of the total revenue derived from the mobile games we published during the fiscal years ended June 30, 2026, 2025 and 2024.

In August 2026, we announced a shift in our strategic focus toward AI-generated content, under which we will progressively optimize our third-party publishing business in the casual genre, and will direct our resources toward the development and distribution of AI-generated content. The strategic shift reflects both our assessment of the casual publishing market and our view of the opportunity presented by AIGC technologies. User acquisition economics in the casual genre have become increasingly challenging due to the contraction of addressable audiences in mature markets, reduced attribution and targeting signals available to advertisers, and sustained competition for paid media inventory. At the same time, AIGC technologies are reshaping content creation by shortening development cycles, lowering the marginal cost of content production and iteration, and broadening the pool of participants capable of producing content. As of the date of this Report, we have started to manage our existing portfolio of casual and social casino titles with a focus on cash flow generation and profitability. User acquisition spending and operating expenditures are being allocated based on expected return on investment rather than the size of the installed user base. See “Item 4. Information on the Company – B. Business Overview -Recent Development.”

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

Game Genres and Portfolio

As of June 30, 2026, we had published over 110 mobile games in diverse gaming markets worldwide since our incorporation, including countries such as the U.S., the U.K., Australia, Germany, France, Canada, Brazil, and India, among others, and had achieved over 200 million cumulative downloads. During the fiscal years ended June 30, 2026, 2025 and 2024, we had 43, 34 and 32 published mobile games in operation, respectively. Benefitting from the relationships with over 200 Chinese game development teams, we have been able to acquire a diverse portfolio of games, rather than being limited to a single or few categories. As of June 30, 2026, we have developed a diverse game matrix across multiple genres, including social casino, match, simulation, RPG, puzzle, and bingo. The following summarizes a few representative mobile games we have published.

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

Suppliers

Our suppliers primarily include (i) third-party digital marketing service providers/platforms, with whom we collaborate to advertise game apps through their own or cooperative ad distribution channels, and (ii) third-party advertising analytics companies that help analyze the impact and effectiveness of marketing channels. As of June 30, 2026, we had two significant suppliers, Sinointeractive Digital Marketing Co., Ltd. (“Sinointeractive”) and Batata Company Limited, which accounted for 17.9% and 13.5% of our total accounts payable balance, respectively. As of June 30, 2025, we had two significant suppliers, AppLovin and Sinointeractive, which accounted for 19.7% and 15.1% of our total accounts payable balance, respectively. As of June 30, 2024, we had three significant suppliers, Sinointeractive, Moloco and AppLovin, which accounted for 11.7%, 10.7%, and 10.2% of our total accounts payable balance, respectively. No other suppliers accounted for more than 10% of our accounts payable as of June 30, 2026, 2025 and 2024.

Customers

Our customers are the game players of the mobile games published by us. Our customers are located in more than 100 countries across the world, including countries such as the U.S., the U.K., Australia, Germany, France, Canada, Brazil, Japan, and India, among others. For the fiscal years ended June 30, 2026, 2025 and 2024, approximately 62.2%, 62.8% and 64.2% of our revenue were derived from our customers located in the U.S., respectively, and approximately 17.0%, 15.6% and 14.7% of our revenue were derived from our customers located in the Europe for the respective fiscal years. No single customer contributed for 10% or more of our total revenue for the fiscal years ended June 30, 2026, 2025 and 2024.

App Distribution Platforms

We rely on third-party app distribution platforms, including Apple App Store and Google Play Store, to distribute our mobile games and collect payments. Game players can discover, access, and download the games we publish through these platforms located in more than 100 countries across the world, including countries such as the U.S., the U.K., Australia, Germany, France, Canada, Brazil, Japan, and India, among others. Our mobile gaming offering is split between two operating systems: (i) Apple iOS, with games distributed in the Apple App Store, and (ii) Google Android, with games distributed primarily in Google Play. We work with third-party digital marketing service providers to promote our game products through the service providers’ advertising network to drive players to app distribution platforms to download the games they are interested in. Players can also discover games within the app distribution platforms by searching games using the built-in search tools, browsing the top charts, trending downloads, and various other category lists, and by using other marketplace features. A significant portion of our revenue has been generated from our customers (namely, game players) who accessed our games through these platforms. As of June 30, 2026, 2025 and 2024, Apple App Store and Google Play accounted for approximately 50.2% and 21.2%, 61% and 24%, and 63% and 22%, respectively, of our total accounts receivable balance.

In addition to serving as distribution platforms, the app distribution platforms offer integrated payment systems that allow users to make recurring in-game purchases, using a reliable trusted infrastructure. As of the date of this Report, the app distribution platforms charge commissions which vary by platform and by country. Our platform commissions were approximately 30% of revenue earned through in-app purchases for the fiscal years ended June 30, 2026, 2025 and 2024. See “Item 3.D—Risk Factors—Risks Relating to Our Business—We rely on third party platforms to distribute our mobile games and collect payments, including, in particular, Apple App Store, Google Play and Appcharge. If we were denied access to these platforms or if the terms of our revenue-sharing arrangements or other material aspects of the arrangements with these platforms were to change materially and adversely, our mobile games business would be adversely affected, and such change could materially and adversely affect our business, financial condition and results of operation” and “Item 3.D—Risk Factors—Risks Relating to Our Business—Non-compliance with rules, policies, and guidance established by app distribution platforms, either by us or third parties, including our game developer partners, could result in potential penalties and disruptions in their business, which may adversely affect our results of operations and financial performance.”

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

As of the date of this Report, we have registered:

●	nine trademarks in the PRC and three trademarks in the U.S.;

●	44 domain names in the PRC;

●	66 software copyrights in the PRC.

As of the date of this Report, we have one pending trademark applications in the U.S.

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

As of June 30, 2026, approximately 29.2% of our employees were employed in research and development. Our research and development expenses were approximately US$ 6.3 million, US$5.7 million and US$4.8 million during the fiscal years ended June 30, 2026, 2025 and 2024, respectively.

Recent Development

In August 2026, we announced a shift in our strategic focus toward AIGC. Under the new strategy, we will progressively optimize our third-party publishing business in casual genre, in particular in the social casino category, and will direct our resources toward the development and distribution of AI-generated content.

The strategic shift reflects both our assessment of the casual publishing market and our view of the opportunity presented by AIGC technologies. User acquisition economics in the casual genre have become increasingly challenging due to the contraction of addressable audiences in mature markets, reduced attribution and targeting signals available to advertisers, and sustained competition for paid media inventory. At the same time, AIGC technologies are reshaping content creation by shortening development cycles, lowering the marginal cost of content production and iteration, and broadening the pool of participants capable of producing content. As of the date of this Report, we have started to manage our existing portfolio of casual and social casino titles with a focus on cash flow generation and profitability. User acquisition spending and operating expenditures are being allocated based on expected return on investment rather than the size of the installed user base.

In June 2026, we completed a minority equity investment in a promising early-stage studio focused on AI-driven game generation, whose work includes AI-assisted art, asset and level generation pipelines for casual game content. We believe investments of this nature provide strategic exposure to emerging technologies that have the potential to transform game development and content production. We intend to leverage AI-powered content pipelines of this kind, and combine them with our existing AIGC capabilities, game publishing infrastructure, user acquisition platform and live-operations expertise. Together, we believe that these capabilities support a global user base across major mobile app stores and position us to develop, launch, and operate content more efficiently while expanding the scale and diversity of experiences we can bring to market. However, we cannot assure you that our new strategic focus will be successful, as the long-term demand, adoption rates and economic sustainability of AIGC products and services remain difficult to predict. See “Item 3. Key Information — D. Risk Factors — Use of generative AI tools may require additional investment and costs, and pose unique risks to our business and could subject us to legal liability” and “Item 3. Key Information — D. Risk Factors —If we fail to manage the growth or execute the strategies and future plans effectively, we may not be able to take advantage of market opportunities or meet the demand of their customers.”

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

PRC Regulations Related to Companies and Foreign Investment

The establishment, operation, and management of corporate entities in China are governed by the PRC Company Law, which was promulgated on December 29, 1993, and last amended on December 29, 2023, and effective from July 1, 2024. Under the PRC Company Law, companies are generally classified into two categories: limited liability companies and limited companies by shares. The Company Law also applies to foreign-invested limited liability companies and companies limited by shares.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law of the PRC (the “Foreign Investment Law”), which took effect on January 1, 2020, and repealed the Sino-foreign Equity Joint Ventures Law of the PRC, the Wholly Foreign-owned Enterprise Law of the PRC, and the Sino-foreign Cooperative Joint Ventures Law of the PRC. Since then, the Foreign Investment Law has become the fundamental law regulating foreign-invested enterprises wholly or partially invested by foreign investors. According to the Foreign Investment Law and the Implementation Regulations for the Foreign Investment Law of the PRC issued by the State Council on December 26, 2019 and effective from January 1, 2020, foreign investment refers to any investment activity directly or indirectly carried out by foreign natural persons, enterprises, or other organizations (the “foreign investors”) within the territory of the PRC, including the following circumstances: (i) a foreign investor establishes a foreign-funded enterprise within the territory of the PRC, either alone or together with any other investor; (ii) a foreign investor acquires shares, equities, property shares, or any other similar rights and interests of a PRC enterprise; (iii) a foreign investor invests in any new project within the territory of the PRC, either alone or together with any other investors; or (iv) a foreign investor invests in any other way as stipulated under the laws or administrative regulations or provided by the State Council. The organization form and structure, and the operating rules of foreign-funded enterprises are subject to the provisions of the Company Law, the Partnership Enterprise Law of the PRC, and other applicable laws.

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

As of the date of this Report, we have registered 66 copyrights in the PRC. No copyright infringement claim has been filed, or, to the best of our knowledge, threatened, against us as of the date of this Report.

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

As of the date of this Report, we are the registered holder of 44 domain names for which the filing-for-record procedures have been completed in the PRC. No infringement claim has been filed, or, to the best of our knowledge, threatened, against our domain names as of the date of this Report.

PRC Regulations Related to Employment and Social Welfare

The Labor Contract Law

According to the PRC Labor Law, promulgated on July 5, 1994, and last amended on December 29, 2018, enterprises and institutions shall establish and improve their system of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety, and educate laborers in labor safety and sanitation in China. Labor safety and sanitation facilities shall comply with national standards. Enterprises and institutions shall provide laborers with safe workplace and sanitation conditions that are in compliance with state stipulations and the relevant articles of labor protection. The PRC Labor Contract Law, which was implemented on January 1, 2008, and amended on December 28, 2012, primarily governs the rights and duties of employees and employers, including the establishment, performance, and termination of labor contracts. Pursuant to the PRC Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between enterprises or institutions and the laborers. Enterprises and institutions are prohibited from forcing laborers to work beyond the stipulated work time limit, and employers shall pay laborers for overtime work in accordance with relevant laws and regulations. In addition, labor wages shall not be lower than local standards on minimum wages and shall be paid to laborers in a timely manner.

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

In accordance with the Regulations on the Management of Housing Provident Funds, which was promulgated by the State Council on April 3, 1999 and last amended on August 10, 2026, enterprises must register at the competent managing center for housing provident funds and upon the examination by such managing center of housing provident funds, these enterprises are required to complete procedures for opening an account at the relevant bank for the deposit of employees’ housing provident funds. Enterprises are also required to pay and deposit housing provident funds on behalf of their employees in full and in a timely manner.

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

According to the EIT Law and the Implementation Regulations for EIT Law, dividends, premium, and other gains from equity investments between the qualified resident enterprises shall be tax-exempted. The tax rate for each PRC Subsidiary under the EIT Law and the Implementation Regulations for EIT Law for the last three completed fiscal years are listed below:

	Enterprise Income Tax Rate
Subsidiary	Fiscal Year Ended June 30, 2026	Fiscal Year Ended June 30, 2025	Fiscal Year Ended June 30, 2024
Shanghai Kuangre	25%	25%	15%
Chongqing Haohan	15%	15%	15%
Beijing Haoyou	25%	25%	25%
Shanghai Haoyu	25%	25%	25%
Chongqing Fanfengjian	15%	15%	15%
Shanghai Fanfengjian	25%	25%	25%

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

Insurance

As of the date of this Report, we do not maintain general public liability insurance, directors and officers liability insurance, group comprehensive life insurance for employees, property insurance, business disruption insurance, cyber-security insurance or insurance against breaches or loss of data or personal private information of users of their games.

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

D. Property, Plants and Equipment

Our principal executive offices are located at 19th Floor, Shanghai Technology Investment Building, No. 1699 Zhongke Road, Pudong New District, Shanghai, the PRC. We lease office space under lease agreements with independent third parties. As of June 30, 2026, we leased an aggregate of approximately 36,931 square feet of office space in PRC, with lease terms that typically last for one year or two years.

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

Key Components of Financial Results

Revenue

We primarily generate our revenue from the sale of virtual items associated with mobile games. We also generate a portion of revenue from advertisements within mobile games. The following table presents the breakdown of our total revenue, both in absolute amount and as a percentage of our total revenue, for the fiscal years indicated.

	For the Fiscal Year Ended June 30,
	2026	%	2025	%	2024	%
Revenue from In-app purchases	$94,424,013	90.2%	$106,343,226	90.1%	$131,638,895	90.6%
Revenue from advertisements	10,227,577	9.8%	11,705,656	9.9%	13,597,854	9.4%
Total revenue	$104,651,590	100.0%	$118,048,882	100.0%	$145,236,749	100.0%

We distribute our games to game players/users through various mobile platforms, such as Apple App Store, Google Play, Amazon, and other mobile platforms. Through these platforms, users can download our free-to-play games and purchase virtual items to enhance their game-playing experience. Players can purchase virtual items through various widely accepted payment methods offered in the games. The games are distributed on various third-party platforms for which the platform providers collect proceeds from the game players and pay us an amount after deducting platform fees. For purchases made through such third-party platforms, the company is primarily responsible for fulfilling the virtual items, has control over the content and functionality of games, and has the discretion to establish the virtual items’ prices. Therefore, the company is the principal and, accordingly, revenue is recorded on a gross basis. Payment processing fees paid to platform providers are recorded within the cost of revenue.

Operating costs and expenses

The following table sets forth our operating costs and expenses, both in absolute amount and as a percentage of total operating costs and expenses, for the fiscal years indicated.

	For the Fiscal Year Ended June 30,
	2026	%	2025	%	2024	%
Cost of revenue	$49,480,191	47.9%	$55,860,712	48.7%	$70,658,025	51.7%
Research and development expenses	6,343,012	6.1%	5,694,010	5.0%	4,788,467	3.5%
Selling and marketing expenses	41,020,636	39.8%	48,393,515	42.2%	57,685,521	42.1%
General and administrative expenses	6,431,723	6.2%	4,710,537	4.1%	3,756,679	2.7%
Total operating costs and expenses	$103,275,562	100.0%	$114,658,774	100.0%	$136,888,692	100.0%

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

Performance Results of Operations

The table below shows the results of our key operating metrics for the periods indicated. Unless otherwise indicated, the operating metrics are presented in thousands, except percentages.

We measure the performance of our business using several key operating metrics, including Average DAUs, Average MAUs, Average DPUs, Average MPUs, Average RPDAU, Average MPCP, and Average DPCR. These operating metrics can help our management understand and measure the player engagement level of our players, and the size and reach of our audience.

	For the Fiscal Year Ended June 30,
(In thousands, except percentages)	2026	2025	2024
Non-financial performance metrics
Average DAUs	509	693	878
Average MAUs	3,008	3,771	4,465
Average DPUs	12	15	19
Average MPUs	117	145	175
Average RPDAU	0.547	0.463	0.459
Average MPCR	3.9%	3.9%	3.9%
Average DPCR	2.4%	2.2%	2.2%
Average 7D Retention Rate	8.7%	10.1%	10.9%

The Average DAUs decreased by 26.6%, or 184,000, to 509,000 for the fiscal year ended June 30, 2026 from 693,000 for the fiscal year ended June 30, 2025. The Average MAUs decreased by 20.2%, or 763,000, to 3,008,000 for the fiscal year ended June 30, 2026 from 3,771,000 for the fiscal year ended June 30, 2025.

The Average DAUs decreased by 21.1%, or 185,000, to 693,000 for the fiscal year ended June 30, 2025 from 878,000 for the fiscal year ended June 30, 2024. The Average MAUs decreased by 15.5%, or 694,000, to 3,771,000 for the fiscal year ended June 30, 2025 from 4,465,000 for the fiscal year ended June 30, 2024.

The Average DPUs decreased by 20.0%, or 3,000, to 12,000 for the fiscal year ended June 30, 2026 from 15,000 for the fiscal year ended June 30, 2025. The Average MPUs decreased by 19.3%, or 28,000, to 117,000 for the fiscal year ended June 30, 2026 from 145,000 for the fiscal year ended June 30, 2025.

The Average DPUs decreased by 21.1%, or 4,000, to 15,000 for the fiscal year ended June 30, 2025, from 19,000 for the fiscal year ended June 30, 2024. The Average MPUs decreased by 17.1%, or 30,000, to 145,000 for the fiscal year ended June 30, 2025, from 175,000 for the fiscal year ended June 30, 2024.

The decrease in Average DAUs, MAUs, DPUs and MPUs was primarily due to the loss of game players, as the company reduced advertising costs by 15.8%, or 7.3 million, to US$38.8 million for the fiscal year ended June 30, 2026, compared to US$46.1 million for the fiscal year ended June 30, 2025.

The decrease in Average DAUs, MAUs, DPUs and MPUs was primarily due to the loss of game players, as the company reduced advertising costs by 16.3%, or US$9.0 million, to US$46.1 million for the fiscal year ended June 30, 2025, compared to US$55.1 million for the fiscal year ended June 30, 2024.

The Average MPCR remained steady at 3.9%, for the fiscal year ended June 30, 2026, unchanged from the fiscal year ended June 30, 2025. The Average DPCR increased to 2.4% for the fiscal year ended June 30, 2026 from 2.2% for the fiscal year ended June 30, 2025. The Average RPDAU increased to 0.547 for the fiscal year ended June 30, 2026 from 0.463 for the fiscal year ended June 30, 2025. The increase of payer conversion rates and payment rates was primarily driven by our continued focus on live operations to enhance gameplay and monetization.

The Average MPCR and Average DPCR remain steady at 3.9% and 2.2%, respectively, for the fiscal year ended June 30, 2025,unchanged from the fiscal year ended June 30, 2024. The Average RPDAU increased to 0.463 for the fiscal year ended June 30, 2025, from 0.459 for the fiscal year ended June 30, 2024. The stability of payer conversion rates and payment rates, including the slight increase in Average RPDAU and the unchanged Average DPCR was primarily driven by our continued focus on live operations to enhance gameplay and monetization.

The Average 7D Retention Rate decreased by 13.5%, or 136 basis points, to 8.7% for the fiscal year ended June 30, 2026 from 10.1% for the fiscal year ended June 30, 2025. During the fiscal year ended June 30, 2026, the company adopted a more active monetization strategy, which increased the payment conversion rate and Average RPDAU. However, it had a negative impact on the initial experience of free users, causing some non-paying users to leave and consequently leading to a decrease in the D7 retention rate.

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

Fiscal Year Ended June 30, 2026 Compared to Fiscal Year Ended June 30, 2025

The following table sets forth a summary of audited consolidated results of operations for the fiscal years indicated. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Fiscal Year Ended June 30,		Change
	2026	2025	Amount	%
Revenue
Revenue from in-app purchases	$94,424,013	106,343,226	(11,919,213)	(11.2)%
Revenue from advertisements	10,227,577	11,705,656	(1,478,079)	(12.6)%
Total revenue	104,651,590	118,048,882	(13,397,292)	(11.3)%

Operating costs and expenses
Cost of revenue	(49,480,191)	(55,860,712)	6,380,521	(11.4)%
Research and development expenses	(6,343,012)	(5,694,010)	(649,002)	11.4%
Selling and marketing expenses	(41,020,636)	(48,393,515)	7,372,879	(15.2)%
General and administrative expenses	(6,431,723)	(4,710,537)	(1,721,186)	36.5%
Total operating costs and expenses	(103,275,562)	(114,658,774)	(11,383,212)	(9.9)%

Income from operations	1,376,028	3,390,108	(2,014,080)	(59.4)%

Total other income, net	2,494,557	595,295	1,899,262	319.1%

Income before income tax	3,870,585	3,985,403	(114,818)	(2.9)%
Income tax expenses	(18,540)	(165,590)	147,050	(88.8)%
Net income	3,852,045	3,819,813	32,232	0.8%
Other comprehensive income (loss)
Foreign currency translation difference	1,961,136	492,187	1,468,949	298.5%
Total comprehensive income	$5,813,181	$4,312,000	1,501,181	34.8%

Revenue

Our total revenue decreased by 11.3%, or US$13.4 million, to US$104.7 million for the fiscal year ended June 30, 2026, from US$118.0 million for the fiscal year ended June 30, 2025. In-app purchase revenue decreased by 11.2% to US$94.4 million for the fiscal year ended June 30, 2026, from US$106.3 million for the fiscal year ended June 30, 2025, while advertising revenue decreased by 12.6%, or $1.5 million to US$10.2 million for the fiscal year ended June 30, 2026, compared to US$11.7 million for the fiscal year ended June 30, 2025. The decrease was primarily driven by a strategic reduction in user acquisition spending and a deliberate adjustment of our marketing approach in response to evolving platform dynamics and competitive market conditions, which resulted in lower user acquisition levels.

As user acquisition has become increasingly challenging due to the contraction of addressable audiences in mature markets, reduced attribution and targeting signals available to advertisers, and sustained competition for paid media inventory, we recently announced a shift in our strategic focus toward AI-generated content. Under the new strategy, we will progressively optimize our third-party publishing business in casual genre, in particular in the social casino category, and will direct our resources toward the development and distribution of AI-generated content. As of the date of this Report, we have started to manage our existing portfolio of casual and social casino titles with a focus on cash flow generation and profitability. User acquisition spending and operating expenditures are being allocated based on expected return on investment rather than the size of the installed user base.

Operating costs and expenses

Operating costs and expenses decreased by 9.9%, or US$11.4 million, to US$103.3 million for the fiscal year ended June 30, 2026, from US$114.7 million for the fiscal year ended June 30, 2025.

Cost of revenue

Cost of revenue decreased by 11.4%, or US$6.4 million, to US$49.5 million for the fiscal year ended June 30, 2026, from US$55.9 million for the fiscal year ended June 30, 2025, reflecting our lower platform commission costs, as well as adjustments to developer profit-sharing arrangements as certain titles advanced through their lifecycle and generated lower levels of player activity and monetization.

Research and development expenses

Research and development expenses increased by 11.4%, or US$0.6 million, to US$6.3 million for the fiscal year ended June 30, 2026, from US$5.7 million for the fiscal year ended June 30, 2025. The increase was primarily attributable to our continued investment in game development, and related research and development initiatives.

Selling and marketing expenses

Selling and marketing expenses decreased by 15.2%, or US$7.4 million, to US$41.0 million for the fiscal year ended June 30, 2026, from US$48.4 million for the fiscal year ended June 30, 2025, primarily attributable to the reduction in advertising spend on player acquisition and retention, as we maintained a structured approach to reduce marketing investment amid uneven ad performance across major platforms, including Apple App Store and Google Play, through which we distribute games to game players or users, while continuing to optimize spend efficiency on mature titles. See “—Results of Operations—Revenue.”

General and administrative expenses

General and administrative expenses increased by 36.5%, or US$1.7 million, to US$6.4 million for the fiscal year ended June 30, 2026, from US$4.7 million for the fiscal year ended June 30, 2025. The increase was primarily due to higher personnel costs associated with the continued build-out of our public company infrastructure, including corporate governance, and investor relations functions, as well as selective hiring to strengthen management capacity and key operational roles in support of our expanding business. This increase was partially offset in the fourth quarter of the fiscal year by headcount reductions and enhanced operating efficiency resulting from the increased adoption of AI-enabled tools across our administrative functions.

Other income, net

Other income (expenses), net, is used to record our non-operating income and expenses, interest income and expenses, investment income, and other income and expenses. For the fiscal year ended June 30, 2026, we had net other income of US$2.5 million, representing an increase of US$1.9 million, compared to net other income of US$0.6 million for the fiscal year ended June 30, 2025. The increase was primarily due to $1.9 million of investment income on short-term investment.

Income tax expenses

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

Singapore

Gamehaus SG is incorporated in Singapore and is subject to Singapore Corporate Tax. Nil pretax income was generated in Singapore for the fiscal years ended June 30, 2026, 2025 and 2024.

Hong Kong

Gamehaus HK, Gamepromo, and Dataverse are companies registered in Hong Kong and subject to the following corporate income tax rate. Under Hong Kong tax law, profits arising in or derived from Hong Kong are subject to profit tax: the first HK$2 million of profits earned will be taxed at half the current rate (i.e., 8.25%), while the remaining profits will continue to be taxed at the existing 16.5%. According to the relevant provisions of the Hong Kong tax law, a HK Company is exempt from profit tax on income derived from outside Hong Kong.

PRC

Under the EIT Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Starting from the tax year ended November 28, 2024, Chongqing Haohan is qualified as a High and New Technology Enterprise (“HNTE”) and is subject to a favorable income tax rate of 15%. Chongqing Haohan ‘s HNTE certification is valid for three years starting from November 2024 and subject to renewal. In accordance with the implementation rules of the Income Tax Law of the PRC, enterprises newly established in the Western Development Zone within the scope of “preferential catalogue of income tax for key industries encouraged to develop in West area” shall be subject to a favorable income tax rate of 15% from January 1, 2021, to December 31, 2030. Chongqing Haohan and Chongqing Fanfengjian are established in the Western Development Zone and they are subject to a favorable income tax rate of 15% to December 31, 2030. Xi’an Ruojintang and Guangzhong Octopus Cat Network Technology Co., Ltd. are eligible for the preferential tax policies as small-scale taxpayers for the fiscal year ended June 30, 2026. As small-scale taxpayers, 25% of the annual taxable income of RMB 3 million or less will be included in the taxable income, and the enterprise income tax will be paid at the rate of 20%, which is essentially resulting in a favorable income tax rate of 5%. This preferential treatment is effective until December 31, 2027. Our remaining subsidiaries are subject to corporate income tax at the PRC unified rate of 25%.

For the fiscal year ended June 30, 2026, our income tax expense was US$0.02 million, compared to US$0.17 million of income tax expenses for the fiscal year ended June 30, 2025, primarily due to a greater proportion of income being generated by entities with preferential income tax rates.

Net income

As a result of the foregoing, our net income for the fiscal year ended June 30, 2026, increased by 0.8%, to US$3.9 million from US$3.8 million when compared with the fiscal year ended June 30, 2025. The increase in net income was primarily attributable to $1.9 million of investment income on short-term investment.

Net income per share

Our net income per ordinary share remained unchanged at US$0.08 for the fiscal years ended June 30, 2026 and 2025.

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

The decrease in advertising costs led to lower traffic and user acquisition volumes and impacted both revenue streams. In-app purchase revenue decreased by 19.2% to US$106.3 million for fiscal year ended June 30, 2025, from US$131.6 million for the fiscal year ended June 30, 2024, while advertising revenue was US$11.7 million for the fiscal year 2025, compared to US$13.6 million in the prior fiscal year. These declines were partially offset by enhanced in-game content and features, which contributed to sustained engagement and retention among our existing user base.

Operating costs and expenses

Operating costs and expenses decreased by 16.2%, or US$22.2 million, to US$114.7 million for the fiscal year ended June 30, 2025 from US$136.9 million for the fiscal year ended June 30, 2024.

Cost of revenue

Cost of revenue decreased by 20.9%, or US$14.8 million, to US$55.9 million for the fiscal year ended June 30, 2025, from US$70.7 million for the fiscal year ended June 30, 2024. The decrease in cost of revenue was primarily due to the decrease of US$8.3 million in platform fees, US$5.6 million decrease in profit sharing arrangement paid to the game developers, and US$1.3 million decrease in customized design fees. Specifically, the platform fees decreased by 20.3%, or US$8.3 million, to US$32.8 million for the fiscal year ended June 30, 2025, from US$41.2 million for the fiscal year ended June 30, 2024. The profit-sharing arrangements paid to game developers decreased by 22.0%, or US$5.6 million, to US$20.0 million for the fiscal year ended June 30, 2025, from US$25.7 million for the fiscal year ended June 30, 2024. The decrease in customized design fees was primarily due to our strategic reduction in spending on updates for several mature-stage. Management expects customized design expenses to fluctuate as updates to existing games continue.

Research and development expenses

Research and development expenses increased by 18.9%, or US$0.9 million, to US$5.7 million for the fiscal year ended June 30, 2025, from US$4.8 million for the fiscal year ended June 30, 2024. The increase was primarily attributable to our strategic collaboration with several game developers during the early stages of game development.

Selling and marketing expenses

Selling and marketing expenses decreased by 16.1%, or US$9.3 million, to US$48.4 million for the fiscal year ended June 30, 2025, from US$57.7 million for the fiscal year ended June 30, 2024, primarily due to the decrease of US$9.0 million in advertising costs related to marketing and player acquisition and retention, as discussed in detail above. See “—Results of Operations—Revenue.”

General and administrative expenses

General and administrative expenses increased by 25.4%, or US$0.9 million, to US$4.7 million for the fiscal year ended June 30, 2025, from US$3.8 million for the fiscal year ended June 30, 2024. The increase was mainly attributable to higher salary expenses and professional service fees, largely associated with activities related to our public listing, including enhancements to corporate governance, financial reporting, and investor relations functions.

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

Singapore

Gamehaus SG is incorporated in Singapore and is subject to Singapore Corporate Tax. Nil pretax income was generated in Singapore for the fiscal years ended June 30, 2025, and 2024.

Hong Kong

Gamehaus HK, Gamepromo, and Dataverse are companies registered in Hong Kong and subject to the following corporate income tax rate. Under Hong Kong tax law, profits arising in or derived from Hong Kong are subject to profit tax: the first HK$2 million of profits earned will be taxed at half the current rate (i.e., 8.25%), while the remaining profits will continue to be taxed at the existing 16.5%. According to the relevant provisions of the Hong Kong tax law, a HK Company is exempt from profit tax on income derived from outside Hong Kong.

PRC

Under the EIT Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Starting from the tax year ended December 23, 2021, Shanghai Kuangre is qualified as a High and New Technology Enterprise (“HNTE”) and is subject to a favorable income tax rate of 15%. Shanghai Kuangre’s HNTE certification is valid for three years starting from December 2024. Starting from the tax year ended November 28, 2024, Chongqing Haohan is qualified as a High and New Technology Enterprise (“HNTE”) and is subject to a favorable income tax rate of 15%. Chongqing Haohan ‘s HNTE certification is valid for three years starting from November 2024 and subject to renew. In accordance with the implementation rules of the Income Tax Law of the PRC, enterprises newly established in the Western Development Zone within the scope of “preferential catalogue of income tax for key industries encouraged to develop in West area” shall be subject to a favorable income tax rate of 15% from January 1, 2021 to December 31, 2030. Chongqing Haohan and Chongqing Fanfengjian are established in the Western Development Zone and they are subject to a favorable income tax rate of 15% until December 31, 2030. Our remaining subsidiaries are subject to corporate income tax at the PRC unified rate of 25%.

For the fiscal year ended June 30, 2025, income tax expense was US$0.17 million, compared to US$0.13 million of income tax expenses for the fiscal year ended June 30, 2024, primarily due to less preference income tax rate applicable to certain entities in PRC.

Net income

As a result of the foregoing, our net income for the fiscal year ended June 30, 2025, decreased by 55.5%, or US$4.8 million, to US$3.8 million from US$8.6 million when compared with the fiscal year ended June 30, 2024. The decrease in net income was primarily attributable to the decrease in revenue, which resulted from our strategically reduced advertising costs related to user acquisition, as previously discussed. However, we remain committed to our strategic focus on enhancing gameplay experiences and improving payer conversion rates, which are expected to contribute to long-term growth and profitability.

Net income per share

For the fiscal year ended June 30, 2025, the net income per ordinary share decreased to US$0.08, a decrease from net income per share of US$0.16 for the fiscal year ended June 30, 2024.

B. Liquidity and Capital Resources

In assessing our liquidity, management monitors and analyzes the cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. For the fiscal years ended June 30, 2026, 2025 and 2024, we recognized net income of approximately US$3.9 million, US$3.8 million and US$8.6 million, respectively. For the fiscal years ended June 30, 2026, 2025 and 2024, cash provided by operating activities was US$6.0 million, US$2.2 million and US$4.5 million, respectively. As of June 30, 2026 and 2025, the Company had US$17.6 million and US$15.2 million in cash and cash equivalent, respectively. The increase was primarily attributable to US$6.0 million provided from operating activities and US$0.1 million provided from financing activities, against US$4.7 million used in investing activities.

Our liquidity needs are to meet its working capital requirements, operating expenses, and capital expenditure obligations. We believe that its current cash on hand will be sufficient to meet the current and anticipated needs for general corporate purposes for at least the next 12 months from the date of this Report. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure, or similar actions. If we determine that the cash requirements exceed the amount of cash on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our current contractual obligations consist primarily of operating lease payments and the operating lease commitments for property management expenses under lease agreements. Therefore, we believe that we have sufficient cash reserves to pay short-term debts in order to maintain our liquidity.

On April 23, 2024, Shanghai Kuangre and Chongqing Haohan entered into a line of credit agreement with China Merchants Bank Co., Ltd., Shanghai Branch (“CMB”), pursuant to which CMB provided a revolving credit facility in an aggregate principal amount of RMB30 million for the period from April 28, 2024 to April 27, 2025. On July 14, 2025, the parties renewed the facility for an additional one-year term ending on July 13, 2026. As of June 30, 2026, US$764,281 was outstanding under the facility. The facility is guaranteed by Shanghai Kuangre pursuant to an irrevocable maximum amount guarantee agreement entered into among Shanghai Kuangre, Chongqing Haohan and CMB, under which Shanghai Kuangre has agreed to assume joint and several guarantee responsibilities for all debts of Chongqing Haohan under the line of credit agreement. As of the date of this Report, Shanghai Kuangre and Chongqing Haohan are in discussions with CMB regarding a further extension of the credit facility.

Cash flows for the Fiscal Years Ended June 30, 2026, 2025 and 2024

The following table presents a summary of our cash flows for the fiscal years indicated:

	For the Fiscal Year Ended June 30,
	2026	2025	2024
Net cash provided by operating activities	$5,992,291	$2,215,358	$4,462,178
Net cash used in investing activities	(4,690,750)	(2,279,711)	(407,345)
Net cash provided by (used in) financing activities	141,468	(3,714,884)	(1,200,612)
Effect of exchange rate changes on cash	892,637	193,842	(52,073)
Net change in cash and restricted cash	$2,335,646	$(3,585,395)	$2,802,148

Operating activities

Net cash provided by operating activities for the fiscal year ended June 30, 2026, was approximately US$6.0 million, which was primarily attributable to net income of approximately US$3.9 million, adjusted for non-cash items of approximately US$2.9 million and for changes in working capital of approximately negative US$0.8 million. The adjustments for changes in working capital mainly included an increase in advances to suppliers of US$1.5 million, an increase in prepaid expenses and other current assets of US$1.2 million, a decrease in contract liabilities of US$0.5 million and a decrease in operating lease liabilities of US$0.5 million, offset by a decrease in accounts receivable of US$2.9 million.

Net cash provided by operating activities for the fiscal year ended June 30, 2025, was approximately US$2.2 million, which was primarily attributable to net income of approximately US$3.8 million, adjusted for non-cash items of approximately US$1.8 million and for changes in working capital of approximately negative US$3.4 million. The adjustments for changes in working capital mainly included (i) a decrease in account payable of US$2.5 million, and (ii) an increase in prepaid expenses and other current assets of US$1.1 million, (iii) a decrease in contract liabilities of US$1.0 million, offset by (iii) a decrease in account receivable of US$0.8 million, and (iv) a decrease in advances to suppliers of US$0.4 million. The decreases were primarily due to the reduced advertising costs and the decrease in revenue.

Net cash provided by operating activities for the fiscal year ended June 30, 2024, was approximately US$4.5 million, which was primarily attributable to net income of approximately US$8.6 million, adjusted for non-cash items of approximately US$0.9 million and for changes in working capital of approximately negative US$6.3 million. The adjustments for changes in working capital mainly included (ii) a decrease in account payable of US$12.8 million, offset by (iii) a decrease in account receivable of US$5.5 million, and (iv) a decrease in advances to suppliers of US$2.1 million. The decreases were primarily due to the reduced advertising costs and the decrease in revenue. The increase in deferred offering cost was primarily due to the public listing.

Investing activities

Net cash used in investing activities was US$4.7 million for the fiscal year ended June 30, 2026, primarily attributable to US$3.7 million net purchases of trading securities, capital expenditures of US$0.8 million for leasehold improvements and computer equipment, and US$0.5 million investment in long-term investments, partially offset by $0.4 million return of capital contribution from long-term investments.

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

Financing activities

Net cash provided by financing activities was US$0.1 million for the fiscal year ended June 30, 2026, primarily attributable to $0.7 million proceeds from short-term loans, partially offset by US$0.6 million used for share repurchases.

Net cash used in financing activities was US$3.7 million for the fiscal year ended June 30, 2025, primarily attributable to US$2.5 million in payment on reverse recapitalization, US$1.1 million in payments for public listing offering costs and US$0.1 million in payment to the controlling shareholder, Feng Xie.

Net cash used in financing activities was US$1.2 million for the fiscal year ended June 30, 2024. This was primarily due to US$1.3 million in payments for public listing offering costs, partially offset by US$0.1 million in proceeds from a contribution by the controlling shareholder, Feng Xie.

Capital Expenditures

Our capital expenditures are primarily incurred for purchase of royalty rights from game developers and for expenditures on the capitalized game development associated with infrastructure and new games or significant updates to existing games. Our capital expenditures were nil, US$0.9 million and US$0.3 million for the fiscal years ended June 30, 2026, 2025 and 2024, respectively. We intend to fund our future capital expenditures with existing cash balance. We will continue to incur capital expenditures as needed to meet the expected growth of our business. We had commitments for capital expenditure totaling $1,995,508 as of June 30, 2026. These commitments were primarily related to our acquisition of royalty rights and developed games.

Lease commitments

The following table sets forth our contractual obligations as of June 30, 2026:

As of June 30, 2026
Within one year	$179,996
Two – five years	637,079
More than five years	39,622
Total	$856,697

We recorded lease costs of US$428,340, US$434,874 and US$442,119 for the fiscal years ended June 30, 2026, 2025 and 2024, respectively. Except for otherwise disclosed above, we did not have other significant commitments, long-term obligations, or guarantees as of June 30, 2026.

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

E. Critical Accounting Policies and Estimates

In preparing the company’s consolidated financial statements in conformity with U.S. GAAP, the company’s management makes estimates and assumptions that affect amounts reported in the company’s consolidated financial statements and accompanying notes. Such estimates include, but are not limited to, revenue recognition, the allowance for credit losses, realizability of deferred tax assets, estimated useful lives of fixed assets, intangible assets and operating lease right-of-use assets, and accruals for income tax uncertainties. Actual amounts may differ from these estimated amounts.

The company considers accounting estimates critical accounting policies when: (i) the estimates involve matters that are highly uncertain at the time the accounting estimate is made, and (ii) different estimates or changes to estimates could have a material impact on the company’s reported financial position, changes in financial position, or results of operations.

When more than one accounting principle, or method of its application, is generally accepted, the company selects the principle or method that it considers the most appropriate based on the specific circumstances. Application of these accounting principles requires the company to make estimates about the future resolution of existing uncertainties. Due to the inherent uncertainty involving estimates, actual results reported in the future may differ from such estimates. For additional information on its significant accounting policies, please refer to Note 2 — Summary of Significant Accounting Policies to our consolidated financial statements included elsewhere in this Report.

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

As of June 30, 2026 and 2025, we capitalized $3,459,100 and $3,459,100 of game development costs, respectively.

Game Development costs of approximately nil, $0.9 million and $0.3 million were capitalized during the years ended June 30, 2026, 2025 and 2024, respectively. The estimated useful life of costs capitalized is generally three to seven years. During the years ended June 30, 2026, 2025 and 2024, the amortization of capitalized software costs totaled $911,958, $294,078 and $39,167, respectively.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as significant adverse changes to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the remaining useful life is shorter than the company had originally estimated. When these events occur, the company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the fiscal years ended June 30, 2026, 2025 and 2024.

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

Disaggregation of Revenue

All the company’s revenue from the sale of In-app purchases and from advertisements were recognized at a point in time.

The company disaggregates its revenue by geographic region as follows:

	For the Fiscal Year Ended June 30,
	2026	%	2025	%	2024	%
Players located in the United States	$65,093,289	62.2%	$74,134,697.00	62.8%	$93,241,993	64.2%
Players located in Europe	17,790,770	17.0%	18,415,626	15.6%	21,349,802	14.7%
Players located in other regions	21,767,531	20.8%	25,498,559	21.6%	30,644,954	21.1%
Total revenue	$104,651,590	100.0%	$118,048,882	100.0%	$145,236,749	100.0%

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

The following table summarizes the company’s opening and closing balances in contract liabilities and accounts receivable:

	Accounts Receivable	Contract Liabilities
Balance as of June 30, 2025	10,423,418	1,871,120
Balance as of June 30, 2026	8,042,595	1,471,074

Substantially all of the company’s unsatisfied performance obligations relate to contracts with an original expected length of one year or less.

The table below presents the activity of contract liabilities during the fiscal years ended June 30, 2026 and 2025, respectively.

	As of June 30,
	2026	2025
Balance at the beginning of the year	$1,871,120	$2,830,068
Cash received	93,934,483	105,350,306
Revenue recognized	94,424,013	106,343,226
Foreign currency translation	89,484	33,972
Balance at the end of the year	$1,471,074	$1,871,120

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

Advertising Costs

The cost of advertising is expensed as incurred, and totaled US$38.8 million, US$46.1 million and US$55.1 million for the fiscal years ended June 30, 2026, 2025 and 2024, respectively. Advertising costs primarily consist of marketing and player acquisition and retention costs and are included in sales and marketing expenses.

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

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that this update will have on the consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update establishes the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2025-10.

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements (“ASU 2025-12”). ASU 2025-12 addresses suggestions received from stakeholders regarding the Accounting Standards Codification and makes other incremental improvements to U.S. GAAP. The update represents changes to the Codification that clarify, correct errors in or make other improvements to a variety of topics that are intended to make it easier to understand and apply. ASU 2025-12 is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. Entities are required to apply the amendments to ASC 260 retrospectively. All other amendments may be applied prospectively or retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2025-12.

In April 2026, the FASB issued ASU 2026-01, Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock. The ASU requires PIK dividends on equity-classified preferred stock to be initially measured based on the stated PIK dividend rate in the preferred stock agreement. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In May 2026, the FASB issued ASU 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818). This standard provides guidance on the accounting for environmental credits (such as renewable energy credits, carbon credits) and related obligations. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual periods. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this Report. The business address our directors and executive officers is 19th Floor, Shanghai Technology Investment Building, No. 1699 Zhongke Road, Pudong New District, Shanghai, the PRC.

Name	Age	Position
Feng Xie	49	Chairman of Board of Directors
Yimin Cai	39	Chief Executive Officer and Director
Ling Yan	40	Chief Financial Officer and Director
Xi Yan	45	Chief Technology Officer and Director
Yan Gong	52	Independent Director
Lei Zhu	55	Independent Director
Yuhao Wang	52	Independent Director

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

Mr. Xi Yan. Mr. Yan has served as our Chief Technology Officer and director since January 2025. Mr. Yan has served as a partner of Shanghai Kuangre since October 2016, responsible for the company’s technology, data, and marketing promotion. From December 2011 to September 2016, Mr. Yan served as a partner of Shanghai Holaverse Network Technology Co., Ltd., responsible for technology and operation management. Mr. Yan received his bachelor’s degree in Computer Science and Technology from Donghua University in 2003.

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

Prof. Lei Zhu. Ms. Zhu has served as our Independent Director since January 2025. Since July 2018, Ms. Zhu has served as a professor of Accounting at Fudan Fanhai International School of Finance, Fudan University, responsible for conducting research, teaching corporate finance courses, and contributing to academic initiatives. From July 2013 to July 2018, Ms. Zhu served as an associate professor of accounting at Shanghai Advanced Institute of Finance, Shanghai Jiao Tong University. From July 2009 to June 2013, Ms. Zhu served as an assistant professor of Accounting at Boston University, responsible for teaching courses and contributing to academic projects. Ms. Zhu’s research involves theoretical and empirical studies of corporate finance and financial institutions, as well as the legal and regulatory framework for the financial market. Ms. Zhu received a bachelor’s degree in Accounting in Temple University in 1997, a master’s degree in Finance from Boston College in 2002, and a Ph.D. degree in Accounting from Columbia Business School in 2009.

Mr. Yuhao Wang. Mr. Wang has served as our Independent Director since January 2026. Mr. Wang is currently the chief executive officer of Shanghai Wo Shang Technology Company Limited, a company focusing on AI-enabled education services, and the chairman of the board of directors of Shanghai Wo Si Technology Company Limited, a provider of extracurricular educational programs. From September 2025 to January 2026, Mr. Wang also served as a director of Shanghai Yuanbo Education Technology Group Company Limited (NEEQ: 839024). Mr. Wang received his bachelor’s degree from Nankai University in 1995.

B. Compensation

For the fiscal year ended June 30, 2026, we paid an aggregate of $0.9 million as compensation to our executive officers and directors. We have developed an executive compensation program that is consistent with existing compensation policies of Nasdaq-listed peer companies, which are designed to align the interests of executive officers with those of our stakeholders, while enabling us to attract, motivate, and retain individuals who contribute to our long-term success. Specific determinations with respect to director and executive compensation will be determined by our compensation committee. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC Subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

2023 Equity Incentive Plan

Under the Company’s 2023 Equity Incentive Plan, which we refer to herein as the “2023 Plan,” an aggregate of 6,964,016 Class A Ordinary Shares has been authorized for issuance pursuant to awards under the 2023 Plan.

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

As of the date of this Report, we have granted awards for an aggregate of 347,200 Class A Ordinary Shares under the 2023 Plan, none of which were granted to our directors or executive officers.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to the employment agreements, we agreed to employ each of our executive officers for an initial term of three years, which could be automatically extended for successive one-year terms unless either party provides a one-month prior written notice to terminate the employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to, the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold , both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation, or other entity without written consent, any confidential information.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company. As of the date of this Report, we do not maintain directors and officers liability insurance. See “Item 3. Key Information—D. Risk Factors—Our current insurance policies do not provide adequate levels of coverage against claims we may incur, and in the case of an uninsured or underinsured claim we would be required to bear the costs of repair and recovery and/or potential liability for a wide variety of perils to which our business is exposed, including those relating to cyber-attacks and data breaches.”

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

Terms of Directors and Executive Officers

Unless amended by an ordinary resolution of shareholders, our board of directors consists of seven directors divided into two classes. One (1) Class I director shall serve a term expiring at our first annual general meeting following the effectiveness of our current Amended and Restated Articles of Association, unless such Class I director is removed or resigns in accordance with our current Amended and Restated Articles of Association. The remaining six (6) Class II directors shall serve a term expiring at our second annual general meeting following the effectiveness of our current Amended and Restated Articles of Association, unless such Class II directors are removed or resign in accordance with these Articles. A director may be removed either by an ordinary resolution of shareholders or by all of the other directors. Any vacancy on our board of directors may be filled by our remaining directors. A remaining director may appoint a new director even in the absence of a quorum. In addition, our officers are elected by, and serve at the discretion of, our board of directors.

Committees of the Board of Directors

We have established an audit committee, a nomination and corporate governance committee, and a compensation committee. Our Board has adopted a charter for each of these committees.

Audit Committee. Our audit committee is composed of Lei Zhu, Yan Gong, and Yuhao Wang, with Lei Zhu serving as chairperson. Our board of directors has determined that all such directors meet the independence requirements under the Nasdaq listing rules and under Rule 10A-3 of the Exchange Act. Each member of the audit committee is financially literate, in accordance with Nasdaq audit committee requirements, and possesses prior experience sitting in auditing committees of publicly-listed companies. In arriving at this determination, our board of directors examined each audit committee member’s scope of experience and the nature of their prior and/or current employment. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Nomination and Corporate Governance Committee. Our nomination and corporate governance committee is composed of Yan Gong, Yuhao Wang, and Lei Zhu, with Yan Gong serving as chairperson. The nomination and corporate governance committee is responsible for the assessment of the performance of the board, considering and making recommendations to our board of directors with respect to the nominations or elections of directors and other governance issues.

Compensation Committee. Our compensation committee is composed of Yuhao Wang, Yan Gong, and Lei Zhu, with Yuhao Wang serving as chairperson. The compensation committee is responsible for reviewing and making recommendations to our board of directors regarding our compensation policies for our officers and all forms of compensation. The compensation committee also administers our equity-based and incentive compensation plans and make recommendations to our board of directors about amendments to such plans and the adoption of any new employee incentive compensation plans.

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

Shareholder Communication with the Board of Directors

Shareholders and other interested parties may communicate with the Board, including non-management directors, by sending a letter to us at 19th Floor, Shanghai Technology Investment Building, No. 1699 Zhongke Road, Pudong New District, Shanghai, the PRC, for submission to the board of directors or committee or to any specific director to whom the correspondence is directed. Shareholders communicating through this means should include with the correspondence evidence, such as documentation from a brokerage firm, that the sender is a current record or beneficial shareholder of the company. All communications received as set forth above will be opened by the Corporate Secretary or his or her designee for the sole purpose of determining whether the contents contain a message to one or more of the company’s directors. Any contents that are not advertising materials, promotions of a product or service, patently offensive materials or matters deemed, using reasonable judgment, inappropriate for the board of directors will be forwarded promptly to the chairman of the board of directors, the appropriate committee or the specific director, as applicable.

D. Employees

We had 144, 153 and 143 full-time employees as of June 30, 2026, 2025 and 2024, respectively. The following table sets forth the number of our full-time employees as of June 30, 2026:

Function:	Number
Operations	22
Research and Development	42
Sales and Marketing, Business Support, and Technology Support	56
General and Administration	24
Total	144

We enter into standard employment contracts with a confidentiality clause with the full-time employees.

We believe that we maintain a good working relationship with our employees, and we have not experienced material labor disputes in the past.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this Report by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding Class A Ordinary Shares or Class B Ordinary Shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

The calculations in the table below are based on 49,002,093 Class A Ordinary Shares (excluding 518,063 Class A Ordinary Shares repurchased and held as treasury shares) and 7,799,057 Class B Ordinary Shares issued and outstanding as of the date of this Report.

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Voting Power(2)
	Number	%	Number	%	%
Directors and Executive Officers(1):
Feng Xie(3)	7,799,056	15.92%	7,799,057	100%	90.61%
Yimin Cai(4)	2,657,477	5.42%	—	—	0.61%
Ling Yan(5)	1,062,991	2.17%	—	—	0.24%
Xi Yan(6)	5,314,953	10.85%	—	—	1.21%
Yan Gong	—	—	—	—	—
Lei Zhu	—	—	—	—	—
Yuhao Wang	—	—	—	—	—
All directors and executive officers as a group (six individuals):	16,834,477	34.35%	7,799,057	100%	92.67%

5% Shareholders:
Funtery Holding Limited(3)	7,799,056	15.92	7,799,057	100%	90.61%
Carmira Holding Limited(4)	2,657,477	5.42%	—	—	0.61%
Joystick Holding Limited(6)	5,314,953	10.85%	—	—	1.21%
True Thrive Limited(7)	5,647,138	11.52%	—	—	1.29%
DWC Technology Limited(8)	2,952,776	6.03%	—	—	0.67%
Shanghai Yingben Investment Partnership (Limited Partnership) (9)	4,429,110	9.04%	—	—	1.01%
Beijing Zhiyi Venture Investment Centre (Limited Partnership)(10)	3,296,068	6.73%	—	—	0.75%
Ningbo Meishan Bonded Port Geju Investment Partnership (Limited Partnership(11)	2,952,776	6.03%	—	—	0.67%
Shanghai Jintou Network Technology Co., Ltd.(12)	2,657,477	5.42%	—	—	0.61%

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is 19th Floor, Shanghai Technology Investment Building, No. 1699 Zhongke Road, Pudong New District, Shanghai, PRC.

(2)	Represents the percentage of voting power of our Class A Ordinary Shares and Class B Ordinary Shares voting as a single class. Each holder of Class B Ordinary Shares is entitled to 50 votes per share and each holder of Class A Ordinary Shares is entitled to one vote per share.

(3)	Represents 7,799,056 Class A Ordinary Shares and 7,799,057 Class B Ordinary Shares held by Funtery Holding Limited, a British Virgin Islands company that is (a) 33.33% owned by Cyberjoy holding Limited, a British Virgin Islands company that is wholly owned by Feng Xie; and (b) 66.67% owned by Funomic Holding Limited, a British Virgin Islands company that is wholly owned by Playfund Trust, a trust established under the laws of the Republic of Singapore by Feng Xie, as settlor, with Vistra Trust (Singapore) Pte. Limited being appointed as the trustee and Cyberjoy Holding Limited as the beneficiary and having the sole voting and dispositive power over these ordinary shares.

(4)	Represents 2,657,477 Class A Ordinary Shares held by Carmira Holding Limited, which is 100% owned by Mr. Cai.

(5)	Represents 1,062,991 Class A Ordinary Shares held by Azuresky Holding Limited, which is 100% owned by Ms. Yan.

(6)	Represents 5,314,953 Class A Ordinary Shares held by Joystick Holding Limited, which is 100% owned by Mr. Yan.

(7)	Represents 5,647,138 Class A Ordinary Shares held by True Thrive Limited, a Cayman Islands company, which is 100% owned by 360 Technology Group Co., Ltd., a PRC company in which Hongyi Zhou serves as the chairman of the board of directors and has voting and dispositive control over these securities owned by True Thrive Limited.

(8)	Represents 2,952,776 Class A Ordinary Shares held by DWC Technology Limited, a British Virgin Islands company, which is 100% owned by its sole director, Mr. Wei Duan, who has voting and dispositive control over the securities owned by DWC Technology Limited.

(9)	Represents 4,429,110 Class A Ordinary Shares held by Shanghai Yingben Investment Partnership (Limited Partnership), a PRC limited partnership. The general partner of Shanghai Yingben Investment Partnership (Limited Partnership) is Shenzhen Share Growth Investment Management Co., Ltd., which is majority owned by Wentao Bai, who has voting and dispositive control over the securities owned by Shanghai Yingben Investment Partnership (Limited Partnership).

(10)	Represents 3,296,068 Class A Ordinary Shares held by Beijing Zhiyi, a PRC limited partnership. The general partner of Beijing Zhiyi is Beijing Zhiyi Capital Investment Management Co., Ltd. The shareholders of Beijing Zhiyi Capital Investment Management Co., Ltd. are Ms. Wenjiang Chen and Mr. Muqing Li.

(11)	Represents 2,952,776 Class A Ordinary shares held by Ningbo Meishan Bonded Port Geju Investment Partnership (Limited Partnership), a PRC limited partnership. The general partner of Ningbo Meishan Bonded Port Geju Investment Partnership (Limited Partnership) is Ningbo Chuangxiangyuan Investment Management Co., Ltd., which is majority owned by Yintao Zhan, who has voting and dispositive control over the securities owned by Ningbo Meishan Bonded Port Geju Investment Partnership (Limited Partnership).

(12)	Represents 2,657,477 Class A Ordinary Shares held by Shanghai Jintou Network Technology Co., Ltd., a PRC company that is wholly owned by Shanghai Songmeng Network Technology Co., Ltd., which is wholly owned by Shanghai Maiya Network Technology Co., Ltd., which is wholly owned by Shanghai Xuyanze Network Technology Co., Ltd., which is majority owned by Song Li, who has voting and dispositive control over the securities owned by Shanghai Jintou Network Technology Co., Ltd.

None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, as of September 21, 2026, 306,268, or approximately 0.62% of our Class A Ordinary Shares, were held by 507 record holders in the United States.

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

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—2023 Equity Incentive Plan.”

Other Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follows:

Entity or individual name	Relationship with the Company
Feng Xie	Chairman of board of directors and shareholder of the company
Wuhan Huiyu	Investee of the company
Shanghai Dongying Network Technology Co., Ltd. (“Shanghai Dongying”)	Investee of the company
Mobile Motion Co., Limited (“Mobile Motion”)	Wholly-owned subsidiary of investee of the company

Our related party balances as of June 30, 2026, 2025 and 2024 and transactions for the fiscal years ended June 30, 2026, 2025 and 2024 are identified as follows:

(a)	We entered into the following related party transactions:

We invested in these companies engaged in mobile game development and required the royalty right of the games from such investees to distribute on third-party platforms. We typically pay one-time royalties and continues to share profits with those investees.

	For the fiscal year ended June 30,
	2026	2025	2024
Royalty fee and service from related parties
Wuhan Huiyu	$259,813	$320,386	$450,761
Shanghai Dongying	1,845,533	2,528,147	2,860,905
Mobile Motion	59,811	83,427	1,951,176
Total	$2,165,157	$2,931,960	$5,262,842

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

(b)	We had the following significant related party balances:

Advance to Suppliers — related parties

As of June 30, 2026, 2025 and 2024, advance to suppliers - related parties, consisted as following:

	As of June 30,
	2026	2025	2024
Shanghai Dongying	$-	$-	$320,488
Mobile Motion	876,092	841,070	873,717
Total	$876,092	$841,070	$1,194,205

Accounts payable — related parties

As of June 30, 2026, 2025 and 2024, accounts payable - related parties, consisted as following:

	As of June 30,
	2026	2025	2024
Wuhan Huiyu	$35,502	$35,052	$-
Shanghai Dongying	13,742	173,715	-
Total	$49,244	$208,767	$-

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

In light of our holding company structure, our ability to pay dividends to the shareholders, and to service any debt we may incur, may depend upon dividends from our PRC Subsidiaries. Such subsidiaries can only pay distributable profits reported in accordance with PRC accounting standards. As such, the Company’s subsidiaries in mainland China are restricted from transferring a portion of their net assets. The restricted amounts include the paid-in capital and statutory reserves of the subsidiaries. In addition, each of our PRC Subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its respective registered capital. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the PRC subsidiaries not available for distribution, was US$9,280,759, US$8,179,786 and US$7,389,306 as of June 30, 2026, 2025 and 2024, respectively.

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

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company. Cayman Islands law and our Second Amended and Restated Memorandum and Articles of Association govern the rights of our shareholders.

The following includes a summary of the material provisions of the Second Amended and Restated Memorandum and Articles of Association in so far as they relate to the material terms of our Ordinary Shares. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Second Amended and Restated Memorandum and Articles of Association, which has been filed as Exhibit 1.1 to this Report.

General

Our Second Amended and Restated Memorandum and Articles of Association authorize the issuance of up to 900,000,000 Class A Ordinary Shares of par value US$0.0001 each and 100,000,000 Class B Ordinary Shares of par value US$0.0001 each.

Ordinary Shares

Holders of our Class A Ordinary Shares and Class B Ordinary Shares will generally have the same rights and powers except for voting and conversion rights as set out under the Second Amended and Restated Memorandum and Articles of Association. The holders of Class A Ordinary Shares will be entitled to one vote for each Class A Ordinary Share held of record on all matters to be voted on by shareholders, whereas the holders of Class B Ordinary Shares will be entitled to 50 votes for each Class B Ordinary Share held of record on all matters to be voted on by shareholders.

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

There are no limitations on the right of nonresident or foreign owners to hold or vote Ordinary Shares imposed by Cayman Islands law or by the Second Amended and Restated Memorandum and Articles of Association.

Voting Rights

Holders of our Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the shareholders. In respect of all matters upon which holders of our Ordinary Shares are entitled to vote, each Class B Ordinary Share will be entitled to 50 votes and each Class A Ordinary Share will be entitled to one vote. At any meeting of shareholders a resolution put to the vote of the meeting shall be decided by way of a show of hands and not by way of a poll unless before, or on, the declaration of the result of the show of hands, a poll is duly demanded.

Our Class A Ordinary Shares and Class B Ordinary Shares will vote together on all matters, except that we will not, without the approval of holders of a majority of the voting power of Class B Ordinary Shares, voting exclusively and as a separate class:

●	increase the number of authorized Class B Ordinary Shares;

●	issue any Class B Ordinary Shares or securities convertible into or exchangeable for Class B Ordinary Shares, other than (i) to any Key Executive or his Affiliates, or (ii) on a pro rata basis to all holders of Class B Ordinary Shares permitted to hold such shares under the Second Amended and Restated Memorandum and Articles of Association;

●	create, authorize, issue, or reclassify into, any preference shares in the capital of us or any shares in the capital of us that carry more than one vote per share;

●	reclassify any Class B Ordinary Shares into any other class of shares or consolidate or combine any Class B Ordinary Shares without proportionately increasing the number of votes per Class B Ordinary Share; or

●	amend, restate, waive, or adopt any provision inconsistent with or otherwise vary or alter any provision of the Second Amended and Restated Memorandum and Articles of Association relating to the voting, conversion, or other rights, powers, preferences, privileges, or restrictions of Class B Ordinary Shares.

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

Optional and Mandatory Conversion

Each Class B Ordinary Share will be convertible into one Class A Ordinary Share at the option of the holder thereof. The Second Amended and Restated Memorandum and Articles of Association do not provide for the conversion of Class A Ordinary Shares into Class B Ordinary Shares.

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

“Affiliate” means, with respect to a person, (i) any other person which, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such person, including trusts, funds, and accounts promoted, sponsored, managed, advised, or serviced by such person (ii) if such person is an individual, his/her Family Member (as defined below) and Affiliates of such person and/or his/her Family Members; provided, that in the case of a Key Executive, the term Affiliate shall include such Key Executive’s Permitted Transferees (as defined below), notwithstanding anything to the contrary contained in the Second Amended and Restated Memorandum and Articles of Association.

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

Anti-Takeover Provisions

Some provisions of our Second Amended and Restated Memorandum and Articles of Association, adopted by special resolution on July 10, 2026, may have the effect of delaying, deterring, or discouraging another party from acquiring control of us. Our Second Amended and Restated Memorandum and Articles of Association contain restrictions requiring the holders of shares together carrying at least 10% of the rights to vote at a shareholder meeting to be able to requisition a general meeting of shareholders. Pursuant to our Second Amended and Restated Memorandum and Articles of Association, any resolutions in writing must be passed unanimously.

These provisions of our Second Amended and Restated Memorandum and Articles of Association could delay the ability of shareholders to change the membership of a majority of our board, force shareholder action to be taken at an annual meeting or an extraordinary general meeting called by our Board or on the requisition of the holders of shares carrying at least 10% of the rights to vote at a shareholder meeting of us, and in turn delay the ability of shareholders to force consideration of a proposal or take action.

Our Second Amended and Restated Memorandum and Articles of Association require an ordinary resolution or a resolution passed by all of the other directors to remove any director. Our Second Amended and Restated Memorandum and Articles of Association and Cayman Islands law also require a special resolution to amend the Amended and Restated Memorandum and Articles of Association. Such requirements may prevent our existing shareholders from effecting a change of management of us and removing the provisions in our constitutional documents that may have an anti-takeover effect.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is not income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this Report.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” (i) we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, (ii) our executive officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and (iii) our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act.. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.

J. Annual Reports to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Credit risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of June 30, 2026, 2025 and 2024, US$17,570,391, US$15,234,745 and US$18,820,140 of the Company’s cash and cash equivalents and restricted cash, respectively, were on deposit at financial institutions in the PRC, Hong Kong and Singapore. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Concentrations risk of customers and suppliers

Accounts receivable are typically unsecured and derived from revenue earned from customers, and are thereby exposed to credit risk. The risk is mitigated by the company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances. As of June 30, 2026, Apple and Google accounted for approximately 50.2% and 21.2% of the company’s total account receivable balance. As of June 30, 2025, Apple and Google, two significant distribution, marketing, promotion, and payment platforms for our games, accounted for approximately 60.7% and 23.8% of the company’s total account receivable balance. As of June 30, 2024, Apple and Google accounted for approximately 62.5% and 21.5% of the Company’s total account receivable balance.

Accounts receivable are recorded at their transaction amounts and do not bear interest. The company bases its allowance for credit losses on management’s best estimate of the amount of probable credit losses in the company’s existing accounts receivable based on historical collection experience and current and expected future economic and market conditions. As of June 30, 2026, two suppliers accounted for 17.9% and 13.5% of our total accounts payable balance. As of June 30, 2025, three suppliers accounted for 19.7%, and 15.1% of our total accounts payable balance. As of June 30, 2024, three suppliers accounted for 11.7%, 10.7% and 10.2% of our total accounts payable balance.

For more information on credit risk and concentration of our customers and suppliers, refer to Note 2 — Summary of Significant Accounting Policies to the Company’s consolidated financial statements included elsewhere in this Report for detail.

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

Based on the material weaknesses described below, our management has concluded that, as of June 30, 2026, our disclosure controls and procedures were not effective. Disclosure controls and procedures refer to controls and other procedures designed to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure. Notwithstanding the identified material weakness, our management has concluded that the consolidated financial statements included in this Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the fiscal years presented.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of June 30, 2026.

Internal Control Over Financial Reporting

Our independent registered public accounting firm had not conducted an audit of our internal control over financial reporting. In connection with the audits of our consolidated financial statements for the fiscal year ended and as of June 30, 2026, we identified two material weaknesses in our internal control over financial reporting including (i) a lack of sufficient skilled staff with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as a lack of formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; and (ii) a lack of internal audit function to establish formal risk assessment process and internal control framework. To remedy the identified material weaknesses, we have adopted and will adopt further measures to improve our internal control over financial reporting. We have implemented, and plan to continue to develop, a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work control in place. We have recruited staff with knowledge of U.S. GAAP and SEC regulations in our finance and accounting department. We have also supplemented and enhanced internal training and development programs for financial reporting personnel as well as appointing independent directors, establishing an audit committee, and strengthening corporate governance.

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

ITEM 16. [RESERVED]

Not required

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Lei Zhu qualifies as an “audit committee financial expert” within the meaning of the SEC rules and meets the independence standards under Rule 10A-3 under the Exchange Act and the Nasdaq rules.

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

	For the fiscal year ended June 30,
	2025	2026
(in thousands)	US$	US$
Audit fees(1)	220	210

(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In August 2025, our board of directors authorized a share repurchase program (the “Program”), under which we may repurchase up to US$5 million of our Class A Ordinary Shares, effective since August 29, 2025 through August 28, 2026. In August 2026, our board of directors extended the share repurchase program for an additional year, commencing on August 29, 2026 and ending on August 28, 2027. During the fiscal year ended June 30, 2026, the aggregate number of Class A Ordinary Shares repurchased was 518,063. The following table sets forth the repurchase made in each calendar month since the adoption of the Program during the fiscal year ended June 30, 2026.

Period	Class A Ordinary Shares purchased under the Program	Average price paid per share		Maximum dollar value may yet be purchased under the Program
September 2025	77,202	US$	1.4563	US$	4,887,572
October 2025	128,768	US$	1.3403	US$	4,714,990
November 2025	124,110	US$	1.0837	US$	4,580,487
December 2025	38,981	US$	1.0063	US$	4,541,262
January 2026	6,797	US$	0.9986	US$	4,534,475
February 2026	14,021	US$	0.9881	US$	4,520,620
March 2026	2,174	US$	0.9975	US$	4,518,451
April 2026	22,121	US$	0.9710	US$	4,496,971
May 2026	6,331	US$	0.9690	US$	4,490,836
June 2026	97,558	US$	0.9311	US$	4,400,001

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

For example, among other things, we are not required to: (i) have a majority-independent board of directors; (ii) have a compensation committee consisting of independent directors; (iii) have a nominating committee consisting of independent directors; (iv) have regularly scheduled executive sessions with only independent directors each year; or (v) obtain shareholder approval prior to the issuance of additional circumstances in accordance with Rule 5635 of the Nasdaq Listing Rules.

Currently, we plan to rely on certain exemptions offered to foreign private issuers under Nasdaq Listing Rules, including (i) Rule 5635, which requires shareholder approval prior to the issuance of additional shares in certain circumstances; (ii) Rule 5605(b)(1), which requires a listed company to have a board of directors that is comprised of a majority of independent directors; (iii) Rule 5605(b)(2), which requires regularly scheduled executive sessions with only independent directors present; and (iv) Rule 5620, which requires the holding of an annual meeting of shareholders no later than one year after each fiscal year-end. We may also follow the home country practice for certain other corporate governance practices in the future, which may differ from the requirements of the Nasdaq corporate governance listing standards.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, officers, employees, consultants and other relevant people to promote compliance with applicable insider trading laws, rules, regulations and listing standards. For details of our insider trading policies, see Exhibit 11.2 to this Report.

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

There were no cybersecurity incidents during the fiscal year ended June 30, 2026, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information — D. Risk Factors” for more information on how material cybersecurity attacks may impact our business.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 of this Report.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

Item 19. EXHIBITs

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date
1.1*	Second Amended and Restated Memorandum and Articles of Association of the Registrant.
2.1*	Description of Securities.
2.2	Specimen Certificate for Class A Ordinary Shares.	F-1	333-287535	4.1	May 23, 2025
4.1	Business Combination Agreement, dated as of September 16, 2023, by and among Golden Star Acquisition Corporation, G-Star Management Corporation, Gamehaus, Gamehaus 1 Inc., and Gamehaus 2 Inc.	F-4	333-278499	2.1	April 4, 2024
4.2	Form of Employment Agreement by and between executive officers and the Registrant.	20-F	001-42488	4.8	January 30, 2025
4.3	Form of Indemnification Agreement with the Registrant’s directors and officers.	20-F	001-42488	4.10	January 30, 2025
4.4	Form of Director Offer Letter between the Registrant and its directors.	20-F	001-42488	4.9	January 30, 2025
4.5	Form of Seller Registration Rights Agreement, dated January 24, 2025, by and between Gamehaus Holdings and certain Investors named therein.	20-F	001-42488	4.4	January 30, 2025
4.6	Form of Founder Amended and Restated Registration Rights Agreement, dated January 24, 2025, by and among Golden Star Acquisition Corporation, the Registrant, and certain Investors named therein.	20-F	001-42488	4.5	January 30, 2025
4.7	Form of Non-Competition Agreement, dated January 24, 2025, by and among the Registrant, G-Star Management Corporation, Gamehaus, Inc., Golden Star Acquisition Corporation, and the executive party thereto.	20-F	001-42488	4.6	January 30, 2025
4.8	2023 Equity Incentive Plan of the Registrant.	20-F	001-42488	4.7	January 30, 2025
11.1	Code of Business Conduct and Ethics of the Registrant.	F-1	333-287535	99.1	May 23, 2025
11.2	Insider Trading Policy.	20-F	001-42488	11.2	October 23, 2025
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Audit Alliance LLP.
97.1	Compensation Recovery Policy.	20-F	001-42488	97.1	October 23, 2025
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document).

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

Gamehaus Holdings Inc.

Date: September 29, 2026	By:	/s/ Yimin Cai
	Name:	Yimin Cai
	Title:	Chief Executive Officer and Director

GAMEHAUS HOLDINGS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Gamehaus Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gamehaus Holdings Inc. and its subsidiaries (the “Company”) as of June 30, 2026 and 2025, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years ended June 30, 2026, 2025 and 2024 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the years ended June 30, 2026, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

September 29, 2026

GAMEHAUS HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amount in USD dollars, except for number of shares or otherwise noted)

	As of June 30,
	2026	2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$17,566,879	$15,234,745
Restricted cash	3,512	-
Short-term investments	5,102,400	1,345,154
Accounts receivable	8,042,595	10,423,418
Advances to suppliers, current	7,426,261	9,442,382
Prepaid expenses and other current assets	4,287,243	3,128,788
TOTAL CURRENT ASSETS	42,428,890	39,574,487

NON-CURRENT ASSETS:
Plant and equipment, net	879,345	124,503
Intangible assets, net	3,518,876	5,001,523
Right-of-use assets, net	1,699,352	512,647
Long-term investments	2,266,420	1,995,021
Other non-current assets	4,347,772	-
TOTAL NON-CURRENT ASSETS	12,711,765	7,633,694
TOTAL ASSETS	$55,140,655	$47,208,181

LIABILITIES
CURRENT LIABILITIES:
Short-term loans	$764,281	$-
Accounts payable	11,435,530	10,752,234
Contract liabilities	1,471,074	1,871,120
Accrued expenses and other current liabilities	957,955	903,252
Lease liabilities	279,825	463,064
Taxes payable	44,920	51,599
TOTAL CURRENT LIABILITIES	14,953,585	14,041,269

NON-CURRENT LIABILITY:
Lease liabilities	1,532,181	58,517
TOTAL NON-CURRENT LIABILITY	1,532,181	58,517
TOTAL LIABILITIES	$16,485,766	$14,099,786

SHAREHOLDERS’ EQUITY:
Class A ordinary shares* (par value of $0.0001 per share; 900,000,000 shares authorized, 49,520,156 and 37,971,245 shares issued and outstanding as of June 30, 2026 and 2025, respectively)	4,952	3,797
Class B ordinary shares* (par value of $0.0001 per share; 100,000,000 shares authorized, 7,799,057 and 15,598,113 shares issued and outstanding as of June 30, 2026 and 2025, respectively)	780	1,560
Additional paid-in capital	11,287,138	10,954,201
Treasury stock	(599,999)	-
Retained earnings	27,825,836	23,543,001
Accumulated other comprehensive income (loss)	683,791	(1,276,222)
TOTAL GAMEHAUS HOLDING INC’S SHAREHOLDERS’ EQUITY	39,202,498	33,226,337
Non-controlling interests	(547,609)	(117,942)
TOTAL SHAREHOLDERS’ EQUITY	38,654,889	33,108,395
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$55,140,655	$47,208,181

The accompanying notes are an integral part of these consolidated financial statements.

GAMEHAUS HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amount in USD dollars, except for number of shares or otherwise noted)

	For the Years Ended June 30,
	2026	2025	2024
REVENUE	$104,651,590	$118,048,882	$145,236,749
OPERATING COSTS AND EXPENSES
Cost of revenue	(49,480,191)	(55,860,712)	(70,658,025)
Research and development expenses	(6,343,012)	(5,694,010)	(4,788,467)
Selling and marketing expenses	(41,020,636)	(48,393,515)	(57,685,521)
General and administrative expenses	(6,431,723)	(4,710,537)	(3,756,679)
OPERATING INCOME	$1,376,028	$3,390,108	$8,348,057

OTHER INCOME (EXPENSES):
Investment income (loss), net	1,921,032	25,752	(4,594)
Interest income	543,365	529,773	357,623
Other income, net	30,160	39,770	19,982
Total other income, net	2,494,557	595,295	373,011

INCOME BEFORE INCOME TAXES	3,870,585	3,985,403	8,721,068

INCOME TAXES EXPENSES	(18,540)	(165,590)	(130,307)
NET INCOME	3,852,045	3,819,813	8,590,761
Less: net (loss) income attributable to non-controlling interests	(430,790)	(141,718)	342,339
NET INCOME ATTRIBUTABLE TO GAMEHAUS HOLDINGS INC’S SHAREHOLDERS	4,282,835	3,961,531	8,248,422

COMPREHENSIVE INCOME
Net income	3,852,045	3,819,813	8,590,761
Foreign currency translation adjustment, net of tax	1,961,136	492,187	(106,429)
TOTAL COMPREHENSIVE INCOME	$5,813,181	$4,312,000	$8,484,332
Less: total comprehensive (loss) income attributable to non-controlling interests	(429,667)	(145,978)	342,613
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO GAMEHAUS HOLDINGS INC’ SHAREHOLDERS	6,242,848	4,457,978	8,141,719

BASIC AND DILUTED EARNINGS PER SHARE:
Net income attributable to Gamehaus Holdings Inc’s shareholders per share
Basic and diluted	$0.08	0.08	0.16

Weighted average shares outstanding used in calculating basic and diluted income per share
Basic and diluted	53,389,642	51,539,531	50,000,000

*	Shares are presented on a retroactive basis to reflect the reverse recapitalization on January 24, 2025 for the business combination.

The accompanying notes are an integral part of these consolidated financial statements.

GAMEHAUS HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2026, 2025, AND 2024

(Amount in USD dollars, except for number of shares or otherwise noted)

	Class A Ordinary shares*		Class B Ordinary shares*		Additional paid in	Treasury Stock		Retained	Accumulated Other Comprehensive Income	Total Gamehaus Holdings Inc’s	Non- controlling	Total Shareholders’
	Shares	Amount	Shares	Amount	capital	Shares	Amount	Earnings	(Loss)	Equity	Interests	Equity
Balance as of June 30, 2023	34,401,887	$3,440	15,598,113	$1,560	16,203,206	-	$-	$11,333,048	$(1,665,966)	$25,875,288	$(314,577)	$25,560,711
Net income	-	-	-	-	-	-	-	8,248,422	-	8,248,422	342,339	8,590,761
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(106,703)	(106,703)	274	(106,429)
Balance as of June 30, 2024	34,401,887	$3,440	15,598,113	$1,560	16,203,206	-	$-	19,581,470	(1,772,669)	34,017,007	28,036	34,045,043
Issuance of shares upon reverse recapitalization	2,127,958	213	-	-	(2,565,853)	-	-	-	-	(2,565,640)	-	(2,565,640)
Offering cost incurred for public offering					(2,685,519)	-	-	-	-	(2,685,519)	-	(2,685,519)
Conversion of Public Rights	1,441,400	144	-	-	(144)	-	-	-	-	-	-	-
Injection from shareholders	-	-	-	-	2,511	-	-	-	-	2,511	-	2,511
Net income	-	-	-	-	-	-	-	3,961,531	-	3,961,531	(141,718)	3,819,813
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	496,447	496,447	(4,260)	492,187
Balance as of June 30, 2025	37,971,245	$3,797	15,598,113	1,560	10,954,201	-	$-	23,543,001	(1,276,222)	33,226,337	(117,942)	33,108,395
Net income	-	-	-	-	-	-	-	4,282,835	-	4,282,835	(430,790)	3,852,045
Conversion of Class B to Class A	7,799,056	780	(7,799,056)	(780)	-	-	-	-	-	-	-	-
Issuance of common stock for share-based compensation	3,749,855	375	-	-	332,937	-	-	-	-	333,312	-	333,312
Shares repurchase	-	-	-	-	-	518,063	(599,999)	-	-	-	-	(599,999)
Foreign currency translation gain	-	-	-	-	-		-	-	1,960,013	1,960,013	1,123	1,961,136
Balance as of June 30, 2026	49,520,156	$4,952	7,799,057	$780	$11,287,138	518,063	$(599,999)	$27,825,836	$683,791	$39,202,498	$(547,609)	$38,654,889

The accompanying notes are an integral part of these consolidated financial statements.

GAMEHAUS HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2026, 2025, AND 2024

(Amount in USD dollars, except for number of shares or otherwise noted)

	For the Years Ended June 30,
	2026	2025		2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,852,045		$3,819,813		$8,590,761
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,764,630		1,155,390		898,505
Amortization of right-of-use assets	577,826		407,029		425,882
Provision for credit losses	20,095		20,123		-
Written off plant, equipment, net and intangible asset, net	6,169		180,361		3,695
Unrealized (gain) loss on short-term investments	164,555		(14,742)		-
Share of net loss from equity investees	12,006		25,955		4,594
Issuance of common stock for share-based compensation	333,312		-		-
Changes in operating assets and liabilities:
Accounts receivable	2,874,765		755,819		5,521,910
Advances to suppliers	(1,545,651)		384,592		2,089,822
Prepaid expenses and other current assets	(1,178,932)		(1,050,430)		688,566
Accounts payable	83,857		(2,453,851)		(12,919,042)
Accrued expenses and other current liabilities	4,108		337,029		(250,405)
Contract liabilities	(489,530)		(992,919)		(150,533)
Lease liabilities	(477,688)		(390,432)		(430,453)
Taxes payable	(9,276)		31,621		(11,124)
NET CASH PROVIDED BY OPERATING ACTIVITIES	5,992,291		2,215,358		4,462,178

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of plant and equipment	(786,860)		(37,619)		(104,641)
Purchase of intangible assets	-		(921,316)		(302,704)
Payments made for short-term investments, net	(3,736,728)		(1,320,776)		-
Proceeds from return of capital contribution from long-term investments	374,490		-		-
Payments made for long-term investments	(541,652)		-		-
NET CASH USED IN INVESTING ACTIVITIES	(4,690,750)		(2,279,711)		(407,345)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	741,467		-		-
Net cash paid on reverse recapitalization	-		(2,495,690)		-
Net cash paid for public offering	-		(1,113,563)		(1,308,598)
Repayment made to related parties	-		(108,142)		-
Proceeds of related parties	-		-		107,986
Capital contribution from shareholders	-		2,511		-
Shares repurchase	(599,999)		-		-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	141,468		(3,714,884)		(1,200,612)

EFFECT OF EXCHANGE RATE CHANGE ON CASH	892,637		193,842		(52,073)

Net change in cash, cash equivalents and restricted cash	2,335,646		(3,585,395)		2,802,148

CASH, CASH EQUIVALENTS AND RESTRICTED CASH — beginning of year	$15,234,745		$18,820,140		$16,017,992
CASH, CASH EQUIVALENTS AND RESTRICTED CASH — end of year	$17,570,391		$15,234,745		$18,820,140

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$17,566,879		$15,234,745		$18,816,535
Restricted cash	$3,512		$-		$3,605
Total cash, cash equivalents and restricted cash	$17,570,391		$15,234,745		$18,820,140

Supplemental disclosures of cash flow information:
Cash paid for income tax	$189,411		$130,741		$177,190
Cash paid for interest	$16,966		$3,515		$1,280
Cash received for interest	$543,365		$-		$-

Supplemental disclosures of non-cash flow information:
Lease liabilities arising from obtaining right-of-use assets	$1,701,319		$215,377		$721,633
Issuance of common stock for share-based compensation	$333,312	$		$
Non-cash transactions for reclassification of advances to suppliers and other receivables to other non-current asset	$4,258,843		$-		$-

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

Gamehaus is an exempted company incorporated under the laws of the Cayman Islands on July 20, 2023 as a holding company. The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. As of June 30, 2026, the Company’s subsidiaries were as follows:

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

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity that is not attributable, directly, or indirectly, to the Company. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheets and statements of operations and comprehensive income are attributed to controlling and non-controlling interests. Non-controlling interests as of June 30, 2026 and 2025 primarily relate to the 30% equity interest in Fanfengjian CQ and Fanfengjian SH and 49% of equity interest in Octopus Cat.

Uses of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, revenue recognition, the allowance for credit losses, realizability of deferred tax assets, estimated useful lives of fixed assets, intangible assets and operating lease right-of-use assets, and accruals for income tax uncertainties.

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

The Company disaggregates its revenue by geographic region as follows:

	For the Fiscal Years Ended June 30,
	2026	%	2025	%	2024	%
Players located in the United States	$65,093,289	62.2%	$74,134,697	62.8%	$93,241,993	64.2%
Players located in Europe	17,790,770	17.0%	18,415,626	15.6%	21,349,802	14.7%
Players located in other regions	21,767,531	20.8%	25,498,559	21.6%	30,644,954	21.1%
Total revenue	$104,651,590	100%	$118,048,882	100%	$145,236,749	100%

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

10

The following table summarizes the Company’s opening and closing balances in contract liabilities and accounts receivable:

	Accounts Receivable	Contract Liabilities
Balance as of June 30, 2025	$10,423,418	$1,871,120
Balance as of June 30, 2026	8,042,595	1,471,074

The Company assesses the disclosure requirement of information related to remaining performance obligation required in ASC 606-10-50-13. The Company determines that the Company qualifies for the exemption under ASC 606-10-50-14 (1), as the performance obligations are part of contract with an original expected duration of one year or less.

The table below presents the activity of contract liabilities during the year ended June 30, 2026 and 2025, respectively.

	As of June 30,
	2026	2025
Balance at the beginning of the year	$1,871,120	$2,830,068
Cash received	93,934,483	105,350,306
Revenue recognized	94,424,013	106,343,226
Foreign currency translation	89,484	33,972
Balance at the end of the year	$1,471,074	$1,871,120

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

Advertising Costs

The cost of advertising is expensed as incurred, and totaled $38.8 million, $46.1 million and $55.1 million for the years ended June 30, 2026, 2025 and 2024, respectively. Advertising costs primarily consist of marketing and player acquisition and retention costs and are included in sales and marketing expenses.

Software Development Costs

The Company reviews software development costs associated with infrastructure and new games or significant updates to existing games to determine if the costs qualify for capitalizing in accordance with SC350-40 (“Internal-Use Software Accounting & Capitalization”). Once the software has been developed, the costs to maintain and train others for its use will be expensed. With regards to developing software, any application costs incurred during the development stage, both internal expenses and those paid to third parties are capitalized and amortized based on the estimated useful life of three to seven years.

As of June 30, 2026 and 2025, the Company capitalized $3,459,100 and $3,459,100 of game development costs, respectively.

Game Development costs of approximately nil, $0.9 million and $0.3 million were capitalized during the years ended June 30, 2026, 2025 and 2024, respectively. The estimated useful life of costs capitalized is generally three to seven years. During the years ended June 30, 2026, 2025 and 2024, the amortization of capitalized software costs totaled $911,958, $294,078 and $39,167, respectively.

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

Restricted Cash

The Company had restricted cash of $3,512 and nil as of June 30, 2026 and 2025, respectively, which were primarily security deposits in third-party platforms, such as Alipay and PayPal. In November 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-year and end-of-year total amounts presented in the statement of cash flows.

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

The carrying amounts reported in the balance sheet for cash and cash equivalents, restricted cash, short-term investment, accounts receivable, prepaid expenses and other current assets, short-term loans, accounts payable, accrued expenses, lease liabilities and other current liabilities approximate their fair value based on the short-term maturity of these instruments. For short term loans, the fair value approximates their carrying value at the year-end as the fair value is estimated by used discounted cash flow, in which interest rates used to discount the bank loans approximate market rates. As of June 30, 2025 and 2024, the carrying amounts of other financial instruments approximated to their fair values due to the short-term maturity of these instruments.

Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis

The following tables represent the fair value hierarchy of the Company’s financial assets measured at fair value on a recurring basis as of June 30, 2026 and 2025:

	As of June 30, 2026
	Level 1	Level 2	Level 3	Total
	USD	USD	USD	USD
Short-term investments
Investment in marketable equity securities	$5,102,400	$-	$-	$5,102,400
	$5,102,400	$-	$-	$5,102,400

	As of June 30, 2025
	Level 1	Level 2	Level 3	Total
	USD	USD	USD	USD
Short-term investments
Investment in marketable equity securities	$1,345,154	$-	$-	$1,345,154
	$1,345,154	$-	$-	$1,345,154

Transfers into or out of the fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities become unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. The Company did not transfer any assets or liabilities in or out of Level 2 and Level 3 during the years ended June 30, 2026, 2025 and 2024.

Advances to suppliers

The Company advances funds to certain game developers and certain suppliers for purchases of services. These advances are interest free, unsecured, and generally short term in nature. The Company reviews the recoverability of the advances periodically to determine whether their carrying value has become impaired. Advances that are not expected to be utilized, refunded or recovered within twelve months after the reporting date are reclassified to other non-current assets. The carrying value of such advances, net of expected credit loss, represents its estimated realized value. For the years ended June 30, 2026, 2025 and 2024, the Company recognized credit loss expense related to advances to suppliers of $20,095, $20,123 and nil, respectively. The credit loss expense primarily related to advances that were not expected to be utilized, refunded or otherwise recovered within twelve months.

Long-term Investments

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

The Company’s equity investments without readily determinable fair values, which do not qualify for NAV practical expedient and over which the Company does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative (the “Measurement Alternative”) in accordance with ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in other income (expense), net in the consolidated statements of operations and comprehensive income. The Company makes an assessment of whether an investment is impaired based on the performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as its financial and business performance. The Company recognizes an impairment loss equal to the difference between the carrying value and fair value in other income (expense), net in the consolidated statements of operations and comprehensive income if there is any. When the investments become qualified for use of the equity method, the Company remeasures the previously held interest in the investments at fair value, if any observable price changes in orderly transactions identified for an identical or a similar investment, immediately before it applies the equity method, in accordance with ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323).

Plant and equipment, net

Plant and equipment are recorded at cost. Depreciation is provided in amounts sufficient to recognize the cost of the related assets over their useful lives using the straight-line method, as follows:

Category	Estimated useful lives	Residual value
Electronic equipment	3 years	5%
Transportation equipment	5 years	5%
Leasehold improvements	Shorter of the estimated useful life or remaining lease term	-%

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

Useful life
Game development cost	3-7 years
Royalties	5-8 years
Copyright	8-10 years

The estimated useful lives of amortizable intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as significant adverse changes to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the remaining useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended June 30, 2026, 2025 and 2024.

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

Right-of-use of assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the years ended June 30, 2026, 2025 and 2024.

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

Income taxes

The Company accounts for income tax under FASB ASC Section 740 which utilizes the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the differences between financial statement carrying amounts of assets and liabilities versus the tax basis of assets and liabilities. Deferred tax assets are also provided for carryforward losses which can be used to offset future taxable income. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. A valuation allowance is established against net deferred tax assets when it is more likely than not that some portion or all of the net deferred tax asset will not be realized. The Company provided negative $2,527,236 and $1,753,872 of valuation allowance on the net deferred tax assets as of June 30, 2026 and 2025, respectively.

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest related to underpayment of income taxes for uncertain tax positions are classified as income tax expenses in the period incurred. No penalties or interest relating to uncertain tax positions were incurred during the years ended June 30, 2026, 2025 and 2024. As of June 30, 2026, the tax years ended December 31, 2023 through December 31, 2025 for the Company’s PRC subsidiaries remained open for statutory examination by PRC tax authorities.

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

Share-based Compensation

The Company applies ASC 718, Compensation—Stock Compensation (‘‘ASC 718’’), to account for its share-based awards.

Share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using straight-line vesting method over the requisite service period, which is the vesting period, with corresponding impact reflected in additional paid-in capital. The fair value of the share-based awards is determined based on the quoted market price of ordinary shares on the grant date.

Employee benefits

The Company’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution.

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

	As of June 30,
	2026	2025
Balance sheet items, except for equity accounts	$1=RMB6.7851	$1=RMB7.1636
Balance sheet items, except for equity accounts	$1=HK$7.8420	$1=HK$7.8499

	For the Years Ended June 30,
	2026	2025	2024
Items in the statements of operations and comprehensive income (loss), and statements of cash flows	$1=RMB6.9940	$1=RMB7.2143	$1=RMB7.2248
Items in the statements of operations and comprehensive income (loss), and statements of cash flows	$1=HK$7.8118	$1=HK$7.7893	$1=HK$7.8190

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

Credit risk and concentrations of customers and suppliers

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of June 30, 2026 and 2025, $17,570,391 and $15,234,745 of the Company’s cash and cash equivalents and restricted cash, respectively, were on deposit at financial institutions in the PRC, Hong Kong and Singapore, which management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits for each account in each bank in RMB and in foreign currency placed with them for up RMB500,000 (approximately $72,000). Such Deposit Insurance Regulations would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the coverage limit. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Company believes that the Chinese banks that hold the Company’s cash and cash equivalents, restricted cash, and short-term investments are financially sound based on publicly available information. In Hong Kong, the Deposit Protection Scheme (the “DPS”) is established under the Deposit Protection Scheme Ordinance. In case a member bank of DPS (a Scheme member) fails, the DPS will pay compensation up to a maximum of HK$500,000 (approximately $64,000) to each depositor of the failed Scheme member. Singapore Deposit Insurance Corporation Limited (SDIC) administers the Deposit Insurance (DI) Scheme and Policy Owners’ Protection (PPF) Scheme in Singapore. A depositor has up to S$75,000 insured by Singapore Deposit Insurance Corporation (“SDIC”).

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

Segment reporting

The Company determines its operating segments based on components that engage in business activities from which they may earn revenues and incur expenses, and for which discrete financial information is available. These segments are identified based on internal financial reports that are regularly reviewed by the Company’s chief operating decision maker (“CODM”) for purposes of allocating resources and assessing performance.

In accordance with ASC 280, Segment Reporting, the Company applies the “management approach” in determining its reportable segments. The Company’s CODM identified as the Company’s Chief Executive Officer. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates as one operating segment. The Company has concluded that consolidated net income (loss) is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on consolidated net income (loss) as reported in the consolidated statements of operations and comprehensive (loss) income. As substantially all of the Company’s long-lived assets are located in the PRC, no geographical segment information is presented.

Recent accounting pronouncements

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

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that this update will have on the consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update establishes the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2025-10.

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements (“ASU 2025-12”). ASU 2025-12 addresses suggestions received from stakeholders regarding the Accounting Standards Codification and makes other incremental improvements to U.S. GAAP. The update represents changes to the Codification that clarify, correct errors in or make other improvements to a variety of topics that are intended to make it easier to understand and apply. ASU 2025-12 is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. Entities are required to apply the amendments to ASC 260 retrospectively. All other amendments may be applied prospectively or retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2025-12.

In April 2026, the FASB issued ASU 2026-01, Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock. The ASU requires PIK dividends on equity-classified preferred stock to be initially measured based on the stated PIK dividend rate in the preferred stock agreement. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In May 2026, the FASB issued ASU 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818). This standard provides guidance on the accounting for environmental credits (such as renewable energy credits, carbon credits) and related obligations. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual periods. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

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

Note 3 — SHORT TERM INVESTMENT

As of June 30, 2026 and 2025, the balance of short-term investment amounted to $5,102,400 and $1,345,154, respectively. These investments primarily consisted of the marketable securities purchased on the open market through securities companies.

For the year ended June 30, 2026, the Company recognized investment income of $2,097,593 from the sale of marketable securities and recorded a net unrealized loss of $164,555 in the consolidated statement of income and comprehensive income.

For the year ended June 30, 2025, the Company recognized investment income of $36,965 from the sale of marketable securities and recorded a net unrealized gain of $14,742 in the consolidated statement of income and comprehensive income.

Note 4 — ACCOUNTS RECEIVABLE

As of June 30, 2026 and 2025, the balance of accounts receivable amounted to $8,042,595 and $10,423,418, respectively. For the years ended June 30, 2026, 2025 and 2024, the Company assessed the collectability of accounts receivable and did not provide any allowance for credit losses since the platform operators paid in the short term.

As of the date of these financial statements, the Company had collected all the accounts receivable outstanding as of June 30, 2026 and 2025.

Note 5 — ADVANCES TO SUPPLIERS

	As of June 30,
	2026	2025
Advances to suppliers-third parties	$10,708,483	$8,621,580
Advances to suppliers-related parties	876,092	841,070
Less: allowance for credit losses	(42,113)	(20,268)
Total advances to suppliers	$11,542,462	$9,442,382
Other non-current asset	4,116,201	-
Advances to suppliers, current	$7,426,261	$9,442,382

The movement of allowance for credit losses for the years ended June 30, 2026, 2025 and 2024 were as following:

	For the years ended June 30,
	2026	2025	2024
Balance at the beginning of the year	$20,268	$-	$-
Additions	23,239	20,123	-
Recovery	(3,144)	-	-
Foreign currency translation	1,750	145	-
Balance at the end of the year	$42,113	$20,268	$-

Note 6 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of June 30,
	2026	2025
Prepaid expenses	$174,715	$6,959
Rental and other deposits	562,940	264,711
Accounts receivable collected by other third parties	3,773,052	2,848,770
Others	8,107	8,348
Total prepaid expenses and other assets	$4,518,814	$3,128,788
Other non-current assets	231,571	-
Total prepaid expenses and other current assets	$4,287,243	$3,128,788

The Company assessed the collectability of prepaid expenses and other current assets, and the Company did not provide any allowance for credit losses. As of the date of these financial statements, the Company had collected (i) approximately $0.7 million, or 18.2% of the balance of accounts receivable collected by other third parties as of June 30, 2026, and (ii) all the balance of accounts receivable collected by other third parties outstanding as of June 30, 2025.

Note 7 — LONG-TERM INVESTMENTS

Equity investments consisted of the following:

	As of June 30,
	2026	2025
Investment in Ningbo Meishan Bonded Logistics Park Sharing Huixin Venture Capital Partnership (Limited Partnership) (“Ningbo Huixin LP”)	$113,864	$139,921
Investment in Chongqing Xiangyou Xingjie Private Equity Investment Fund Partnership (Limited Partnership) (“Chongqing Xiangyou LP”)	1,104,817	1,400,543
Investment in Wuhan Huiyu Technology Co., Ltd. (“Wuhan Huiyu”)	312,541	287,036
Investment in Beijing Jiaqiwan Technology Co., Ltd. (“Beijing Jiaqiwan”)	176,880	167,521
Investment in Juxi Technology (Shenzhen) Co., Ltd.(“Juxi Shenzhen”)	294,800	-
Investment in a private equity fund	263,518	-
Total equity investment	$2,266,420	$1,995,021

(a) Investment in Ningbo Huixin LP

Ningbo Huixin LP engages in investing primarily in game development companies. In September 2021, the Company entered into the Ningbo Huixin LP Partnership Agreement (the “Huixin LP Agreement”) with Ningbo Huixin LP and its general partner to acquire 27.27% of the equity in Ningbo Huixin LP. Pursuant to the Huixin LP Agreement, the Company invested, as a limited partner, $137,906 (RMB1 million) into Ningbo Huixin LP. During the year ended June 30, 2026, the Company received $32,564 as a partial return of its capital contributions. The Company considers that it has significant influence over Ningbo Huixin LP due to the level of ownership and its participation in Ningbo Huixin LP’s significant business operating and strategic decisions. Accordingly, the Company accounts for the investment using the equity method. For the years ended June 30, 2026, 2025 and 2024, the Company recognized investment loss of $300, $87 and $96, respectively. For the years ended June 30, 2026, 2025 and 2024, the Company did not recognize any impairment loss for the investment in Ningbo Huixin LP.

(b) Investment in Chongqing Xiangyou LP

Chongqing Xiangyou LP engages in investing primarily in game development companies. In October 2021, the Company entered into the Chongqing Xiangyou LP Partnership Agreement (the “Xiangyou Agreement”) with Chongqing Xiangyou LP and its general partner to acquire 20% of the equity interests in Chongqing Xiangyou LP. The Company invested, as a limited partner, $1,448,016 (RMB10.5 million) into Chongqing Xiangyou LP. During the year ended June 30, 2026, the Company received $341,926 as a partial return of its capital contributions The Company accounts for its investment in Chongqing Xiangyou LP under the equity method of accounting. For the years ended June 30, 2026, 2025 and 2024, the Company recognized investment loss of $20,890, $5,016, and $27,117, respectively. For the years ended June 30, 2026, 2025 and 2024, the Company did not recognize any impairment loss for the investment in Chongqing Xiangyou LP.

(c) Investment in Wuhan Huiyu

Wuhan Huiyu engages in developing mobile gaming applications. In January 2021, the Company entered into a share purchase agreement, with the founder team of Wuhan Huiyu to acquire 37.5% of Wuhan Huiyu. During the year ended June 30, 2022, the Company invested $413,719 (RMB3.0 million) in Wuhan Huiyu. The Company accounts for its investment in Wuhan Huiyu under the equity method of accounting. For the years ended June 30, 2026, 2025 and 2024, the Company recognized an investment income of $9,184, investment loss of $20,854 and investment income of $22,619, respectively. For the years ended June 30, 2026, 2025 and 2024, the Company did not recognize any impairment loss for the investment in Wuhan Huiyu.

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

(e) Investment in Juxi Shenzhen

Juxi Shenzhen develops an online game aggregation platform powered by artificial intelligence. In June 2026, the Company entered into an Equity Investment Agreement to acquire 10% of Juxi Shenzhen. During the year ended June 30, 2026, the Company invested $294,800 (RMB2.0 million) in Juxi Shenzhen. The Company accounts for its investment in Juxi Shenzhen at cost under the measurement alternative.

(f) Investment in a private equity fund

Investments in private equity funds over which the Company does not exercise significant influence and that do not have readily determinable fair values are accounted for under the measurement alternative at cost, less impairment, if any, and adjusted for subsequent observable price changes. During the year ended June 30, 2026, the Company invested $250,000 in a private equity fund. No such investment during the fiscal years ended June 30, 2025 and 2024.

For the years ended June 30, 2026, 2025 and 2024 June 30, 2026, 2025 and 2024, the Company did not receive any dividends from all the above investments.

Note 8 — PLANT AND EQUIPMENT, NET

Plant and equipment, net, consisted of the following:

	As of June 30,
	2026	2025
Electronic equipment	$399,979	$443,076
Transportation equipment	106,098	100,484
Leasehold improvements	751,740	-
Less: accumulated depreciation	(378,472)	(419,057)
Plant and equipment, net	$879,345	$124,503

Depreciation expenses were $55,129, accumulated depreciation transferred out from disposal of plant and equipment was $117,218, and currency translation difference were $21,504 for the year ended June 30, 2026. Loss from plant and equipment written off was $6,169 for the year ended June 30, 2026.

Depreciation expenses were $48,537 and currency translation differences were $5,653 for the year ended June 30, 2025. No plant and equipment were written off for the year ended June 30, 2025.

Depreciation expenses were $131,582, accumulated depreciation transferred out from disposal of plant and equipment was $70,166, and currency translation differences were $1,031 for the year ended June 30, 2024. Loss from plant and equipment written off was $3,695 for the year ended June 30, 2024.

For the years ended June 30, 2026, 2025 and 2024, the Company did not record any impairment loss of plant and equipment.

Note 9 — INTANGIBLE ASSETS, NET

The following is a summary of intangible assets as of June 30, 2026 and 2025:

	As of June 30,
	2026	2025
Royalty	$5,621,411	$5,323,941
Game development costs	3,652,373	3,459,100
Copyright	147,400	139,600
Total intangible assets	9,421,184	8,922,641
Less: accumulated amortization	(5,902,308)	(3,921,118)
Intangible assets, net	$3,518,876	$5,001,523

Amortization expenses were $1,709,501 and currency translation differences were $271,689 for the year ended June 30, 2026. No intangible asset was written off for the year ended June 30, 2026.

Amortization expenses were $1,106,853 and currency translation differences were $48,191 for the year ended June 30, 2025. Intangible asset written off was $180,361 for the year ended June 30, 2025.

Amortization expenses were $766,923 and currency translation differences were $8,893 for the year ended June 30, 2024. No intangible asset was written off for the year ended June 30, 2024.

For the years ended June 30, 2026, 2025 and 2024, the Company did not record any impairment loss of intangible assets.

Note 10 —SHARE-BASED COMPENSATION

On January 24, 2025, the Board of Directors of the Company approved the 2023 Equity Incentive Plan (the “2023 Plan”), under which, the Board of Directors adopt an equity incentive plan for the purpose of providing incentive and equity awards to directors, employees, service providers and other individuals, and to reserve 3,749,855 ordinary shares of the Company for issuance. The reserved shares were issued on December 10, 2025.

On April 1, 2026, the Company granted a total of 347,200 class A ordinary shares to certain distributors (the “Participants”) under the 2023 Plan. The Class A ordinary shares were fully vested upon issuance and were not subject to any service, performance or other vesting conditions. The fair value of the Class A ordinary shares is based on the fair market value of the underlying ordinary shares on grant date.

For the year ended June 30, 2026, 2025 and 2024, the Company recognized share-based compensation expenses $333,312, nil and nil, respectively.

Note 11 — LEASES

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

As of June 30, 2026, the weighted average remaining lease term was 4.98 years and the weighted average discount rate was 3.50% for the Company’s operating leases. The Company’s lease costs are included within the cost of revenue and administrative expenses on the consolidated statements of operations. For the year ended June 30, 2026, the lease cost amounted to $428,340.

As of June 30, 2025, the weighted average remaining lease term was 1.12 years and the weighted average discount rate was 4.75% for the Company’s operating leases. The Company’s lease costs are included within the cost of revenue and administrative expenses on the consolidated statements of operations. For the year ended June 30, 2025, the lease cost amounted to $434,874.

For the years ended June 30, 2026, 2025 and 2024, amortization of the operating lease right-of-use assets amounted to $577,826, $407,029 and $425,882, respectively, and the interest on lease liabilities amounted to $32,741, $27,845 and $11,666, respectively.

Supplemental balance sheet information related to operating leases was as follows:

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	As of June 30,
	2026	2025
Right-of-use assets	$1,982,719	$998,531
Right-of-use assets, accumulated amortization	(283,367)	(485,884)
Right-of-use assets, net	$1,699,352	512,647

Lease liabilities, current	279,825	463,064
Lease liabilities, non-current	1,532,181	58,517
Total lease liabilities	$1,812,006	$521,581

The future undiscounted aggregate minimum lease payments under non-cancellable operating leases were as follows as of June 30, 2026:

Year Ended June 30,	Amount
2027	$339,537
2028	337,995
2029	322,297
2030	425,597
2031 and thereafter	575,040
Less: Amounts representing interest	(188,460)
Total present value of lease liabilities	1,812,006
Less: current portion of lease liabilities	279,825
Non-current portion of lease liabilities	$1,532,181

Note 12 — TAXES

Taxes payable consisted of the following:

	As of June 30,
	2026	2025
Individual income taxes payable	28,289	23,273
Income tax payable	16,631	28,326
Total taxes payable	$44,920	$51,599

Cayman

The Company and Gamehaus Inc. are incorporated in the Cayman Islands and are not subject to income taxes under the current laws of the Cayman Islands.

BVI

Joypub is incorporated in the BVI and is not subject to income taxes under the current laws of the BVI.

Singapore

Gamehaus SG is incorporated in Singapore and is subject to Singapore Corporate Tax. Nil pretax income was generated in Singapore for the years ended June 30, 2026, 2025 and 2024.

Hong Kong

Gamehaus HK, Gamepromo, and Dataverse are companies registered in Hong Kong and are subject to the following corporate income tax rate: the first HK$2 million of profits earned will be taxed at half the current rate (i.e., 8.25%), while the remaining profits will continue to be taxed at the existing 16.5% if revenue is generated in Hong Kong.

PRC

Under the PRC Enterprise Income Tax Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%.Starting from the tax year ended November 28, 2024, Haohan CQ is qualified as a High and New Technology Enterprise (“HNTE”) and is subject to a favorable income tax rate of 15%. Haohan CQ’s HNTE certification is valid for three years starting from November 2024 and subject to renew. In accordance with the implementation rules of the Income Tax Law of the PRC, enterprises newly established in the Western Development Zone within the scope of “preferential catalogue of income tax for key industries encouraged to develop in West area” shall be subject to a favorable income tax rate of 15% from January 1, 2021 to December 31, 2030. Haohan CQ and Fanfengjian CQ are established in the Western Development Zone and they are subject to a favorable income tax rate of 15% to December 31, 2030. Ruojintang and Octopus Cat are eligible for the preferential tax policies as small-scale taxpayers for the year ended June 30, 2026. As small-scale taxpayers, 25% of the annual taxable income of RMB 3 million or less will be included in the taxable income, and the enterprise income tax will be paid at the rate of 20%, which is essentially resulting in a favorable income tax rate of 5%. This preferential treatment is effective until December 31, 2027. The Company’s remaining subsidiaries are subject to corporate income tax at the PRC unified rate of 25%.

i)	The components of the income tax provision were as follows:

	For the Years Ended June 30,
	2026	2025	2024
Current income tax expenses	$(18,540)	$(165,590)	$(130,307)
Total	$(18,540)	$(165,590)	$(130,307)

ii)	The following table summarizes net deferred tax assets resulting from differences between the financial accounting basis and tax basis of assets and liabilities:

	As of June 30,
	2026	2025
Deferred tax assets:
Provision for credit losses	$20,713	$20,267
Net operating loss carried forward	10,095,271	10,336,667
Deferred tax asset for net operating loss carried forward	2,523,818	1,750,527
Total deferred tax assets	2,527,236	1,753,872
Less: valuation allowance	(2,527,236)	(1,753,872)
Deferred tax assets, net of valuation allowance	$-	$-

The change in valuation allowance for the years ended June 30, 2026, 2025, and 2024 amounted to positive $773,364, positive $599,806 and positive $414,719, respectively.

As the PRC does not allow the filing of consolidated tax returns, the deferred taxes relate to separate entities that file their own tax returns and therefore could not be offset with each other. A reconciliation between the Company’s actual provision for income taxes and the provision at the PRC mainland statutory rate is as follows:

	For the Years Ended June 30,
	2026	2025	2024
Income before income tax expenses	$3,870,585	$3,985,403	$8,721,068
Computed income tax expenses with statutory tax rate	967,647	997,115	2,180,267
Differential income tax rates applicable to certain entities	(1,152,726)	(341,814)	(1,080,231)
Additional deduction for research and development expenses	(128,854)	(188,840)	(509,024
Tax-exempted loss (income)	205,790	(534,074)	(1,011,906)
Tax effect of permanent difference	56,880	(2,335)	45,625
Effect of temporary differences	-	-	90,895
Changes in valuation allowance	69,803	235,538	414,681
Current income tax expenses (benefits)	$18,540	$165,590	$130,307

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. As of June 30, 2026, the tax years ended December 31, 2023 through December 31, 2025 for the Company’s PRC subsidiaries, remain open for statutory examination by PRC tax authorities.

As of June 30, 2026 and 2025, the Company had net operating loss carryforwards of approximately $10,095,271 and $10,336,667, respectively, which arose from the Company’s subsidiaries in the PRC. As of June 30, 2026 and 2025, deferred tax assets from the net operating loss carryforwards amounted to $2,523,818 and $1,750,527, respectively. The Company recorded valuation allowances of $2,527,236 and $1,753,872 as of June 30, 2026 and 2025, respectively. Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years.

As of June 30, 2026, net operating loss carryforwards were expected to expire, if unused, in the following amounts:

2026	$1,456,302
2027	836,938
2028	5,878,620
2029	1,891,941
2030	31,470
Total	$10,095,271

Note 13 — NET INCOME PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the Years Ended June 30,
	2026	2025	2024
Numerator:
Net income	$3,852,045	$3,819,813	$8,590,761
Less: net (loss) income attributable to non-controlling interest	(430,790)	(141,718)	342,339
Net income attributable to Gamehaus Holdings Inc’s shareholders	$4,282,835	$3,961,531	8,248,422

Denominator:
Weighted average number of ordinary shares*	53,389,642	51,539,531	50,000,000

Net income attributable to Gamehaus Holdings Inc’s shareholders per share
Basic and diluted	$0.08	$0.08	$0.16

*	Shares are presented on a retroactive basis to reflect the reverse recapitalization on January 24, 2025 for the business combination.

Note 14 — CONCENTRATION OF MAJOR CUSTOMERS AND SUPPLIERS

Apple and Google are significant distribution, marketing, promotion, and payment platforms for the Company’s games. A significant portion of the Company’s revenue has been generated from players who accessed the Company’s games through these platforms. Therefore, the Company’s accounts receivable are derived mainly from sales through these two platforms. A significant portion of the Company’s revenue has been generated from players who accessed the Company’s games through these platforms but no customer accounts for a significant portion of its revenue. As of June 30, 2026, Apple, Google, and Appcharge accounted for approximately 50.2%, 21.2% and 10.6% of the Company’s total account receivable balance. As of June 30, 2025, Apple and Google accounted for approximately 60.7% and 23.8% of the Company’s total account receivable balance.

Accounts receivable are recorded at their transaction amounts and do not bear interest. The Company bases its allowance for doubtful accounts on management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable based on historical collection experience and current and expected future economic and market conditions.

As of June 30, 2026, two suppliers accounted for 17.9%, and 13.5% of the Company’s total accounts payable balance. As of June 30, 2025, two suppliers accounted for 19.7% and 15.1% of the Company’s total accounts payable balance.

Note 15 — SHAREHOLDERS’ EQUITY

Gamehaus was established under the laws of the Cayman Islands on July 20, 2023. The authorized share capital of the Company is $100,000 divided into 1,000,000,000 shares of par value $0.0001 each, consisting of 900,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares. As of June 30, 2026, 49,520,156 Class A ordinary shares were issued and outstanding and 7,799,057 Class B ordinary shares were issued and outstanding, respectively. As of June 30, 2025, 37,971,245 Class A ordinary shares were issued and outstanding and 15,598,113 Class B ordinary shares were issued and outstanding, respectively. The shares are presented on a retroactive basis to reflect the reverse recapitalization that is discussed in Note 1.

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

Shares Repurchase from public market

On February 7, 2025, the Company announced that its board of directors has authorized a share repurchase program (the “Share Repurchase Program”) to buy back up to $30 million of its outstanding Class A ordinary shares.

In August 2025, the board of directors of the Company approved a share repurchase plan, pursuant to which the aggregate value of Class A ordinary shares authorized for repurchase under the plan through August 28, 2026 shall not exceed $5 million. As of June 30, 2026, the Company had repurchased 518,063 of its Class A ordinary shares for $599,999.

Share transfer

For the year ended June 30, 2026 and 2025, 7,799,056 and nil of Class B ordinary shares have been converted into Class A ordinary shares, respectively.

Note 16 — RELATED PARTY TRANSACTIONS

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

	For the Years Ended June 30,
	2026	2025	2024
Royalty fee and service from related parties
Wuhan Huiyu	$259,813	$320,386	$450,761
Shanghai Dongying	1,845,533	2,528,147	2,860,905
Mobile Motion	59,811	83,427	1,951,176
Total	$2,165,157	$2,931,960	$5,262,842

1)	The Company entered into an exclusive game agency agreement with Wuhan Huiyu in January 2020. The exclusive agency term is eight years from the date of launching the game. Pursuant to the exclusive game agency agreement, the Company shares 15% to 18% of gross profit generated by the game with Wuhan Huiyu on a monthly basis. The Company recorded $259,813, $320,386 and $450,761 of profit-sharing expenses for the years ended June 30, 2026, 2025 and 2024, respectively.

2)	The Company entered into a technology development agreement with Shanghai Dongying in January 2021 to customize design the game. During the year ended June 30, 2024, the Company entered supplementary agreement with Shanghai Dongying regarding the profit-sharing policy. Pursuant to supplementary agreement, the Company shares 25% of operating income of the game generated by the game with Shanghai Dongying on a monthly basis. The Company recorded $1,845,533, $2,528,147 and $2,860,905 of profit-sharing expenses for the years ended June 30, 2026, 2025 and 2024, respectively.

3)	The Company entered into an exclusive game agency agreement with Mobile Motion in January 2021. The exclusive agency term is eight years from the date of launching the game. The Company paid an initial royalty fee of approximately $300,000 (RMB1.9 million). The Company recorded $34,683, $33,616 and $33,567 of amortization of royalty fees for the years ended June 30, 2026, 2025 and 2024, respectively. The Company recorded $25,128, $49,811, and $1,917,609 of customized design fees for the years ended June 30, 2026, 2025 and 2024.

(b) The Company had the following significant related party balances:

Advances to Suppliers — related parties

As of June 30, 2026 and 2025, advances to suppliers - related parties, consisted as following:

	As of June 30,
	2026	2025
Mobile Motion	876,092	841,070
Total	$876,092	$841,070

Accounts payable — related parties

As of June 30, 2026 and 2025, accounts payable - related parties, consisted as following:

	As of June 30,
	2026	2025
Wuhan Huiyu	$35,502	$35,052
Shanghai Dongying	13,742	173,715
Total	$49,244	$208,767

Note 17 — SEGMENT REPORTING

The Company follows Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting, as amended by Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires companies to disclose segment information based on how management allocates resources and evaluates operating performance.

The Company’s CODM is its Chief Executive Officer. The CODM regularly reviews financial information, including segment revenue, gross profit, significant segment expenses (selling expenses, research and development expenses and general and administrative expenses), segment net income (loss), and segment asset, presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources.

The Company’s primary measure of segment performance is segment net income (loss). Other key measures reviewed by the CODM include segment revenue, gross profit, significant segment expenses (selling expenses, research and development expenses and general and administrative expenses), and segment assets.

The Company manages its operations and allocates resources as a single operating segment.

The following table includes the significant expense categories and amounts that are regularly provided to the CODM:

	For the years ended
	June 30,
	2026	2025	2024
Revenues	104,651,590	118,048,882	145,236,749
Operating costs and expenses
Cost of revenues	(49,480,191)	(55,860,712)	(70,658,025)
Research and development expenses	(6,343,012)	(5,694,010)	(4,788,467)
Selling and marketing expenses	(41,020,636)	(48,393,515)	(57,685,521
General and administrative expenses	(6,431,723)	(4,710,537)	(3,756,679)
Other income, net (1)	2,476,017	429,705	242,704
Net income	3,852,045	3,819,813	8,590,761

(1)	Includes other income and expenses, net and income tax expenses.

Note 18 — COMMITMENTS AND CONTINGENCIES

Lease commitments

The total future minimum lease payments including the agreed property management fee under the non-cancellable operating lease with respect to the office as of June 30, 2026 are payable as follows:

June 30, 2026
Within 1 year	$179,996
2 – 5 years	637,079
More than 5 years	39,622
Total	$856,697

Capital expenditure commitments

The Company has commitments for capital expenditure totaling $1,995,508 as of June 30, 2026. These commitments are primarily related to the acquisition of royalty rights and developed games.

Contingencies

The Company may be involved in various legal proceedings, claims, and other disputes arising from the commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss for a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Company was not aware of any litigation, lawsuits, or claims as of June 30, 2026.

Note 19 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of issuance of the consolidated financial statements, and did not identify any other subsequent events with material financial impact on the Company’s consolidated financial statements.

Note 20 — RESTRICTED NET ASSETS

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries and affiliated entities in mainland China must take appropriations from tax profit to non-distributive funds. These reserves include the general reserve and the development reserve.

The general reserve requires an annual appropriation of 10% of after-tax profits at each year end until the balance reaches 50% of a PRC company’s registered capital. Other reserve is set aside at the Company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. The general reserve amounted to $1,981,570 and $1,755,450 as of June 30, 2026 and 2025, respectively.

The Company’s subsidiaries are in mainland China, and such subsidiaries can only be paid out of distributable profits reported in accordance with PRC accounting standards. As such, the Company’s subsidiaries in mainland China are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the subsidiaries. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the PRC subsidiaries not available for distribution, was $9,280,759 and $8,179,786 as of June 30, 2026 and 2025, respectively.

The Company performed a test on the restricted net assets of its consolidated subsidiaries (the “restricted net assets”) in accordance with U.S. Securities and Exchange Commission Regulation S-X Rule 4-08 (e)(3), “General Notes to Financial Statements.” Such restricted net assets amounted to approximately $9.3 million, or 24.2% of the Company’s total consolidated net assets, as of June 30, 2026. Such restricted net assets amounted to approximately $8.2 million, or 23.5% of the Company’s total consolidated net assets, as of June 30, 2025. Based upon this percentage, the Company is not required to disclose the financial information for the parent company.

